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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176601

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

        Ecolab Inc., which we refer to as Ecolab, and Nalco Holding Company, which we refer to as Nalco, have entered into an Agreement and Plan of Merger dated as of July 19, 2011, which we refer to as the merger agreement, pursuant to which Nalco will merge with and into a wholly-owned subsidiary of Ecolab. Upon completion of the merger, the separate existence of Nalco will cease, and Ecolab will be the parent company of the Ecolab subsidiary surviving the merger and Nalco's subsidiaries. The obligations of Ecolab and Nalco to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. If the merger is completed, Nalco stockholders may elect to receive either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest, per share of Nalco common stock, provided that approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. In order to achieve this 70%/30% stock-cash mix of consideration, the merger agreement provides for pro-rata adjustments to and reallocation of the stock and cash elections made by Nalco stockholders, as well as the allocation of consideration to be paid with respect to Nalco shares owned by stockholders who fail to make an election. Accordingly, depending on the elections made by other Nalco stockholders, you may not receive the amount of cash or the number of shares of Ecolab common stock that you request on your election form. Cash will be paid in lieu of any fractional shares of Ecolab common stock.

        Ecolab and Nalco will each hold a special meeting of their respective stockholders in connection with the proposed merger. At the special meeting of Ecolab stockholders, Ecolab stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, (ii) a proposal to adopt an amendment to Ecolab's restated certificate of incorporation following completion of the merger to increase the number of authorized shares of Ecolab common stock to 800,000,000 shares and (iii) a proposal to adjourn the Ecolab special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal. The Ecolab board of directors unanimously recommends that Ecolab stockholders vote "FOR" each of the proposals to be considered at the Ecolab special meeting. At the special meeting of Nalco stockholders, Nalco stockholders will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) a non-binding, advisory proposal to approve the compensation that may become payable to Nalco's named executive officers in connection with the completion of the merger and (iii) a proposal to adjourn the Nalco special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal. The Nalco board of directors unanimously recommends that Nalco stockholders vote "FOR" each of the proposals to be considered at the Nalco special meeting.

        This joint proxy statement/prospectus contains detailed information about Ecolab, Nalco, the special meetings, the merger agreement and the merger. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section titled "Risk Factors" beginning on page 42.

        Your vote is very important. Whether or not you expect to attend either special meeting in person, please submit a proxy to vote your shares as promptly as possible.

        We look forward to the successful combination of Ecolab and Nalco.

        Sincerely,

Douglas M. Baker, Jr. Chairman, President and Chief Executive Officer Ecolab Inc.	J. Erik Fyrwald Chairman, President and Chief Executive Officer Nalco Holding Company

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This joint proxy statement/prospectus is dated October 28, 2011 and is first being mailed to Ecolab and Nalco stockholders on or about October 31, 2011.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be held on November 30, 2011

To the stockholders of Ecolab Inc.:

        We are pleased to invite you to attend the special meeting of stockholders of Ecolab Inc., which we refer to as Ecolab, which will be held at the Ecolab Corporate Center, 370 Wabasha Street North, St. Paul, Minnesota 55102 on Wednesday, November 30, 2011, at 10:00 a.m., local time, for the following purposes:

  •
  to consider and vote on a proposal to approve the issuance of shares of Ecolab common stock to the stockholders of Nalco Holding Company, which we refer to as Nalco, pursuant to the merger contemplated by the Agreement and Plan of Merger dated as of July 19, 2011, which we refer to as the merger agreement, among Ecolab, Sustainability Partners Corporation, a wholly-owned subsidiary of Ecolab, and Nalco, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice forms a part, which we refer to as the share issuance proposal;

  •
  to vote on a proposal to adopt an amendment to Ecolab's restated certificate of incorporation following completion of the merger to increase the number of authorized shares of Ecolab common stock to 800,000,000 shares, which we refer to as the additional share authorization proposal; and

  •
  to vote on a proposal to adjourn the Ecolab special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal, which we refer to as the Ecolab adjournment proposal.

        Ecolab will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Ecolab special meeting.

        The Ecolab board of directors has unanimously approved the merger agreement, declared it advisable, approved the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, are in the best interests of Ecolab and its stockholders. The Ecolab board of directors has further unanimously approved an amendment to Ecolab's restated certificate of incorporation in accordance with the additional share authorization proposal and has determined that such amendment is advisable and in the best interests of Ecolab and its stockholders. The Ecolab board of directors accordingly unanimously recommends that Ecolab stockholders vote "FOR" each of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

        The Ecolab board of directors has fixed the close of business on October 11, 2011 as the record date for determination of Ecolab stockholders entitled to receive notice of, and to vote at, the Ecolab special meeting or any adjournments or postponements thereof. Only holders of record of Ecolab common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Ecolab special meeting. The share issuance proposal and Ecolab adjournment proposal each require approval by a majority of the total votes cast at the Ecolab special meeting by the holders of shares of Ecolab common stock present in person or represented by proxy and entitled to vote on that proposal. Approval of the additional share authorization proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Ecolab common stock entitled to vote on the proposal. A list of stockholders of Ecolab will be available for review for any purpose germane to the special meeting at Ecolab's executive offices and principal place of business at 370 Wabasha Street North, St. Paul, Minnesota 55102, during regular business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

        Your vote is very important. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting. You may use one of the following three methods:

  •
  log onto the website indicated on the enclosed proxy card and follow the prompts using the control number located on the proxy card;

  •
  dial the telephone number indicated on the enclosed proxy card and follow the further directions using the control number located on the proxy card; or

  •
  mark, sign, date and mail the enclosed proxy card to the address on the accompanying return envelope.

        If your shares are held in the name of a bank, broker or other fiduciary, please follow the easy directions on the voting instruction card furnished by the record holder.

        Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

        The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement as well as a description of each of the proposals to be considered at the special meeting. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Ecolab common stock, please contact Ecolab's proxy solicitor:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders call toll-free: (877) 456-3510
or
Banks and brokers call collect: (212) 750-5833

By Order of the Board of Directors of Ecolab Inc.

James J. Seifert General Counsel and Secretary

St. Paul, Minnesota
October 28, 2011

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be held on November 30, 2011

To the stockholders of Nalco Holding Company:

        We are pleased to invite you to attend the special meeting of stockholders of Nalco Holding Company, which we refer to as Nalco, which will be held at the Nalco Company Corporate Offices at 1601 West Diehl Road, Naperville, Illinois, 60563-1198 on Wednesday, November 30, 2011, at 10:00 a.m., local time, for the following purposes:

  •
  to consider and vote on a proposal to adopt the Agreement and Plan of Merger dated as of July 19, 2011, which we refer to as the merger agreement, among Ecolab Inc., which we refer to as Ecolab, Sustainability Partners Corporation, a wholly-owned subsidiary of Ecolab, and Nalco, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice forms a part, which we refer to as the merger proposal;

  •
  to vote on a non-binding, advisory proposal to approve the compensation that may become payable to Nalco's named executive officers in connection with the completion of the merger, which we refer to as the compensation proposal; and

  •
  to vote on a proposal to adjourn the Nalco special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to as the Nalco adjournment proposal.

        Nalco will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Nalco special meeting.

        The Nalco board of directors has unanimously approved the merger agreement, declared it advisable and determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Nalco and its stockholders. The Nalco board of directors unanimously recommends that Nalco stockholders vote "FOR" each of the merger proposal, the compensation proposal and the Nalco adjournment proposal.

        The Nalco board of directors has fixed the close of business on October 11, 2011 as the record date for determination of Nalco stockholders entitled to receive notice of, and to vote at, the Nalco special meeting or any adjournments or postponements thereof. Only holders of record of Nalco common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Nalco special meeting. Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock entitled to vote on the proposal. The compensation proposal and Nalco adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock present in person or represented by proxy at the Nalco special meeting and entitled to vote on that proposal. A list of stockholders of Nalco will be available for review for any purpose germane to the special meeting at Nalco's executive offices and principal place of business at 1601 West Diehl Road, Naperville, Illinois 60563-1198, during regular business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

        Your vote is very important. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting. You may use one of the following three methods:

  •
  log onto the website indicated on the enclosed proxy card and follow the prompts using the control number located on the proxy card;

  •
  dial the telephone number indicated on the enclosed proxy card and follow the further directions using the control number located on the proxy card; or

  •
  mark, sign, date and promptly mail the enclosed proxy card to the address on the accompanying return envelope.

        If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

        The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Nalco common stock, please contact Nalco's proxy solicitor:

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

By Order of the Board of Directors of Nalco Holding Company

Stephen N. Landsman Vice President, General Counsel and Secretary

Naperville, Illinois
October 28, 2011

ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates important business and financial information about Ecolab and Nalco from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Innisfree M&A Incorporated	MacKenzie Partners, Inc.
501 Madison Avenue, 20th Floor New York, New York 10022	105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com
Stockholders call toll-free: (877) 456-3510 or Banks and brokers call collect: (212) 750-5833	Call Collect: (212) 929-5500 or Toll-Free: (800) 322-2885
or	or
Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102 Attn: Corporate Secretary (651) 293-2836	Nalco Holding Company 1601 West Diehl Road Naperville, Illinois 60563-1198 Attn: Corporate Secretary (630) 305-1000

        Investors may also consult Ecolab's or Nalco's website for more information concerning the merger described in this joint proxy statement/prospectus. Ecolab's website is www.ecolab.com. Nalco's website is www.nalco.com. Information included on these websites is not incorporated by reference in this joint proxy statement/prospectus.

        If you would like to request any documents, please do so by November 23, 2011 in order to receive them before the special meetings.

        For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see "Where You Can Find More Information" beginning on page 195.

 ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

        This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Ecolab with the U.S. Securities and Exchange Commission, which we refer to as the SEC, constitutes a prospectus of Ecolab under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Ecolab common stock to be issued to Nalco stockholders pursuant to the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Ecolab and Nalco under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the special meeting of Ecolab stockholders and a notice of meeting with respect to the special meeting of Nalco stockholders.

        You should rely only on the information contained in or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 28, 2011. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this joint proxy statement/prospectus to Ecolab stockholders or Nalco stockholders nor the issuance by Ecolab of shares of common stock pursuant to the merger will create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding Ecolab has been provided by Ecolab and information contained in this joint proxy statement/prospectus regarding Nalco has been provided by Nalco.

        Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

  •
  "closing Ecolab stock price" refer to the average volume weighted average price per share of Ecolab common stock for the period of 10 consecutive trading days ending on the last full trading day prior to the effective time of the merger;

  •
  "combined company" refer collectively to Ecolab and Nalco, following completion of the merger;

  •
  "Ecolab" refer to Ecolab Inc., a Delaware corporation;

  •
  "Ecolab common stock" include, where appropriate, the associated share purchase rights under the Rights Agreement dated as of February 24, 2006, as amended, between Ecolab and Computershare Investor Services, LLC, as rights agent;

  •
  "merger agreement" refer to the Agreement and Plan of Merger dated July 19, 2011 among Ecolab, Merger Subsidiary and Nalco, a copy of which is included as Annex A to this joint proxy statement/prospectus;

  •
  "Merger Subsidiary" refer to Sustainability Partners Corporation, a Delaware corporation and wholly-owned subsidiary of Ecolab;

  •
  "Nalco" refer to Nalco Holding Company, a Delaware corporation; and

  •
  "we," "our" and "us" refer to Ecolab and Nalco, collectively.

i

ii

QUESTIONS AND ANSWERS

        The following are some questions that you, as a stockholder of Ecolab or a stockholder of Nalco, may have regarding the merger and the other matters being considered at the special meetings and the answers to those questions. Ecolab and Nalco urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the Annexes to and the documents incorporated by reference in this joint proxy statement/prospectus.

Q:    Why am I receiving this joint proxy statement/prospectus?

A:
Ecolab and Nalco have agreed to a merger pursuant to the terms of the merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

  In order to complete the merger, among other things:

  •
  Ecolab stockholders must approve the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger; and

  •
  Nalco stockholders must approve the proposal to adopt the merger agreement.

  Ecolab and Nalco will hold separate special meetings of their stockholders to obtain these approvals. This joint proxy statement/prospectus, including its Annexes, contains and incorporates by reference important information about Ecolab and Nalco, the merger and the stockholder meetings of Ecolab and Nalco. You should read all the available information carefully and in its entirety.

Q:    What will I receive in the merger?

A:
Ecolab Stockholders:    If the merger is completed, Ecolab stockholders will continue to hold their shares of Ecolab common stock and will not receive any merger consideration (as defined below).

  Nalco Stockholders:    If the merger is completed, Nalco stockholders may elect to receive either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest, per share of Nalco common stock, which, together, we refer to as the merger consideration, provided that approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. The adjustments that will be made to achieve the 70% stock/30% cash mix are described in more detail below. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive cash in lieu of any fractional shares of Ecolab common stock.

Q:
Am I guaranteed to receive the form of merger consideration that I elect to receive for my shares of Nalco common stock?

A:
No. Under the merger agreement, approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. In order to achieve this 70%/30% stock-cash mix of consideration, the merger agreement provides for pro-rata adjustments to and reallocation of the stock and cash elections made by Nalco stockholders, as well as the allocation of consideration to be paid with respect to Nalco shares owned by stockholders who fail to make an election. Accordingly, depending on the elections made by other Nalco stockholders, each Nalco stockholder who elects to receive Ecolab common stock for all of their shares in the merger may receive a portion of their consideration in cash, but will receive Ecolab common stock in exchange for at least 70% of their Nalco shares, and each Nalco stockholder who elects to receive cash for all of their shares in the merger may receive a portion of their consideration in Ecolab common stock, but will receive cash in exchange for at least 30% of their Nalco shares. A Nalco stockholder who elects to receive a combination of Ecolab common stock and cash for their shares in the merger may receive Ecolab common stock and cash in a proportion different from that which such stockholder elected. For further information, please see the section titled "The Merger Agreement—Merger Consideration" beginning on page 130.

Q:    How do I make my election?

A:
Approximately 15 business days prior to the Nalco special meeting, an election form and letter of transmittal will be mailed to each Nalco stockholder of record as of the most recent practicable date prior to the mailing date. The Nalco stockholder base will be monitored periodically from the mailing date until and including the effective time of the merger, and an election form and letter of transmittal will be mailed from time to time to each new Nalco stockholder of record. To elect to receive shares of Ecolab common stock, cash or a combination of Ecolab common stock and cash, you must indicate on the election form the number of shares of Nalco common stock with respect to which you elect to receive shares of Ecolab common stock, the number of shares of Nalco common stock with respect to which you elect to receive cash or that you make no election with respect to your shares of Nalco common stock. You must return the form in the separate envelope provided so that it is received no later than the election deadline, which is expected to be 5:00 p.m., New York City time, on the date that is five business days following the closing date of the merger. Ecolab and Nalco will publicly announce by press release the election deadline as soon as the expected closing date of the merger is determined, but you are encouraged to return your election form and letter of transmittal as promptly as practicable. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. For further information, please see the section titled "The Merger Agreement—Stockholder Elections" beginning on page 131.

Q:    Can I revoke or change my election after I mail my election form?

A:
Yes. You may revoke or change your election by sending written notice thereof to the exchange agent, which notice must be received by the exchange agent prior to the election deadline noted above. In the event an election form is revoked, under the merger agreement the shares of Nalco common stock represented by such election form will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the stockholder prior to the election deadline. For more information, please see the section titled "The Merger Agreement—Stockholder Elections" beginning on page 131.

Q:    What happens if I do not make an election or my election form is not received before the election deadline?

A:
For any shares of Nalco common stock with respect to which the exchange agent does not receive a properly completed and timely election form, the holder thereof will be deemed not to have made an election. If the average volume weighted average price per share of Ecolab common stock for the period of 10 consecutive trading days ending on the last full trading day prior to the effective time of the merger, which we refer to as the closing Ecolab stock price, is greater than $55.39 per share, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive shares of Ecolab common stock in the merger. If the closing Ecolab stock price is less than $55.39 per share, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive cash in the merger. If the closing

  Ecolab stock price is equal to $55.39, then any Nalco stockholder who has not made an election will receive Ecolab common stock or cash or a combination of both, as necessary to achieve the 70%/30% stock-cash mix of consideration described above. Additionally, no election shares with respect to which deemed elections are made in accordance with the merger agreement will be subject to the same adjustment and reallocation provisions that apply to shares for which affirmative stock or cash elections are made by Nalco stockholders in order to achieve the overall 70%/30% stock-cash mix of consideration. The $55.39 share price used for purposes of this deemed election procedure is equal to the closing price of Ecolab's common stock on the New York Stock Exchange, which we refer to as the NYSE, on July 19, 2011, the last trading day before public announcement of the merger, and was used by the parties to establish the 0.7005 exchange ratio provided in the merger agreement. Based on this $55.39 per share closing price, 0.7005 shares of Ecolab common stock per share of Nalco common stock represented approximately $38.80 in value for each share of Nalco common stock, the equivalent of the amount of cash per share of Nalco common stock that Nalco stockholders may elect to receive as merger consideration. For more information, please see the section titled "The Merger Agreement—Merger Consideration" beginning on page 130.

Q:    How will I receive the merger consideration to which I am entitled?

A:
After receiving the proper documentation from you and determining the proper allocations of shares of Ecolab common stock and cash to be paid or issued to Nalco stockholders, the exchange agent will forward to you the Ecolab common stock and/or cash to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption "The Merger Agreement—Payment of the Merger Consideration and Exchange of Shares in the Merger" beginning on page 132. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive a cash payment in lieu of any fractional shares of Ecolab common stock they otherwise would have received in the merger equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the closing Ecolab stock price.

Q:    What is the value of the Ecolab common stock included in the merger consideration?

A:
Because Ecolab will issue 0.7005 shares of Ecolab common stock in exchange for each share of Nalco common stock exchanged for Ecolab common stock in the merger, the value of the merger consideration that Nalco stockholders receive will depend on the price per share of Ecolab common stock at the effective time of the merger. That price will not be known at the time of the special meetings and may be less than the current price or the price at the time of the special meetings. Based on the $55.39 per share closing price of Ecolab common stock on the NYSE on July 19, 2011, the last trading day before public announcement of the merger, 0.7005 shares of Ecolab common stock per share of Nalco common stock represented approximately $38.80 in value for each share of Nalco common stock. Based on the closing price of Ecolab common stock on the NYSE on October 27, 2011, the latest practicable trading day before the date of this joint proxy statement/prospectus, 0.7005 shares of Ecolab common stock per share of Nalco common stock represented approximately $38.67 in value for each share of Nalco common stock. We urge you to obtain current market quotations of Ecolab common stock and Nalco common stock.

Q:    When and where will the special meetings be held?

A:
Ecolab Stockholders:    The special meeting of Ecolab stockholders will be held at the Ecolab Corporate Center, 370 Wabasha Street North, St. Paul, Minnesota 55102, on Wednesday, November 30, 2011, at 10:00 a.m., local time.

  Nalco Stockholders:    The special meeting of Nalco stockholders will be held at the Nalco Company Corporate Offices at 1601 West Diehl Road, Naperville, Illinois, 60563-1198, on Wednesday, November 30, 2011, at 10:00 a.m., local time.

Q:    What proposals will be considered at the special meetings?

A:
Ecolab Stockholders:    At the Ecolab special meeting, Ecolab's stockholders will be asked to consider and vote on (i) a proposal to approve the issuance of shares of Ecolab common stock to the stockholders of Nalco pursuant to the merger, which we refer to as the share issuance proposal, (ii) a proposal to adopt an amendment to Ecolab's restated certificate of incorporation following completion of the merger to increase the number of authorized shares of Ecolab common stock to 800,000,000 shares, which we refer to as the additional share authorization proposal, and (iii) a proposal to adjourn the Ecolab special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal, which we refer to as the Ecolab adjournment proposal. Ecolab will transact no other business at its special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

  Nalco Stockholders:    At the Nalco special meeting, Nalco's stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement, which we refer to as the merger proposal, (ii) a non-binding, advisory proposal to approve the compensation that may become payable to Nalco's named executive officers in connection with the completion of the merger, which we refer to as the compensation proposal, and (iii) a proposal to adjourn the Nalco special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to as the Nalco adjournment proposal. Nalco will transact no other business at its special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

Q;    How does the Ecolab board of directors recommend that Ecolab stockholders vote?

A:
The Ecolab board of directors has unanimously approved the merger agreement, declared it advisable, approved the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, are in the best interests of Ecolab and its stockholders. The Ecolab board of directors has further unanimously approved an amendment to Ecolab's restated certificate of incorporation in accordance with the additional share authorization proposal and has determined that such amendment is advisable and in the best interests of Ecolab and its stockholders. The Ecolab board of directors accordingly unanimously recommends that Ecolab stockholders vote "FOR" each of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

Q:    How does the Nalco board of directors recommend that Nalco stockholders vote?

A:
The Nalco board of directors has unanimously approved the merger agreement, declared it advisable and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Nalco and its stockholders. The Nalco board of directors accordingly unanimously recommends that Nalco stockholders vote "FOR" each of the merger proposal, the compensation proposal and the Nalco adjournment proposal.

Q:    Who is entitled to vote at the special meetings?

A:
Ecolab Stockholders:    The record date for the Ecolab special meeting is October 11, 2011. Only holders of record of issued and outstanding shares of Ecolab common stock as of the close of business on the record date are entitled to notice of, and to vote at, the Ecolab special meeting or any adjournment or postponement of the Ecolab special meeting.

  Nalco Stockholders:    The record date for the Nalco special meeting is October 11, 2011. Only holders of record of issued and outstanding shares of Nalco common stock as of the close of business on the record date are entitled to notice of, and to vote at, the Nalco special meeting or any adjournment or postponement of the Nalco special meeting.

Q:    How many votes do I have?

A:
Ecolab Stockholders:    Holders of Ecolab common stock are entitled to one vote for each share of Ecolab common stock owned as of the close of business on the Ecolab record date. As of the close of business on the Ecolab record date, there were 232,114,654 shares of Ecolab common stock outstanding and entitled to vote at the Ecolab special meeting.

  Nalco Stockholders:    Holders of Nalco common stock are entitled to one vote for each share of Nalco common stock owned as of the close of business on the Nalco record date. As of the close of business on the Nalco record date, there were 138,700,498 shares of Nalco common stock outstanding and entitled to vote at the Nalco special meeting.

Q:    What constitutes a quorum at the special meetings?

A:
Ecolab Stockholders:    Stockholders who hold shares representing a majority of the issued and outstanding shares of Ecolab common stock must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Ecolab special meeting. If a quorum is not present, or if fewer shares are voted in favor of the share issuance proposal than is required, the special meeting may be adjourned to another time and place by the vote of a majority of the shares present in person or represented by proxy and entitled to vote at the special meeting, whether or not a quorum is present, to allow additional time for obtaining additional proxies or votes. No notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

  Abstentions and broker non-votes, which are described below, will be included in the calculation of the number of shares of Ecolab common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, shares of Ecolab common stock held in treasury will not be included in the calculation of the number of shares of Ecolab common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

  Nalco Stockholders:    Stockholders who hold shares representing a majority of the issued and outstanding shares of Nalco common stock must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Nalco special meeting. If a quorum is not present, any officer of Nalco entitled to preside at or to act as secretary of the Nalco special meeting will have the power to adjourn the meeting from time to time until a quorum is present. If a quorum is present, an adjournment of the Nalco special meeting may be made from time to time by approval of the holders of a majority of the shares of Nalco common stock present in person or represented by proxy and entitled to vote at the Nalco special meeting. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger proposal, then Nalco stockholders may be asked to vote on a proposal to adjourn the special meeting so as to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

  Abstentions and broker non-votes, which are described below, will be included in the calculation of the number of shares of Nalco common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, shares of Nalco common stock held in treasury will not be included in the calculation of the number of shares of Nalco common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Q:    What vote is required to approve each of the proposals?

A:
Ecolab Stockholders:    The share issuance proposal and Ecolab adjournment proposal each require approval by a majority of the total votes cast at the Ecolab special meeting by the holders of shares of Ecolab common stock present in person or represented by proxy and entitled to vote on that proposal. Under applicable NYSE rules, the total votes cast (whether for, against or abstain) on the share issuance proposal must also represent a majority of the shares of Ecolab common stock issued and outstanding as of the Ecolab record date. Votes to abstain are treated the same as votes "AGAINST" these proposals. Failures to vote and broker non-votes will have no effect on either proposal, assuming a quorum is present.

  Approval of the additional share authorization proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Ecolab common stock entitled to vote on the proposal. Failures to vote, votes to abstain and broker non-votes (where the broker does not exercise its discretionary authority to vote on your behalf) will have the effect of a vote "AGAINST" the proposal.

  As of the record date for the Ecolab special meeting, Ecolab directors, executive officers and their affiliates held and were entitled to vote approximately 664,502 shares of Ecolab common stock, representing approximately 0.3% of Ecolab's outstanding shares of common stock.

  Nalco Stockholders:    Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock entitled to vote on the proposal. Failures to vote, votes to abstain and broker non-votes will have the effect of a vote "AGAINST" the proposal.

  The compensation proposal and Nalco adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock present in person or represented by proxy at the Nalco special meeting and entitled to vote on that proposal. Votes to abstain are treated the same as votes "AGAINST" these proposals. Broker non-votes and failures to vote will have no effect on either proposal, assuming a quorum is present.

  As of the record date for the Nalco special meeting, Nalco directors, executive officers and their affiliates held and were entitled to vote approximately 411,615 shares of Nalco common stock, representing approximately 0.3% of Nalco's outstanding shares of common stock.

Q:    How do I vote if I am a stockholder of record?

A:
Ecolab Stockholders.    If you are a stockholder of record of Ecolab as of the close of business on the record date for the Ecolab special meeting, you may vote in person by attending the Ecolab special meeting or, to ensure your shares are represented at the Ecolab special meeting, you may authorize a proxy to vote by:

•
logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card;

•
dialing the telephone number indicated on the enclosed proxy card and following the further directions using the control number located on the proxy card; or

•
marking, signing, dating and mailing the enclosed proxy card to the address on the accompanying return envelope.

  If you hold Ecolab shares in "street name" through a stock brokerage account or through a bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee to ensure that your shares are represented at the Ecolab special meeting. If you hold shares through an employee plan provided by Ecolab, please see the question below "How are my employee plan shares voted?"

  Please note that if you hold your Ecolab shares through different accounts, it is important that you vote using each proxy card you receive.

  Nalco Stockholders.    If you are a stockholder of record of Nalco as of the close of business on the record date for the Nalco special meeting, you may vote in person by attending the Nalco special meeting or, to ensure your shares are represented at the Nalco special meeting, you may authorize a proxy to vote by:

  •
  logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card;

  •
  dialing the telephone number indicated on the enclosed proxy card and following the further directions using the control number located on the proxy card; or

  •
  marking, signing, dating and promptly returning the enclosed proxy card to the address on the accompanying return envelope.

  If you hold Nalco shares in "street name" through a stock brokerage account or through a bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee to ensure that your shares are represented at the Nalco special meeting.

Q:
My shares are held in "street name" by my broker, bank or other nominee. Will my broker, bank or other nominee automatically vote my shares for me?

A:
No. If your shares are held in the name of a broker, bank or other nominee, you are considered the "beneficial holder" of the shares held for you in what is known as "street name." You are not the "record holder" of such shares. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. As the beneficial holder, unless your broker, bank or other nominee has discretionary authority over your shares, you generally have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority. This is often called a "broker non-vote." Broker non-votes may have the same effect as a vote "AGAINST" certain of the proposals to be considered at the special meetings, including the merger proposal to be considered at the Nalco special meeting. You should therefore provide your broker, bank or other nominee with instructions as to how to vote your shares of Ecolab common stock or Nalco common stock.

  Please follow the voting instructions provided by your broker, bank or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in street name by returning a proxy card directly to Ecolab or Nalco or by voting in person at your special meeting unless you first obtain a "legal proxy" executed in your favor by your broker, bank or other nominee.

Q:    How are my Ecolab employee plan shares voted?

A:
If you hold shares of Ecolab common stock through the Ecolab Savings Plan and ESOP, with respect to which Fidelity Management Trust Company acts as trustee, the Ecolab Stock Purchase Plan administered by Computershare Trust Company, Inc. or the Ecolab Canada Share Purchase Plan administered by SG Vestia Systems Inc., which we refer to collectively as the Ecolab employee plans, you can instruct the trustee or administrator of your Ecolab employee plan, in a confidential manner, how to vote the equivalent number of Ecolab shares allocated to you in your Ecolab employee plan. If you are a participant in an Ecolab employee plan, the enclosed proxy card will serve as a voting instruction to the respective trustee or administrator of your Ecolab employee plan, and if your instructions are timely received, the trustee or administrator will follow your voting instructions. If you hold Ecolab shares through any other Ecolab employee plans, you will receive voting instructions from that plan's administrator.

  Generally, you will receive only one proxy card covering all the shares you hold in your own name, through the Ecolab Dividend Reinvestment Plan sponsored by Computershare Trust Company, N.A or through the Ecolab employee plans.

  You may use one of the following three methods:

  •
  log onto the website indicated on the enclosed proxy card and follow the prompts using the control number located on the proxy card;

  •
  dial the telephone number indicated on the enclosed proxy card and follow the further directions using the control number located on the proxy card; or

  •
  mark, sign, date and mail the enclosed proxy card to the address on the accompanying return envelope.

  To allow sufficient time for voting of your shares by the trustee or administrator of your Ecolab employee plan, your voting instructions should be received by November 27, 2011 to allow for tabulation.

  In addition, since only the trustee or administrator of an Ecolab employee plan can vote your shares held through that plan, you will not be able to vote your Ecolab employee plan shares personally at the Ecolab special meeting. Please note that, except as described below, the applicable trust agreement governing the Ecolab Savings Plan and ESOP provides that if the trustee does not receive your voting instructions, the trustee will vote your shares in the same proportion as it votes the shares for which instructions are timely received from other participants.

  Voting of the shares in the Ecolab Savings Plan and ESOP is subject to federal pension laws, which require the trustee or administrator to act as a fiduciary for participants in the Ecolab Savings Plan and ESOP in deciding how to vote the shares. Therefore, irrespective of these voting provisions, it is possible that the trustee or administrator may decide to vote shares other than as set forth above if it determines it is required to do so under applicable law.

  You must vote shares that you hold through a broker, bank or other nominee separately in accordance with each of the voting instruction cards you receive with respect to such street name shares of Ecolab common stock.

Q:    What will happen if I fail to vote or I abstain from voting?

A:
Ecolab Stockholders:    If you are an Ecolab stockholder and fail to vote or fail to instruct your broker, bank or other nominee to vote, it will have no effect on the share issuance proposal or the Ecolab adjournment proposal, assuming a quorum is present. If you are an Ecolab stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the share issuance proposal and Ecolab adjournment proposal. If you are an Ecolab stockholder and fail to vote, fail to instruct your broker, bank or other nominee to vote (where such nominee does not have or does not exercise discretionary authority to vote on your behalf) or mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the additional share authorization proposal. If you are an Ecolab stockholder through an Ecolab employee plan and fail to instruct the trustee or administrator how to vote, the trustee or administrator will vote your shares as described above under the question "How are my employee plan shares voted?"

  Nalco Stockholders:    If you are a Nalco stockholder and fail to vote, fail to instruct your broker, bank or other nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the merger proposal. If you are a Nalco stockholder and fail to instruct your broker, bank or other nominee to vote or fail to vote, it will have no effect on the compensation proposal or the Nalco adjournment proposal, assuming a quorum is present. If you are a Nalco stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the compensation proposal and Nalco adjournment proposal.

Q:    What will happen if I return my proxy card without indicating how to vote?

A:
Ecolab Stockholders:    If you properly complete and sign your proxy card but do not indicate how your shares of Ecolab common stock should be voted on a matter, the shares of Ecolab common stock represented by your proxy will be voted as the Ecolab board of directors recommends and, therefore, "FOR" each of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

  Nalco Stockholders:    If you properly complete and sign your proxy card but do not indicate how your shares of Nalco common stock should be voted on a matter, the shares of Nalco common stock represented by your proxy will be voted as the Nalco board of directors recommends and, therefore, "FOR" each of the merger proposal, the compensation proposal and the Nalco adjournment proposal.

Q:    Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A:
Yes.

  If you are the holder of record of either Ecolab or Nalco stock:    If you are the holder of record of stock, you can change your vote or revoke your proxy at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

  •
  you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet);

  •
  you can send a signed notice of revocation; or

  •
  you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person. Simply attending the Ecolab special meeting or the Nalco special meeting without voting or revoking your proxy will not revoke any proxy that you have previously given or change your vote.

  If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Ecolab or Nalco, as applicable, no later than the beginning of the applicable special meeting. If you have submitted a proxy for your shares by telephone or via the Internet, you may revoke your prior telephone or Internet proxy by any manner described above.

  If you hold shares of either Ecolab or Nalco in "street name:"    If your shares are held in street name, you must contact your broker, bank or other nominee to change your vote or revoke your proxy.

  If you hold Ecolab shares in an Ecolab employee plan.    If you hold shares of Ecolab common stock in an Ecolab employee plan, there are two ways in which you may revoke your instructions to the trustee or administrator and change your vote with respect to voting the shares allocated to you in your Ecolab employee plan:

  •
  First, you may submit new voting instructions under any one of the three methods described above under the question "How are my employee plan shares voted?" The latest dated instructions actually received by the trustee or administrator for your Ecolab employee plan, in accordance with the instructions for voting set forth in this joint proxy statement/prospectus, will be the instructions that are followed, and all earlier instructions will be revoked.

  •
  Second, you may send a written notice to Ecolab's tabulator, Computershare Trust Company, N.A., at 250 Royal Street, Canton, Massachusetts 02021, stating that you would like to revoke your instructions to the trustee or administrator for your Ecolab employee plan. This written notice must be received no later than 5:00 p.m., New York City time, on November 25, 2011 in order to revoke your prior instructions.

Q:    What happens if I sell my shares of Nalco common stock before the Nalco special meeting?

A:
The record date for the Nalco special meeting is earlier than the date of the Nalco special meeting and the date that the merger is expected to be completed. If you transfer your Nalco shares after the Nalco record date but before the Nalco special meeting, you will retain your right to vote at the Nalco special meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the effective date of the merger.

Q:    What if I hold shares in both Ecolab and Nalco?

A:
If you are a stockholder of both Ecolab and Nalco, you will receive two separate packages of proxy materials. A vote cast as an Ecolab stockholder will not count as a vote cast as a Nalco stockholder, and a vote cast as a Nalco stockholder will not count as a vote cast as an Ecolab stockholder. Therefore, please submit separately a proxy for each of your Ecolab and Nalco shares.

Q:    Will Ecolab stockholders receive any shares or other consideration as a result of the merger?

A:
No. Ecolab stockholders will not receive any shares or other consideration as a result of the merger and will continue to hold the shares of Ecolab common stock they owned prior to the effective time of the merger.

Q:    What will happen if all of the proposals to be considered at the special meetings are not approved?

A:
As a condition to completion of the merger, Ecolab's stockholders must approve the share issuance proposal and Nalco's stockholders must approve the merger proposal. Completion of the merger will not be conditioned or dependant on stockholder approval of any of the other proposals to be considered at the special meetings. If Ecolab's stockholders approve the additional share authorization proposal, Ecolab does not intend to file an amendment to its restated certificate of incorporation giving effect to the increase in its authorized shares of common stock contemplated by the additional share authorization proposal until after the completion of the merger. Accordingly, if the share issuance proposal or the merger proposal are not approved by stockholders, or the merger is not completed for any other reason, Ecolab does not intend to implement the additional share authorization proposal, even if the proposal is approved by its stockholders at the Ecolab special meeting.

Q:
Do I need to do anything with my shares of common stock other than voting for the proposals at the special meetings?

A:
Ecolab Stockholders:    If you are an Ecolab stockholder, after the merger is completed, you are not required to take any action with respect to your shares of Ecolab common stock.

  Nalco Stockholders:    To elect to receive shares of Ecolab common stock, cash or some combination of common stock and cash, you must indicate on an election form, which will be sent to you in a separate mailing approximately 15 business days prior to the Nalco special meeting, the number of shares of Nalco common stock with respect to which you elect to receive shares of Ecolab common stock, the number of shares of Nalco common stock with respect to which you elect to receive cash or that you make no election with respect to your shares of Nalco common stock. The Nalco stockholder base will be monitored periodically from the mailing date until and including the effective time of the merger, and an election form and letter of transmittal will be mailed from time to time to each new Nalco stockholder of record. You must return the form in the separate envelope provided so that it is received no later than the election deadline, which is expected to be 5:00 p.m., New York City time, on the date that is five business days following the closing date of the merger. Ecolab and Nalco will publicly announce by press release the election deadline as soon as the expected closing date of the of the merger is determined, but you are encouraged to return your election form and letter of transmittal as promptly as practicable. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. Please do not send your Nalco stock certificates with your proxy card. For further information, please see the section titled "The Merger Agreement—Stockholder Elections" beginning on page 131.

Q:    Will I still be paid dividends prior to the merger?

A:
Ecolab and Nalco have each historically paid quarterly dividends to their respective stockholders. Ecolab and Nalco may continue to make their regular quarterly cash dividends consistent with past practices without the other party's consent. Ecolab and Nalco have agreed in the merger agreement to reasonably coordinate with each other regarding the declaration and payment of dividends with respect to the shares of Ecolab and Nalco common stock and the related dividend record and payment dates so that (i) no holder of Ecolab common stock or Nalco common stock receives two dividends, or fails to receive one dividend, for any single calendar quarter with respect to its shares of Ecolab common stock or Nalco common stock, including shares of Ecolab common stock issued in connection with the merger, and (ii) the quarterly payments of dividends to the holders of Ecolab common stock will be made substantially in accordance with Ecolab's historical quarterly dividend payment schedule. Ecolab and Nalco expect to make additional public announcements from time to time prior to the completion of the merger with respect to the timing of the declaration and payment of dividends to their respective stockholders.

Q:    When do you expect the merger to be completed?

A:
Ecolab and Nalco hope to complete the merger as soon as practicable and expect the closing of the transaction to occur in the fourth quarter of 2011. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Ecolab and Nalco could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the Ecolab and Nalco special meetings and the completion of the merger.

Q:    What are the conditions to completion of the merger?

A:
In addition to the approval of the share issuance proposal by Ecolab's stockholders and the approval of the merger proposal by Nalco's stockholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including certain regulatory clearances. For additional information on the regulatory clearances required to complete the merger, please see the section titled "The Merger—Regulatory Clearances Required for the Merger" beginning on page 125. For further information on the conditions to completion of the merger, please see the section titled "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 144.

Q:    Who will serve on the board of directors of Ecolab following the completion of the merger?

A:
The merger agreement provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. In accordance with the merger agreement, current Nalco directors Paul J. Norris, Daniel S. Sanders and Mary M. VanDeWeghe are expected to join the Ecolab board of directors as of the effective time of the merger. For additional information on the board of directors of Ecolab following the completion of the merger, please see the section titled "The Merger—Board of Directors and Management Following the Merger," beginning on page 125.

Q:    What role will Nalco's senior management have with Ecolab following completion of the merger?

A:
Ecolab expects that, upon completion of the merger, Erik Fyrwald, Nalco's chairman, president and chief executive officer, will become the president of Ecolab and will continue to oversee the former Nalco business operations. Ecolab also expects that certain other members of Nalco's senior management will become members of the senior management of the combined company after the merger. For additional information on the governance and management of Ecolab following the completion of the merger, please see the section titled "The Merger—Board of Directors and Management Following the Merger," beginning on page 125.

Q:    What will happen to outstanding Nalco equity compensation awards in the merger?

A:
Immediately prior to the effective time of the merger, each restricted stock unit award held by a non-employee director of Nalco, each of which we refer to as a Director RSU, will fully vest and, at the effective time of the merger, be converted into the right to receive either (i) 0.7005 shares of Ecolab common stock or (ii) $38.80 in cash, without interest, subject to the adjustment and reallocation provisions described under the section titled "The Merger Agreement—Merger Consideration," beginning on page 130.

  Each Nalco restricted stock unit award that vests solely based on the passage of time held by certain officers of Nalco will fully vest as of the time immediately prior to the effective time of the merger pursuant to change of control agreements (including the Change of Control Agreements described under the section titled "The Merger—Interests of Nalco Directors and Executive

  Officers in the Merger—Change of Control Agreements," beginning on page 116). Such awards will be settled for shares of Nalco common stock immediately prior to the merger.

  At the effective time of the merger:

  •
  each outstanding Nalco stock option, whether or not then vested, will cease to represent a right to acquire shares of Nalco common stock and will be converted, without any action on the part of the holder, into an option to purchase the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock issuable upon the exercise of such Nalco stock option and the "stock award exchange ratio" (as defined below) rounded down to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were applicable under such Nalco stock option, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements. The exercise price of the converted stock options will be equal to the per share exercise price for the shares of Nalco common stock otherwise purchasable pursuant to the corresponding Nalco stock option divided by the stock award exchange ratio, rounded up to the nearest whole cent;

  •
  each Nalco restricted stock unit award that vests solely based on the passage of time, other than the Director RSUs, each of which we refer to as a Time-Vesting RSU, which is outstanding immediately prior to the effective time of the merger (other than, as described above, those Time-Vesting RSUs held by certain Nalco officers which will vest and be settled for shares of Nalco common stock as of the time immediately prior to the effective time of the merger pursuant to change of control agreements) will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Time-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements; and

  •
  each Nalco restricted stock unit award that vests based both on the passage of time and the satisfaction of performance conditions, each of which we refer to as a Performance-Vesting RSU, which is outstanding immediately prior to the effective time of the merger will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Performance-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on substantially equivalent terms and conditions (including substantially equivalent performance goals and objectives) as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements. Ecolab and Nalco will agree on any adjustments or other actions reasonably required to maintain the Performance-Vesting RSUs subject to substantially equivalent terms, conditions and performance goals and objectives.

  The "stock award exchange ratio" means the quotient obtained by dividing (i) the closing price of shares of Nalco common stock on the NYSE for the last trading day prior to the closing of the merger, by (ii) the closing price of shares of Ecolab common stock on the NYSE for the last trading day prior to the closing of the merger.

Q:
What are the material U.S. federal income tax consequences of the merger to U.S. holders of Nalco common stock?

A:
Baker & McKenzie LLP, counsel to Ecolab, and Cravath, Swaine & Moore LLP, counsel to Nalco, each is of the opinion that, subject to the limitations and more detailed discussion set forth below in the section titled "Material U.S. Federal Income Tax Consequences of the Merger," the material U.S. federal income tax consequences of the merger are set forth below. The consequences of the merger to a U.S. holder (defined below in the section titled "Material U.S. Federal Income Tax Consequences of the Merger") will depend on the relative mix of cash and Ecolab common stock received by such U.S. holder. A U.S. holder who exchanges all of its shares of Nalco common stock solely for shares of Ecolab common stock pursuant to the merger will not recognize gain or loss in connection with such exchange, except with respect to cash received in lieu of fractional shares of Ecolab common stock. A U.S. holder who exchanges all of its shares of Nalco common stock solely for cash pursuant to the merger will recognize gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the Nalco common stock exchanged therefor. A U.S. holder who exchanges shares of Nalco common stock for a combination of Ecolab common stock and cash pursuant to the merger will recognize gain (but not loss), but the U.S. holder's taxable gain in that case will not exceed the cash received in the merger.

  Please carefully review the information set forth in the section titled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 151 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences of the merger to each Nalco stockholder will depend on such Nalco stockholder's own situation. Please consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:    Are stockholders entitled to appraisal rights in connection with the merger?

A:
Pursuant to Section 262 of the General Corporation Law of the State of Delaware, which we refer to as Section 262, Nalco stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 may have the right to seek appraisal of the fair value of such shares as determined by the Delaware Court of Chancery if the merger is completed. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration.

  Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Nalco common stock that have not been surrendered for payment for which you would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Ecolab common stock), you may have the right, if you do not vote in favor of the merger agreement, and otherwise comply with the applicable requirements of Section 262, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the fair value of those shares as determined by the Delaware Court of Chancery. Merger Subsidiary reserves the right to take the position that appraisal may only be sought with respect to shares described in the two preceding sentences of this paragraph, and may not be exercised with respect to any shares as to which stock was received.

  Whether or not a stockholder will be required to accept cash for their shares in the merger will not be known until after the vote on the merger. However, stockholders who wish to preserve any appraisal rights they may have must so advise Nalco prior to the vote on the merger. In addition to submitting a demand for appraisal, in order to preserve any appraisal rights you may have, you must not vote in favor of the merger agreement, must not surrender your shares for payment of the merger consideration, and must otherwise follow the procedures prescribed by Section 262. In view of the complexity of Section 262, Nalco stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. For additional information, please see the sections titled "The Merger—Appraisal Rights" beginning on page 126 and "Appraisal Rights" beginning on page 183. In addition, the full text of Section 262 is included as Annex D to this joint proxy statement/prospectus.

Q:    Are there any risks in the merger that I should consider?

A:
Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled "Risk Factors" beginning on page 42.

Q:    Where can I find more information about the parties to the merger?

A:
You can find more information about Ecolab and Nalco from the various sources described in the sections titled "Where You Can Find More Information" and "The Companies" beginning on pages 195 and 55, respectively.

Q:    Who can help answer my questions?

A:
Ecolab stockholders or Nalco stockholders who have questions about the merger, the other matters to be voted on at the special meetings or how to submit a proxy or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are an Ecolab stockholder:	If you are a Nalco stockholder:
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders call toll-free: (877) 456-3510 or Banks and brokers call collect: (212) 750-5833	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Call Collect: (212) 929-5500 or Toll-Free: (800) 322-2885
or	or
Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102 Attn: Corporate Secretary (651) 293-2836	Nalco Holding Company 1601 West Diehl Road Naperville, Illinois 60563-1198 Attn: Corporate Secretary (630) 305-1000

SUMMARY

        This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you with respect to the merger and the other matters being considered at the Ecolab and Nalco special meetings. Ecolab and Nalco urge you to read the remainder of this joint proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which we have referred you. See also the section titled "Where You Can Find More Information" beginning on page 195. We have included page references in this summary to direct you to a more complete description of the topics presented below.

The Companies

  Ecolab Inc.

        With sales of $6 billion and more than 26,000 associates, Ecolab Inc., a Delaware corporation, is the global leader in cleaning, sanitizing, food safety and infection prevention products and services and delivers comprehensive programs and services in more than 160 countries. Ecolab also provides pest elimination, maintenance and repair services. Ecolab provides products and services primarily to hotels and restaurants, healthcare and educational facilities, quick-service (fast-food and other convenience store) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry. A strong commitment to customer support is a distinguishing characteristic of Ecolab's business.

        Ecolab's common stock is listed and traded on the NYSE under the symbol "ECL."

        The principal executive offices of Ecolab are located at 370 Wabasha Street North, St. Paul, Minnesota 55102 and its telephone number is (800) 232-6522.

  Nalco Holding Company

        Nalco Holding Company, a Delaware corporation, is the world's leading water treatment and process improvement company, delivering significant environmental, social and economic performance benefits to a variety of industrial and institutional customers. Nalco has over 12,400 employees working in more than 150 countries. Nalco programs and services are used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits and extend asset life, among other functions, and in production processes to enhance process efficiency, extend asset life and improve customers' end products. Nalco also helps customers reduce energy, water and other natural resource consumption, minimizing environmental releases.

        Nalco's common stock is listed and traded on the NYSE under the symbol "NLC."

        The principal executive offices of Nalco are located at 1601 West Diehl Road, Naperville, Illinois 60563-1198 and its telephone number is (630) 305-1000.

  Sustainability Partners Corporation

        Sustainability Partners Corporation, a wholly-owned subsidiary of Ecolab, which we refer to as Merger Subsidiary, is a Delaware corporation that was formed on July 14, 2011 for the sole purpose of effecting the merger. In the merger, Nalco will be merged with and into Merger Subsidiary, with Merger Subsidiary surviving as a wholly-owned subsidiary of Ecolab.

 The Merger

        A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. Ecolab and Nalco encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section titled "The Merger Agreement" beginning on page 129.

  Effects of the Merger (see page 68)

        Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Nalco will be merged with and into Merger Subsidiary, a wholly-owned subsidiary of Ecolab formed for the sole purpose of effecting the merger. Merger Subsidiary will survive the merger as a wholly-owned subsidiary of Ecolab.

  Merger Consideration (see page 130)

        In the merger, each share of Nalco common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by Ecolab, Nalco or any of their respective wholly-owned subsidiaries and shares in respect of which appraisal rights have been properly exercised and not withdrawn, will be converted into the right to receive at the election of the stockholder, subject to certain proration and reallocation procedures described below, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive cash in lieu of any fractional shares of Ecolab common stock.

        Under the merger agreement, approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. In order to achieve this 70%/30% stock-cash mix of consideration, the merger agreement provides for pro-rata adjustments to and reallocation of the stock and cash elections made by Nalco stockholders, as well as the allocation of consideration to be paid with respect to Nalco shares owned by stockholders who fail to make an election. Accordingly, each Nalco stockholder may receive a combination of cash and shares of Ecolab common stock that is different from what that stockholder elected, depending on the elections made by other Nalco stockholders. Each Nalco stockholder who elects to receive Ecolab common stock for all of their shares in the merger may receive a portion of their consideration in cash, but will receive Ecolab common stock in exchange for at least 70% of their Nalco shares. Each Nalco stockholder who elects to receive cash for all of their shares in the merger may receive a portion of their consideration in Ecolab common stock, but will receive cash in exchange for at least 30% of their Nalco shares.

        The merger agreement also provides for the allocation of consideration to be paid with respect to shares owned by Nalco stockholders who fail to make an election. If the closing Ecolab stock price is less than $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive cash. If the closing Ecolab stock price is greater than $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive stock. If the closing Ecolab stock price is equal to $55.39, then any Nalco stockholder who has not made an election will receive Ecolab common stock or cash or a combination of both, as necessary to achieve the 70%/30% stock-cash mix as described above.

        Based on the closing price of Ecolab common stock on the NYSE on July 19, 2011, the last trading day before public announcement of the merger, 0.7005 shares of Ecolab common stock per share of Nalco common stock represented approximately $38.80 in value for each share of Nalco common stock. Based on the closing price of Ecolab common stock on the NYSE on October 27, 2011, the latest practicable trading day before the date of this joint proxy statement/prospectus, 0.7005 shares of Ecolab common stock per share of Nalco common stock represented approximately $38.67 in value for each share of Nalco common stock.

        During the period prior to the execution of the merger agreement during which representatives of Ecolab and Nalco were discussing alternative transaction structures, the Ecolab board of directors considered structures that included all stock, all cash, a 50%/50% stock-cash mix and a 70%/30% stock-cash mix. The Ecolab board of directors determined that a 70%/30% consideration mix was most appropriate because this mix would (i) allow Ecolab to increase its offer price from its original offer (which contemplated an all-stock merger) while maintaining attractive earnings per share accretion (more attractive than an all-stock structure), (ii) provide Nalco stockholders with the opportunity to participate in the strong business performance, accelerated growth and other opportunities expected of the combined company as a stockholder of the combined company, (iii) maintain the tax-free nature of the stock portion of the transaction for Nalco stockholders, (iv) allow Ecolab to maintain an investment grade debt rating, which the Ecolab board considered important to permit Ecolab to take advantage of future opportunities, such as additional acquisitions, while minimizing the risks of a highly leveraged capital structure at a time of a relatively uncertain financing environment and (v) provide Ecolab with more flexibility to adjust its capital structure through share repurchases as market conditions develop. The Nalco board of directors determined that a 70%/30% stock-cash mix of consideration was appropriate because, in addition to (ii) above, it could allow Ecolab to increase its offer price, which could result in a higher value to Nalco stockholders, and because it would provide Nalco stockholders with the choice to receive cash, shares of Ecolab common stock or a combination of the two based on each stockholder's individual preference, subject to the proration and reallocation provisions of the merger agreement.

        Ecolab and Nalco have been advised by certain Nalco stockholders that such stockholders expect to elect to receive Ecolab shares in the merger if the trading price of Ecolab's common stock as of the expiration of the election period makes a stock election advisable for such stockholders. Ecolab and Nalco believe that such stockholders beneficially own in the aggregate less than 5% of the outstanding shares of Nalco common stock. No stockholders have provided commitments regarding their intended cash or stock election and, because the desirability of making a stock or cash election will depend in part on the trading price of Ecolab's common stock as of the expiration of the election period, Ecolab and Nalco cannot predict whether individual Nalco stockholders will elect to receive shares of Ecolab stock, cash or a combination of stock and cash in the merger.

  Treatment of Nalco Equity Compensation Awards (see page 133)

        Each Director RSU will fully vest immediately prior to the effective time of the merger and, at the effective time of the merger, will be converted into the right to receive either (i) 0.7005 shares of Ecolab common stock or (ii) $38.80, in cash, without interest, subject to the adjustment and reallocation provisions described under the section titled "The Merger Agreement—Merger Consideration," beginning on page 130.

        Each Time-Vesting RSU held by certain officers of Nalco will fully vest and be settled for shares of Nalco common stock as of the time immediately prior to the effective time of the merger pursuant to change of control agreements (including the Change of Control Agreements described under the section titled "The Merger—Interests of Nalco Directors and Executive Officers in the Merger—Change of Control Agreements," beginning on page 116).

        At the effective time of the merger:

  •
  each outstanding Nalco stock option, whether or not then vested, will cease to represent a right to acquire shares of Nalco common stock and will be converted, without any action on the part of the holder, into an option to purchase the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock issuable upon the exercise of such Nalco stock option and the "stock award exchange ratio" rounded down to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were applicable under such Nalco stock option, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements. The exercise price of the converted stock options will be equal to the per share exercise price for the shares of Nalco common stock otherwise purchasable pursuant to the corresponding Nalco stock option divided by the stock award exchange ratio, rounded up to the nearest whole cent;

  •
  each Time-Vesting RSU which is outstanding immediately prior to the effective time of the merger (other than, as described above, those Time-Vesting RSUs held by certain Nalco officers which will vest and be settled for shares of Nalco common stock as of the time immediately prior to the effective time of the merger pursuant to change of control agreements) will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Time-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements; and

  •
  each Performance-Vesting RSU which is outstanding immediately prior to the effective time of the merger will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Performance-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on substantially equivalent terms and conditions (including substantially equivalent performance goals and objectives) as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements. Ecolab and Nalco will agree on any adjustments or other actions reasonably required to maintain the Performance-Vesting RSUs subject to substantially equivalent terms, conditions and performance goals and objectives.

        The "stock award exchange ratio" means the quotient obtained by dividing (i) the closing price of shares of Nalco common stock on the NYSE for the last trading day prior to the closing of the merger, by (ii) the closing price of shares of Ecolab common stock on the NYSE for the last trading day prior to the closing of the merger.

  Risk Factors (see page 42)

        There are significant risks and uncertainties associated with the merger, which are described in the section titled "Risk Factors" beginning on page 42. You should carefully read and consider these risks and uncertainties.

  Recommendation of the Ecolab Board of Directors (see page 80)

        After careful consideration, the Ecolab board of directors has unanimously approved the merger agreement, declared it advisable, approved the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, are in the best interests of Ecolab and its stockholders. The

Ecolab board of directors has further unanimously approved an amendment to Ecolab's restated certificate of incorporation in accordance with the additional share authorization proposal and has determined that such amendment is advisable and in the best interests of Ecolab and its stockholders. The Ecolab board of directors accordingly unanimously recommends that Ecolab stockholders vote "FOR" each of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

  Opinion of Ecolab's Financial Advisor (see page 92)

        In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as BofA Merrill Lynch, Ecolab's financial advisor, delivered to Ecolab's board of directors a written opinion, dated July 19, 2011, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid in the merger by Ecolab. The full text of the written opinion, dated July 19, 2011, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to Ecolab's board of directors (in its capacity as such) for the benefit and use of Ecolab's board of directors in connection with and for purposes of its evaluation of the merger consideration to be paid in the merger from a financial point of view. BofA Merrill Lynch's opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Ecolab or in which Ecolab might engage or as to the underlying business decision of Ecolab to proceed with or effect the merger. BofA Merrill Lynch's opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

  Recommendation of the Nalco Board of Directors (see page 84)

        After careful consideration, the Nalco board of directors has unanimously approved the merger agreement, declared it advisable and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Nalco and its stockholders. The Nalco board of directors accordingly unanimously recommends that Nalco stockholders vote "FOR" each of the merger proposal, the compensation proposal and the Nalco adjournment proposal.

  Opinion of Nalco's Financial Advisor (see page 103)

        Nalco retained Goldman, Sachs & Co., which we refer to as Goldman Sachs, to provide it with financial advisory services, including, at Nalco's request, to undertake a study to enable Goldman Sachs to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in connection with the merger. Goldman Sachs delivered its opinion to the Nalco board of directors that, as of July 19, 2011 and based upon and subject to the factors and assumptions set forth therein, the cash merger consideration and the stock merger consideration, taken in the aggregate, which we refer to as the aggregate merger consideration, to be paid to the holders of Nalco common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The aggregate merger consideration is subject to certain procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion. Nalco selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger.

        The full text of the written opinion of Goldman Sachs, dated July 19, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. This summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Nalco stockholders are urged to read the opinion carefully and in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Nalco board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Nalco common stock should vote or make any election with respect to the merger or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman, Sachs & Co.

  Material U.S. Federal Income Tax Consequences of the Merger (see page 151)

        As a condition to the completion of the merger, each of Baker & McKenzie LLP, tax counsel to Ecolab, and Cravath, Swaine & Moore LLP, tax counsel to Nalco, must have delivered an opinion, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and that each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization. Baker & McKenzie LLP and Cravath, Swaine & Moore LLP each is of the opinion that, subject to the limitations and more detailed discussion set forth below in the section titled "Material U.S. Federal Income Tax Consequences of the Merger," the material U.S. federal income tax consequences of the merger are set forth below. The consequences of the merger to a U.S. holder (defined below in the section titled "Material U.S. Federal Income Tax Consequences of the Merger") will depend on the relative mix of cash and Ecolab common stock received by such U.S. holder. A U.S. holder who exchanges all of its shares of Nalco common stock solely for shares of Ecolab common stock pursuant to the merger will not recognize gain or loss in connection with such exchange, except with respect to cash received in lieu of fractional shares of Ecolab common stock. A U.S. holder who exchanges all of its shares of Nalco common stock solely for cash pursuant to the merger will recognize gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the Nalco common stock exchanged therefor. A U.S. holder who exchanges shares of Nalco common stock for a combination of Ecolab common stock and cash pursuant to the merger will recognize gain (but not loss), but the U.S. holder's taxable gain in that case will not exceed the cash received in the merger.

        The tax opinions regarding the merger will not address any state, local or foreign tax consequences of the merger. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transactions in a manner consistent with the opinions. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinions, each counsel will require and rely on representations of Ecolab, Merger Subsidiary, Nalco and their affiliates, to be delivered at the time of closing (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any such assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinions, any of which may be changed at any time with retroactive effect.

        An opinion of counsel represents such counsel's best legal judgment but is not binding on the Internal Revenue Service, or IRS, or on any court. Neither Ecolab nor Nalco intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth in this joint proxy statement/prospectus or any of the tax consequences described in the tax opinions.

        You should consult your own tax advisor regarding the particular consequences to you of the merger.

  Interests of Ecolab Directors and Executive Officers in the Merger (see page 113)

        In considering the recommendation of the Ecolab board of directors that Ecolab stockholders vote to approve the share issuance proposal, you should be aware that some of Ecolab's directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of Ecolab stockholders generally. It is expected that all of the current directors of Ecolab will continue as members of the Ecolab board of directors following the merger. It is also expected that most of Ecolab's executive officers will remain executive officers of the combined company following completion of the merger. The board of directors of Ecolab was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the approval of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

        Ecolab's directors and executive officers will not receive any special compensation the payment of which is contingent upon completion of the merger. Certain of Ecolab's executive officers may receive compensation under Ecolab's executive compensation programs attributable to additional responsibilities in connection with the merger and subsequent integration process. Ecolab's director and executive compensation programs are described in further detail in Ecolab's Proxy Statement on Schedule 14A, filed with the SEC on March 18, 2011 and incorporated herein by reference. Please see the section titled "The Merger—Interests of Ecolab Directors and Executive Officers in the Merger" beginning on page 113 for additional information about these interests.

  Interests of Nalco Directors and Executive Officers in the Merger (see page 113)

        In considering the recommendation of the Nalco board of directors that Nalco stockholders vote to approve the merger proposal, you should be aware that certain of Nalco's directors and executive officers have financial interests in the merger that may be different from, or are in addition to, the interests of Nalco's stockholders generally. The members of the Nalco board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the Nalco stockholders that they approve the merger proposal. These interests include, among other things, (i) the accelerated vesting of the Director RSUs and of certain Nalco stock options, Time-Vesting RSUs and Performance-Vesting RSUs, (ii) the receipt of certain payments and benefits under the executive officers' change of control or severance agreements, (iii) the distribution of certain accrued and unpaid benefits under Nalco's non-qualified deferred compensation plans held in a rabbi trust and (iv) the right to indemnification and directors' and officers' liability insurance that will survive completion of the merger. Assuming the consummation of the merger occurred on November 15, 2011, and the employment of each of Nalco's executive officers was terminated by the combined company without cause or by the executive officer for good reason on such date, and using a price of $36.28 per share of Nalco common stock as required by SEC rules in respect of equity award values, the value of the payments and benefits to Nalco's executive officers and directors in respect of items (i), and (ii) in the preceding sentence is approximately $25,427,725, $5,255,863, $6,575,828, $5,165,092, $4,799,704, $0, $1,972,310, $2,419,917 and $5,494,060 for Mr. Fyrwald, Ms. Mikells, Messrs. Flitman, Johnson, Melin, Bell, Ms. Kaufmann, Dr. Ramesh and Mr. Taylor, respectively, and approximately $209,626 for each of Nalco's non-employee directors, and the value of the payments to Nalco's executive officers in respect of item (iii) in the preceding sentence, all of which are fully-vested, is approximately $244,643, $73,192, $72,091, $62,818, $209,767, $561,268, $519,252 and $29,596 for Messrs. Fyrwald, Flitman, Johnson, Melin, Bell, Ms. Kaufmann, Dr. Ramesh and Mr. Taylor, respectively. In addition, the merger agreement provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. The merger agreement further provides that Nalco will select three of its current directors for the positions on the Ecolab board of directors, with one director assigned to each of the three director classes under Ecolab's classified board of directors, subject to acceptance by Ecolab in accordance with its regular corporate governance procedures. In accordance with the merger agreement, current Nalco directors Paul J. Norris, Daniel S. Sanders and Mary M. VanDeWeghe are expected to join the Ecolab board of directors as of the effective time of the merger. In addition, it is expected that, upon completion of the merger, Erik Fyrwald, Nalco's chairman, president and chief executive officer, will become the president of Ecolab and will continue to oversee the former Nalco business operations. It is also expected that certain other members of Nalco's senior management will become members of the senior management of the combined company after the merger. Please see the section titled "The Merger—Interests of Nalco Directors and Executive Officers in the Merger" beginning on page 113 for additional information about these interests and quantification of the above amounts.

  Board of Directors and Management Following the Merger (see page 125)

        The merger agreement provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. In accordance with the merger agreement, current Nalco directors Paul J. Norris, Daniel S. Sanders and Mary M. VanDeWeghe are expected to join the Ecolab board of directors as of the effective time of the merger.

        Ecolab expects that, upon completion of the merger, Erik Fyrwald, Nalco's chairman, president and chief executive officer, will become the president of Ecolab and will continue to oversee the former Nalco business operations. Ecolab also expects that certain other members of Nalco's senior management will become members of the senior management of the combined company after the merger.

  Expected Timing of the Merger

        Ecolab and Nalco currently expect the closing of the merger to occur in the fourth quarter of 2011. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions as described in the merger agreement, and it is possible that factors outside the control of Ecolab and Nalco could result in the merger being completed at a later time or not at all.

  Financing for the Merger

        On September 8, 2011, Ecolab announced that it had arranged new syndicated credit facilities totaling $3.5 billion. Ecolab expects to fund the cash component of the merger consideration and refinance Nalco's existing credit facility (collectively, approximately $2.8 billion) upon completion of the merger through commercial paper borrowings backed by its new syndicated credit facilities, or by borrowings under such facilities, and through the planned issuance prior to the completion of the merger of $500 million of private placement notes. Ecolab signed an agreement to issue and sell these private placement notes ($250 million 3.69% seven year notes and $250 million 4.32% twelve year notes) on October 27, 2011. The sale and funding of the notes is expected to be completed on November 21, 2011. Ecolab also expects to refinance a substantial portion of Nalco's other outstanding debt (currently estimated at approximately $1.7 billion) following completion of the merger. Ecolab currently expects to borrow the amounts required to refinance Nalco's other outstanding debt through commercial paper borrowings backed by its syndicated credit facilities, borrowings under such credit facilities, the issuance of publicly or privately held debt securities or a combination of the foregoing. The receipt of additional financing by Ecolab is not a condition to completion of the merger.

  Regulatory Clearances Required for the Merger (see page 125)

        Ecolab and Nalco have each agreed to take actions in order to obtain the regulatory clearances required to consummate the merger.

        Regulatory clearance includes expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act, following required notifications and review by the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice. On August 17, 2011, each of Ecolab and Nalco filed its notification under the HSR Act. On August 26, 2011, the Federal Trade Commission notified Ecolab and Nalco of the early termination of the waiting period under the HSR Act.

        Ecolab and Nalco each conduct business in Member States of the European Union, which we refer to as the EU. The merger has an EU dimension and falls within the scope of the EU Merger Regulation 139/2004, which we refer to as the EUMR. As a result, Ecolab and Nalco are required to make a merger notification to the European Commission. At the end of August 2011, Ecolab initiated contact with the European Commission and, on October 4, 2011, Ecolab submitted its formal notification to the European Commission. The European Commission review process determines whether the proposed merger is compatible with the European internal market. If, following a preliminary Phase I investigation of 25 working days (which may be extended in certain circumstances), the European Commission determines that the merger does not significantly impede effective competition in the internal market (or in a substantial part of it), it will be declared compatible with the internal market. Absent an in-depth Phase II investigation, the review period under the EUMR is expected to expire on November 10, 2011.

        Ecolab and Nalco have also submitted notifications with competition authorities in other jurisdictions, including Australia, Canada, China, Colombia, Mexico, Russia, South Korea and Turkey. We have received clearances without imposed conditions from Australia, Canada, Mexico, Russia, South Korea and Turkey and have responded to requests for additional information from the regulatory authorities in certain other jurisdictions. While Ecolab and Nalco expect to obtain all required regulatory clearances, we cannot assure you that these regulatory clearances will be obtained, that all required clearances will be obtained prior to the special stockholder meetings or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

  Conditions to Completion of the Merger (see page 144)

        Ecolab and Nalco's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  the merger agreement must have been adopted by the stockholders of Nalco;

  •
  the Ecolab stockholders must have approved the issuance of shares of Ecolab common stock as part of the merger consideration;

  •
  the required regulatory approvals, described above, must have been received;

  •
  all other material notices, reports, filings, consents, registrations, approvals, permits or authorizations, if any, required to be obtained from or of any governmental authority must have been obtained, except for those, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to (i) result in a burdensome condition (as defined under the section titled "The Merger Agreement—Efforts to Complete the Merger" beginning on page 139) or (ii) provide a reasonable basis to conclude that Nalco, Ecolab or Merger Subsidiary or any of their affiliates or any of their respective officers or directors, as applicable, would be subject to the risk of criminal liability;

  •
  no laws must have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree will have been issued and remain in effect issued by a court or other governmental authority of competent jurisdiction, having the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

  •
  the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus is a part) must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceeding seeking a stop order; and

  •
  the shares of Ecolab common stock to be issued in the merger as part of the merger consideration and such other shares to be reserved for issuance in connection with the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

        In addition, the obligations of Ecolab and Merger Subsidiary to complete the merger are subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties of Nalco, other than the representations related to corporate capital structure, corporate power and authority to enter into, deliver, and perform its obligations under, and enforceability of, the merger agreement and applicability of state takeover statutes and compliance with any provisions restricting business combinations in its organizational documents, in each case made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect must be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of the merger agreement), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on Nalco;

  •
  the representations and warranties of Nalco with respect to corporate capital structure, corporate power and authority to enter into, deliver, and perform its obligations under, and enforceability of, the merger agreement, applicability of state takeover statutes and compliance with any provisions restricting business combinations in its organizational documents must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date;

  •
  Nalco must have performed or complied in all material respects with all covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date of the merger;

  •
  there must not be pending any litigation by any material governmental authority (i) seeking to restrain or prohibit the consummation of the merger or seeking to obtain from Nalco, Ecolab, Merger Subsidiary or any other affiliate of Ecolab any damages that are material in relation to Nalco, (ii) seeking to impose material limitations on the ability of Ecolab or any affiliate of Ecolab to hold, or exercise full rights of ownership of, any shares of capital stock of the surviving entity in the merger, including the right to vote such shares on all matters properly presented to the stockholders of the surviving entity in the merger, (iii) seeking to prohibit Ecolab or any of its affiliates from effectively controlling in any material respect the business or operations of Nalco or any subsidiary or (iv) that has had or would reasonably be expected to have a material adverse effect on Nalco or on Ecolab; and

  •
  Ecolab must have received an opinion of Baker & McKenzie LLP to the effect that (i) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization.

        In addition, the obligation of Nalco to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties of Ecolab and Merger Subsidiary, other than the representations related to corporate capital structure, corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement and compliance with any provisions restricting business combinations in its organizational documents, in each case made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect must be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of the merger agreement), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on Ecolab;

  •
  the representations and warranties of Ecolab and Merger Subsidiary with respect to corporate capital structure, corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement and compliance with any provisions restricting business combinations in its organizational documents provisions must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date;

  •
  Each of Ecolab and Merger Subsidiary must have performed or complied in all material respects with all covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date of the merger; and

  •
  Nalco must have received an opinion of Cravath, Swaine & Moore LLP to the effect that (i) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization.

  No Solicitations of Other Offers (see page 141)

        The merger agreement precludes Ecolab and Nalco from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in Ecolab's or Nalco's common stock or assets. However, if Ecolab or Nalco receives an unsolicited written proposal from a third party for a competing transaction that Ecolab's or Nalco's board of directors, as applicable, among other things, determines in good faith after consultation with its financial and legal advisors (i) constitutes or could reasonably be expected to result in a proposal that is superior to the merger and (ii) the failure to enter discussions regarding such proposal would be inconsistent with its fiduciary duties to stockholders under applicable law, Ecolab or Nalco, as applicable, may, subject to entering into a confidentiality agreement, furnish non-public information to and enter into discussions with, and only with, that third party regarding such competing transaction.

        Ecolab may terminate the merger agreement if Ecolab's board of directors withdraws its recommendation that Ecolab's stockholders approve the share issuance proposal in order to permit Ecolab to enter into a definitive written agreement providing for an unsolicited superior acquisition proposal concurrently with or immediately following the termination of the merger agreement. Termination of the merger agreement under these circumstances is not effective unless Ecolab has paid a $275 million termination fee to Nalco, as described below.

        Nalco may terminate the merger agreement if Nalco's board of directors withdraws its recommendation that Nalco's stockholders approve the merger proposal in order to permit Nalco to enter into a definitive written agreement providing for an unsolicited superior acquisition proposal concurrently with or immediately following the termination of the merger agreement. Termination of the merger agreement under these circumstances is not effective unless Nalco has paid a $135 million termination fee to Ecolab, as described below.

  Termination of the Merger Agreement (see page 146)

        Ecolab and Nalco may mutually agree to terminate the merger agreement at any time. Either Ecolab or Nalco may also terminate the merger agreement if the merger is not consummated by March 1, 2012, provided that the terminating party is not then in material breach of its obligations under the merger agreement. See the section titled "The Merger Agreement—Termination of the Merger Agreement" for a discussion of this and other rights of each of Ecolab and Nalco to terminate the merger agreement.

  Termination Fees and Expense Reimbursement Obligations (see page 148)

        Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. The merger agreement, however, provides for certain specific exceptions where Nalco may be required to pay a termination fee of $135 million, Ecolab may be required to pay a termination fee of $275 million and each party may be obligated to reimburse up to $8 million in transaction expenses reasonably incurred by the other party in connection with the merger agreement.

        The merger agreement requires Nalco to pay a termination fee of $135 million to Ecolab if the merger agreement is terminated under the following circumstances:

  •
  if the merger agreement is terminated by Ecolab as a result of a change in recommendation of the Nalco board of directors that Nalco's stockholders approve the merger proposal or as a result of the failure of the Nalco board of directors to reaffirm its recommendation when required to do so in accordance with the merger agreement;

  •
  if:

  •
  the merger agreement is terminated (i) by either Ecolab or Nalco on or after March 1, 2012 without a vote of the stockholders of Nalco contemplated by the merger agreement at the Nalco special meeting having occurred or (ii) by either Ecolab or Nalco as a result of the failure of Nalco's stockholders to approve the merger proposal at the Nalco special meeting, and in any such case a competing acquisition proposal involving Nalco has been publicly announced or has otherwise become publicly known, or any person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such an acquisition proposal, at any time after the date of the merger agreement and prior to the time of the taking of the vote of the stockholders of Nalco at the Nalco special meeting, in the case of clause (i), or the date of termination, in the case of clause (ii); and

  •
  within 12 months after the date of such termination, Nalco enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such competing acquisition proposal; or

  •
  if the merger agreement is terminated by Nalco in order to permit Nalco to enter into a definitive written agreement providing for a superior proposal.

        The merger agreement requires Ecolab to pay a termination fee of $275 million to Nalco if the merger agreement is terminated under the following circumstances:

  •
  if the merger agreement is terminated by Nalco as a result of a change in recommendation of the Ecolab board of directors that Ecolab's stockholders approve the share issuance proposal or as a result of the failure of the Ecolab board of directors to reaffirm its recommendation when required to do so in accordance with the merger agreement;

  •
  if:

  •
  the merger agreement is terminated (i) by either Ecolab or Nalco on or after March 1, 2012 without a vote of the stockholders of Ecolab contemplated by the merger agreement at the Ecolab special meeting having occurred or (ii) by either Ecolab or Nalco as a result of the failure of Ecolab's stockholders to approve the share issuance proposal at the Ecolab special meeting, and in any such case a competing acquisition proposal involving Ecolab has been publicly announced or has otherwise become publicly known, or any person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such an acquisition proposal, at any time after the date of the merger agreement and prior to the time of the taking of the vote of the stockholders of Ecolab at the Ecolab special meeting, in the case of clause (i), or the date of termination, in the case of clause (ii); and

  •
  within 12 months after the date of such termination, Ecolab enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such competing acquisition proposal; or

  •
  if the merger agreement is terminated by Ecolab in order to permit Ecolab to enter into a definitive written agreement providing for a superior proposal.

        See the section titled "The Merger Agreement—Termination Fees and Expense Reimbursement Obligations" for additional information on the circumstances under which such termination fee and expense reimbursement obligations may apply.

  Accounting Treatment (see page 155)

        Ecolab prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting. Ecolab will be treated as the acquirer in the merger for accounting purposes.

  Appraisal Rights (see page 183)

        Pursuant to Section 262, Nalco stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 may have the right to seek appraisal of the fair value of such shares as determined by the Delaware Court of Chancery if the merger is completed. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration.

        Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Nalco common stock that have not been surrendered for payment for which you would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Ecolab common stock), you may have the right, if you do not vote in favor of the merger agreement, do not surrender your shares for payment of the merger consideration, and otherwise comply with Section 262, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the fair value of those shares as determined by the Delaware Court of Chancery. Merger Subsidiary reserves the right to take the position that appraisal may only be sought with respect to shares described in the two preceding sentences of this paragraph, and may not be exercised with respect to any shares as to which stock was received.

        Whether or not a stockholder will be required to accept cash for their shares in the merger will not be known until after the vote on the merger. However, stockholders who wish to preserve any appraisal rights they may have must so advise Nalco prior to the vote on the merger. In addition to submitting a demand for appraisal, in order to preserve any appraisal rights you may have, you must not vote in favor of the merger agreement, must not surrender your shares for payment of the merger consideration, and must otherwise follow the procedures prescribed by Section 262. In view of the complexity of Section 262, Nalco stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. For a summary of the material provisions of Section 262 required to be followed by Nalco stockholders wishing to demand and perfect appraisal rights, please read the section titled "The Merger—Appraisal Rights" beginning on page 126 and "Appraisal Rights" beginning on page 183.

  Comparative Rights of Ecolab and Nalco Stockholders (see page 172)

        Nalco stockholders receiving shares of Ecolab common stock in the merger will have different rights once they become stockholders of Ecolab due to differences between the governing corporate documents of Nalco and the governing corporate documents of Ecolab. These differences are described in detail under the section titled "Comparative Rights of Ecolab and Nalco Stockholders" beginning on page 172.

  Listing of Ecolab Common Stock; De-Listing and Deregistration of Nalco Common Stock (see page 126)

        It is a condition to the completion of the merger that the shares of Ecolab common stock to be issued to Nalco stockholders pursuant to the merger be authorized for listing on the NYSE at the effective time of the merger, subject to official notice of issuance. Presently, Ecolab intends to issue treasury shares previously authorized for listing on the NYSE to Nalco stockholders. Upon completion of the merger, shares of Nalco common stock currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

The Special Meetings

  The Ecolab Special Meeting (see page 56)

        The special meeting of Ecolab stockholders will be held at the Ecolab Corporate Center, 370 Wabasha Street North, St. Paul, Minnesota 55102 on Wednesday, November 30, 2011, at 10:00 a.m., local time. At the Ecolab special meeting, you will be asked to:

  •
  consider and vote on a proposal to approve the issuance of shares of Ecolab common stock to the stockholders of Nalco pursuant to the merger, which we refer to as the share issuance proposal;

  •
  vote on a proposal to adopt an amendment to Ecolab's restated certificate of incorporation following completion of the merger to increase the number of authorized shares of Ecolab common stock to 800,000,000 shares, which we refer to as the additional share authorization proposal; and

  •
  vote on a proposal to adjourn the Ecolab special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal, which we refer to as the Ecolab adjournment proposal.

        You may vote at the Ecolab special meeting if you owned shares of Ecolab common stock at the close of business on October 11, 2011, the record date for the special meeting. You may cast one vote for each share of Ecolab common stock that you owned as of the record date.

        The share issuance proposal and Ecolab adjournment proposal each require approval by a majority of the total votes cast at the Ecolab special meeting by the holders of shares of Ecolab common stock present in person or represented by proxy and entitled to vote on that proposal. Under applicable NYSE rules, the total votes cast (whether for, against or abstain) on the share issuance proposal must also represent a majority of the shares of Ecolab common stock issued and outstanding as of the Ecolab record date. Votes to abstain are treated the same as votes "AGAINST" these proposals. Failures to vote and broker non-votes will have no effect on either proposal, assuming a quorum is present.

        Approval of the additional share authorization proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Ecolab common stock entitled to vote on the proposal. Failures to vote, votes to abstain and broker non-votes (where the broker does not exercise its discretionary authority to vote on your behalf) will have the effect of a vote "AGAINST" the proposal.

        As of the close of business on October 11, 2011, the record date for the Ecolab special meeting, there were 232,114,654 shares of Ecolab common stock outstanding and entitled to vote. As of the record date, Ecolab's directors, executive officers and their affiliates held and were entitled to vote approximately 664,502 shares of Ecolab common stock, representing approximately 0.3% of Ecolab's outstanding shares of common stock. Ecolab currently expects that all directors and executive officers will vote their shares in favor of each of the proposals to be considered at the Ecolab special meeting, although none of them has entered into any agreement obligating them to do so.

  The Nalco Special Meeting (see page 63)

        The special meeting of Nalco stockholders will be held at the Nalco Company Corporate Offices at 1601 West Diehl Road, Naperville, Illinois, 60563-1198 on Wednesday, November 30, 2011, at 10:00 a.m., local time. At the Nalco special meeting, you will be asked to:

  •
  consider and vote on a proposal to adopt the merger agreement, which we refer to as the merger proposal;

  •
  vote on a non-binding, advisory proposal to approve the compensation that may become payable to Nalco's named executive officers in connection with the completion of the merger, which we refer to as the compensation proposal; and

  •
  vote on a proposal to adjourn the Nalco special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to as the Nalco adjournment proposal.

        Only holders of record of issued and outstanding shares of Nalco common stock as of the close of business on October 11, 2011, the record date for the Nalco special meeting, are entitled to notice of, and to vote at, the Nalco special meeting or any adjournment or postponement of the Nalco special meeting. You may cast one vote for each share of Nalco common stock that you owned as of that record date.

        Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock entitled to vote on the proposal. Failures to vote, votes to abstain and broker non-votes will have the effect of a vote "AGAINST" the proposal.

        The compensation proposal and Nalco adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock present in person or represented by proxy at the Nalco special meeting and entitled to vote on that proposal. Votes to abstain are treated the same as votes "AGAINST" these proposals. Broker non-votes and failures to vote will have no effect on either proposal, assuming a quorum is present.

        As of the close of business on October 11, 2011, the record date for the Nalco special meeting, there were 138,700,498 shares of Nalco common stock outstanding and entitled to vote. As of the record date, Nalco's directors, executive officers and their affiliates held and were entitled to vote approximately 411,615 shares of Nalco common stock, representing approximately 0.3% of Nalco's outstanding shares of common stock. Nalco currently expects that all directors and executive officers will vote their shares in favor of each of the proposals to be considered at the Nalco special meeting, although none of them has entered into any agreement obligating them to do so.

  Other Proposals to be Considered at the Special Meetings

        In addition to the merger proposal and the share issuance proposal, both of which are conditions to completion of the merger and are described elsewhere in this joint proxy statement/prospectus, Nalco stockholders will be asked to consider and vote on the compensation proposal at the Nalco special meeting and Ecolab stockholders will be asked to consider and vote on the additional share authorization proposal at the Ecolab special meeting. Approval of these additional proposals at the special meetings is not a condition to the obligation of either Ecolab or Nalco to consummate the merger. Accordingly, if all of the conditions to the merger set forth in the merger agreement are satisfied or waived, Ecolab and Nalco intend to complete the merger whether or not these additional proposals are approved by their respective stockholders.

  Proposal to Authorize Additional Shares of Ecolab Common Stock (see page 188)

        The Ecolab board of directors has unanimously determined that it is advisable and in the best interests of Ecolab and its stockholders for Ecolab's restated certificate of incorporation to be amended promptly following consummation of the merger to increase the number of authorized shares of Ecolab common stock from 400,000,000 to 800,000,000 shares. Upon approval of this proposal by Ecolab stockholders, Ecolab would be authorized to amend Article III of its restated certificate of incorporation as set forth in Annex E to this joint proxy statement/prospectus. Except for the foregoing amendment, the other terms and provisions of Ecolab's restated certificate of incorporation would remain unchanged.

        As of October 11, 2011, the record date for the Ecolab special meeting, 400,000,000 shares of Ecolab common stock were authorized, of which approximately 232.1 million shares were issued and outstanding and approximately 29.4 million shares were reserved for issuance pursuant to Ecolab equity compensation plans and individual equity award agreements. Upon consummation of the merger, Ecolab expects to issue approximately 68.3 million shares of Ecolab common stock to the holders of Nalco common stock pursuant to the terms of the merger agreement, and will be required to reserve approximately 2.4 million additional shares of Ecolab common stock in connection with Nalco equity compensation plans and individual award agreements assumed by Ecolab in connection with the merger. Accordingly, although Ecolab has available a sufficient number of authorized shares to complete the merger, Ecolab after the merger will have only approximately 67.7 million shares of common stock, including treasury shares, available for future issuance.

        If this proposal is approved by Ecolab's stockholders, following completion of the merger 400,000,000 additional shares of Ecolab common stock will be available for future issuance or sale upon authorization by the Ecolab board of directors without further stockholder approval. The Ecolab board of directors believes that the additional authorized common stock would give Ecolab greater flexibility by allowing Ecolab to issue shares of Ecolab common stock without the expense and delay of convening a stockholders meeting to authorize additional shares if and when the need arises. Ecolab currently has no plans for the issuance of additional shares of its common stock, other than future issuances pursuant to its equity compensation plans and related agreements in the ordinary course of business. The Ecolab board of directors has determined, however, that securing stockholder approval for additional authorized shares of Ecolab common stock is appropriate in order to provide the company with the flexibility to consider possible actions that might require the future issuance of additional shares of common stock.

  Nalco Non-binding, Advisory Proposal to Approve Certain Compensation (see page 190)

        In accordance with Section 14A of the Exchange Act, Nalco is providing its stockholders with the opportunity to cast a non-binding advisory vote on the compensation that may be payable to its named executive officers in connection with the merger as described in the table titled "Potential Change of Control Payments to Named Executive Officers" on page 120. The Nalco board of directors unanimously recommends that you vote "FOR" the non-binding, advisory proposal to approve the compensation that may become payable to Nalco's named executive officers in connection with the completion of the merger.

  Ecolab Share Repurchase Program

        On September 6, 2011, Ecolab announced a $1.0 billion share repurchase program, contingent upon the closing of the merger, which is expected to be completed by the end of 2012. The funds required to complete the share repurchase program are expected to come, in whole or in part, from debt financing to be arranged after the completion of the merger.

Selected Historical Financial Information

        The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the merger. The Ecolab annual historical financial information is derived from the audited consolidated financial statements of Ecolab as of and for each of the years in the five-year period ended December 31, 2010. The Nalco annual historical financial information is derived from the audited consolidated financial statements of Nalco as of and for each of the years in the five-year period ended December 31, 2010. The historical financial information as of and for the six months ended June 30, 2011 and 2010 has been derived from unaudited interim consolidated financial statements of both Ecolab and Nalco and, in the opinion of each company's management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with each company's historical consolidated financial statements and related notes contained in the Ecolab and Nalco annual reports on Form 10-K for the year ended December 31, 2010 and quarterly reports on Form 10-Q for the period ended June 30, 2011, which have been incorporated by reference in this joint proxy statement/prospectus, as well as other information that has been filed by Ecolab and Nalco with the SEC. See "Where You Can Find More Information" beginning on page 195 for information on where you can obtain copies of this information. The historical results included below and elsewhere in this joint proxy statement/prospectus are not necessarily indicative of the future performance of Ecolab, Nalco or the combined company.

  Ecolab Selected Historical Financial Information

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in millions, except per share data)
Income Statement Data
Net sales	$3,217.1	$2,952.3	$6,089.7	$5,900.6	$6,137.5	$5,469.6	$4,895.8
Operating income(1)(2)(3)(4)(5)	350.0	358.1	806.8	681.3	712.8	669.0	613.0
Net income attributable to Ecolab(1)(2)(3)(4)(5)(6)	219.5	224.8	530.3	417.3	448.1	427.2	368.6
Earnings attributable to Ecolab per common share(1)(2)(3)(4)(5)(6)
Basic	0.95	0.96	2.27	1.76	1.83	1.73	1.46
Diluted	0.93	0.94	2.23	1.74	1.80	1.70	1.43
Dividends declared per common share	0.3500	0.3100	0.6400	0.5750	0.5300	0.4750	0.4150
Weighted average common shares outstanding
Basic	231.8	234.4	233.4	236.7	245.4	246.8	252.1
Diluted	236.2	238.1	237.6	239.9	249.3	251.8	257.1

	June 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in millions)
Balance Sheet Data
Total assets	$5,407.4	$4,663.8	$4,872.2	$5,020.9	$4,756.9	$4,722.8	$4,419.4
Long-term debt	703.3	637.0	656.4	868.8	799.3	599.9	557.1
Total liabilities	3,065.0	2,802.2	2,739.2	3,011.3	3,177.9	2,779.9	2,732.8
Total equity	2,342.4	1,861.6	2,133.0	2,009.6	1,579.0	1,942.9	1,686.6
Total liabilities and equity	5,407.4	4,663.8	4,872.2	5,020.9	4,756.9	4,722.8	4,419.4

(1)
During 2010, 2009, 2008 and 2007, Ecolab divested certain properties, businesses and investments resulting in both gains and losses. Operating income reflected gains of $7.3 million, $2.6 million and $10.5 million in 2010, 2008 and 2007, respectively, and a loss of $2.2 million in 2009. Net income attributable to Ecolab was increased by $7.3 million, $5.4 million and $9.1 million in 2010, 2008 and 2007, respectively, and reduced by $2.3 million in 2009. As a result, earnings per share attributable to Ecolab was increased by $0.03, $0.02 and $0.04 in 2010, 2008 and 2007, respectively, and reduced by $0.01 in 2009.

(2)
During the first six months of 2011 and during 2010, 2009, 2008 and 2007, Ecolab incurred various charges to restructure its businesses and optimize its organizational structure. Operating income was reduced by $41.9 million, $10.9 million, $75.3 million, $25.6 million and $2.0 million during the first six months of 2011, 2010, 2009, 2008 and 2007, respectively. Net income attributable to Ecolab was reduced by $35.0 million, $9.6 million, $54.6 million, $20.3 million and $1.4 million during the first six months of 2011, 2010, 2009, 2008 and 2007, respectively. As a result, earnings per share attributable to Ecolab were reduced by $0.15, $0.04, $0.23, $0.08 and $0.01 during the first six months of 2011, 2010, 2009, 2008 and 2007, respectively.

(3)
During the first quarter of 2011, Ecolab incurred a charge of $3.6 million related to the acquisition of a business in Australia. This charge reduced net income attributable to Ecolab by $2.9 million and earnings per share attributable to Ecolab by $0.01.

(4)
During 2009, 2008 and 2007, Ecolab incurred various charges related to an arbitration settlement that originally occurred in the third quarter of 2007. Operating income was reduced by $2.1 million, $3.0 million and $28.1 in 2009, 2008 and 2007, respectively. As a result, net income attributable to Ecolab was reduced by $1.3 million, $1.8 million and $17.2 million and earnings per share attributable to Ecolab was reduced by $0.01, $0.01 and $0.07 in 2009, 2008 and 2007, respectively.

(5)
During the first quarter of 2010, the Venezuelan government devalued its currency. As a result of the devaluation, Ecolab recorded a charge of $4.2 million due to the remeasurement of the local balance sheet. As a result, net income attributable to Ecolab was reduced by $4.4 million and earnings per share attributable to Ecolab was reduced by $0.02.

(6)
Ecolab recorded and disclosed various discrete tax events in the first six months of 2011 and in 2010, 2009, 2008 and 2007. As a result, earnings per share attributable to Ecolab were increased by $0.00, $0.03, $0.01 and $0.08 in the first six months of 2011, 2010, 2008 and 2007, respectively. Earnings per share attributable to Ecolab were reduced by $0.01 in 2009.

  Nalco Selected Historical Financial Information

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in millions, except per share data)
Statement of Operations Data
Net sales(1)	$2,237.0	$2,043.2	$4,250.5	$3,746.8	$4,212.4	$3,912.5	$3,602.6
Operating earnings (loss)(1)(2)(3)(4)(5)	367.2	278.1	577.7	403.9	(12.2)	476.2	433.0
Net earnings (loss) attributable to Nalco Holding Company(1)(2)(3)(4)(5)(6)(7)(8)	175.8	81.9	196.2	60.5	(342.6)	129.0	98.9
Net earnings (loss) attributable to Nalco Holding Company per common share(1)(2)(3)(4)(5)(6)(7)(8)
Basic	$1.27	$0.59	$1.42	$0.44	$(2.44)	$0.90	$0.69
Diluted	$1.26	$0.59	$1.41	$0.44	$(2.44)	$0.88	$0.67
Weighted average common shares outstanding (in millions)
Basic	138.8	138.3	138.3	138.2	140.1	143.2	143.0
Diluted	139.9	139.2	139.4	138.6	140.1	146.7	146.7
Cash dividends declared per share	$0.07	$0.07	$0.14	$0.14	$0.14	$0.14	—

	June 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in millions)
Balance Sheet Data
Total assets	$5,444.2	$4,996.7	$5,223.7	$4,964.8	$5,042.0	$5,978.6	$5,656.5
Long-term debt	2,665.5	2,732.7	2,782.0	2,714.3	3,129.6	3,193.7	3,038.6
Total liabilities	4,464.2	4,503.7	4,496.2	4,473.2	4,629.3	4,844.1	4,753.0
Total equity	980.0	493.0	727.5	491.6	412.7	1,134.5	903.5
Total liabilities and equity	5,444.2	4,996.7	5,223.7	4,964.8	5,042.0	5,978.6	5,656.5

(1)
Sales of dispersant products used by U.S. government agencies and BP in responding to the Gulf of Mexico oil spill favorably impacted net sales by $69.2 million, operating earnings by $43.5 million, net earnings attributable to Nalco by $27.2 million and diluted earnings per share, or EPS, by $0.20 during the six months ended June 30, 2010, and favorably impacted net sales by $88.4 million, operating earnings by $56.8 million, net earnings attributable to Nalco by $35.5 million and EPS by $0.25 for the year ended December 31, 2010.

(2)
In January and February 2011, Nalco completed the sale of its personal care products and marine chemical businesses, respectively. Proceeds from the sale of these two businesses were $198.4 million, which resulted in a gain of $136.0 million that was included in operating earnings for the six months ended June 30, 2011. The gain from the sales of the businesses favorably impacted net earnings attributable to Nalco by $83.5 million and EPS by $0.60 for the period. In September 2008, Nalco completed the sale of its Finishing Technologies surface treatment business. Proceeds from the sale of this business resulted in a gain of $38.1 million that was included in operating earnings in 2008. The sale of this business favorably impacted net earnings attributable to Nalco by $14.9 million and EPS by $0.11 in 2008.

(3)
Nalco incurred restructuring expenses, representing mostly employee severance and related costs, in connection with programs to redesign and optimize business and work processes. These expenses reduced operating earnings by $12.0 million and $2.2 million in the six months ended June 30, 2011 and 2010, respectively, and $2.6 million, $47.8 million, $33.4 million, $15.3 million and $9.5 million in the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively. These expenses reduced net earnings attributable to Nalco by $8.3 million and $2.3 million in the six months ended June 30, 2011 and 2010, respectively, and $2.5 million, $40.3 million, $24.1 million, $11.9 million and $6.1 million in the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively. These expenses reduced EPS by $0.06 and $0.02 in the six months ended June 30, 2011 and 2010, respectively, and $0.02, $0.29, $0.17, $0.08 and $0.04 in the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(4)
During the fourth quarter of 2008, Nalco recorded a goodwill impairment charge of $544.2 million, reducing the goodwill of its Paper Services reporting unit to zero. This impairment charge reduced operating earnings by $544.2 million, net earnings attributable to Nalco by $508.6 million and EPS by $3.63. In the second half of 2010, a correction of the 2003 purchase price allocation resulted in $4.9 million of additional goodwill allocated to the Paper Services reporting unit, which was then immediately written off. This impairment charge reduced operating earnings by $4.9 million, net earnings attributable to Nalco by $4.9 million and EPS by $0.03 for the year ended December 31, 2010.

(5)
In 2009, Nalco incurred pension settlement losses from its principal U.S. pension plan as a result of an increase in the volume of lump sum payments to retiring employees. The settlement losses reduced operating earnings by $21.4 million, net earnings attributable to Nalco by $13.4 million and EPS by $0.10 for the year ended December 31, 2009.

(6)
In connection with debt repayments and refinancings, Nalco recognized losses on early extinguishment of debt and other refinancing expenses in other income (expense) of $2.8 million in the six months ended June 30, 2011, and $28.1 million and $20.5 million in the years ended December 31, 2010 and 2009, respectively. The charges reduced net earnings attributable to Nalco by $1.7 million in the six months ended June 30, 2011, and $17.6 million and $12.8 million in the years ended December 31, 2010 and 2009, respectively. The charges reduced EPS by $0.01 in the six months ended June 30, 2011, and $0.13 and $0.09 in the years ended December 31, 2010 and 2009, respectively.

(7)
In the first quarter of 2010, Nalco incurred significant and unusual foreign exchange losses in its Venezuelan subsidiary as a result of the devaluation of the Venezuelan bolivar fuerte. The losses, which totaled $18.4 million, were charged to other income (expense), and reduced net earnings attributable to Nalco and EPS by $14.2 million and $0.10, respectively, for both the six months ended June 30, 2010 and the year ended December 31, 2010.

(8)
As a result of U.S. healthcare reform legislation enacted in the first quarter of 2010, Nalco wrote off previously accrued tax benefits associated with the subsidy for postretirement prescription drug benefits. The write off increased the income tax provision by $2.6 million and reduced net earnings attributable to Nalco and EPS by $2.6 million and $0.02, respectively, for both the six months ended June 30, 2010 and the year ended December 31, 2010. The tax provision for 2009 resulted in a 50.0% effective income tax rate, which primarily resulted from an increase in valuation allowances of $29.0 million that added 21.4 percentage points to the effective income tax rate. The 2009 effective tax rate was favorably impacted by 4.0 percentage points because Nalco reduced its deferred tax liabilities for future U.S. state income taxes, primarily due to favorable law changes in key states related to apportioning of income. The tax provision for 2008 resulted in tax expense of $54.5 million on a pretax loss of $280.1 million, primarily because of two transactions that resulted in expensing goodwill for book purposes that had very little tax basis. The larger of the two transactions was the impairment of $544.2 million of goodwill that only had $93.7 million of tax basis. As a result, pretax income was reduced by $544.2 million, while the tax provision was only reduced $35.6 million. The second transaction was the sale of the Finishing Technologies surface treatment business, which resulted in $28.3 million of goodwill being expensed with only $1.6 million of tax benefit. The Finishing Technologies sale resulted in $38.1 million of pretax gain and $23.2 million of tax expense.

 Summary Unaudited Pro Forma Condensed Combined Financial Information of Ecolab and Nalco

        The following table presents selected unaudited pro forma condensed combined financial information about Ecolab's consolidated balance sheet and statements of income, after giving effect to the merger with Nalco. The information under "Unaudited Statement of Income Data" in the table below gives effect to the merger as if it had been consummated on January 1, 2010, the beginning of the earliest period presented. The information under "Unaudited Balance Sheet Data" in the table below assumes the merger had been consummated on June 30, 2011. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with Ecolab considered the acquirer of Nalco. See "Accounting Treatment" beginning on page 155.

        In addition, the unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

        The information presented below should be read in conjunction with the historical consolidated financial statements of Ecolab and Nalco, including the related notes, filed by each of them with the SEC, and with the unaudited pro forma condensed combined financial statements of Ecolab and Nalco, including the related notes, appearing elsewhere in this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 195 and "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 156. The unaudited pro forma condensed combined financial information is not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated.

  Unaudited Statement of Income Data

	Six Months Ended June 30, 2011	Year Ended December 31, 2010
	($ in millions, except per share data)
Operating revenue	$5,454.1	$10,340.2
Operating expenses	4,810.8	9,109.5
Earnings from operations	643.3	1,230.7
Earnings before income taxes and equity in earnings of affiliates	529.3	969.4
Provision for income taxes	171.3	294.2
Net income	$353.6	$668.9
Earnings per share, basic	$1.18	$2.22
Earnings per share, diluted	$1.16	$2.17

  Unaudited Balance Sheet Data

June 30, 2011
($ in millions)
Unrestricted cash, cash equivalents and short-term investments	$292.0
Total assets	16,415.1
Long-term debt and capital lease obligations, excluding current portion	5,073.3
Stockholders' equity	5,854.2

 Unaudited Comparative Per Share Data

        Presented below are Ecolab's and Nalco's historical per share data for the six months ended June 30, 2011 and the year ended December 31, 2010 and unaudited pro forma combined per share data for the six months ended June 30, 2011 and the year ended December 31, 2010. This information should be read together with the consolidated financial statements and related notes of Ecolab and Nalco that are incorporated by reference in this joint proxy statement/prospectus and with the unaudited pro forma condensed combined financial information included under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 156. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period. The Nalco unaudited pro forma equivalent per share financial information is computed by multiplying the Ecolab unaudited pro forma combined per share amounts by the exchange ratio (0.7005 shares of Ecolab common stock for each share of Nalco common stock). The Nalco pro forma equivalent per share amounts assume each Nalco stockholder receives merger consideration only in the form of Ecolab common stock. This presentation portrays the equivalent pro forma earnings, dividends and book value per share for one share of Nalco common stock.

Ecolab—Historical	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Earnings per share:
Basic	$0.95	$2.27
Diluted	0.93	2.23
Dividends declared per common stock	0.35	0.64
Book value per share of common stock	10.08	9.16

Nalco—Historical	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Earnings per share:
Basic	$1.27	$1.42
Diluted	1.26	1.41
Dividends declared per common stock	0.07	0.14
Book value per share of common stock	6.84	5.04

Ecolab—Unaudited pro forma combined amounts	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Earnings per share:
Basic	$1.18	$2.22
Diluted	1.16	2.17
Dividends declared per common stock	0.35	0.64
Pro forma book value per share of common stock(1)	19.49	N/A

Nalco—Unaudited pro forma equivalent amounts	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Earnings per share:
Basic	$0.83	$1.56
Diluted	0.81	1.52
Dividends declared per common stock	0.25	0.45
Pro forma book value per share of common stock(1)	13.65	N/A

(1)
Pro forma book value per share of common stock as of December 31, 2010 is not meaningful as purchase adjustments were calculated as of June 30, 2011.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements set forth or incorporated by reference in this joint proxy statement/prospectus concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters that are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Similarly, statements that describe Ecolab's or Nalco's objectives, expectations, plans or goals are forward-looking statements. Words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project," "may," "will," "intend," "could," "should," "predict," "potentially," "plan," "believe," "target," "forecast" (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include statements regarding the expected benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger and anticipated future financial and operating performance and results, including estimates for growth, as well as any information concerning possible or assumed future results of operations of Ecolab and Nalco as set forth in the sections of this joint proxy statement/prospectus titled "Summary—Summary Unaudited Pro Forma Condensed Combined Financial Information of Ecolab and Nalco," "The Merger—Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors," "The Merger—Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors," "The Merger—Opinion of Ecolab's Financial Advisor," "The Merger—Opinion of Nalco's Financial Advisor" and "Unaudited Pro Forma Condensed Combined Financial Information." In addition, the financial forecasts included in the section titled "The Merger—Certain Financial Forecasts of Ecolab and Nalco" are forward-looking statements. Forward-looking statements also include statements regarding the expected benefits of the merger.

        All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Ecolab and Nalco and are difficult to predict. These risks and uncertainties include those set forth under "Risk Factors," beginning on page 42, as well as risks and uncertainties related to:

  •
  our ability to maintain existing customers and strategic relationships and attract new ones;

  •
  the vitality of the global market for our products and services and conditions affecting the industries in which we operate, including health-related, political, global economic and weather-related conditions;

  •
  our ability to successfully offer new products and services on a timely, cost-effective basis and our ability to maintain the competitiveness of our existing products and services;

  •
  adverse fluctuations and changes in raw material costs;

  •
  effectiveness in managing our product offering process, including with respect to value, innovation and customer support;

  •
  adverse or unfavorable publicity regarding us or our services;

  •
  extraordinary events that may significantly impact our business such as natural and manmade disasters, including acts of terrorism, hostilities, war and other events that cause business interruptions or affect our markets; and

  •
  other unknown or unpredictable factors that could also adversely effect future results, performance or achievements of Ecolab, Nalco and the combined company.

        For a further discussion of risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended

December 31, 2010 as updated by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which were filed with the SEC and incorporated by reference in this joint proxy statement/prospectus.

        We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth or incorporated by reference herein speak only as of the date of this joint proxy statement/prospectus or the date of the document incorporated by reference in this joint proxy statement/prospectus, as the case may be. Except as required by law, we undertake no obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in Ecolab's or Nalco's public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled "Where You Can Find More Information" beginning on page 195.

RISK FACTORS

        In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section titled "Special Note Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for the proposals to be considered at the Ecolab special meeting and the Nalco special meeting. In addition, you should read and consider the risks associated with each of the businesses of Ecolab and Nalco because these risks will also affect the combined company. These risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, and any amendments thereto, for each of Ecolab and Nalco, as such risks may be updated or supplemented in each company's subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and which are incorporated by reference in this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section titled "Where You Can Find More Information" beginning on page 195.

Risk Factors Relating to the Merger

         The merger and related transactions are subject to approval by the stockholders of both Ecolab and Nalco.

        In order for the merger to be completed, Nalco stockholders must adopt the merger agreement, which requires the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock entitled to vote on the merger proposal. In addition, while a vote of Ecolab stockholders is not required to approve the merger, Ecolab stockholders approval is required under applicable NYSE rules in order for Ecolab to be authorized to issue shares of Ecolab common stock as part of the merger consideration. Approval of the issuance of shares of Ecolab common stock requires approval by a majority of the total votes cast at the Ecolab special meeting by the holders of shares of Ecolab common stock present in person or represented by proxy and entitled to vote on that proposal. Under applicable NYSE rules, the total votes cast (whether for, against or abstain) on the share issuance proposal must also represent a majority of the shares of Ecolab common stock issued and outstanding as of the Ecolab record date.

         The merger is subject to the expiration or termination of waiting periods and receipt of clearances or approvals from various regulatory authorities, which may impose conditions that could have an adverse effect on Ecolab, Nalco or the combined company or, if not obtained, could prevent completion of the merger.

        Before the merger may be completed, applicable waiting periods must expire or terminate under antitrust and competition laws and clearances or approvals must be obtained from various regulatory entities. There can be no assurance that all of these required consents, orders, approvals and clearances will be obtained. In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company's business. The merger agreement may require Ecolab and Nalco to comply with conditions imposed by regulatory entities and, in certain circumstances, either company may refuse to close the merger on the basis of those regulatory conditions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger. In addition, neither Ecolab nor Nalco can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For a more detailed description of the regulatory review process, please see the section titled "The Merger—Regulatory Clearances Required for the Merger" beginning on page 125.

         The exchange ratio is fixed and will not be adjusted in the event of any change in either Ecolab's or Nalco's stock price. Because the market price of Ecolab common stock may fluctuate, the market value of Ecolab common stock that Nalco stockholders will receive in the merger is uncertain.

        In the merger, each share of Nalco common stock, other than shares owned by Ecolab, Nalco or any of their respective wholly-owned subsidiaries and shares in respect of which appraisal rights have been properly exercised and not withdrawn, will be converted into the right to receive at the election of the stockholder, subject to certain proration and reallocation procedures described below, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive cash in lieu of any fractional shares of Ecolab common stock.

        The exchange ratio will not be adjusted for changes in the market price of either Ecolab common stock or Nalco common stock between the date of signing the merger agreement and completion of the merger. There will be a time lapse between the date on which Nalco stockholders vote on the merger agreement at the Nalco special meeting and the date on which Nalco stockholders entitled to receive shares of Ecolab common stock actually receive such shares. The market value of Ecolab common stock may fluctuate during this period. These fluctuations may be caused by changes in the businesses, operations, results and prospects of both Ecolab and Nalco, market expectations of the likelihood that the merger will be completed and the timing of the completion, the effect of any of the conditions or restrictions imposed on or proposed with respect to the merging parties by regulatory agencies, general market and economic conditions or other factors. These fluctuations in the market value of Ecolab common stock will cause the value represented by the exchange ratio to fluctuate as well. As a result, at the time Nalco stockholders cast their votes regarding the merger proposal and make their election in respect of the merger consideration to be paid to them, Nalco stockholders will not know the actual market value of the shares of Ecolab common stock they will receive after the merger is finally completed. The actual market value of shares of Ecolab common stock, when received by Nalco stockholders, will depend on the market value of those shares on that date.

        Ecolab and Nalco stockholders are urged to obtain current market quotations for shares of Ecolab common stock and Nalco common stock.

         Nalco stockholders may receive a combination of consideration different from that which they elect.

        In the merger, Nalco stockholders may not receive the entirety of their merger consideration in the form which they have elected to receive. While each Nalco stockholder may elect to receive all cash or all Ecolab common stock for each of their shares of Nalco common stock in the merger, the pools of Ecolab common stock and cash available for all Nalco stockholders in the aggregate will be fixed so that approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. Accordingly, depending on the elections made by other Nalco stockholders, each Nalco stockholder who elects to receive cash for all of their shares in the merger may receive a portion of their consideration in Ecolab common stock, and each Nalco stockholder who elects to receive Ecolab common stock for all of their shares in the merger may receive a portion of their consideration in cash. A Nalco stockholder who elects to receive a combination of cash and Ecolab common stock for their shares in the merger may receive cash and Ecolab common stock in a proportion different from what such stockholder elected. If a Nalco stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, such stockholder will be deemed not to have made an election. If the closing

Ecolab stock price is below $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive cash. If the closing Ecolab stock price is above $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive stock. If the closing Ecolab stock price is equal to $55.39, then any Nalco stockholder who has not made an election will receive Ecolab common stock or cash or a combination of both, as necessary to achieve the 70%/30% stock-cash mix as described above.

        The tax consequences to a Nalco stockholder may change in the event such stockholder receives a larger or smaller portion of their merger consideration in cash than such stockholder elected. For additional information, please see the section titled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 151.

         Ecolab's and Nalco's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Ecolab and Nalco stockholders generally.

        Certain of the directors and executive officers of Ecolab and Nalco have interests in the merger that are different from, or in addition to, the interests of Ecolab and Nalco stockholders generally. With respect to Ecolab, these interests include:

  •
  the expected continuation of all of the current directors of Ecolab as members of the Ecolab board of directors following the merger; and

  •
  the expected continuation of most of Ecolab's executive officers as executive officers of the combined company following completion of the merger.

        With respect to Nalco, these interests include:

  •
  the accelerated vesting of Director RSUs and of certain stock options, Time-Vesting RSUs and Performance-Vesting RSUs and the conversion of certain of these awards into Ecolab stock options or other equity-based awards, in each case, upon the completion of the merger;

  •
  the receipt of certain payments and benefits under the executive officers' change of control and severance agreements, including cash severance, prorated bonuses, continued health and welfare benefits and outplacement services, upon certain types of terminations of employment following the completion of the merger;

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  the distribution of certain accrued and unpaid benefits under Nalco's non-qualified deferred compensation plans held by certain executive officers in a rabbi trust;

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  the right to indemnification and directors' and officers' liability insurance that will survive completion of the merger;

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  the appointment of certain current Nalco directors to the Ecolab board of directors; and

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  the expectation that certain members of Nalco's senior management will become members of the senior management of the combined company following completion of the merger.

        The Ecolab and Nalco boards of directors were aware of these interests at the time each approved the merger and the transactions contemplated by the merger agreement. These interests may cause Ecolab's and Nalco's directors and executive officers to view the proposals relating to the merger differently and more favorably than you may view them. For further information, see "The Merger—Interests of Ecolab Directors and Executive Officers in the Merger" and "The Merger—Interests of Nalco Directors and Executive Officers in the Merger" each beginning on page 113.

         Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved thereunder.

        In addition to the required stockholder approvals and the required regulatory clearances and approvals, the merger is subject to certain other conditions beyond Ecolab's and Nalco's control that may prevent, delay or otherwise materially adversely affect completion of the merger. We cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for satisfying such conditions could delay the completion of the merger for a significant period of time, reduce or eliminate some anticipated benefits of the merger or prevent the completion of the merger from occurring at all. For further information, see the section titled "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 144.

         The pendency of the merger could adversely affect the future business and operations of Ecolab and Nalco.

        In connection with the pending merger, while it is not expected by the respective managements of Ecolab and Nalco, it is possible that some customers, suppliers and other persons with whom Ecolab or Nalco have a business relationship may delay or defer certain business decisions, which could negatively impact revenues, earnings and cash flows of Ecolab or Nalco, as well as the market prices of Ecolab common stock or Nalco common stock, regardless of whether the merger is completed.

         Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the combined company.

        Each of Ecolab and Nalco are dependent on the experience and industry knowledge of its officers and other key employees to execute their respective business plans. The combined company's success after the merger will depend in part upon the ability of Ecolab and Nalco to retain key management personnel and other key employees. Current and prospective employees of Ecolab and Nalco may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of Ecolab and Nalco to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Ecolab and Nalco to the same extent that Ecolab and Nalco have previously been able to attract or retain their own employees.

         If the merger does not qualify as a reorganization under Section 368(a) of the Code, the stockholders of Nalco may be required to pay substantial U.S. federal income taxes and Nalco may be required to pay substantial corporate-level U.S. federal income taxes.

        As a condition to the completion of the merger, each of Baker & McKenzie LLP, tax counsel to Ecolab, and Cravath, Swaine & Moore LLP, tax counsel to Nalco, must have delivered an opinion, dated the closing date of the merger, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transactions in a manner consistent with the opinions. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinions, each counsel will require and rely on representations of Ecolab, Merger Subsidiary, Nalco and their affiliates, to be delivered at the time of closing (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any such assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinions, any of which may be changed at any time with retroactive effect.

        An opinion of counsel represents counsel's best legal judgment but is not binding on the IRS or on any court. Neither Ecolab nor Nalco intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth in this joint proxy statement/prospectus or any of the tax consequences described in the tax opinions. Although Baker & McKenzie LLP and Cravath, Swaine & Moore LLP are of the opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, it is possible that the IRS may assert that the merger fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the merger were to fail to qualify as a tax-free reorganization, then (i) each Nalco stockholder would recognize gain or loss with respect to all such stockholder's shares of Nalco common stock based on the difference between (A) the aggregate cash and the fair market value of the Ecolab common stock received and (B) that stockholder's tax basis in such shares and (ii) Nalco would recognize gain or loss with respect to all of its assets based on the difference between (A) the sum of the aggregate cash and the fair market value of the Ecolab common stock transferred pursuant to the merger and the liabilities deemed assumed by Merger Subsidiary for U.S. federal income tax purposes and (B) Nalco's aggregate tax basis in all of its assets. For additional information regarding the U.S. federal income tax consequences to Nalco stockholders, please see the section titled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 151.

         Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Ecolab and Nalco.

        If the merger is not completed, the ongoing businesses of Ecolab and Nalco may be adversely affected, and Ecolab and Nalco will be subject to several risks, including the following:

  •
  being required to pay a termination fee of $275 million and $135 million, respectively, under certain circumstances provided in the merger agreement;

  •
  being required to reimburse the other party for certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees up to $8 million, under certain circumstances provided in the merger agreement; and

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  having had the focus of each company's management on the merger instead of on pursuing other opportunities that could have been beneficial to the companies.

        If the merger is not completed, Ecolab and Nalco cannot assure their stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock prices of Ecolab or Nalco.

         The merger agreement contains provisions that could discourage potential competing acquirers of either Ecolab or Nalco.

        The merger agreement contains "no shop" provisions that, subject to limited exceptions, restrict each of Ecolab's and Nalco's ability to, directly or indirectly, (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any third-party proposal for the acquisition of their company's stock or assets or that constitutes or that would reasonably be expected to lead to a third-party proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any person or entity any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any third-party proposal that constitutes or that would reasonably be expected to lead to any third-party proposal or that requires Ecolab or Nalco, as applicable, to abandon, terminate or fail to consummate the merger or (iii) enter into any contract relating to or providing for a third-party proposal for the acquisition of their company's stock or assets.

        Further, even if the Ecolab board of directors or the Nalco board of directors withdraws or qualifies its recommendation with respect to the merger in accordance with the terms and conditions of the merger agreement, Ecolab or Nalco, as the case may be, will still be required to submit each of their merger-related proposals to a vote at their special meeting, unless the merger agreement is terminated prior to the special meeting date in accordance with its terms. In addition, the other party generally has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before the board of directors of the company that has received a third-party proposal may withdraw or qualify its recommendation with respect to the merger.

        In certain circumstances, upon termination of the merger agreement, Ecolab and Nalco will be required to pay a termination fee of $275 million and $135 million, respectively, to the other party.

        For more information, see "The Merger Agreement—Change of Recommendation and No Solicitations of Other Offers" beginning on page 141, "The Merger Agreement—Termination of the Merger Agreement" beginning on page 146 and "The Merger Agreement—Termination Fees and Expense Reimbursement Obligations" beginning on page 148.

        These provisions could discourage potential third-party acquirers that might have an interest in acquiring all or a significant portion of Ecolab or Nalco from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger or might result in a potential third-party acquirer proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the termination fees that may become payable in certain circumstances.

        If the merger agreement is terminated and either Ecolab or Nalco determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

         The fairness opinions obtained by the boards of directors of Ecolab and Nalco from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

        BofA Merrill Lynch, Ecolab's financial advisor, has delivered to Ecolab's board of directors a written opinion, dated as of July 19, 2011, as to the fairness, from a financial point of view, and as of the date of the opinion, of the merger consideration to be paid in the merger by Ecolab.

        Goldman Sachs, Nalco's financial advisor in connection with the merger, has delivered its opinion to the Nalco board of directors that, as of July 19, 2011, and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be paid to the holders of Nalco common stock pursuant to the merger agreement, subject to certain procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion, was fair, from a financial point of view, to such stockholders.

        Neither the Ecolab board of directors nor the Nalco board of directors has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from BofA Merrill Lynch, Ecolab's financial advisor, or Goldman Sachs, Nalco's financial advisor.

        The opinions do not reflect changes that may occur or may have occurred after the date of the opinions, including changes in the operations and prospects of Ecolab or Nalco, general market and economic conditions and other factors that may be beyond the control of Ecolab and Nalco, and on which the fairness opinions were based, may alter the value of Ecolab or Nalco or the prices of shares of Ecolab common stock or Nalco common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. Because neither Ecolab nor Nalco anticipates asking its financial advisor to update its opinion, neither the opinion of BofA Merrill Lynch nor the opinion of Goldman Sachs addresses the fairness of the stock consideration and the cash consideration or the merger consideration, as applicable, from a financial point of view, at the time the merger is completed. The opinions are included as Annexes B and C to this joint proxy statement/prospectus. For a description of the opinion that the Ecolab board of directors received from BofA Merrill Lynch and a summary of the material financial analyses it provided to the Ecolab board of directors in connection with rendering such opinion, please refer to "The Merger—Opinion of Ecolab's Financial Advisor" beginning on page 92. For a description of the opinions that the Nalco board of directors received from Goldman Sachs and a summary of the material financial analyses it provided to the Nalco board of directors in connection with rendering such opinion, please see "The Merger—Opinion of Nalco's Financial Advisor" beginning on page 103. For a description of the other factors considered by the board of directors of Ecolab in determining to approve the merger agreement and the merger, please see "The Merger—Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors" beginning on page 80. For a description of the other factors considered by the board of directors of Nalco in determining to approve the merger, please see "The Merger—Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors" beginning on page 84.

         If the merger is not completed by March 1, 2012, either Ecolab or Nalco may choose not to proceed with the merger.

        Either Ecolab or Nalco may terminate the merger agreement if the merger has not been completed by March 1, 2012, unless the failure of the merger to have been completed by such date was primarily caused by the failure of the party seeking to terminate the merger agreement to have performed in all material respects its obligations under the merger agreement. For more information, please see the section titled "The Merger Agreement—Termination of the Merger Agreement" beginning on page 146.

         Ecolab's common stock price may be negatively impacted by risks and conditions that apply to Ecolab, which are different from the risks and conditions applicable to Nalco.

        Upon completion of the merger, some Nalco stockholders will become holders of Ecolab common stock. The businesses and markets of Ecolab and the other companies it has acquired and may acquire in the future are different from those of Nalco. There is a risk that various factors, conditions and developments that would not affect the price of Nalco's common stock could negatively affect the price of Ecolab's common stock. Please see Ecolab's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as updated by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which were filed with the SEC and incorporated by reference in this joint proxy statement/prospectus, and the section titled "Special Note Regarding Forward-Looking Statements" beginning on page 40 for a summary of some of the key factors that might affect Ecolab and the prices at which Ecolab common stock may trade from time to time.

         Ecolab may encounter difficulty or high costs associated with securing financing.

        Ecolab expects to fund the cash component of the merger consideration and refinance Nalco's existing credit facility (collectively, approximately $2.8 billion) upon completion of the merger through commercial paper borrowings backed by its new syndicated credit facilities totaling $3.5 billion, which were announced on September 8, 2011, or by borrowings under such facilities, and through the planned issuance prior to the completion of the merger of $500 million of private placement notes. Ecolab also expects to refinance a substantial portion of Nalco's other outstanding debt (currently estimated at approximately $1.7 billion) following completion of the merger. Ecolab currently expects to borrow the amounts required to refinance Nalco's other outstanding debt through commercial paper borrowings backed by its syndicated credit facilities, borrowings under such credit facilities, the issuance of publicly or privately held debt securities or a combination of the foregoing. Ecolab's ability to obtain additional debt financing will be subject to various factors, including market conditions, operating performance and Ecolab's ability to incur additional debt. Depending on these factors, the terms upon which debt financing or debt offerings are available to Ecolab may be less favorable to Ecolab than the terms assumed for purposes of preparing the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. Ecolab anticipates that its long-term credit ratings will be reduced from A/A2 to BBB+/Baa1 following the merger, which may limit Ecolab's ability to borrow at interest rates consistent with the interest rates that have been available to Ecolab prior to the merger. Ecolab's new credit facilities require compliance by Ecolab with an interest coverage financial covenant which may restrict Ecolab's ability to borrow under its credit facilities or may otherwise significantly restrict its operations. The receipt of financing by Ecolab is not a condition to completion of the merger and, accordingly, Ecolab will be required to complete the merger (assuming that all of the conditions to its obligations under the merger agreement are satisfied) whether or not debt financing is available at all or on acceptable terms.

Risk Factors Relating to the Combined Company Following the Merger

         The combined company may be unable to integrate successfully the business of Ecolab and Nalco and realize the anticipated benefits of the merger.

        The merger involves the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Ecolab and Nalco. Potential difficulties the combined company may encounter as part of the integration process include the following:

  •
  problems that may arise in integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;

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  the possibility that the businesses of the companies may suffer as a result of uncertainty surrounding the merger;

  •
  potential unknown liabilities and unforeseen increased expenses or delays associated with the merger;

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  the inability to successfully combine the businesses of Ecolab and Nalco in a manner that permits the combined company to achieve the full revenue and cost synergies anticipated to result from the merger;

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  complexities associated with managing the combined businesses, including the challenge of integrating complex information technology systems, communications systems, financial reporting systems, supply chain and procurement arrangements and other assets of each of our companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

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  problems that may arise in integrating the workforces of the two companies, including the possible loss of key employees; and

  •
  potential problems in maintaining and integrating effective disclosure controls and procedures and internal control over financial reporting for the combined company.

        In addition, Ecolab and Nalco have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in:

  •
  diversion of the attention of each company's management;

  •
  the lack of personnel or other resources to pursue other potential business opportunities, such as possible acquisition opportunities; and

  •
  the disruption of, or the loss of momentum in, each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies,

any of which could adversely affect each company's ability to maintain relationships with customers, suppliers, employees and other constituencies or their ability to achieve the anticipated benefits of the merger or could reduce each company's earnings or otherwise adversely affect the business and financial results of the combined company.

         The combined company will have substantial indebtedness following the merger and the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect.

        Ecolab expects to fund the cash component of the merger consideration and refinance Nalco's existing credit facility (collectively, approximately $2.8 billion) upon completion of the merger through commercial paper borrowings backed by its new syndicated credit facilities totaling $3.5 billion, which were announced on September 8, 2011, or by borrowings under such facilities, and through the planned issuance prior to the completion of the merger of $500 million of private placement notes. Ecolab signed an agreement to issue and sell these private placement notes ($250 million 3.69% seven year notes and $250 million 4.32% twelve year notes) on October 27, 2011. The sale and funding of the notes is expected to be completed on November 21, 2011. Ecolab also expects to refinance a substantial portion of Nalco's other outstanding debt (currently estimated at approximately $1.7 billion) following completion of the merger. Following the completion of these financing transactions, it is expected that the combined company will have approximately $5.9 billion of short and long-term debt and that debt service obligations will be approximately $195 million per year. In addition, Ecolab expects approximately $38 million per year of other interest expense costs not related to debt service obligations, such as bank fees, amortization of deferred financing fees and hedging costs. Ecolab currently expects to borrow the amounts required to refinance Nalco's other outstanding debt through commercial paper borrowings backed by its syndicated credit facilities, borrowings under such credit facilities, the issuance of publicly or privately held debt securities or a combination of the foregoing.

        On September 6, 2011, Ecolab announced a $1.0 billion share repurchase program, contingent upon the closing of the merger, which is expected to be completed by the end of 2012. The funds required to complete the share repurchase program are expected to come, in whole or in part, from debt financing to be arranged after the completion of the merger.

        Ecolab has evaluated the expected credit rating of the combined company after giving effect to the financing transactions relating to the merger and planned share repurchase program and anticipates that the long-term credit rating of the combined company will be reduced from A/A2 to BBB+/Baa1 based on announcements from Standard & Poor's on September 7, 2011 and Moody's Investors Service on September 13, 2011.

        The combined company's substantial indebtedness may adversely affect the business, financial condition and operating results of the combined company, including:

  •
  making it more difficult for the combined company to satisfy its debt service obligations;

  •
  requiring the combined company to dedicate a substantial portion of its cash flows to debt service obligations, thereby potentially reducing the availability of cash flows to pay cash dividends and to fund working capital, capital expenditures, acquisitions, investments and other general operating requirements;

  •
  limiting the ability of the combined company to obtain additional financing to fund its working capital requirements, capital expenditures, acquisitions, investments, debt service obligations and other general operating requirements;

  •
  restricting the combined company from making strategic acquisitions or taking advantage of favorable business opportunities;

  •
  placing the combined company at a relative competitive disadvantage compared to competitors that have less debt;

  •
  limiting flexibility to plan for, or react to, changes in the businesses and industries in which the combined company operates, which may adversely affect the combined company's operating results and ability to meet its debt service obligations;

  •
  increasing the vulnerability of the combined company to adverse general economic and industry conditions; and

  •
  limiting the ability of the combined company to refinance its indebtedness or increasing the cost of such indebtedness.

        If the combined company incurs additional indebtedness following the merger, the risks related to the substantial indebtedness of the combined company may intensify.

         The merger may involve unexpected costs, unexpected liabilities or unexpected delays.

        Ecolab and Nalco currently expect to incur substantial costs and expenses relating directly to the merger, including debt refinancing costs, fees and expenses payable to financial advisors, professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. In addition, it is expected that the combined company will incur substantial costs following completion of the merger in order to integrate the business operations and work forces of Ecolab and Nalco. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. Ecolab and Nalco currently expect to incur non-recurring expenses totaling approximately $105 million in order to complete the merger and to provide initial third party advisory services relating to the integration of the operations of the two companies. The costs and expenses incurred in connection with the merger and the post-merger integration process are difficult to predict and actual costs and expenses may significantly exceed those currently estimated, and likely will result in the combined company taking significant charges against earnings following the completion of the merger. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of possible litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by Ecolab, Nalco and the combined company.

         The businesses of the companies may suffer as a result of uncertainty surrounding the merger and disruptions from the transaction may harm relationships with customers, suppliers and employees.

        The announcement of the merger may result in significant uncertainties and disruptions. These uncertainties and disruptions may harm relationships of Ecolab and Nalco with their respective customers, suppliers and employees. This uncertainty and harm could also have an adverse effect on the business and operations of the combined company following completion of the merger. Customers and suppliers may be permitted to terminate or modify the terms of existing contracts with Ecolab or Nalco as a result of the merger. In addition, customers and suppliers may cease doing business with Ecolab, Nalco or the combined company in anticipation of or following the merger or may change the terms and conditions upon which they are willing to continue to do business. Problems or delays in integrating the business operations and work forces of Ecolab and Nalco following the merger could result in the loss of customers of the combined company or in a reduced ability to attract new customers. Uncertainty regarding the merger may result in the distraction of the attention of senior management and other key employees of Ecolab and Nalco which could have an adverse effect on the business and operations of the two companies and of the combined company following the merger and may complicate Ecolab's existing European restructuring plan. Uncertainty concerning the merger may result in the loss of senior management or other key employees of Ecolab, Nalco and the combined company. In addition, current or prospective competitors of Ecolab, Nalco or the combined company may seek to take advantage of potential uncertainty or disruption resulting from the merger to interfere with relationships with customers, suppliers and employees.

         The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.

        Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either Ecolab's or Nalco's business. The combined company's future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the merger.

         Evaluation of, and estimation of potential losses arising from, lawsuits, claims, contingencies and legal proceedings could prove to be inaccurate.

        Each of Ecolab and Nalco is involved in various lawsuits, claims and legal proceedings relating to product liability, patents, trademarks, employee matters, contracts, transactions, chemicals, services and other matter that arise from time to time in the ordinary course of business. We cannot predict the outcome of any litigation or the potential for future litigation. Were an unfavorable ruling to occur, it may adversely affect each company's results of operations for the period in which the ruling occurs.

        Additionally, each company evaluates these lawsuits, claims, legal proceedings and other contingencies to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of any potential losses. Based on these assessments and estimates, if any, each company maintains accruals where the outcome of the matter is probable and can be reasonably estimated. Both Ecolab and Nalco believe that, with respect to their respective accruals, currently there is not a reasonably possible risk of material loss in excess of these accruals. Litigation is inherently unpredictable, and, accordingly, these assessments and estimates are based on the information available to each company's respective management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by management's assessments and estimates, which could expose each company to losses that exceed the reserves set for such claims.

         Ecolab's actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included herein.

        The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and are not necessarily indicative of what Ecolab's actual financial position or results of operations would have been had the merger been completed on the dates indicated. This information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Nalco's net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Nalco as of the date of the completion of the merger. In addition, subsequent to the closing date of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments might differ materially from the unaudited pro forma adjustments reflected herein. For further information see the sections titled "Summary—Summary Unaudited Pro Forma Condensed Combined Financial Information of Ecolab and Nalco," beginning on page 37, and "Unaudited Pro Forma Condensed Combined Financial Information," beginning on page 156.

         Future events may impact the combined company's deferred tax position, including the utilization of foreign tax credits and undistributed earnings of international affiliates that are considered to be reinvested indefinitely.

        Ecolab evaluates the recoverability of deferred tax assets and the need for deferred tax liabilities based on all available evidence. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws or variances between future projected operating performance and actual results. Ecolab is required to establish a valuation allowance for deferred tax assets or record a deferred tax liability if it determines, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this determination, Ecolab evaluates all positive and negative evidence as of the end of each reporting period. Future adjustments (either increases or decreases), to the deferred tax asset valuation allowance are determined based upon changes in the expected realization of the net deferred tax assets. The realization of the deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carry-back or carry-forward periods under the tax law. Due to significant estimates used to establish the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that Ecolab will be required to record adjustments to the valuation allowance in future reporting periods. Changes to the valuation allowance or the amount of deferred tax liabilities could adversely affect Ecolab's results of operations, financial condition and capital position.

        As of December 31, 2010, Ecolab and Nalco have approximately $22 million and $92 million of foreign tax credit carryforwards, respectively. Ecolab and Nalco do not separately disclose the amount of foreign tax credit carryforwards in their quarterly SEC filings. Pro forma deferred tax adjustments related to the combined company's foreign tax credit carryforwards were not recorded. In future periods, Ecolab may determine that adjustments to the combined company's foreign tax credit carryforwards should be made and that related adjustments to deferred tax assets should be recorded. Information to reasonably calculate such an adjustment is not currently available.

        As of December 31, 2010, Ecolab and Nalco reported approximately $1 billion and $467 million, respectively, of undistributed earnings of international affiliates that are considered to be reinvested indefinitely or available for distribution with foreign tax credits available as an offset. Ecolab and Nalco do not report in quarterly SEC filings their undistributed earnings of international affiliates that are considered to be reinvested indefinitely. Subsequent to the date of this joint proxy statement/prospectus, Ecolab will analyze the combined company's earnings positions. At such time Ecolab may determine that the foreign earnings of certain international affiliates are not being reinvested indefinitely and that a related adjustment to deferred tax liabilities should be recorded which, when combined with repatriation of the foreign earnings, could affect the amount of foreign tax credit carryforwards referenced above. Pro forma deferred tax adjustments related to the combined company's undistributed earnings of international affiliates have not been recorded because information to reasonably calculate such an adjustment is not currently available.

         Ecolab will likely have to make additional contributions following completion of the merger to fund its pension and other post-retirement benefit plans, including Nalco plans. Contributions will negatively impact its cash flow.

        Ecolab and Nalco currently contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and discount rate. As of December 31, 2010, Nalco estimated that its defined benefit pension plans were underfunded by approximately $405.1 million and that its other post-retirement benefit plans were underfunded by approximately $123.0 million. Ecolab will likely have to make additional contributions following completion of the merger to fund its pension and other post-retirement benefit plans, including these Nalco plans. Contributions will negatively impact its cash flow.

         Ecolab may incur significant expenses related to the amortization of intangible assets and may be required to report losses resulting from the impairment of goodwill or other assets recorded, each in connection with the merger or other completed or future acquisitions.

        The merger will be treated as an acquisition of Nalco by Ecolab for accounting purposes. Both Ecolab and Nalco have in the past expanded their operations through other acquisitions and joint ventures involving businesses owned by third parties. Ecolab expects to continue to complete selected acquisitions and joint venture transactions in the future. In connection with acquisition and joint venture transactions, applicable accounting rules generally require the tangible and certain intangible assets of the acquired business to be recorded on the balance sheet of the acquiring company at their fair market value. Intangible assets other than goodwill are required to be amortized over their estimated useful lives and this expense may be significant. Any excess in the purchase price paid by the acquiring company over the fair market value of tangible and intangible assets of the acquired business is recorded as goodwill. If it is later determined that the anticipated future cash flows from the acquired business will be less than the fair market value of the assets and goodwill of the acquired business recorded at the time of the acquisition, the assets or goodwill may be deemed to be impaired. In this case, the acquiring company may be required under applicable accounting rules to write down the value of the assets or goodwill on its balance sheet to reflect the extent of the impairment. This write down of assets or goodwill is generally recognized as a non-cash expense in the statement of operations of the acquiring company for the accounting period during which the write down occurs. If Ecolab determines that any of the assets or goodwill recorded in connection with the merger or any other prior or future acquisitions or joint venture transactions have become impaired, Ecolab will be required to record a loss resulting from the impairment. Impairment losses could be significant and could adversely affect the results of operations and financial condition of Ecolab.

Other Risk Factors of Ecolab and Nalco

        Ecolab's and Nalco's businesses are and will be subject to the risks described above. In addition, Ecolab and Nalco are, and will continue to be, subject to the risks described in Ecolab's and Nalco's Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, as updated by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 195 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

Ecolab Inc.

370 Wabasha Street North
St. Paul, Minnesota 55102
(800) 232-6522

        With sales of $6 billion and more than 26,000 associates, Ecolab Inc., a Delaware corporation, is the global leader in cleaning, sanitizing, food safety and infection prevention products and services and delivers comprehensive programs and services in more than 160 countries. Ecolab also provides pest elimination, maintenance and repair services. Ecolab provides products and services primarily to hotels and restaurants, healthcare and educational facilities, quick-service (fast-food and other convenience store) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry. A strong commitment to customer support is a distinguishing characteristic of Ecolab's business.

        Ecolab's common stock is listed and traded on the New York Stock Exchange under the symbol "ECL."

        Additional information about Ecolab and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For further information, please see the section titled "Where You Can Find More Information" beginning on page 195.

Nalco Holding Company

1601 West Diehl Road
Naperville, Illinois 60563-1198
(630) 305-1000

        Nalco Holding Company, a Delaware corporation, is the world's leading water treatment and process improvement company, delivering significant environmental, social and economic performance benefits to a variety of industrial and institutional customers. Nalco has over 12,400 employees working in more than 150 countries. Nalco programs and services are used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits and extend asset life, among other functions, and in production processes to enhance process efficiency, extend asset life and improve customers' end products. Nalco also helps customers reduce energy, water and other natural resource consumption, minimizing environmental releases.

        Nalco's common stock is listed and traded on the New York Stock Exchange under the symbol "NLC."

        Additional information about Nalco and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For further information, please see the section titled "Where You Can Find More Information" beginning on page 195.

Sustainability Partners Corporation

c/o Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102
(800) 232-6522

        Sustainability Partners Corporation, which we refer to as Merger Subsidiary, a wholly-owned subsidiary of Ecolab, is a Delaware corporation that was formed on July 14, 2011 for the sole purpose of effecting the merger. In the merger, Nalco will be merged with and into Merger Subsidiary, with Merger Subsidiary surviving the merger as a wholly-owned subsidiary of Ecolab.

THE ECOLAB SPECIAL MEETING

        This joint proxy statement/prospectus is being provided to the stockholders of Ecolab as part of a solicitation of proxies by Ecolab's board of directors for use at Ecolab's special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides stockholders of Ecolab with the information they need to know to be able to vote or instruct their vote to be cast at Ecolab's special meeting.

 Date, Time and Place

        The special meeting of Ecolab stockholders will be held at the Ecolab Corporate Center, 370 Wabasha Street North, St. Paul, Minnesota 55102, on Wednesday, November 30, 2011, at 10:00 a.m., local time.

Purpose of the Ecolab Special Meeting

        At the Ecolab special meeting, Ecolab stockholders will be asked to:

  •
  consider and vote on a proposal to approve the issuance of shares of Ecolab common stock to the stockholders of Nalco pursuant to the merger, which we refer to as the share issuance proposal;

  •
  vote on a proposal to adopt an amendment to Ecolab's restated certificate of incorporation following completion of the merger to increase the number of authorized shares of Ecolab common stock to 800,000,000 shares, which we refer to as the additional share authorization proposal; and

  •
  vote on a proposal to adjourn the Ecolab special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal, which we refer to as the Ecolab adjournment proposal.

Recommendation of the Ecolab Board of Directors

        After careful consideration, the Ecolab board of directors has unanimously approved the merger agreement, declared it advisable, approved the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, are in the best interests of Ecolab and its stockholders. The Ecolab board of directors has further unanimously approved an amendment to Ecolab's restated certificate of incorporation in accordance with the additional share authorization proposal and has determined that such amendment is advisable and in the best interests of Ecolab and its stockholders.

        The Ecolab board of directors accordingly unanimously recommends that Ecolab stockholders vote "FOR" each of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

 Ecolab Record Date; Stockholders Entitled to Vote

        The Ecolab board of directors has fixed the close of business on October 11, 2011 as the record date for determination of Ecolab stockholders entitled to receive notice of, and to vote at, the Ecolab special meeting or any adjournments or postponements thereof. Only holders of record of Ecolab common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Ecolab special meeting or any adjournments or postponements thereof.

        At the close of business on the Ecolab record date, there were 232,114,654 shares of Ecolab common stock issued and outstanding and entitled to vote at the Ecolab special meeting. Ecolab stockholders will have one vote for each share of Ecolab common stock they owned on the Ecolab record date, in person or through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Ecolab special meeting. A list of stockholders of Ecolab will be available for review for any purpose germane to the special meeting at Ecolab's executive offices and principal place of business at 370 Wabasha Street North, St. Paul, Minnesota 55102, during regular business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

Voting by Ecolab's Directors and Executive Officers

        At the close of business on the Ecolab record date, Ecolab directors, executive officers and their affiliates held and were entitled to vote 664,502 shares of Ecolab common stock, or approximately 0.3% of the shares of Ecolab common stock outstanding on that date. We currently expect that Ecolab's directors and executive officers will vote their shares in favor of the proposal to approve each of the proposals to be considered at the Ecolab special meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

        Stockholders who hold shares representing a majority of the issued and outstanding shares of Ecolab common stock must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Ecolab special meeting. If a quorum is not present, or if fewer shares are voted in favor of the share issuance proposal than is required, the special meeting may be adjourned to another time and place by the vote of a majority of the shares present in person or represented by proxy and entitled to vote at the special meeting, whether or not a quorum is present, to allow additional time for obtaining additional proxies or votes. No notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

        Abstentions and broker non-votes, which are described below, will be included in the calculation of the number of shares of Ecolab common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, shares of Ecolab common stock held in treasury will not be included in the calculation of the number of shares of Ecolab common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

        The share issuance proposal and Ecolab adjournment proposal each require approval by a majority of the total votes cast at the Ecolab special meeting by the holders of shares of Ecolab common stock present in person or represented by proxy and entitled to vote on that proposal. Under applicable NYSE rules, the total votes cast (whether for, against or abstain) on the share issuance proposal must also represent a majority of the shares of Ecolab common stock issued and outstanding as of the Ecolab record date. Votes to abstain are treated the same as votes "AGAINST" these proposals. Failures to vote and broker non-votes will have no effect on either proposal, assuming a quorum is present.

        Approval of the additional share authorization proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Ecolab common stock entitled to vote on the proposal. Failures to vote and votes to abstain will have the effect of a vote "AGAINST" the proposal.

Failure to Vote, Broker Non-Votes and Abstentions

        In accordance with the rules of the NYSE, banks, brokers and other nominees who hold shares of Ecolab common stock in "street name" for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the share issuance proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the share issuance proposal.

        If you are an Ecolab stockholder and fail to vote or fail to instruct your broker, bank or other nominee to vote, it will have no effect on the share issuance proposal or the Ecolab adjournment proposal, assuming a quorum is present.

        If you are an Ecolab stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the share issuance proposal and Ecolab adjournment proposal. If you are an Ecolab stockholder and fail to vote, fail to instruct your broker, bank or other nominee to vote (where such nominee does not have or does not exercise discretionary authority to vote on your behalf), or mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the additional share authorization proposal.

        If you are an Ecolab stockholder through an Ecolab employee plan and fail to instruct the trustee how to vote, the trustee will vote your shares as described below under "Ecolab Employee Plans."

Voting by Proxy at the Special Meeting

        If you are a registered or "record" holder, which means your shares are registered in your name with Computershare Trust Company, N.A., Ecolab's transfer agent and registrar, you may vote by proxy or in person at the special meeting. If your shares are held in "street name," which means your shares are held of record in an account with a broker, bank or other nominee, you must follow the instructions from your broker, bank or other nominee in order to vote.

        Whether or not you plan to attend Ecolab's special meeting, please vote your shares promptly by proxy, to ensure that your shares are represented.

Voting in Person

        If you plan to attend Ecolab's special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in "street name," and you wish to vote at the special meeting, you must bring to the special meeting a proxy executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting.

        In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver's license. If you hold your shares in "street name," you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

 Voting of Proxies by Holders of Record

        If you are a holder of record, a proxy card is enclosed for your use. Ecolab requests that you submit a proxy promptly by following the easy instructions on the enclosed proxy card to vote via Internet, by telephone or by mail. When the accompanying proxy is properly executed and submitted, the shares of Ecolab common stock represented by it will be voted at the Ecolab special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

        If a proxy is returned without an indication as to how the shares of Ecolab common stock represented are to be voted with regard to a particular proposal, the Ecolab common stock represented by the proxy will be voted in accordance with the recommendation of the Ecolab board of directors and, therefore, "FOR" each of the proposals to be considered at the Ecolab special meeting. As of the date of this joint proxy statement/prospectus, Ecolab management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Ecolab's Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

        Your vote is important. Accordingly, please submit your proxy promptly using the enclosed proxy card to vote by telephone, by Internet or by mail, whether or not you plan to attend the Ecolab special meeting in person.

Shares Held in Street Name

        If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you should provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Ecolab or by voting in person at your stockholders meeting unless you have a "legal proxy," which you must obtain from your bank or broker. Further, except with respect to the additional share authorization proposal, for which broker discretionary voting is permitted, brokers who hold shares of Ecolab common stock on behalf of their customers may not give a proxy to Ecolab to vote those shares without specific instructions from their customers.

Ecolab Employee Plans

        If you hold shares of Ecolab common stock through the Ecolab Savings Plan and ESOP, with respect to which Fidelity Management Trust Company acts as trustee, the Ecolab Stock Purchase Plan administered by Computershare Trust Company, Inc. or the Ecolab Canada Share Purchase Plan administered by SG Vestia Systems Inc., which we refer to collectively as the Ecolab employee plans, you can instruct the trustee or administrator of your Ecolab employee plan, in a confidential manner, how to vote the equivalent number of Ecolab shares allocated to you in your Ecolab employee plan. If you are a participant in an Ecolab employee plan, the enclosed proxy card will serve as a voting instruction to the respective trustee or administrator of your Ecolab employee plan, and if your instructions are timely received, the trustee or administrator will follow your voting instructions. If you hold Ecolab shares through any other Ecolab employee plans, you will receive voting instructions from that plan's administrator.

        Generally, you will receive only one proxy card covering all the shares you hold in your own name, through the Ecolab Dividend Reinvestment Plan sponsored by Computershare Trust Company, N.A or through the Ecolab employee plans.

        You may use one of the following three methods:

  •
  log onto the website indicated on the enclosed proxy card and follow the prompts using the control number located on the proxy card;

  •
  dial the telephone number indicated on the enclosed proxy card and follow the further directions using the control number located on the proxy card; or

  •
  mark, sign, date and mail the enclosed proxy card to the address on the accompanying return envelope.

        To allow sufficient time for voting of your shares by the trustee or administrator of your Ecolab employee plan, your voting instructions should be received by November 27, 2011 to allow for tabulation.

        In addition, since only the trustee or administrator of an Ecolab employee plan can vote your shares held through that plan, you will not be able to vote your Ecolab employee plan shares personally at the Ecolab special meeting. Please note that, except as described below, the applicable trust agreement governing the Ecolab Savings Plan and ESOP provides that if the trustee does not receive your voting instructions, the trustee will vote your shares in the same proportion as it votes the shares for which instructions are timely received from other participants.

        Voting of the shares in the Ecolab Savings Plan and ESOP is subject to federal pension laws, which require the trustee or administrator to act as a fiduciary for participants in the Ecolab Savings Plan and ESOP in deciding how to vote the shares. Therefore, irrespective of these voting provisions, it is possible that the trustee or administrator may decide to vote shares other than as set forth above if it determines it is required to do so under applicable law.

        You must vote shares that you hold through a broker, bank or other nominee separately in accordance with each of the voting instruction cards you receive with respect to such street name shares of Ecolab common stock.

How Proxies are Counted

        All shares represented by properly executed proxies received in time for the Ecolab special meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted "FOR" each of the proposals to be considered at the Ecolab special meeting.

Revocation of Proxies

        If you are the record holder of stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the Ecolab special meeting. You can do this by:

  •
  timely delivering a new, valid proxy bearing a later date by submitting instructions through the Internet, by telephone or by mail as described on the proxy card;

  •
  timely delivering a written notice to Ecolab's Corporate Secretary before the Ecolab special meeting, stating that you have revoked your proxy; or

  •
  attending the Ecolab special meeting and voting in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person. Simply attending the Ecolab special meeting without voting will not revoke any proxy that you have previously given or change your vote.

        A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder's previous proxy.

        Written notices of revocation and other communications with respect to the revocation of proxies from a registered stockholder may, in addition to the prior described methods, be addressed as follows:

  Ecolab Inc.
  370 Wabasha Street North
  St. Paul, Minnesota 55102
  Attention: Corporate Secretary

        Please note that if your shares are held in "street name" through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from the record holder (your broker, bank or other nominee).

        If you hold shares of Ecolab common stock in an Ecolab employee plan, there are two ways in which you may revoke your instructions and change your vote with respect to voting the shares allocated to you in your Ecolab employee plan:

  •
  First, you may submit new voting instructions under any one of the three methods described above. The latest dated instructions actually received by the trustee or plan administrator, in accordance with the instructions for voting set forth in this joint proxy statement/prospectus, will be the instructions that are followed, and all earlier instructions will be revoked.

  •
  Second, you may send a written notice to Ecolab's tabulator, Computershare Trust Company, N.A., at 250 Royal Street, Canton, Massachusetts 02021, stating that you would like to revoke your instructions to the trustee or administrator for your Ecolab employee plan. This written notice must be received no later than 5:00 p.m., New York City time, on November 25, 2011 in order to revoke your prior instructions.

Tabulation of Votes

        Ecolab has appointed one or more representatives of Computershare Trust Company, N.A. to serve as the inspector of election for the Ecolab special meeting. The inspector of election will, among other matters, determine the number of shares represented at the Ecolab special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and tabulate and certify the results of voting on all proposals submitted to the stockholders.

Solicitation of Proxies

        Ecolab is soliciting proxies for the Ecolab special meeting and, in accordance with the merger agreement, the cost of proxy solicitation will be borne by Ecolab. In addition to solicitation by use of mails, proxies may be solicited by Ecolab directors, officers and employees, each of whom is a participant in this solicitation, in person or by telephone or other means of communication. These individuals will not be additionally compensated, but may be reimbursed for out-of-pocket expenses associated with solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation material to beneficial owners of common stock and voting preferred stock held of record, and we may reimburse these individuals for their reasonable expenses. To help assure the presence in person or by proxy of the largest number of stockholders possible, we have engaged Innisfree M&A Incorporated, which we refer to as Innisfree, a proxy solicitation firm, to solicit proxies on Ecolab's behalf. We have agreed to pay Innisfree a proxy solicitation fee not to exceed $75,000. We will also reimburse Innisfree for its reasonable out-of pocket costs and expenses.

 Adjournments

        Any adjournment of the Ecolab special meeting may be made from time to time by approval of the holders of a majority of the shares of common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the share issuance proposal, then Ecolab stockholders may be asked to vote on a proposal to adjourn the special meeting so as to permit the further solicitation of proxies.

Electronic Access to Proxy Materials

        This joint proxy statement/prospectus is available to Ecolab stockholders at www.edocumentview.com/ecl.

Assistance

        If you need assistance in completing your proxy card or have questions regarding Ecolab's special meeting, please contact Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, New York 10022; stockholders call toll-free: (877) 456-3510.

THE NALCO SPECIAL MEETING

        This joint proxy statement/prospectus is being provided to the stockholders of Nalco as part of a solicitation of proxies by Nalco's board of directors for use at Nalco's special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides stockholders of Nalco with the information they need to know to be able to vote or instruct their vote to be cast at Nalco's special meeting.

 Date, Time and Place

        The special meeting of Nalco stockholders will be held at the Nalco Company Corporate Offices at 1601 West Diehl Road, Naperville, Illinois, 60563-1198, on Wednesday, November 30, 2011, at 10:00 a.m., local time.

Purpose of the Nalco Special Meeting

        At the Nalco special meeting, Nalco stockholders will be asked to consider and vote on:

  •
  a proposal to adopt the merger agreement, which we refer to as the merger proposal;

  •
  a non-binding, advisory proposal to approve the compensation that may become payable to Nalco's named executive officers in connection with the completion of the merger, which we refer to as the compensation proposal; and

  •
  a proposal to adjourn the Nalco special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to as the Nalco adjournment proposal.

Recommendation of the Nalco Board of Directors

        After careful consideration, the Nalco board of directors has unanimously approved the merger agreement, declared it advisable and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Nalco and its stockholders.

        The Nalco board of directors accordingly unanimously recommends that Nalco stockholders vote "FOR" each of the merger proposal, the compensation proposal and the Nalco adjournment proposal.

 Nalco Record Date; Stockholders Entitled to Vote

        The Nalco board of directors has fixed the close of business on October 11, 2011 as the record date, which we refer to as the Nalco record date, for determination of Nalco stockholders entitled to receive notice of, and to vote at, the Nalco special meeting or any adjournments or postponements thereof. Only holders of record of issued and outstanding Nalco common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Nalco special meeting or any adjournments or postponements thereof.

        At the close of business on the Nalco record date, there were 138,700,498 shares of Nalco common stock issued and outstanding and entitled to vote at the Nalco special meeting. Nalco stockholders are entitled to one vote for each share of Nalco common stock they owned as of the close of business on the Nalco record date. A list of stockholders of Nalco will be available for review for any purpose germane to the special meeting at Nalco's executive offices and principal place of business at 1601 West Diehl Road in Naperville, Illinois 60563-1198, during regular business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

 Voting by Nalco's Directors and Executive Officers

        At the close of business on the Nalco record date, Nalco directors, executive officers and their affiliates held and were entitled to vote approximately 411,615 shares of Nalco common stock, or approximately 0.3% of the shares of Nalco common stock outstanding on that date. We currently expect that Nalco's directors and executive officers will vote their shares in favor of each of the proposals to be considered at the Nalco special meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

        Stockholders who hold shares representing a majority of the issued and outstanding shares of Nalco common stock entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Nalco special meeting. If a quorum is not present, any officer of Nalco entitled to preside at or to act as secretary of the Nalco special meeting will have the power to adjourn the meeting from time to time until a quorum is present.

        Abstentions (shares of Nalco common stock for which proxies have been received but for which the holders have abstained from voting) and broker non-votes (shares of Nalco common stock for which proxies have been returned by a broker indicating that the broker has not received voting instructions from the beneficial owner of the shares and does not have discretionary authority to vote the shares) will be included in the calculation of the number of shares of Nalco common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, shares of Nalco common stock held in treasury will not be included in the calculation of the number of shares of Nalco common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

        Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock entitled to vote on the proposal. The compensation proposal and Nalco adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock present in person or represented by proxy at the Nalco special meeting and entitled to vote on that proposal.

Failure to Vote, Broker Non-Votes and Abstentions

        In accordance with the rules of the NYSE, banks, brokers and other nominees who hold shares of Nalco common stock in "street name" for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the merger proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the merger proposal.

        If you fail to vote, fail to instruct your broker, bank or other nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the merger proposal.

        If you fail to instruct your broker, bank or other nominee to vote or fail to vote, it will have no effect on the compensation proposal or the Nalco adjournment proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the compensation proposal and Nalco adjournment proposal.

 Voting at the Special Meeting

        Whether or not you plan to attend Nalco's special meeting, please vote your shares. If you are a registered or "record" holder, which means your shares are registered in your name with Computershare Trust Company, N.A., Nalco's transfer agent and registrar, you may vote in person at the special meeting or by proxy. If your shares are held in "street name," which means your shares are held of record in an account with a broker, bank or other nominee, you must follow the instructions from your broker, bank or other nominee in order to vote.

Voting in Person

        If you plan to attend Nalco's special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in "street name," and you wish to vote at the special meeting, you must bring to the special meeting a "legal proxy" executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting.

        In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver's license. If you hold your shares in "street name," you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies by Holders of Record

        If you are a registered stockholder, a proxy card is enclosed for your use. Nalco requests that you submit a proxy promptly by following the easy instructions on the enclosed proxy card to vote via Internet, by telephone or by mail. When the accompanying proxy card is properly executed and submitted, the shares of Nalco common stock represented by it will be voted at the Nalco special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card.

        If a signed proxy card is returned without an indication as to how the shares of Nalco common stock represented are to be voted with regard to a particular proposal, the Nalco common stock represented by the proxy will be voted in accordance with the recommendation of the Nalco board of directors and, therefore, "FOR" each of the proposals to be considered at the Nalco special meeting. As of the date of this joint proxy statement/prospectus, Nalco management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Nalco's Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

        Your vote is important. Accordingly, please submit your proxy promptly using the enclosed proxy card to vote by telephone, by Internet or by mail, whether or not you plan to attend the Nalco special meeting in person.

 Shares Held in Street Name

        If you hold your shares in "street name," you may vote by mail by completing, signing and returning the voting instruction form provided by your brokerage firm, bank or other nominee. In addition to voting by mail, a number of brokerage firms and banks participate in a program that also permits "street name" stockholders to direct their vote by telephone or over the Internet. If your shares are held in an account with a brokerage firm or bank that participates in such a program, you may vote those shares telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank, or by accessing the Internet as described on the voting instruction form. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. Eastern Time, on November 29, 2011. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in "street name" by returning a proxy card directly to Nalco or by voting in person at the Nalco special meeting unless you have a "legal proxy" executed in your favor from your bank, broker or other nominee. Further, brokers who hold shares of Nalco common stock on behalf of their customers may not give a proxy to Nalco to vote those shares without specific instructions from their customers.

How Proxies are Counted

        All shares represented by properly executed proxies received in time for the Nalco special meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted "FOR" each of the proposals to be considered at the Nalco special meeting.

Revocation of Proxies

        If you are the record holder of stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the Nalco special meeting. You can do this by:

  •
  timely delivering a new, valid proxy bearing a later date by submitting instructions through the Internet, by telephone or by mail as described on the proxy card;

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  timely delivering a written notice to Nalco's Corporate Secretary before the Nalco special meeting, stating that you have revoked your proxy; or

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  attending the Nalco special meeting and voting in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person. Simply attending the Nalco special meeting without voting will not revoke any proxy that you have previously given or change your vote.

        A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder's previous proxy.

        Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

  Nalco Holding Company
  1601 West Diehl Road
  Naperville, Illinois 60563-1198
  Attention: Corporate Secretary

        Please note that if your shares are held in "street name" through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present "legal proxy" executed in your favor from the record holder (your broker, bank or other nominee).

Tabulation of Votes

        Nalco has appointed one or more representatives of Computershare Trust Company, N.A. to serve as the inspector of election for the Nalco special meeting. The inspector of election will, among other matters, determine the number of shares represented at the Nalco special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the stockholders.

Solicitation of Proxies

        Nalco is soliciting proxies for the Nalco special meeting and, in accordance with the merger agreement, the cost of proxy solicitation will be borne by Nalco. In addition to solicitation by use of mails, proxies may be solicited by Nalco directors, officers and employees, some of whom may be considered a participant in this solicitation, in person or by telephone or other means of communication. These individuals will not be additionally compensated. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation material to beneficial owners of common stock and voting preferred stock held of record, and we may reimburse these individuals for their reasonable out-of-pocket expenses. To help assure the presence in person or by proxy of the largest number of stockholders possible, we have engaged MacKenzie Partners, Inc., which we refer to as MacKenzie Partners, a proxy solicitation firm, to solicit proxies on Nalco's behalf. We have agreed to pay McKenzie Partners a proxy solicitation fee not to exceed $75,000. We will also reimburse MacKenzie Partners for its reasonable out-of pocket costs and expenses incurred in forwarding the proxy materials.

Adjournments

        If a quorum is not present, any officer of Nalco entitled to preside at or to act as secretary of the Nalco special meeting will have the power to adjourn the meeting from time to time until a quorum is present. If a quorum is present, an adjournment of the Nalco special meeting may be made from time to time by approval of the holders of a majority of the shares of Nalco common stock present in person or represented by proxy and entitled to vote at the Nalco special meeting. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger proposal, then Nalco stockholders may be asked to vote on a proposal to adjourn the special meeting so as to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Electronic Access to Proxy Materials

        This joint proxy statement/prospectus is available on Nalco's Internet site at www.nalco.com/proxy.

Assistance

        If you need assistance in completing your proxy card or have questions regarding Nalco's special meeting, please contact MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, email at: proxy@mackenziepartners.com, call collect: (212) 929-5500, or call toll-free: (800) 322-2885.

THE MERGER

Effects of the Merger

        At the effective time of the merger, Nalco will merge with and into Merger Subsidiary, a wholly-owned subsidiary of Ecolab that was formed for the sole purpose of effecting the merger. Merger Subsidiary will survive the merger and continue as a wholly-owned subsidiary of Ecolab.

        In the merger, each share of Nalco common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by Ecolab, Nalco or any of their respective wholly-owned subsidiaries and shares in respect of which appraisal rights have been properly exercised and not withdrawn, will be converted into the right to receive at the election of the stockholder, subject to certain proration and reallocation procedures described below, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive cash in lieu of any fractional shares of Ecolab common stock.

        Under the merger agreement, approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. In order to achieve this 70%/30% stock-cash mix of consideration, the merger agreement provides for adjustments to and reallocation of the stock and cash elections made by Nalco stockholders, as well as the allocation of consideration to be paid with respect to Nalco shares owned by stockholders who fail to make an election.

Background of the Merger

        The board of directors and senior management of Ecolab from time to time review and evaluate potential strategic alternatives relating to Ecolab and its business, including possible acquisitions, divestitures and business combination transactions. Similarly, the board of directors and senior management of Nalco from time to time review and evaluate potential strategic alternatives relating to Nalco and its business, including possible acquisitions, divestitures and business combination transactions.

        From time to time for over ten years, representatives of the senior management of Ecolab and Nalco have held preliminary discussions regarding the possibility of establishing various collaborative business relationships between the two companies, such as the possible formation of joint ventures to pursue certain business opportunities and joint marketing and distribution arrangements. These discussions often focused on the establishment of commercial arrangements, such as joint ventures or joint marketing arrangements, between the companies to permit services and chemicals to be delivered to each company's customers more efficiently, particularly in the food and beverage and institutional markets where the companies serve similar customer bases. Similar to the rationale for the merger, the respective management of Ecolab and Nalco believed the potential benefits of a joint venture between the companies included, among others, the opportunity to provide customers in these markets with a more integrated cleaning and sanitizing and water treatment offering that would promote operational efficiencies for the customer, particularly in the food and beverage market, which is a significant user of water in its cleaning operations. Other opportunities and arrangements included, among other things, the development of joint products, services and technologies to address a number of the issues each company's customers faced regarding the handling of waste and the entrance into cross-licensing agreements with respect to automation technologies in order to enhance the products and services offered by each company. Issues over management control and allocation of profits between the companies in the venture could not be resolved. Accordingly, none of these discussions led to the completion of a collaborative business relationship between the companies, and no business has been conducted between the companies other than the de minimis supply of products and equipment on an arms-length basis.

        In 2003 and 2004, Ecolab was contacted by representatives of Nalco's then owners with respect to its possible interest in acquiring Nalco. In view of Ecolab's strategic plan and priorities at that time, and the fact that Ecolab was in the midst of a CEO transition, Ecolab determined not to pursue discussions regarding a possible acquisition of Nalco in response to these inquiries.

        Recognizing the increasing importance of water quality and re-use to its customers as well as the long-term market dynamics relating to water scarcity and energy costs, beginning in 2007, Ecolab's long-term business strategy has identified developing a leading water, energy and waste, or WEW, business as a priority. Ecolab's WEW business has to-date been developed principally through small acquisitions, organic growth and internal resources.

        On January 28, 2011, Douglas M. Baker, Jr., the chairman, president and chief executive officer of Ecolab, initiated discussions with J. Erik Fyrwald, the chairman, president and chief executive officer of Nalco, while separately attending the World Economic Forum held in Davos, Switzerland, regarding the possibility of benchmarking the businesses of Ecolab and Nalco against each other for purposes of improving each of their respective businesses. This discussion did not involve the possibility of a business combination or similar transaction. Based on this initial discussion, Mr. Baker and Mr. Fyrwald agreed to meet again on the topic of benchmarking, including to discuss an exchange of internal benchmarking information between Ecolab and Nalco.

        Following the meeting with Mr. Baker, Mr. Fyrwald spoke with Rodney Chase, the lead director of Nalco, by telephone and informed him of his discussion with Mr. Baker and their intention to further discuss a possible exchange of appropriate benchmarking information between the companies.

        On February 24, 2011, at a regularly-scheduled meeting of the Ecolab board of directors, Mr. Baker discussed with the board several possible strategic alternatives and combinations as part of Ecolab's overall long-term strategic plan review and annual plan process. These possibilities included consideration of potential transactions with several companies that Ecolab routinely monitors as potential acquisition candidates in various areas of strategic interest. Nalco was one of the companies profiled by management. Mr. Baker also advised the board of his benchmarking discussions with Mr. Fyrwald and indicated his intention to determine if Nalco would be open to a broader discussion of a possible business relationship, including a business combination. In addition to Nalco, certain of the other strategic alternatives were also further reviewed and developed following the meeting, consistent with Ecolab's ongoing business development efforts.

        On March 22, 2011, Mr. Baker met with Mr. Fyrwald at Nalco's headquarters in Naperville, Illinois to discuss further the respective party's interest in exchanging internal benchmarking information and other potential cost saving initiatives between the companies. At the end of the meeting, Mr. Baker indicated to Mr. Fyrwald that Ecolab would also be interested in opening discussions with Nalco regarding the possibility of a business combination between the two companies. Following the meeting Mr. Fyrwald spoke with Mr. Chase by telephone and discussed his meeting with Mr. Baker earlier that day, including the fact that Mr. Baker indicated that Ecolab would be interested in opening discussions with Nalco regarding the possibility of a business combination. Mr. Fyrwald also contacted the other members of the Nalco board to provide a description of his meeting with Mr. Baker, including Ecolab's interest in discussing a potential business combination.

        On March 25, 2011, Mr. Baker and Mr. Fyrwald spoke by phone and agreed to put in place a confidentiality agreement to permit the parties to exchange benchmarking and similar information in order to evaluate possible areas of cooperation between the companies.

        On March 30, 2011, Ecolab and Nalco entered into a mutual confidentiality agreement to permit the parties to exchange benchmarking and similar information.

        Beginning in early April 2011, the companies exchanged certain business and financial information, including non-public internal benchmarking information, such as data related to raw material usage, plant operation, indirect expenses and administrative costs, intended to permit the companies to compare and evaluate certain productivity and other data.

        On April 21, 2011, Ecolab met with representatives of BofA Merrill Lynch to review the market dynamics and relative attractiveness of the global water services market and various strategies for expanding Ecolab's WEW business. The strategies reviewed included the acquisition of a series of smaller, regional water treatment companies, the acquisition of water filtration equipment providers and the acquisition of or merger with a national or global water treatment services provider, including Nalco.

        On May 5, 2011, at a regularly-scheduled meeting of the Ecolab board of directors, Mr. Baker updated the board with respect to the continuing discussions with Nalco and discussed with the board several possible strategic combinations, including combinations involving companies that Ecolab routinely monitors as potential acquisition candidates, including in other areas of strategic interest such as healthcare. Some of these companies had been approached by Ecolab in the past, but no transaction was ultimately completed. During this update, there was a particular focus on a possible combination with Nalco, which the board supported further investigating. The other possible strategic combinations discussed were in various stages of review; however, given the attractive strategic fit of Nalco and the recent high level conversations between the respective senior managements of the companies, Nalco was determined to be the highest priority candidate to pursue.

        In early May, Ecolab began an extensive review of Nalco and the benefits of a combination with Nalco. During the review process, Ecolab engaged Baker & McKenzie LLP, or Baker & McKenzie, to provide legal advice and other advisors to provide expertise in other areas.

        On May 17, 2011, Mr. Baker along with members of Ecolab's senior management met with Mr. Fyrwald and members of Nalco's senior management to conduct a benchmarking exercise and further explore the potential opportunities and benefits of a range of possible collaborations. In addition, Mr. Baker and Mr. Fyrwald discussed the possibility of pursuing a business combination between the two companies. The parties present discussed a number of potential advantages of a business combination between the two companies, including, among others, (i) the expected realization of synergies, including cost synergies, which were expected to accelerate growth in cash flow, positively enhance earnings of the combined company and create value for the combined company's stockholders, (ii) the opportunity to take advantage of the fact that Ecolab's and Nalco's end markets, customer bases, product lines and services were in many instances complementary, allowing for cross-selling of each company's products into the other company's primary markets, (iii) the expectation that the combined company would have greater geographic and market breadth and would create a more globally diversified and strategically well positioned combined company, than either Ecolab or Nalco on a stand-alone basis, (iv) the expectation that the combined company would have a broader customer base and a wider range of products and services, which would enhance each company's service capabilities and increase the breadth of water treatment and hygiene solutions provided to each company's customers, (v) the fact that both Ecolab and Nalco own well known and respected brands and have a strong common culture of customer service, and the expectation that the combination of such brands would enhance the attractiveness of both companies' offerings in various markets, (vi) the anticipated market capitalization, liquidity and capital structure of the combined company in comparison to Nalco on a stand-alone basis and (vii) the opportunity to share technologies across an expanded platform and the ability to cross-license to enhance each company's products and services. Mr. Baker indicated that he would like to meet with Mr. Fyrwald and the appropriate directors of the Nalco board for further discussions regarding a potential business combination. Mr. Baker emphasized that Ecolab would only conduct such discussions on a consensual basis.

        Mr. Baker kept Ecolab's lead independent director, Jerry W. Levin, as well as the other members of the board informed of the discussions with Nalco through his routine calls and communications with them.

        On May 17 and May 18, 2011, Mr. Fyrwald contacted members of the Nalco board to provide a general description of his meeting with Mr. Baker. Mr. Fyrwald also proposed to the Nalco directors that the Nalco board discuss Ecolab's interest in pursuing a potential transaction at a meeting of the Nalco board.

        On May 20, 2011, Ecolab requested BofA Merrill Lynch to act as its financial advisor in connection with the potential transaction with Nalco. Subsequently, on June 14, 2011, Ecolab engaged BofA Merrill Lynch formally to act as its financial advisor in connection with the potential transaction. Ecolab selected BofA Merrill Lynch as its financial advisor for the merger because if its expertise in advising clients in merger and acquisition transactions and, in particular because of its knowledge of the water treatment market. In this regard, Ecolab had worked previously with BofA Merrill Lynch representatives on reviewing the water treatment market and identifying and considering various water treatment providers as potential merger or acquisition candidates. In addition, Ecolab had previously worked with BofA Merrill Lynch in other investment banking areas, including bank financing and capital market transactions and believed that BofA Merrill Lynch had a strong team capable of providing Ecolab valuable advice in the context of the merger discussions, as well as the related financing transactions.

        On May 24, 2011, the Nalco board met telephonically to review and discuss Mr. Fyrwald's discussions with Mr. Baker and discuss a potential transaction with Ecolab. During this meeting, Mr. Fyrwald presented, among other things, general background information on Ecolab. Additionally, Mr. Fyrwald reported to the Nalco board the details of his May 17, 2011 meeting with Mr. Baker, which included the discussion of the potential advantages of a business combination between the two parties and Mr. Baker's desire to meet with Mr. Fyrwald and the appropriate directors of the Nalco board for further discussions. Mr. Fyrwald also summarized the preliminary indications on governance structure from Ecolab, including the possible board representation and leadership of a potentially combined company. After discussion, the Nalco board indicated to Mr. Fyrwald its support to evaluate the strategic fit and benefits of a combination of the companies and its desire to participate in the proposed meeting, and agreed on emphasizing to Mr. Baker the importance of a material premium for Nalco stockholders in the Nalco board's evaluation of a business combination.

        The Nalco board also discussed the retention of a financial advisor and the preparation of valuation analysis of Nalco in various strategic scenarios, including Nalco on a stand-alone basis and Nalco in the event of a business combination. Nalco subsequently retained Goldman Sachs to act as its financial advisor, based on Goldman Sach's qualifications, experience and reputation. Nalco also retained Cravath, Swaine & Moore LLP, or Cravath, to act as its legal advisor.

        On June 1, 2011, at a special meeting of the Ecolab board of directors, Ecolab senior executives presented an extensive review of Nalco and the strategic fit and potential benefits of a business combination with Nalco, and Mr. Baker advised the board regarding the status of preliminary discussions between the respective senior managements of Ecolab and Nalco concerning a possible business combination transaction between the companies. During its presentation of the strategic fit and potential benefits of a potential business combination with Nalco, Ecolab senior management noted that a merger with Nalco, one of the world's leading providers of water and energy services, would allow Ecolab to significantly enhance Ecolab's growth prospects by increasing Ecolab's ability to meet its customers' growing needs in the area of water management, particularly its industrial, hospitality and healthcare customers. Also, it would open up new opportunities in the industrial and energy markets. Further, the companies were similar in culture, business model and technology approach. Finally, there were significant cost synergies that could be realized in procurement, corporate general and administrative functions overlap, and supply chain consolidation. Accordingly, a potential business combination with Nalco represented a potentially attractive opportunity to create stockholder value.

        On June 2, 2011, Mr. Fyrwald and Mr. Baker had a further discussion about a possible business combination between the companies. In the conversation, Mr. Fyrwald emphasized the importance of value to Nalco stockholders, both in terms of Nalco stockholders receiving a premium to Nalco's current stock price as well as the opportunity to participate in the strong business performance, accelerated growth and other opportunities expected of the combined company as a stockholder of the combined company. Mr. Baker also conveyed to Mr. Fyrwald Ecolab's interest in potentially offering Mr. Fyrwald employment with the combined company in the event of a business combination transaction between the companies. Mr. Baker added that Ecolab considered it important that Nalco line management, including Mr. Fyrwald, continue with the combined company.

        On June 6, 2011, Mr. Baker and Mr. Levin met with Mr. Fyrwald and Mr. Chase to discuss the status of the exchange of information between the companies and the possible forms of a business relationship between the companies, including a potential business combination. Mr. Baker and Mr. Levin advocated the potential advantages of a business combination between the two companies, including, among others, the business-model and cultural fit of the two companies, the possibility of realizing meaningful cost synergies from eliminating redundant overhead support infrastructure, the potential for greater supply chain efficiencies and possible sales synergies from providing more comprehensive water influent to water effluent programs within various customer segments. They also indicated that Ecolab was interested in pursuing such a transaction. Following the meeting, Mr. Chase provided the Nalco board with a report on the meeting via e-mail.

        On June 7 and June 8, 2011, Mr. Fyrwald had telephone conversations with each member of the Nalco board, individually, to provide a general description of the June 6 meeting with Ecolab and to discuss the negotiation process going forward.

        On June 9, 2011, in light of the shift in the discussion between the companies to focus on a possible business combination, Ecolab and Nalco entered into a new confidentiality agreement that included customary "stand still" and employee non-solicitation provisions applicable to both parties.

        On June 14, 2011, Mr. Fyrwald and Mr. Chase met for breakfast in Shanghai, China. During the course of that meeting, they discussed the negotiation process regarding the potential business combination with Ecolab and the upcoming Nalco board meeting.

        On June 16, 2011, at a regularly scheduled meeting of the Nalco board, the Nalco board met in Shanghai, China to review and discuss various matters in connection with the possible business combination with Ecolab. Representatives of Nalco's senior management and Nalco's financial and legal advisors also participated in the meeting. A representative of Cravath discussed the fiduciary duties of the Nalco board in connection with the evaluation of a business combination proposal, and the Nalco board engaged in an extensive discussion of its fiduciary duties. Representatives of Goldman Sachs reviewed its preliminary financial analyses of Nalco and a potential business combination with Ecolab. At the meeting, the Nalco board discussed, among other things, the business rationale underlying a potential business combination with Ecolab, including an analysis of the geographic and market concentration of each company, the potential structure for a transaction, including an acquisition and a merger of equals, Goldman Sachs' preliminary financial analyses of Nalco and a potential business combination, including management's analysis of potential synergies, the governance implications of a potential business combination and the expected capital structure of a combined company in comparison to the capital structure of each of Ecolab and Nalco on a stand-alone basis. The Nalco board considered Ecolab's superior credit profile and investment grade debt rating and the expectation that the combined company will have a stronger debt rating and a superior credit profile than Nalco on a stand-alone basis. Additionally, the Nalco board considered that the combined company is expected to have a strengthened balance sheet, a significant reduction in leverage, and greater liquidity and resources for future growth opportunities in comparison to Nalco on a stand-alone basis, including the potential for the combined company to pursue acquisitions and fund other strategic opportunities that might otherwise not be available to Nalco as a result of its lack of balance sheet flexibility and its higher cost of capital. The Nalco board also discussed other potential acquirers that may have an interest in an acquisition of Nalco. Additionally, the Nalco board had discussions regarding the possibility that Mr. Fyrwald and other members of Nalco's management team would be offered employment with the combined company by Ecolab.

        Also on June 16, 2011, at a regularly scheduled meeting of the Ecolab board of directors, the Ecolab board received a report from Mr. Baker regarding recent discussions concerning a possible transaction with Nalco, and other members of Ecolab's senior management provided reports on business, financial and legal aspects of Nalco based on the due diligence review conducted by Ecolab and its advisors through the date of the meeting. During the presentation, Ecolab management reviewed the expected financial impact on Ecolab of a merger with Nalco at different prices for Nalco's shares and assuming achievement of the estimated level of cost synergies. The review included, among other things, an analysis of the expected accretion to Ecolab's earnings per share, Ecolab's post-merger capital structure and future growth expectations. Management also presented its cost synergy estimates. Ecolab management summarized its findings from the business and legal due diligence that it had completed to date, covering such areas as its assessment of the attractiveness of the Nalco energy services business as well as the risks in operating in this industry. Legal due diligence topics included an assessment of Nalco's pending litigation and the regulatory requirements of Nalco's business. The Ecolab board of directors also reviewed the implied value of Nalco on a stand-alone basis estimated using Ecolab management's earnings expectations for Nalco based on the due diligence conducted to date. Representatives of BofA Merrill Lynch provided a preliminary presentation to the Ecolab board of directors regarding the potential financial terms of a possible transaction. BofA Merrill Lynch's presentation was based, in part, on certain financial forecasts relating to Nalco prepared by management of Ecolab. Representatives of Baker & McKenzie provided an overview regarding the fiduciary duties of the Ecolab board of directors in connection with a possible merger involving Nalco and responded to questions from the directors regarding the legal structure of a possible transaction, including the structure of a tax-free merger.

        Following a discussion by the Ecolab board of directors at the June 16 meeting, the board authorized Ecolab's senior management to deliver to Nalco a preliminary non-binding proposal regarding a merger between Ecolab and Nalco. The proposal contemplated that the merger consideration payable to Nalco's stockholders would consist of shares of Ecolab common stock based on an exchange ratio of 0.592 Ecolab shares for each share of Nalco common stock, representing a nominal value of approximately $32.50 per Nalco share based on the then-current trading price of Ecolab's common stock. The proposal also provided for a $1.5 billion share repurchase program by Ecolab to be completed within 12 months following the closing of the merger transaction. The purpose of the share repurchase program was to offset the dilutive impact of an all-stock merger structure (versus an all-cash or cash-and-stock mix of consideration) and allow Ecolab to achieve a more efficient capital structure after giving effect to the merger and the repurchase program, thus benefiting the stockholders of Ecolab, including Nalco stockholders who receive Ecolab shares as merger consideration.

        At its June 16, 2011 meeting, the Ecolab board of directors also designated a special transaction advisory committee, consisting of independent directors Mr. Levin, Jerry A. Grundhofer and Robert L. Lumpkins. Mr. Levin was chosen for the committee based on his role as Ecolab's lead independent director and his experience in mergers and acquisitions. Mr. Grundhofer and Mr. Lumpkins also possess significant merger and acquisition experience and had expressed their desire to participate on the committee. The committee was formed primarily for the purpose of facilitating ongoing communication between Ecolab's directors and senior management during periods between meetings of Ecolab's full board of directors. Accordingly, the Ecolab board of directors did not delegate to the committee authority to directly negotiate or approve a definitive merger agreement relating to a transaction with Nalco.

        On June 17, 2011, the Nalco board received Ecolab's proposal during its meetings in Shanghai, China. The Nalco board, along with its legal and financial advisors, discussed Ecolab's $32.50 per share proposal and the contents of a potential response to Ecolab's proposal. After extensive discussion regarding the appropriate response, the Nalco board directed Mr. Fyrwald to convey to Mr. Baker that although they considered the strategic logic of the combination sound, Ecolab's proposal was not a sufficient starting point for further negotiations, but Nalco would be receptive to further discussions at a materially higher valuation and would be willing to discuss a transaction with a stock-cash mix of merger consideration. The Nalco board determined that it would be willing to discuss a stock-cash mix of merger consideration because it could possibly allow Ecolab to increase its price, which could result in a higher value to Nalco stockholders, would provide Nalco stockholders with the choice to receive cash, shares of Ecolab common stock or a combination of the two based on each stockholder's individual preference and would allow Nalco stockholders who receive stock as a component of the merger consideration to participate in the strong business performance, accelerated growth and other opportunities that could result from the combined company. Following the meeting, Mr. Fyrwald called Mr. Baker to relay the Nalco board's message. The Nalco board also requested Goldman Sachs to prepare an analysis of Ecolab's proposal and also to relay the Nalco board's message to BofA Merrill Lynch, Ecolab's financial advisor. Following the meeting, representatives of Goldman Sachs relayed the Nalco board's message to representatives of BofA Merrill Lynch, as requested by the Nalco board. The Nalco board also discussed the governance implications of a potential business combination. In addition, the Nalco board requested that Mr. Chase and Daniel S. Sanders, a Nalco director, assist in board meeting preparations from time to time going forward.

        After receiving Nalco's response to Ecolab's June 16 proposal, Mr. Baker had several conversations with members of Ecolab's special transaction advisory committee to share Nalco's response and agree on next steps.

        On June 24, 2011, Mr. Baker and Mr. Fyrwald spoke by phone to further discuss Nalco's response to Ecolab's June 16 proposal. During the call, Mr. Baker indicated that Ecolab would need to have more detailed information about Nalco's business to determine whether a higher valuation for Nalco was warranted. Following this discussion, Mr. Fyrwald spoke with each member of the Nalco board by telephone to discuss a potential exchange of selected financial forecast data with Ecolab in order to enable Ecolab to determine whether a materially higher valuation of Nalco was warranted and would allow Ecolab to increase its offer. Each member of the Nalco board authorized Mr. Fyrwald to agree to such exchange.

        On June 26, 2011, Mr. Baker and Mr. Fyrwald also spoke by phone to further discuss Nalco's response to Ecolab's June 16 proposal. Mr. Baker and Mr. Fyrwald agreed to continue discussions regarding a possible transaction. They further agreed that the companies would exchange certain additional information, including selected internal financial forecasts, in order to permit further discussions regarding alternative financial terms and to provide Ecolab with the data necessary to determine whether a materially higher valuation of Nalco could be reached.

        During the week of June 27, 2011, Ecolab and Nalco exchanged selected internal financial forecasts.

        On June 30, 2011, Mr. Baker held a telephonic meeting with the members of the Ecolab special transaction advisory committee to update the committee members on the status of the discussions with Nalco and to review certain information expected to be discussed at a meeting of the full Ecolab board scheduled for the following day.

        On July 1, 2011, the Ecolab board of directors met telephonically to evaluate the status of discussions between the respective senior managements of Ecolab and Nalco. During the meeting, the Ecolab board of directors received a report from Mr. Baker regarding Nalco's response to the June 16 proposal, an overview of the impact of recent market movement in the price of both companies' shares and an overview of the additional financial and other due diligence review conducted by Ecolab and its advisors through the date of the meeting. Mr. Baker noted that since Ecolab's June 16 proposal letter through the date immediately prior to the Ecolab board meeting, Ecolab's stock price had increased 2.7% and Nalco's stock price had increased 6.6%, reducing the premium implied by Ecolab's June 16 proposal from 24.9% to 20.0%. Representatives of BofA Merrill Lynch provided a preliminary presentation to the Ecolab board of directors regarding the potential financial analysis and implications of various offer prices, such as the implied premium on Nalco's stock price, the expected Ecolab earnings per share accretion due to the transaction, the implied earnings multiple (with and without synergies) and the total transaction value. BofA Merrill Lynch also reviewed the impact of various alternative consideration structures. Understanding that Ecolab needed to increase its offer price in order to receive the support of the Nalco board of directors for the merger, Ecolab management along with BofA Merrill Lynch presented to the Ecolab board of directors alternative transaction structures that included cash for a portion of the merger consideration. Given the relatively low cost of debt, the cash portion allowed for a more attractive accretive impact of the merger to Ecolab's earnings per share than an all-stock transaction structure. While at various times in the process, the Ecolab board of directors considered structures that included all stock, all cash, a 50%/50% stock-cash mix and a 70%/30% stock-cash mix, the Ecolab board determined that a 70%/30% consideration mix was most appropriate because this mix would (i) allow Ecolab to increase its offer price from its original offer (which contemplated an all-stock merger) while maintaining attractive earnings per share accretion (more attractive than an all-stock structure), (ii) provide Nalco stockholders with the opportunity to participate in the strong business performance, accelerated growth and other opportunities expected of the combined company as a stockholder of the combined company, (iii) maintain the tax-free nature of the stock portion of the transaction for Nalco stockholders, (iv) allow Ecolab to maintain an investment grade debt rating, which the Ecolab board considered important to permit Ecolab to take advantage of future opportunities, such as additional acquisitions, while minimizing the risks of a highly leveraged capital structure at a time of a relatively uncertain financing environment and (v) provide Ecolab more flexibility to adjust its capital structure through share repurchases as market conditions develop.

        Following a discussion by the Ecolab board of directors, the board authorized Ecolab's senior management to deliver to Nalco a revised non-binding proposal regarding a merger between Ecolab and Nalco. The revised proposal contemplated a merger in which Nalco's stockholders would receive shares of Ecolab common stock in exchange for approximately 70% of the outstanding Nalco shares and would receive cash for the remaining 30% of the outstanding Nalco shares, based on a fixed exchange ratio to be determined by the parties shortly before the execution of a definitive merger agreement. The revised proposal provided for a nominal price of $36.15 per Nalco share. The Ecolab board of directors authorized Mr. Baker to conduct further discussions with Nalco's senior management regarding the financial and other terms of a possible merger, including anticipated modifications to the amount and composition of the merger consideration, subject to approval by the Ecolab board of directors of the final terms of a possible merger.

        On July 1, 2011, Nalco received the revised proposal from Ecolab. On July 3, 2011, Mr. Fyrwald and Mr. Chase met to assist in the preparation for the upcoming July 5, 2011 Nalco board meeting, at the request of the Nalco board. Mr. Fyrwald and Mr. Chase also discussed Ecolab's revised proposal and the current status of discussions regarding a potential business combination.

        From July 1 through July 8, 2011, Mr. Baker and Mr. Fyrwald participated in multiple phone calls regarding the terms of Ecolab's revised proposal and possible alternative terms. In these calls, Mr. Baker explained the various terms of Ecolab's proposal, including the consideration mix, fixed exchange ratio, Ecolab's due diligence requirements in order to enter into a definitive agreement, timing expectations and the methodology and assumptions underlying the financial aspects of Ecolab's proposal. In various calls, Mr. Fyrwald also sought a higher acquisition price for Nalco's shares. During these conversations, Mr. Fyrwald conveyed to Mr. Baker that the most important objective was obtaining the highest value possible for Nalco stockholders. During this period, Mr. Baker spoke by phone on several occasions with members of the Ecolab special transaction advisory committee and other individual Ecolab board members to inform them of the status of discussions with Nalco.

        On July 4, 2011, Mr. Fyrwald, Mr. Chase and Mr. Sanders met to assist in the preparation for the upcoming July 5, 2011 Nalco board meeting, at the request of the Nalco board. They discussed the draft Goldman Sachs presentation materials related to the potential business combination with Ecolab to be presented at the upcoming board meeting.

        On July 5, 2011, the Nalco board met telephonically. Representatives of Nalco's senior management and Nalco's legal and financial advisors also participated in the meeting. Representatives of Goldman Sachs reviewed the revised proposal from Ecolab and Goldman Sachs' preliminary financial analyses of Nalco and the proposed transaction. Representatives of Goldman Sachs also reviewed certain strategic alternatives to the proposed business combination with Ecolab (including proceeding with its existing strategic plan on a stand-alone basis) and other potential strategic partners that might be interested in pursuing a business combination transaction with Nalco. The Nalco board identified a number of risks associated with pursuing its existing strategic plan on a stand-alone basis and the potential valuation of Nalco should it remain a stand-alone entity, including, among others, the fact that Nalco was highly leveraged and, as a result, would potentially face significant costs in raising additional debt capital, and the fact that Nalco's lack of balance sheet flexibility (including its highly leveraged position) would likely restrict its access to the resources necessary to invest in future growth opportunities and limit its ability to pursue acquisitions and fund other strategic opportunities. The Nalco board also considered a wide range of potential strategic acquirers that might have an interest in an acquisition of Nalco, including, among others, certain competitors, water treatment equipment companies, specialty chemical companies, oil field service companies and industrial gas companies. The Nalco board identified a number of risks associated with contacting other potential acquirers, including, among others, the potential for a leak and the possibility that discussions with a third party acquirer would not remain confidential, the risk that a leak could disrupt and damage Nalco's business and adversely affect Nalco's relationships with its customers, suppliers and any other persons with whom Nalco has a business relationship, the risk that a leak could create difficulties in attracting and retaining key employees, the risk that a leak could disrupt the negotiations and jeopardize the possibility of a transaction with Ecolab, and the risk that if Nalco decided not to proceed with a business combination transaction, the market could assume that Nalco was "in play" and actively looking to engage in a sale of the company. In addition the Nalco board discussed and determined that it would require a reasonable break-up fee amount in connection with the proposed business combination transaction with Ecolab that would not preclude a third party acquirer from making a competing proposal for Nalco, in the event a third party was interested in acquiring Nalco. Given the risks identified above and the benefits of the proposed business combination transaction with Ecolab, the Nalco board decided not to contact any of the other potential third party strategic acquirers. After extensive discussion, including input from Nalco's senior management and legal and financial advisors, the Nalco board concluded that Ecolab's proposed price of $36.15 per share was not acceptable and that the Nalco board would request a higher price than the current offer from Ecolab. The Nalco board authorized Mr. Fyrwald to propose a price of $40.92 per share in response to Ecolab's revised proposal.

        Following the Nalco board meeting, Mr. Fyrwald spoke with Mr. Baker to tell him that the proposed price of $36.15 per share was not acceptable and proposed a price of $40.92 per share. Mr. Baker indicated that he would contact Mr. Fyrwald with a response later in the week. Mr. Fyrwald then requested that Goldman Sachs conduct additional financial analyses regarding a potential transaction, including providing additional information regarding the potential capital structures that might be available to Nalco on a stand-alone basis. Mr. Baker consulted by phone with members of Ecolab's special transaction advisory committee to share Nalco's proposal and agree on a response.

        On July 8, 2011, Ecolab submitted a revised proposal to Nalco providing for an increased nominal price of $38.75 per share of Nalco common stock. Also on July 8, 2011, Mr. Baker and Mr. Fyrwald spoke by phone regarding Ecolab's revised proposal and discussed certain alternative transaction terms.

        On July 10, 2011, the Nalco board held a special meeting in Chicago, Illinois to discuss the revised proposal received from Ecolab. Representatives of Nalco's senior management and Nalco's legal and financial advisors also participated in the meeting. Representatives of Goldman Sachs reviewed Ecolab's revised proposal and Goldman Sachs' preliminary financial analyses of Nalco and the proposed transaction. Representatives of Goldman Sachs also reviewed certain strategic alternatives to the proposed business combination with Ecolab (including proceeding with its existing strategic plan on a stand-alone basis) and other potential strategic partners that might be interested in pursuing a business combination transaction with Nalco. Given the risks discussed at the July 5, 2011 meeting of the Nalco board, and reiterated at the July 10 meeting, and the benefits of the proposed business combination transaction with Ecolab, the Nalco board decided not to contact any of the other potential third party strategic acquirers. A representative of Cravath reviewed the Nalco board's fiduciary duties in connection with the proposed transaction. After discussion, the Nalco board authorized Nalco's senior management to further discuss Ecolab's proposal with representatives of Ecolab, and authorized the negotiation of a merger agreement and the commencement of the next step in the due diligence process, an in-depth due diligence review. In addition, the Nalco board authorized Mr. Fyrwald to accept Ecolab's revised proposal, but also directed Mr. Fyrwald to attempt to obtain a higher price and to propose a price of $39.50 per share in response to Ecolab's revised proposal.

        Following the Nalco board meeting, Mr. Fyrwald spoke with Mr. Baker to propose a price of $39.50 per share in response to Ecolab's revised proposal. Mr. Baker indicated that he would contact Mr. Fyrwald with a response. Following this conversation, Mr. Baker consulted by phone with members of Ecolab's special transaction advisory committee to share Nalco's request and agree on a response.

        On July 11, 2011, Mr. Baker indicated to Mr. Fyrwald by e-mail that Ecolab was unwilling to meet the requested $39.50 price, but would increase its proposal to acquire the outstanding shares of Nalco to a nominal price of $38.80 per share, and confirmed that this proposal represented Ecolab's best and final offer.

        Also on July 11, 2011, Mr. Baker and Mr. Fyrwald spoke by phone and agreed in principle to proceed with negotiating a merger, subject to board approval, with a nominal price of $38.80 per Nalco share, in which Nalco's stockholders would receive shares of Ecolab common stock in exchange for approximately 70% of the outstanding Nalco shares and would receive cash for the remaining 30% of the outstanding Nalco shares, based on a fixed exchange ratio. The specific date prior to signing the definitive merger agreement that would be used to calculate the exchange ratio was subject to additional discussion between Ecolab and Nalco. Ecolab and Nalco later discussed using the closing price of Ecolab's common stock on the last trading day before the execution of the definitive merger agreement and using an average of the closing price of Ecolab's common stock over certain periods of time for calculating the exchange ratio.

        On July 12, 2011, the respective senior managements of Ecolab and Nalco met to begin a mutual confirmatory business, financial and legal due diligence review of both companies. The management teams subsequently coordinated numerous follow-on discussions supported by information and document exchanges from July 12 through July 19, 2011. In a separate meeting that same day, Mr. Baker informed Mr. Frywald that Ecolab desired to retain the key senior leaders of Nalco, including Mr. Frywald. Mr. Baker further informed Mr. Frywald that Ecolab considered it important to the success of the combined company that Mr. Frywald remain after the merger was completed. Mr. Baker stated that Ecolab intended to offer him the role of President of Ecolab, reporting to Mr. Baker, with continued responsibility to oversee the Nalco business and other responsibilities, and that his compensation would generally remain consistent with his current compensation arrangements at Nalco.

        On July 13, 2011, Baker & McKenzie delivered to Cravath a preliminary draft of a merger agreement between Ecolab and Nalco.

        On July 14, 2011, representatives of Baker & McKenzie and Cravath conducted a phone conference to discuss certain proposed changes to the draft merger agreement and the status of the respective legal due diligence reviews of Ecolab and Nalco. It was agreed during the phone conference that Cravath would prepare a revised draft of the merger agreement reflecting comments on behalf of Nalco.

        On July 15, 2011, the Nalco board met telephonically to review and discuss the current status of the discussions regarding a potential business combination with Ecolab. Representatives of Nalco's senior management and Nalco's legal advisor also participated in the meeting. Mr. Fyrwald provided the Nalco board with an update on the on-going negotiations with Ecolab. Kathryn Mikells, Nalco's chief financial officer, updated the Nalco board on the status of due diligence, and a representative of Cravath discussed the status of the merger agreement negotiations. The representative of Cravath also discussed the Nalco board's fiduciary duties in connection with evaluating the potential business combination with Ecolab.

        On July 15, 2011, Cravath delivered to Baker & McKenzie a revised draft merger agreement. Among other proposed changes and comments, the revised draft included proposals on behalf of Nalco with respect to (i) provisions relating to a stock-cash election to be made by Nalco stockholders, including the procedures for stockholder elections and the adjustment and reallocation mechanism to achieve a 70%/30% stock-cash mix of merger consideration, (ii) changes to the representations and warranties of Nalco to include additional materiality, material adverse effect and knowledge qualifications, (iii) changes to the representations and warranties of Ecolab so that they were substantially parallel to the representations and warranties of Nalco in the merger agreement, (iii) the inclusion of a provision, substantially parallel to a comparable provision applicable to Nalco, prohibiting Ecolab from soliciting or engaging in discussions or negotiations with third parties with respect to competing acquisition transactions involving Ecolab, (iv) changes to the provisions of the draft merger agreement regarding the ability of the Nalco board of directors to change its recommendation in favor of the merger to Nalco's stockholders, (v) the elimination of or changes to certain pre-closing covenants and closing conditions, including covenants and conditions relating to compliance with competition law notification and approval requirements in connection with the merger, (vi) changes to the termination fee provisions of the merger agreement, including the addition of a termination fee payable by Ecolab under circumstances similar to those applicable to Nalco, and (vii) proposed termination fee amounts equal to 1.5% of Nalco's equity value implied by the merger consideration and Ecolab's market capitalization, respectively. The revised merger agreement contemplated a fixed exchange ratio to be agreed by the parties prior to entering into a definitive merger agreement, but did not include a specific proposed exchange ratio.

        On July 16, 2011, following a review of the July 15 draft with Ecolab's senior management, Baker & McKenzie delivered to Cravath a revised draft of the merger agreement that included, among other proposed changes and comments, proposals on behalf of Ecolab with respect to (i) changes relating to the mechanism for the conversion of Nalco stock options and other equity awards in the merger, (ii) changes to certain pre-closing covenants and closing conditions, including pre-closing operating covenants and covenants and conditions relating to compliance with competition law notification and approval requirements in connection with the merger, (iii) changes to certain provisions in the merger agreement relating to employee and employee benefit transition matters, (iv) the inclusion of a provision relating to the coordination of dividends by Ecolab and Nalco during the period prior to the completion of the merger and (v) changes to certain termination and termination fee provisions in the merger agreement, including the proposed addition of a provision permitting Ecolab to terminate the agreement under certain circumstances following its receipt of an unsolicited superior acquisition proposal. The revised draft of the merger agreement did not propose specific termination fee amounts or a specific exchange ratio.

        On July 17, 2011, the respective senior managements of Ecolab and Nalco, as well as representatives of their respective financial advisors, BofA Merrill Lynch and Goldman Sachs, met in Minneapolis, Minnesota to conduct joint management presentations and business diligence sessions.

        On July 17 and July 18, 2011, representatives of Baker & McKenzie and Cravath, together with members of the respective senior managements of Ecolab and Nalco, conducted numerous phone conferences to finalize the merger agreement and exchanged multiple drafts of the merger agreement. During this period, the parties reached agreement on all of the material terms of the merger agreement, including $135 million and $275 million termination fees payable by Nalco and Ecolab, respectively, under certain circumstances under the merger agreement. The Nalco board determined that the agreed-upon termination fee would not preclude a third party acquirer from making a competing proposal for Nalco, in the event a third party acquirer was interested in acquiring Nalco. The parties also agreed that the fixed exchange ratio would be calculated using the closing price of Ecolab's common stock on the last trading day before the execution of the definitive merger agreement.

        On July 18, 2011, the Nalco board met telephonically to review and discuss various matters in connection with the possible business combination with Ecolab. Representatives of Nalco's senior management and Nalco's legal and financial advisors also participated in the meeting. Nalco's senior management updated the Nalco board on the due diligence process and a representative of Cravath updated the Nalco board on the status of the merger agreement negotiations.

        On July 19, 2011, the Nalco Compensation Committee of the Nalco board met to review and discuss the status of various compensation matters in connection with the potential business combination with Ecolab, including, among other things, Ecolab's benefits plans and the severance and change of control implications of a possible business combination described in the sections titled "—Interests of Nalco Directors and Executive Officers in the Merger" and "The Merger Agreement—Treatment of Nalco Equity Compensation Awards" beginning on pages 113 and 133, respectively.

        On July 19, 2011, the Nalco board met telephonically to review and discuss various matters in connection with the possible business combination with Ecolab. Prior to the meeting, the Nalco board had been provided with a set of meeting materials, including a summary of the proposed merger agreement, a copy of the current draft of the merger agreement, financial analyses prepared by Goldman Sachs and a set of draft board resolutions. Representatives of Nalco's senior management and Nalco's legal and financial advisors also participated in the meeting. At the meeting representatives of Goldman Sachs reviewed with the Nalco board Goldman Sachs' financial analyses of Nalco and the proposed transaction as further described below under "—Opinion of Nalco's Financial Advisor" beginning on page 103. In connection with the deliberation by the Nalco board, Goldman Sachs rendered to the Nalco board Goldman Sachs' oral opinion, confirmed by delivery of a written opinion dated July 19, 2011, that, as of such date and subject to the limitations and assumptions set forth therein, the stock consideration and cash consideration to be paid to the holders of Nalco common stock, taken in the aggregate, was fair, from a financial point of view to such holders, as more fully described below under "—Opinion of Nalco's Financial Advisor" beginning on page 103. Goldman Sachs received a fee upon announcement of the transaction and will also become entitled to receive a fee upon closing of the merger as described below under "—Opinion of Nalco's Financial Advisor" beginning on page 103. The Nalco board of directors considered the timing and structure of the fees payable to Goldman Sachs, as well as the magnitude of the fees in relation to Goldman Sachs' overall business and Goldman Sachs' reputation in the financial community, when considering the analysis, advice and opinion of Goldman Sachs. Members of Nalco's senior management reviewed with the Nalco board the strategic rationale and potential benefits and risks of the proposed transaction and updated the board on its diligence review. At the meeting, a representative from Cravath again reviewed the fiduciary duties of the directors, in the context of considering a company's strategic alternatives, including the proposed merger with Ecolab. The representative of Cravath also described and reviewed the principal terms of the proposed merger agreement. After discussion, the members of the Nalco board then unanimously approved the merger agreement in accordance with Delaware law, declared it advisable, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Nalco and its stockholders and unanimously recommended that Nalco's stockholders adopt the merger agreement. The Nalco board authorized the appropriate officers of Nalco to execute and deliver the merger agreement and related documentation.

        The Ecolab board of directors met telephonically on the evening of July 19, 2011. Prior to the meeting, Ecolab's directors had been provided with a set of meeting materials, including a copy of a proposed definitive merger agreement, a detailed summary of the terms and conditions of the proposed merger agreement, a financial analysis of the consideration proposed to be paid in the merger prepared by BofA Merrill Lynch and a set of draft board resolutions. Members of Ecolab's senior management, together with representatives of BofA Merrill Lynch and Baker & McKenzie, were present at the meeting. Mr. Baker provided an overview of further developments relating to a possible merger with Nalco and informed the Ecolab board that due diligence had been completed and negotiations regarding a definitive merger agreement had been finalized. Mr. Baker also noted that the Nalco board of directors had concluded their meeting and had unanimously approved the merger agreement. James J. Seifert, Ecolab's general counsel and secretary, provided the board with a summary of the legal and regulatory due diligence conducted with respect to Nalco, summarizing an assessment of various risk areas, including litigation/general liability, employment law, regulatory, environmental, compliance, commercial contracts and intellectual property, and also presented an overview of the material terms and conditions of the proposed merger agreement. Also at the meeting, BofA Merrill Lynch reviewed with Ecolab's board of directors its financial analysis of the merger consideration to be paid in the merger and delivered to Ecolab's board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 19, 2011, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the merger by Ecolab was fair, from a financial point of view, to Ecolab. BofA Merrill Lynch's opinion is more fully described in the section titled "—Opinion of Ecolab's Financial Advisor" beginning on page 92. Following a discussion of the foregoing matters by the directors, the Ecolab board of directors unanimously approved the merger agreement, declared it advisable, approved the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, are in the best interests of Ecolab and its stockholders, and unanimously recommended that Ecolab's stockholders approve the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger. The Ecolab board authorized the appropriate Ecolab officers to execute and deliver the merger agreement on behalf of Ecolab.

        The merger agreement was executed shortly after the conclusion of the July 19, 2011 meeting of the Ecolab board of directors. Ecolab and Nalco announced the transaction through separate press releases issued prior to the open of the U.S. financial markets on July 20, 2011.

Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors

        In reaching its decision to approve the merger agreement and recommend approval of the issuance of shares of Ecolab common stock to Nalco's stockholders pursuant to the merger, the Ecolab board of directors consulted with Ecolab's senior management, as well as with Ecolab's financial and legal advisors, and also considered a number of factors that the Ecolab board of directors viewed as supporting its decision.

        The principal factors that the Ecolab board of directors viewed as supporting its decision are:

  •
  the expectation that the merger will create a market leading company that will be well positioned to capitalize on anticipated global market trends, including growth in food demand and food safety challenges, energy demands, water scarcity, an aging population's need for healthcare and shifting economic trends, ultimately making Ecolab a faster growth company;

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  the expectation that the combined company will have an unique opportunity to provide customers in the food and beverage and institutional markets with a more integrated cleaning and sanitizing and water treatment offering that would promote operational efficiencies for the customer, particularly in the food and beverage market, which is a significant user of water in its cleaning operations;

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  the expectation that the merger will open a large new market for Ecolab—the global water services and energy services market that Nalco serves is estimated to exceed $40 billion—that is growing faster than global gross domestic product and the expectation that water scarcity will continue to grow and that the combined company will be in a position to take advantage of an approximately $100 billion market opportunity;

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  the expectation that the combined company will benefit from innovation and process synergies, increased scale and opportunities in emerging geographic markets, and strong combined financial resources;

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  the expectation that the merger will address Ecolab's objective in its long-term strategic plan to grow and expand its water, energy and waste business;

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  the expectation that the merger will result in attractive cost synergy opportunities, expected to reach an annual run-rate of approximately $150 million by the end of the second year following the completion of the merger, and attractive revenue synergies expected to reach $500 million in new sales within five years following completion of the merger;

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  the expectation that the projected value of the revenue and cost synergies, based on the estimated discounted future cash flows of the net synergies and cost savings, would exceed the premium paid to Nalco's stockholders in the merger, determined based on the closing trading price of shares of Nalco common stock as of July 18, 2011, the last trading day prior to the Ecolab board meeting at which the merger was approved;

  •
  the expectation that the return implied by Ecolab's view of the forecasted discounted cash flows of the Nalco business, together with the cash flows from anticipated synergies resulting from the merger, relative to the total transaction value, exceeds Ecolab's cost of capital;

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  similarities in the business models, technologies and culture of Ecolab and Nalco, including a shared service/technology business model, compatible technologies and a strong common culture of customer service, creating a high degree of confidence in achieving the anticipated synergy opportunities;

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  the expectation that the merger will be accretive to Ecolab's earnings per share beginning in 2012;

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  the expectation that the combined company will have a strong financial position, including having an investment grade debt rating; and

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  the expectation that the foregoing benefits would result in enhanced stockholder value for Ecolab stockholders.

        In addition to considering the factors described above, the Ecolab board of directors also considered the following factors:

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  its knowledge of Ecolab's business, operations, financial condition, earnings and prospects and of Nalco's business, operations, financial condition, earnings and prospects, taking into account the results of Ecolab's due diligence review of Nalco;

  •
  the anticipated customer and stakeholder reaction to the transaction;

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  the anticipated capital structure of the combined company;

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  the expectation, based on projections prepared by Ecolab management and financial analysis completed by management and BofA Merrill Lynch, that the combined company will have significant and predictable future cash flow (due to the strong positive cash flow features of both Ecolab's and Nalco's businesses) to allow it to service the approximately $5.9 billion of debt that the combined company will have following funding of the cash portion of the merger consideration and re-financing existing Nalco debt after completing the merger, and that the combined company will have additional financial flexibility to invest in its business (including through acquisitions), pay dividends in line with its historical practice and repurchase shares, including to off-set share dilution resulting from issuing shares in the merger, while likely maintaining an investment grade debt rating;

  •
  the projected financial results of Ecolab through 2015 as a standalone company and the fit of the transaction with Ecolab's previously established strategic goals;

  •
  the fact that the merger agreement provides for an approximate 70%/30% stock-cash mix of merger consideration , as described in the section titled "The Merger Agreement—Merger Consideration" beginning on page 130, which the Ecolab board of directors believed was consistent with the strategic purpose of the merger because this mix would (i) provide Ecolab with attractive earnings per share accretion (more attractive than an all-stock structure), (ii) provide Nalco stockholders with the opportunity to participate in the strong business performance, accelerated growth and other opportunities expected of the combined company as a stockholder of the combined company, (iii) maintain the tax-free nature of the stock portion of the transaction for Nalco stockholders, (iv) allow Ecolab to maintain an investment grade debt rating, which the Ecolab board of directors considered important to permit Ecolab to take advantage of future opportunities, such as additional acquisitions, while minimizing the risks of a highly leveraged capital structure at a time of a relatively uncertain financing environment and (v) provide Ecolab with more flexibility to adjust its capital structure through share repurchases as market conditions develop;

  •
  the fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by Nalco stockholders in the merger as a result of possible increases or decreases in the trading price of Ecolab's common stock following the announcement of the merger;

  •
  the fact that the merger agreement provides that three current Nalco directors will be added to the Ecolab board of directors at the effective time of the merger;

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  the opinion of BofA Merrill Lynch, dated July 19, 2011, to the Ecolab board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid in the merger by Ecolab, as more fully described in the section titled "Opinion of Ecolab's Financial Advisor" beginning on page 92;

  •
  the results of the due diligence review of Nalco and its business conducted by Ecolab and its advisors; and

  •
  the terms and conditions of the merger agreement and the likelihood of completing the merger on the anticipated schedule.

        The Ecolab board of directors weighed the foregoing against a number of potentially negative factors, including:

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  the restrictions on the conduct of Ecolab's business during the period between execution of the merger agreement and the consummation of the merger;

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  the potential effect of the merger on Ecolab's overall business, including its relationships with customers, employees, suppliers and regulators;

  •
  the fact that forecasts of the future financial results of the combined company and of the synergies expected to result from the merger are necessarily estimates, are based on assumptions that may not prove to be correct and are subject to inherent risks and uncertainties, particularly in future years following the initial years covered in the forecasts;

  •
  the fact that Nalco has a significant amount of outstanding indebtedness that will be required to be repaid or refinanced in connection with the merger, and that the combined company is expected to initially have a greater level of indebtedness than Ecolab's current debt level, with commensurately higher interest and other financing costs;

  •
  the potential risks associated with certain of Nalco's business operations, including potential risks relating to pending litigation with respect to the use of Nalco dispersants in the clean-up of the Deep Water Horizon oil spill, Nalco's operations in the Middle East, Asia and Latin America, Nalco's joint venture operations with other companies, and certain Nalco product offerings, such as products sold by Nalco's energy services business intended for use in the extraction of oil and natural gas through hydraulic fracturing;

  •
  the fact that Nalco operates in certain business segments, such as energy services, in which Ecolab does not currently operate;

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  the challenges inherent in combining the businesses, operations and workforces of two major companies, including the potential for unforeseen difficulties in integrating operations and systems, the possible distraction of management attention for an extended period of time and difficulties in assimilating employees;

  •
  the risk of not capturing all the anticipated operational synergies and cost savings between Ecolab and Nalco and the risk that other anticipated benefits may not be realized;

  •
  the substantial costs to be incurred in connection with the merger, including the substantial estimated costs to integrate the businesses of Ecolab and Nalco;

  •
  the risk that governmental entities may oppose or refuse to approve the merger or may impose conditions prior to approving the merger that may adversely impact the ability of the combined company to realize synergies that are projected to occur in connection with the merger;

  •
  the risk that the combined company may lose key personnel following the merger;

  •
  the risk that the terms of the merger agreement, including provisions relating to Ecolab's payment of a termination fee or reimbursement of transaction expenses under specified circumstances, could have the effect of discouraging other parties that would otherwise be interested in a business combination with Ecolab from proposing such a transaction; and

  •
  other risks of the type and nature described in the section titled "Risk Factors" beginning on page 42, and the matters described in the section titled "Special Note Regarding Forward-Looking Statements" beginning on page 40.

        This discussion of the information and factors considered by Ecolab's board of directors in reaching its conclusions and recommendation includes the material factors considered by the Ecolab board of directors, but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Ecolab's board of directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to recommend that Ecolab stockholders vote "FOR" the share issuance proposal. In addition, individual members of the Ecolab board of directors may have assigned different weights to different factors. The Ecolab board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Ecolab's senior management and outside financial and legal advisors.

        The Ecolab board of directors unanimously approved the merger agreement, declared it advisable, approved the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ecolab common stock to Nalco stockholders pursuant to the merger, are in the best interests of Ecolab and its stockholders. The Ecolab board of directors accordingly unanimously recommends that Ecolab's stockholders vote "FOR" the share issuance proposal.

Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors

        The Nalco board of directors has unanimously approved the merger agreement, declared it advisable and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Nalco and its stockholders. Accordingly, the Nalco Board unanimously recommends that Nalco stockholders vote "FOR" the merger proposal.

Considerations and Factors Weighing in Favor of the Merger

        In reaching its decision to approve the merger agreement, the Nalco board of directors consulted with management, as well as Nalco's legal and financial advisors, and considered a variety of factors weighing positively in favor of the merger, including, without limitation, the following:

  •
  the expected business (including greater geographic diversification and a broader customer base and array of products and services), results of operations, financial condition (including the expectation of a stronger debt rating), earnings and return to stockholders of the combined company, which compared favorably to Nalco's business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective stand-alone basis;

  •
  Ecolab's business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis, including, but not limited to, the increased potential for growth, development and profitability of a combined company (taking into account the results of Nalco's due diligence review of Ecolab) which compared favorably to Nalco on a stand-alone basis;

  •
  the financial market conditions and historical market prices, volatility and trading information with respect to the common stock of each of Nalco and Ecolab, including the historically higher market multiple on the common stock of Ecolab;

  •
  the strategic and transformative nature of the transaction, which will combine Nalco's and Ecolab's respective businesses to create a more globally diversified and strategically well-positioned combined company, with a broader customer base and array of products and services than that offered by Nalco alone;

  •
  the anticipated positive customer and stakeholder reactions to the transaction;

  •
  the fact that both Nalco and Ecolab own well known and respected brands and have a strong common culture of customer service, and the expectation that the combination of such brands would enhance the attractiveness of both companies offerings in various markets;

  •
  the fact that Nalco's and Ecolab's end markets, product lines and services are in many instances complementary, creating opportunities to share technologies across an expanded platform;

  •
  the expectation that the combined company will have a strengthened balance sheet and greater liquidity and resources to invest in future growth opportunities in comparison to Nalco on a stand-alone basis, including the potential for the combined company to pursue acquisitions and fund other strategic opportunities that might otherwise not be available to Nalco as a result of its lack of balance sheet flexibility;

  •
  Ecolab's superior credit profile, including the fact that Ecolab is a highly rated investment grade company, and the expectation that the combined company will have a stronger debt rating than Nalco on a stand-alone basis;

  •
  the opportunity to combine two strong leadership teams and boards of directors, as described under "—Board of Directors and Management Following the Merger," with the result that the board of directors of the combined company will consist of the eleven existing Ecolab directors and three directors from Nalco;

  •
  the value to be received by Nalco stockholders in the merger, including the fact that the merger consideration represented a premium of 34.4% to the closing price for shares of Nalco common stock on July 19, 2011, the date of execution of the merger agreement, a premium of 40.8% to the volume-weighted average price for shares of Nalco common stock over the 30-day period ended July 19, 2011 and a premium of 20% over Nalco's 52-week high closing price of $32.32 reached on December 20, 2010;

  •
  the financial analysis of Goldman Sachs, Nalco's financial advisor in connection with the merger, and the opinion of Goldman Sachs to the Nalco board of directors, dated as of July 19, 2011, which stated that as of such date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration to be paid to the holders of Nalco common stock pursuant to the merger agreement, taken in the aggregate and subject to certain procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion, was fair from a financial point of view to such holders, as more fully described in the section titled "—Opinion of Nalco's Financial Advisor" beginning on page 103;

  •
  the ability of Nalco stockholders to receive either cash, shares of Ecolab common stock or a combination of cash and shares of Ecolab common stock in the proposed merger (subject to any proration or reallocation necessary to achieve as closely as practicable the 70%/30% stock-cash mix of merger consideration, as described in the section titled "The Merger Agreement—Merger Consideration" beginning on page 130) which affords Nalco stockholders both the opportunity to participate in the strong business performance, accelerated growth and other opportunities expected of the combined company through the stock component and to receive cash for the value of their shares through the cash component;

  •
  because the merger agreement provides for a fixed exchange ratio (and thus a fixed number of shares of Ecolab common stock in the stock portion of the merger consideration), the opportunity for Nalco stockholders to benefit from any increase in the trading price of Ecolab common stock between the announcement of the merger and the completion of the merger;

  •
  Ecolab's implied valuation creates a "floor" for any bids by other potential acquirers of Nalco going forward;

  •
  the value to Nalco stockholders of the substantially higher dividend rate currently paid by Ecolab on its shares of common stock;

  •
  the significant reduction of leverage in the combined company in comparison to Nalco on a stand-alone basis;

  •
  the expected realization of synergies, including cost synergies, which are expected to accelerate growth in cash flow, positively enhance earnings of the combined company and create value for the combined company's stockholders;

  •
  the expected qualification of the merger as a tax-free "reorganization" pursuant to Section 368(a) of the Code, which generally would allow Nalco stockholders to defer the recognition of any gain from the receipt of the stock portion of the merger consideration, as described in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 151;

  •
  the anticipated market capitalization, liquidity and capital structure of the combined company, including the significant reduction of leverage, the expectation of a strengthened balance sheet, a stronger debt rating and greater liquidity and resources to invest in future growth opportunities in comparison to Nalco on a stand-alone basis;

  •
  the opportunity for Nalco stockholders who elect to receive (or otherwise receive) shares of Ecolab common stock in the merger to participate in the strong business performance, accelerated growth and other opportunities expected of the combined company;

  •
  the terms and conditions of the merger agreement, including, but not limited to, the representations, warranties and covenants of the parties, the conditions to closing and the form and structure of the merger consideration, are reasonable;

  •
  the terms of the merger agreement provide that, under certain circumstances, Nalco or the Nalco board of directors, as the case may be, is permitted to entertain competing transaction proposals, withdraw its approval or recommendation with respect to the merger agreement or terminate the merger agreement, subject, in each case, to compliance with certain procedural requirements, which may include the payment of a break-up fee;

  •
  the break-up fee described above is approximately equal to 2.5% of the equity value of Nalco (based on the assumed merger consideration of $38.80 per share), which break-up fee the Nalco board of directors did not believe would preclude any other party from making a competing proposal for Nalco;

  •
  Ecolab's commitments in the merger agreement to use its reasonable best efforts to consummate the proposed merger (subject to the terms and conditions of the merger agreement); and

  •
  the ability of the parties to consummate the merger, including the fact that Ecolab's obligation to complete the merger is not conditioned upon receipt of financing.

Considerations and Factors Weighing Against the Merger

        The Nalco board of directors also identified and considered the potential adverse impact of other factors weighing negatively against the merger, including, but not limited to, the following:

  •
  the possibility that the consummation of the merger may be delayed or not occur at all, and the adverse impact such event would have on Nalco and its business;

  •
  the restrictions on the conduct of Nalco's business during the period between execution of the merger agreement and the consummation of the merger, which may delay or prevent Nalco from undertaking business opportunities that may arise during the term of the merger agreement;

  •
  because the stock portion of the merger consideration is a fixed number of shares of Ecolab common stock, Nalco stockholders could be adversely affected by a decrease in the trading price of Ecolab common stock following the announcement of the merger, and the merger agreement does not provide Nalco with a price-based termination right or other similar protection for Nalco or its stockholders, such as a "collar" with respect to Ecolab's stock price;

  •
  the possibility that the proration and reallocation provisions of the merger agreement might result in Nalco stockholders receiving a combination of merger consideration different from that which they elected;

  •
  the risk of incurring substantial expenses related to the merger;

  •
  the challenges inherent in the combination of two businesses of the size and complexity of Nalco and Ecolab, including unforeseen difficulties in integrating operations and systems and difficulties in integrating employees;

  •
  the fact that forecasts of future results of operations and cost and growth synergies are necessarily estimates based on assumptions, and that for these and other reasons there is a risk of not capturing all the anticipated synergies and cost savings between Nalco and Ecolab and the risk that other anticipated benefits may not be realized;

  •
  the possible disruption to Nalco's business that may result from announcement of the merger and the resulting distraction of management's attention from the day-to-day operations of the business;

  •
  that some of Nalco's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Nalco stockholders generally, including the treatment of Nalco stock options and restricted stock units held by such directors and executive officers in the merger and Ecolab's agreement to indemnify Nalco directors and officers against certain claims and liabilities;

  •
  the risk that the pendency of the merger could adversely affect Nalco's relationships with its customers, suppliers and any other persons with whom Nalco has a business relationship, or pose difficulties in attracting and retaining key employees; and

  •
  the other potential risks described in the section titled "Risk Factors" beginning on page 42 of this joint proxy statement/prospectus.

Additional Considerations and Factors

        In addition to considering the factors described above, the Nalco board of directors also identified and considered a variety of factors relevant to the merger, including, but not limited to, the following:

  •
  the projected financial results of Nalco through 2016 (and free cash flow, through 2015) as a stand-alone company and the ability of Nalco to achieve strategic goals previously established by the Nalco board of directors;

  •
  other strategic alternatives that may be available to Nalco, including continuing to operate as an independent company, the possibility of growing its business through acquisitions and internal growth and whether there were other potential parties that might have an interest in and be financially capable of engaging in an alternative strategic transaction with Nalco, and the valuation, regulatory and financing issues that might arise in connection with pursuing an alternative strategic transaction;

  •
  the terms of the merger agreement were determined through negotiations between Nalco, with the advice of its advisors, and Ecolab, with the advice of its outside advisors; and

  •
  the regulatory and other government approvals required in connection with the merger, and the likelihood that such approvals will be obtained without unacceptable conditions.

        The above discussion of the information and factors considered by the Nalco board of directors includes the principal information and factors, both positive and negative, considered by the Nalco board of directors, but is not intended to be exhaustive and may not include all of the information and factors considered by the Nalco board of directors. The above factors are not presented in any order of priority. In view of the variety of factors considered in connection with its evaluation, the Nalco board of directors did not quantify or assign relative or specific weights to the factors considered in reaching its conclusion that the merger agreement is advisable and in the best interests of Nalco and its stockholders. Rather, the Nalco board of directors views its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Nalco board of directors may have given different weights to different factors. It should be noted that this explanation of the reasoning of the Nalco board of directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the section titled "Special Note Regarding Forward-Looking Statements" beginning on page 40 of this joint proxy statement/prospectus.

Certain Financial Forecasts of Ecolab and Nalco

        Ecolab and Nalco do not as a matter of course publicly disclose detailed financial forecasts or projections, and Ecolab and Nalco are especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of Ecolab's and Nalco's mutual due diligence review in connection with the merger, Ecolab and Nalco provided to each other, as well to their respective financial advisors in connection with their respective evaluations of the fairness of the merger consideration, certain non-public, internal financial forecasts that the managements of Ecolab and Nalco prepared regarding their respective company's future operations. Certain of the financial forecasts were also considered by the respective boards of directors of Ecolab and Nalco for purposes of evaluating the merger. The financial forecasts relating to Nalco provided to Ecolab included information for the years 2011 through 2016. The financial forecasts relating to Ecolab provided to Nalco included information for the years 2011 through 2015. Ecolab and Nalco have provided below certain information included in these financial forecasts to give stockholders and investors access to certain non-public information that was furnished to third parties.

        The financial forecasts of Nalco have been prepared by, and are the responsibility of, the management of Nalco. The financial forecasts of Ecolab and Ecolab's financial forecasts of Nalco have been prepared by, and are the responsibility of, the management of Ecolab. The financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or with GAAP. These financial forecasts include certain non-GAAP financial measures. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. Certain of this supplemental information may not have been included in the financial forecasts. For further discussion regarding the use of non-GAAP financial measures, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010, which have been filed with the SEC and are incorporated by reference in this joint proxy statement/prospectus. In addition, the financial forecasts are unaudited and neither Ecolab's or Nalco's independent registered public accounting firm, nor any other independent auditor, has compiled, examined or performed any procedures with respect to the financial forecasts, nor have they expressed any opinion or given any form of assurance on the financial forecasts or their achievability. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to Ecolab's and Nalco's historical financial statements. The reports do not extend to the financial forecasts and should not be read to do so.

Information from the financial forecasts is not being included in this joint proxy statement/prospectus to influence your decision about whether to vote for the merger proposal or the share issuance proposal, but because these financial forecasts were provided by Nalco and Ecolab to each other, as well as to their respective financial advisors.

        Furthermore, the financial forecasts:

  •
  were based upon numerous variables and assumptions (including but not limited to those related to industry performance and competition and general business, economic, market and financial conditions) that are inherently uncertain, may be beyond the control of Ecolab and Nalco and may not prove to be accurate;

  •
  do not necessarily reflect current estimates or assumptions that the respective managements of Ecolab or Nalco may have about prospects for Ecolab's and Nalco's businesses (including each company's ability to achieve strategic goals, objectives and targets over applicable periods), changes in general business or economic conditions, industry performance, the regulatory environment and other factors described under the section titled "Special Note Regarding Forward-Looking Statements" beginning on page 40; and

  •
  reflect assumptions as to certain business decisions that are subject to change.

        As a result, actual results may differ materially from those contained in the financial forecasts. Accordingly, there can be no assurance that the financial forecasts will be realized.

        The inclusion of the financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of Ecolab, Nalco or their respective affiliates, advisors, representatives or any other recipient of this information considered, or now considers, the financial forecasts to be predictive of actual future results, and the financial forecasts should not be relied upon as such. None of Nalco, Ecolab or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the date the financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial forecasts are shown to be in error. Ecolab and Nalco do not intend to make publicly available any update or other revision to the financial forecasts. Further, the inclusion of the financial forecasts in this joint proxy statement/prospectus does not constitute an admission or representation by Ecolab or Nalco that this information is material. None of Ecolab, Nalco or their respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding Ecolab's or Nalco's ultimate performance compared to the information contained in the financial forecasts or that forecasted results will be achieved. Ecolab has made no representation to Nalco, and Nalco has made no representation to Ecolab, in the merger agreement or otherwise, concerning these financial forecasts. The financial forecasts were, in general, prepared solely for use by Ecolab's and Nalco's respective boards and financial advisors and are subjective in many respects and thus subject to interpretation.

        The financial forecasts are forward-looking statements. For additional information on factors which may cause Ecolab's and Nalco's future financial results to materially vary from the financial forecasts, see the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors," beginning on pages 40 and 42, respectively.

Certain Financial Forecasts of Ecolab

        In the course of Ecolab's and Nalco's mutual due diligence, Ecolab provided to BofA Merrill Lynch and Nalco certain non-public, internal financial forecasts for Ecolab's business for the years 2011 through 2015, which we refer to as the Ecolab forecasts. The Ecolab forecasts were prepared in connection with Ecolab's annual strategic and long-term planning process and annual budgeting process and did not include any consideration, impact or benefit from the pending merger with Nalco. The Ecolab forecasts were considered by the Ecolab board of directors for purposes of evaluating the merger and by BofA Merrill Lynch in connection with the delivery of its opinion described in the section titled "—Opinion of Ecolab's Financial Advisor" beginning on page 92. Upon receipt of the Ecolab forecasts from Ecolab, Nalco provided the Ecolab forecasts to Goldman Sachs in connection with the delivery of its opinion described in the section titled "—Opinion of Nalco's Financial Advisor" beginning on page 103 and to the Nalco board of directors in connection with its evaluation of the merger.

        The following table presents certain information included in the Ecolab forecasts:

	2011	2012	2013	2014	2015
	($ in millions, except per share amounts)
Net sales	$6,691	$7,182	$7,767	$8,383	$9,036
Earnings before income tax and non-controlling interest	821	948	1,095	1,220	1,361
Interest expense, net	(48)	(50)	(66)	(70)	(71)
Income tax	(268)	(302)	(318)	(342)	(381)
Net income	551	645	776	877	979
Adjusted net income(1)	602	684	776	877	979
Adjusted EBITDA(2)	1,279	1,456	1,628	1,811	2,003
Earnings per share	$2.34	$2.77	$3.40	$3.93	$4.47
Adjusted earnings per share(3)	2.56	2.94	3.40	3.93	4.47
Free cash flow(4)	$457	$602	$733	$935	$1,049
Change in net working capital(5)	68	62	100	105	111

(1)
Adjusted net income is defined as net income, excluding special gains and charges and discrete tax items. It is a non-GAAP financial measure and should not be considered as an alternative to net income or other performance measures derived in accordance with GAAP as a measure of operating performance. Forecasted special charges that were added back to net income to calculate adjusted net income were $51 million in 2011 and $39 million in 2012. These forecasted special charges are almost entirely related to the restructuring of our European operations that was announced in February 2011. For all other periods, adjusted net income is the same as net income.

(2)
Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, excluding special gains and charges. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Adjusted EBITDA is calculated as follows:

	2011	2012	2013	2014	2015
	($ in millions)
Operating income	$869	$998	$1,161	$1,290	$1,432
Special charges related primarily to European restructuring	52	46	—	—	—
Depreciation and amortization	358	412	467	521	571

Adjusted EBITDA	$1,279	$1,456	$1,628	$1,811	$2,003
(3)
Adjusted earnings per share is defined as diluted earnings attributable to Ecolab per common share, excluding special gains and charges and discrete tax items. It is a non-GAAP financial measure and should not be considered as an alternative to earnings per share or other performance measures derived in accordance with GAAP as a measure of operating performance. Forecasted special charges per share that were added back to earning per share to calculate adjusted earnings per share were $0.22 in 2011 and $0.17 in 2012. These forecasted special charges are almost entirely related to the restructuring of our European operations that was announced in February 2011. For all other periods, adjusted earning per share is the same as earnings per share.

(4)
Free cash flow is defined as operating cash flow less capital expenditures and investment in Ecolab's SAP implementation project. It is a non-GAAP financial measure and should not be considered as an alternative to operating income, net income or other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity. Capital expenditures that were subtracted from operating cash flow to arrive at free cash flow were $375 million in 2011, $431 million in 2012, $466 million in 2013, $503 million in 2014, and $542 million in 2015. Investments in Ecolab's SAP implementation project that were subtracted from operating cash flow to arrive at free cash flow were $50 million in 2011, $50 million in 2012, and $50 million in 2013.

(5)
Net working capital is defined as trade receivables plus inventories minus accounts payable.

Certain Financial Forecasts of Nalco

        In the course of Ecolab's and Nalco's mutual due diligence, Nalco provided to Goldman Sachs and Ecolab certain non-public, internal financial forecasts for Nalco's business for the years 2011 through 2016, which we refer to as the Nalco forecasts. The Nalco forecasts were considered by the Nalco board of directors for purposes of evaluating the merger and by Goldman Sachs in connection with the delivery of its opinion described in the section titled "—Opinion of Nalco's Financial Advisor" beginning on page 103, and did not include any consideration, impact or benefit from the proposed merger with Ecolab.

        The following table presents certain information included in the Nalco forecasts:

	2011	2012	2013	2014	2015	2016
	($ in millions, except per share amounts)
Net sales(1)	$4,690	$5,202	$5,572	$6,090	$6,658	$7,250
Net income	336	358	409	467	533	621
Adjusted EBITDA(2)	757	913	997	1,096	1,210	1,336
Earnings per share	$2.39	$2.54	$2.88	$3.26	$3.70	$4.29
Adjusted earnings per share(3)	1.80	2.54	2.88	3.26	3.70	4.29
Free cash flow(4)(5)	$86	$190	$254	$268	$357	N/A

(1)
Net sales is defined as sales, net of discounts, rebates and related items.

(2)
Adjusted EBITDA is defined as net earnings attributable to Nalco plus interest, taxes, depreciation and amortization, adjusted for restructuring expenses and certain unusual items, including gain on sale of divested businesses. It is a non-GAAP financial measure and should not be considered as an alternative to operating income, net income or other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity. Adjusted EBITDA is calculated as follows:

	2011	2012	2013	2014	2015	2016
	($ in millions)
Operating income	$726	$750	$817	$903	$998	$1,102
Net gain on unusual items	(135)	—	—	—	—	—
Other income/(expense)	(5)	(10)	(4)	(1)	(3)	(3)
Noncontrolling interests	(9)	(9)	(9)	(11)	(10)	(11)
Depreciation and amortization	180	182	193	205	225	248

Adjusted EBITDA	$757	$913	$997	$1,096	$1,210	$1,336

(3)
Adjusted earnings per share is defined as diluted net earnings per share attributable to Nalco stockholders, adjusted for the per-share impact of restructuring expenses, which fluctuate significantly from year to year, and other specified transactions that are unusual in nature. It is a non-GAAP financial measure and should not be considered as an alternative to earnings per share or other performance measures derived in accordance with GAAP as a measure of operating performance. The year 2011 includes a $0.59 adjustment mainly related to eliminating the favorable gain from the sale of certain businesses.

(4)
Free cash flow is defined as net cash provided by operating activities, less capital expenditures and net earnings attributable to non-controlling interests. It is a non-GAAP financial measure and should not be considered as an alternative to operating income, net income or other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity. Free cash flow is calculated as follows:

	2011	2012	2013	2014	2015
	($ in millions)
Net cash provided by operating activities	$304	$417	$498	$531	$601
Net earnings attributable to noncontrolling interests	(9)	(9)	(9)	(11)	(10)
Additions to property, plant, and equipment, net	(209)	(218)	(235)	(252)	(234)

Free cash flow	$86	$190	$254	$268	$357

(5)
The Nalco forecasts did not include free cash flow information for 2016.

Ecolab's Financial Forecasts of Nalco

        After review of the Nalco forecasts received from Nalco, Ecolab's management prepared an alternative version of the Nalco forecasts, which we refer to as Ecolab's forecasts of Nalco. Ecolab's forecasts of Nalco reflect Ecolab management's view of the commercial performance expectations for Nalco over the forecast period. Ecolab provided Ecolab's forecasts of Nalco to the Ecolab board of directors in connection with its evaluation of the merger and to BofA Merrill Lynch in connection with the delivery of its opinion described in the section titled "—Opinion of Ecolab's Financial Advisor" beginning on page 92. Ecolab's forecasts of Nalco are referred to as the July 19 model in the section titled "—Opinion of Ecolab's Financial Advisor."

        The following table presents certain information included in Ecolab's forecasts of Nalco:

	2011	2012	2013	2014	2015	2016
	($ in millions, except per share amounts)
Net sales(1)	$4,652	$5,156	$5,540	$5,944	$6,369	$6,827
Earnings before income tax	509	523	613	696	785	874
Interest expense, net	(186)	(176)	(166)	(156)	(146)	(136)
Income tax	(181)	(173)	(202)	(230)	(259)	(288)
Net income	319	341	401	456	516	575
Adjusted EBITDA(2)	745	875	966	1,062	1,156	1,244
Free cash flow(3)	$85	$236	$255	$351	$431	$482
Change in net working capital(4)	101	91	69	73	77	83

(1)
Net sales is defined as sales, net of discounts, rebates and related items.

(2)
Adjusted EBITDA is defined as net earnings attributable to Nalco plus interest, taxes, depreciation and amortization, adjusted for restructuring expenses and certain unusual items, including gain on sale of divested businesses. It is a non-GAAP financial measure and should not be considered as an alternative to operating income, net income or other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity. Adjusted EBITDA is calculated as follows:

	2011	2012	2013	2014	2015	2016
	($ in millions)
Operating income	$703	$709	$789	$862	$941	$1,020
Net gain on unusual items	(123)	—	—	—	—	—
Other income/(expense)	(8)	(10)	(10)	(10)	(10)	(10)
Noncontrolling interests	(9)	(9)	(10)	(10)	(10)	(10)
Depreciation and amortization	182	185	197	220	235	244

Adjusted EBITDA	$745	$875	$966	$1,062	$1,156	$1,244
(3)
Free cash flow is defined as net cash provided by operating activities less capital expenditures. It is a non-GAAP financial measure and should not be considered as an alternative to operating income, net income or other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity. Capital expenditures that were subtracted from operating cash flow to arrive at free cash flow were $209 million in 2011, $228 million in 2012, $295 million in 2013, $275 million in 2014, $268 million in 2015, and $281 million in 2016.

(4)
Net working capital is defined as trade receivables plus inventories minus accounts payable.

Opinion of Ecolab's Financial Advisor

        Ecolab has retained BofA Merrill Lynch to act as Ecolab's financial advisor in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Ecolab selected BofA Merrill Lynch to act as Ecolab's financial advisor in connection with the merger on the basis of BofA Merrill Lynch's experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Ecolab and its business.

        On July 19, 2011, at a meeting of Ecolab's board of directors held to evaluate the merger, BofA Merrill Lynch delivered to Ecolab's board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated July 19, 2011, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the merger by Ecolab was fair, from a financial point of view, to Ecolab.

        The full text of BofA Merrill Lynch's written opinion to Ecolab's board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch's opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Ecolab's board of directors for the benefit and use of Ecolab's board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration to be paid in the merger by Ecolab from a financial point of view. BofA Merrill Lynch's opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Ecolab or in which Ecolab might engage or as to the underlying business decision of Ecolab to proceed with or effect the merger. BofA Merrill Lynch's opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

        In connection with rendering its opinion, BofA Merrill Lynch:

  •
  reviewed certain publicly available business and financial information relating to Nalco and Ecolab;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Nalco furnished to or discussed with BofA Merrill Lynch by the management of Nalco, including certain financial forecasts relating to Nalco prepared by the management of Nalco, referred to herein as the Nalco forecasts;

  •
  reviewed (1) certain financial forecasts relating to Nalco prepared by the management of Ecolab as of June 16, 2011, referred to herein as the June 16 model, (2) certain financial forecasts relating to Nalco prepared by the management of Ecolab as of July 1, 2011, referred to herein as the July 1 model, and (3) certain financial forecasts relating to Nalco prepared by the management of Ecolab as of July 19, 2011, referred to herein as the July 19 model, and discussed with the management of Ecolab its assessments as to the relative likelihood of achieving the future financial results reflected in the Nalco forecasts, the June 16 model, the July 1 model and the July 19 model;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Ecolab furnished to or discussed with BofA Merrill Lynch by the management of Ecolab, including certain financial forecasts relating to Ecolab prepared by the management of Ecolab, referred to herein as the Ecolab forecasts;

  •
  reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements anticipated by the management of Ecolab to result from the merger, referred to herein as the synergies/cost savings;

  •
  discussed the past and current business, operations, financial condition and prospects of Nalco with members of senior managements of Nalco and Ecolab, and discussed the past and current business, operations, financial condition and prospects of Ecolab with members of senior management of Ecolab;

  •
  discussed with the management of Ecolab its assessments as to the products, product candidates and technology of Nalco, including the validity of, risks associated with, and the integration by Ecolab of, such products, product candidates and technology;

  •
  reviewed the potential pro forma financial impact of the merger on the future financial performance of Ecolab, including the potential effect on Ecolab's estimated earnings per share;

  •
  reviewed the trading histories for Nalco common stock and Ecolab common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

  •
  compared certain financial and stock market information of Nalco and Ecolab with similar information of other companies BofA Merrill Lynch deemed relevant;

  •
  compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

  •
  reviewed the relative financial contributions of Nalco and Ecolab to the future financial performance of the combined company on a pro forma basis;

  •
  reviewed the merger agreement; and

  •
  performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

        In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Ecolab and Nalco that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Nalco forecasts, BofA Merrill Lynch was advised by Nalco, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nalco as to the future financial performance of Nalco. With respect to the June 16 model and the July 1 model, BofA Merrill Lynch was advised by Ecolab, and assumed, that they were reasonably prepared on bases reflecting the best then-available estimates and good faith judgments of the management of Ecolab as to the future financial performance of Nalco. With respect to the July 19 model, the Ecolab forecasts and the synergies/cost savings, BofA Merrill Lynch assumed, at the direction of Ecolab, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Ecolab as to the future financial performance of Nalco and Ecolab and the other matters covered thereby and, based on the assessments of the management of Ecolab as to the relative likelihood of achieving the future financial results reflected in the Nalco forecasts, the June 16 model, the July 1 model and the July 19 model, BofA Merrill Lynch relied, at the direction of Ecolab, on the July 19 model for purposes of its opinion. BofA Merrill Lynch relied, at the direction of Ecolab, on the assessments of the management of Ecolab as to Ecolab's ability to achieve the synergies/cost savings and were advised by Ecolab, and assumed, that the synergies/cost savings will be realized in the amounts and at the times projected. BofA Merrill Lynch relied, at the direction of Ecolab, on the assessments of the management of Ecolab as to the products, product candidates and technology of Nalco, including the validity of, risks associated with, and the integration by Ecolab of, such products, product candidates and technology.

        BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Nalco or Ecolab, nor did it make any physical inspection of the properties or assets of Nalco or Ecolab. BofA Merrill Lynch did not evaluate the solvency or fair value of Nalco or Ecolab under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Ecolab, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Nalco, Ecolab or the contemplated benefits of the merger. BofA Merrill Lynch also assumed at the direction of Ecolab that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

        BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch's opinion was limited to the fairness, from a financial point of view, to Ecolab of the merger consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Ecolab or in which Ecolab might engage or as to the underlying business decision of Ecolab to proceed with or effect the merger. BofA Merrill Lynch did not express any opinion as to what the value of Ecolab common stock actually will be when issued or the prices at which Ecolab common stock or Nalco common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter. Except as described above, Ecolab imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

        BofA Merrill Lynch's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. BofA Merrill Lynch noted in its opinion that the credit, financial and stock markets have been experiencing unusual volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on Ecolab, Nalco or the Merger. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch's opinion was approved by BofA Merrill Lynch's Americas Fairness Opinion Review Committee.

        The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Ecolab's board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

        For purposes of the analyses summarized below, the merger consideration is assumed to have a value of $38.80, which is equivalent to the per share cash consideration and the implied per share value of the stock consideration as of July 18, 2011.

  Nalco Financial Analyses

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available financial and stock market information for Nalco and 12 publicly traded companies either with a best-in-class service model or that are in the chemicals sector and that have differentiated specialty product lines, a service-oriented business model or water exposure, in each case which BofA Merrill

Lynch, in the exercise of its professional judgment, deemed to be similar to Nalco. BofA Merrill Lynch did not exclude from its analysis any companies that in BofA Merrill Lynch's judgment satisfied such criteria.

        BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies calculated as a multiple of estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for calendar years 2011 and 2012. For purposes of this analysis, enterprise values were calculated as equity values based on closing stock prices on July 18, 2011, plus short and long-term debt, preferred equity and minority interest, less cash and marketable securities. The following table sets forth the 12 selected publicly traded companies, the EBITDA multiples calculated for each company and the mean and median EBITDA multiples by segment:

	Enterprise Value / EBITDA
	CY 2011E		CY 2012E
Specialty Chemicals
Albemarle Corporation	10.1	x	8.9	x
Ashland Inc.	5.8		N/A
BASF Corporation	6.1		5.6
Cytec Industries Inc.	6.7		5.9
E.I. du Pont de Nemours and Company	8.6		7.5
FMC Corporation	9.1		8.1
Kemira Oyj	8.4		8.0
The Dow Chemical Company	7.1		6.5
Mean	7.7	x	7.2	x
Median	7.8		7.5
Services
Air Products and Chemicals, Inc.	9.2	x	8.4	x
Ecolab Inc.	11.3		10.3
Praxair, Inc.	11.3		10.2
Stericycle, Inc.	17.9		16.1
Mean	12.4	x	11.3	x
Median	11.3		10.2

        BofA Merrill Lynch then applied calendar year 2011 estimated EBITDA multiples of 8.0x to 10.0x, and calendar year 2012 estimated EBITDA multiples of 7.5x to 9.0x, in each case derived from the selected publicly traded companies by BofA Merrill Lynch based upon its professional judgment, to Nalco's calendar year 2011 estimated EBITDA and 2012 estimated EBITDA, respectively. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of Nalco were based on the July 19 model. This analysis indicated the following approximate implied per share equity value reference ranges for Nalco, as compared to the merger consideration and the closing price of Nalco common stock on July 18, 2011:

Implied per Share Equity Value Reference Ranges for Nalco
2011E EBITDA	2012E EBITDA	Nalco July 18 Closing Price	Merger Consideration
$23.50 - $34.00	$27.75 - $37.00	$28.55	$38.80

        No company used in this analysis is identical or directly comparable to Nalco. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Nalco was compared.

        Selected Precedent Transactions Analysis.    BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to 19 selected transactions involving companies in the specialty chemicals and services industries operating primarily in the water sector or other high quality specialty chemicals sector, in each case which BofA Merrill Lynch, in the exercise of its professional judgment, deemed to be similar to Nalco. BofA Merrill Lynch did not exclude from its analysis any transactions that in BofA Merrill Lynch's judgment satisfied such criteria.

        BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company's last 12 months' (or LTM) EBITDA. The following table sets forth the 19 selected transactions and the LTM EBITDA multiples calculated for each:

Announcement Date	Acquiror	Target	LTM EBITDA
Feb. 1996	Betz Laboratories Inc.	Dearborn business	13.3	x
Feb. 1997	Baker Hughes Incorporated	Petrolite Corporation	12.3	x
July 1998	Hercules Inc.	BetzDearborn Inc.	11.5	x
June 1999	Suez Lyonnaise des Eaux S.A.	Nalco Chemical Co.	12.5	x
Feb. 2002	General Electric Co.	BetzDearborn Inc.	8.3	x
Aug. 2003	Apollo Management L.P., Goldman Sachs Capital Partners, Blackstone Group	Ondeo Nalco	8.1	x
Jan. 2006	BASF Corporation	Engelhard Corporation	12.6	x
Mar. 2006	Ashland Inc.	Stockhausen Inc.	6.5	x
May 2007	Danaher Corp.	ChemTreat, Inc.	12.0	x
Aug. 2007	Ilmariunen Oras	Kemira Oyj	10.2	x
July 2008	The Dow Chemical Company	Rohm & Haas Co.	12.6	x
July 2008	Ashland Inc.	Hercules Inc.	8.6	x
Sept. 2008	BASF Corporation	Ciba Specialty Chemicals	7.3	x
Jan. 2011	E.I. du Pont de Nemours and Company	Danisco A/S	12.2	x
Feb. 2011	Clariant International Ltd.	Süd-Chemie AG	10.3	x
Mar. 2011	Berkshire Hathaway Inc.	Lubrizol Corporation	7.7	x
Apr. 2011	Pentair, Inc.	Norit Proces Technologie Holding B.V.	14.4	x
May 2011	Ashland Inc.	International Specialty Products Inc.	8.9	x
June 2011	Sealed Air Corporation	Diversey Holdings, Inc.	9.7	x

        BofA Merrill Lynch then applied LTM EBITDA multiples of 9.0x to 13.0x derived from the selected transactions and selected by BofA Merrill Lynch based upon its professional judgment to Nalco's LTM EBITDA as of June 30, 2011. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Nalco were based on the July 19 model. This analysis indicated the following approximate implied per share equity value reference ranges for Nalco, as compared to the merger consideration and the closing price of Nalco common stock on July 18, 2011:

Implied per Share Equity Value Reference Range for Nalco
LTM EBITDA as of 6/30/11	Nalco July 18 Closing Price	Merger Consideration
$24.00 - $42.75	$28.55	$38.80

        No company, business or transaction used in this analysis is identical or directly comparable to Nalco or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Nalco and the merger were compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of Nalco to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Nalco was forecasted to generate during the second half of Nalco's fiscal year 2011 and fiscal years 2012 through 2021 based on the July 19 model. BofA Merrill Lynch calculated terminal values for Nalco by applying selected perpetuity growth rates of 2.0% to 3.0%, which were selected by BofA Merrill Lynch based upon its professional judgment, to Nalco's fiscal year 2021 estimated normalized, unlevered, after-tax free cash flows under the July 19 model, which was $901 million. For purposes of the discounted cash flow analysis, BofA Merrill Lynch defined unlevered, after-tax free cash flow as non-adjusted EBITDA, less depreciation and amortization, less other expenses, less taxes, plus depreciation and amortization, less increases in net working capital, less minority interest expense, less pension contributions, plus the cash tax benefit from the pension contributions, plus other cash flow items, less capital expenditures. This amount assumed normalized increases in net working capital and normalized depreciation and amortization based on a percentage of capex in perpetuity. The cash flows and terminal values were then discounted to present value as of June 30, 2011 using discount rates ranging from 8.0% to 10.0%, which were based on an estimate of Nalco's weighted average cost of capital. In deriving this range of discount rates, BofA Merrill Lynch utilized the capital asset pricing model, which takes into account certain financial metrics, including beta, for Nalco, as well as certain financial metrics for the United States financial markets generally.

        BofA Merrill Lynch also performed a discounted cash flow analysis of the net synergies/cost savings anticipated by Ecolab to be generated through 2021 to calculate the estimated present value per share of the synergies/cost savings. Based upon its professional judgment, BofA Merrill Lynch assumed a perpetuity growth rate of 0.5% and used a discount rate of 9%. These discounted cash flow analyses indicated a per share value of the synergies/cost savings of approximately $15.75.

        This analysis indicated the following approximate implied per share equity value reference ranges for Nalco as compared to the merger consideration and the closing price of Nalco common stock on July 18, 2011:

Implied per Share Equity Value Reference Ranges for Nalco
Without Synergies	With Synergies	Nalco July 18 Closing Price	Merger Consideration
$36.50 - $68.75	$52.25 - $84.25	$28.55	$38.80

  Contribution Analysis

        BofA Merrill Lynch reviewed the relative financial contributions of Ecolab and Nalco to the future financial performance of the combined company on a pro forma basis. BofA Merrill Lynch reviewed the 2010 historical and 2011, 2012 and 2013 estimated EBITDA, EBITDA less capital expenditures, and net income of the combined company on a pro forma basis, based on the July 19 model and the Ecolab forecasts. Based on the implied relative equity value contributions and not taking into account the synergies/cost savings, BofA Merrill Lynch calculated the following implied exchange ratios and implied offer prices per share of Nalco common stock:

		Relative Contribution
				Implied Exchange Ratio		Implied Offer Price
Benchmark(1)	Year	Ecolab	Nalco
EBITDA(2)	2010A	71%	29%	0.698	x	$38.42
	2011E	70%	30%	0.719	x	$39.53
	2012E	70%	30%	0.715	x	$39.35
	2013E	70%	30%	0.725	x	$39.88
EBITDA(2)—Capex(3)	2010A	70%	30%	0.728	x	$40.06
	2011E	68%	32%	0.804	x	$44.20
	2012E	68%	32%	0.807	x	$44.42
	2013E	70%	30%	0.745	x	$41.00
Net Income	2010A	74%	26%	0.601	x	$33.08
	2011E	71%	29%	0.708	x	$38.97
	2012E	67%	33%	0.849	x	$46.72
	2013E	66%	34%	0.879	x	$48.35
Merger Consideration				0.705	x	$38.80

(1)
Adjusted for one-time items, divestitures, restructuring expenses, and impairment of goodwill.

(2)
Adjusted for leverage and before minority interest expenses.

(3)
Does not include amounts paid for acquisitions.

  Pro Forma Accretion/Dilution Analysis

        BofA Merrill Lynch reviewed the potential pro forma financial effect of the merger on Ecolab's calendar years 2012 through 2016 estimated earnings per share, commonly referred to as EPS. Estimated financial data of Ecolab and Nalco were based on the Ecolab forecasts and the July 19 model. Based on the merger consideration, this analysis indicated that the merger could be accretive to Ecolab's estimated EPS for calendars years 2012 through 2016 using the July 19 model. The actual results achieved by the combined company may vary from projected results and the variations may be material. This analysis indicated the following approximate accretion/dilution range:

Accretion / (Dilution) Range for Nalco (2012 - 2016)
$0.15 - $0.67
5.1% - 13.5%

  Other Factors

        In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

  •
  the fact that the merger consideration reflected a premium to the per share equity value and the total enterprise value of Nalco as follows:

Premium Based On:		% Premium to Equity Value	% Premium to Enterprise Value
Current (07/18/11 Close)	$28.55	36%	22%
30-Day Volume Weighted Average Price	$27.48	41%	24%
90-Day Volume Weighted Average Price	$27.56	41%	24%
52-Week High (12/21/10)	$32.32	20%	13%
52-Week Low (08/25/10)	$22.32	74%	40%
  •
  the fact that the closing price of Ecolab common stock on July 18, 2011 was $55.01, which was approximately 96% of the highest closing price of Ecolab common stock during the 52-week period ended July 18, 2011;

  •
  the differential between the then-prevailing estimated next 12 months' (which we refer to as NTM) EBITDA trading multiple of Ecolab and Nalco, as compared to the differential between Ecolab and Nalco over various historical periods, as follows:

Enterprise Value/Estimated NTM EBITDA

	Ecolab	Nalco	Differential	Percentage Differential
Current (as of 07/18/11)	10.6x	8.5x	2.1x	19.8%
Average Over Historical Periods:
Year-to-date (as of 07/18/11)	10.2x	8.7x	1.5x	15.1%
LTM (as of 07/18/11)	9.9x	8.5x	1.4x	14.3%
Calendar Year 2010	9.7x	8.3x	1.4x	14.5%
Calendar Year 2009	9.6x	8.3x	1.4x	14.2%

  •
  the differential between the then-prevailing estimated NTM earnings trading multiple of Ecolab and Nalco, as compared to the differential between Ecolab and Nalco over various historical periods, as follows:

EPS/Estimated NTM Earnings

	Ecolab	Nalco	Differential	Percentage Differential
Current (as of 07/18/11)	20.3x	15.3x	5.0x	24.7%
Average Over Historical Periods:
Year-to-date (as of 07/18/11)	20.1x	15.4x	4.7x	23.3%
LTM (as of 07/18/11)	20.0x	15.6x	4.4x	22.1%
Calendar Year 2010	19.6x	15.7x	3.9x	20.0%
Calendar Year 2009	18.7x	15.1x	3.6x	19.2%
  •
  the calculation and comparison of various financial multiples and ratios for Nalco based on the merger consideration of $38.80 per share and the July 19 model (both with and without the synergies/cost savings) and for Ecolab based on the Ecolab July 18th closing price of $55.01 per share and the Wall Street consensus estimates:

  •
  Ratios of the merger consideration to Nalco's estimated earnings per share, which we refer to as EPS, and

  •
  Ratios of the implied enterprise value of Nalco based on the merger consideration to Nalco's estimated EBITDA, as adjusted for non-recurring items and after minority interest expenses.

        This calculation indicated the following:

	Nalco Transaction Multiples		Ecolab Trading Multiples
	July 19 Model Without Synergies/Cost Savings	July 19 Model With Synergies/Cost Savings(1)	Wall Street Consensus Estimates
Merger Consideration/2011E EPS	21.7x	15.6x	21.9x
Merger Consideration/2012E EPS	16.0x	12.3x	19.1x
Enterprise Value/LTM as of 06/30/11 Adjusted EBITDA	12.1x	9.9x	11.9x
Enterprise Value/2011E Adjusted EBITDA	10.9x	9.0x	11.3x
Enterprise Value/2012E Adjusted EBITDA	9.3x	7.9x	10.3x

(1)
Includes full credit for run-rate synergies.
  •
  the historical trading prices of Nalco common stock during the 52-week period ended July 18, 2011, during which the lowest closing price was $22.32 per share and the highest closing price was $32.32 per share; and

  •
  stock price targets for Nalco common stock in 14 recently published, publicly available Wall Street research analyst reports, which indicated a high and low target stock price for Nalco common stock of $35.00 and $26.00, respectively.

  Miscellaneous

        As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Ecolab's board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch's analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

        In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ecolab and Nalco. The estimates of the future performance of Ecolab and Nalco in or underlying BofA Merrill Lynch's analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch's analyses. These analyses were prepared solely as part of BofA Merrill Lynch's analysis of the fairness, from a financial point of view, of the merger consideration to be paid in the merger and were provided to Ecolab's board of directors in connection with the delivery of BofA Merrill Lynch's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch's view of the actual values of Ecolab or Nalco.

        The type and amount of consideration payable in the merger was determined through negotiations between Ecolab and Nalco, rather than by any financial advisor, and was approved by Ecolab's board of directors. The decision to enter into the merger agreement was solely that of Ecolab's board of directors. As described above, BofA Merrill Lynch's opinion and analyses were only one of many factors considered by Ecolab's board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Ecolab's board of directors or management with respect to the merger or the merger consideration.

        Ecolab has agreed to pay BofA Merrill Lynch for its services in connection with the merger an aggregate fee of $25,000,000 of which $1,500,000 was payable in connection with, and upon the rendering of, its opinion and the balance of which is contingent upon consummation of the merger. Ecolab also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch, any of its affiliates and each of their respective directors, officers, employees and agents and each other person controlling BofA Merrill Lynch or any of its affiliates against specified liabilities, including liabilities under the federal securities laws.

        BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Ecolab, Nalco and certain of their respective affiliates.

        BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Ecolab. Excluding payments received for services relating to the merger and related financings, in the past two years BofA Merrill Lynch and its affiliates have received, in the aggregate, approximately $340,000 in compensation, and in the future may receive compensation, for the rendering of these services, including having acted or acting as book-running manager for various debt offerings and having provided or providing certain derivatives and foreign exchange trading services to Ecolab. BofA Merrill Lynch will not receive any income or fees in connection with providing derivatives and foreign exchange trading services to Ecolab as a result of the successful completion of the proposed transaction. BofA Merrill Lynch acted as lead left arranger for Ecolab's two new senior secured credit facilities and has received, in the aggregate, approximately $1.0 million in compensation for these services and has been engaged to act as joint lead placement agent for the expected issuance of $500 million of private placement notes that will be used to finance the merger and will receive, in the aggregate, compensation for these services equal to approximately $1.0 million based on the expected size of the issuance. BofA Merrill Lynch and certain of its affiliates may also participate in the financing for the merger by potentially acting as underwriter/placement agent for new public notes and/or related hedging activity, for which services BofA Merrill Lynch and its affiliates would receive compensation.

        In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Nalco and in the past two years have received, in the aggregate, approximately $14.9 million in compensation, and in the future may receive compensation, for the rendering of these services, including having (i) acted or acting as book-running manager and arranger for various debt offerings and lender under certain letters of credit and credit facilities and (ii) provided or providing certain cash, treasury management, derivatives and foreign exchange trading products and services to Nalco. In connection with providing its opinion, BofA Merrill Lynch advised Ecolab's board of directors of the foregoing services provided to Nalco.

Opinion of Nalco's Financial Advisor

        Goldman Sachs rendered its opinion to the Nalco board of directors that, as of July 19, 2011 and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be paid to the holders of Nalco common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The aggregate merger consideration is subject to certain procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion.

        The full text of the written opinion of Goldman Sachs, dated July 19, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. This summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Nalco stockholders are urged to read the opinion carefully and in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Nalco board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Nalco common stock should vote or make any election with respect to the merger or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman, Sachs & Co.

        In connection with rendering the opinion described above, Goldman Sachs reviewed, among other things:

  •
  the merger agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of Nalco and Ecolab for the five years ended December 31, 2010;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Nalco and Ecolab;

  •
  certain other communications from Nalco and Ecolab to their respective stockholders;

  •
  certain publicly available research analyst reports for Nalco and Ecolab; and

  •
  certain internal financial analyses and forecasts for each of (1) Nalco, which we refer to as the Nalco Forecasts, and (2) Ecolab, which we refer to as the Ecolab Forecasts, prepared by management of the respective company, and, in each case, as approved for Goldman Sachs' use by Nalco, which we refer to collectively as the Forecasts, including certain cost savings and operating synergies projected by the management of Ecolab to result from the merger, as approved for Goldman Sachs' use by Nalco, which we refer to as the Synergies.

        Goldman Sachs also held discussions with members of the senior managements of Nalco and Ecolab regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies; reviewed the reported price and trading activity for the shares of Nalco common stock and the shares of Ecolab common stock; compared certain financial and stock market information for Nalco and Ecolab with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the chemical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering this opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs. In that regard, Goldman Sachs assumed with the consent of the Nalco board of directors that the Forecasts, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nalco. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Nalco or Ecolab or any of their respective subsidiaries, nor was Goldman Sachs furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Nalco or Ecolab on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. The type and amount of consideration payable in the merger was determined through negotiations between Nalco and Ecolab, rather than by Goldman Sachs.

        Goldman Sachs' opinion does not address the underlying business decision of Nalco to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Nalco; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Nalco or any other alternative transaction. Goldman Sachs' opinion addresses only the fairness from a financial point of view, as of the date of the opinion, to the holders of Nalco common stock of the aggregate merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs' opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Nalco; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Nalco, or class of such persons, in connection with the merger, whether relative to the aggregate merger consideration to be paid to the holders of Nalco common stock pursuant to the merger agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Ecolab common stock will trade at any time or as to the impact of the merger on the solvency or viability of Nalco or Ecolab or the ability of Nalco or Ecolab to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Nalco board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 19, 2011, the last trading day prior to the announcement of the merger agreement, and is not necessarily indicative of current market conditions. For purposes of performing certain of its financial analyses, Goldman Sachs assumed an aggregate merger consideration mix of 30% cash/70% stock, representing an implied price of $38.80 per share of Nalco common stock. The $38.80 implied price per share is the sum of (a) 30% of the cash merger consideration consisting of $38.80 per share, plus (b) 70% of the implied market value of the stock merger consideration (calculated as $38.80 as a result of multiplying the July 19, 2011 closing price per share of Ecolab common stock of $55.39 by the exchange ratio of 0.7005 under the merger agreement). For purposes of the financial analyses described below, this $38.80 aggregate merger consideration is referred to as the implied merger consideration, or IMC.

        Premium to Nalco Share Price.    Goldman Sachs calculated the premium implied by the exchange ratio based on the implied merger consideration and (1) the closing market price of Nalco common stock on July 19, 2011; (2) the volume-weighted average price, or VWAP, per share of Nalco common stock during the 10, 20 and 30 day periods ended July 19, 2011; and (3) the high closing price per share of Nalco common stock for the 52-week period ended on July 19, 2011. This analysis showed the following implied premiums:

Date or Period	Price	Implied Premium
July 19, 2011	$28.87	34.4%
10 day VWAP	$28.87	34.4%
20 day VWAP	$28.17	37.8%
30 day VWAP	$27.56	40.8%
52-Week High	$32.32	20.0%

        Selected Precedent Mixed Consideration Transactions.    Goldman Sachs reviewed all precedent mixed consideration transactions contained on the Thompson Reuters database that were announced since January 1, 2001 and involved the sale of U.S. targets with equity values greater than $1 billion (excluding targets in the financial services, utilities and REIT industries and withdrawn transactions), in which greater than 50% of the aggregate consideration was in the form of acquirer's stock and the target's shareholders owned between 10% and 30% of the stock of the combined company on a pro forma basis. For the eighteen transactions identified and the proposed merger, Goldman Sachs calculated the percentage premia of the consideration paid to the target's closing price on the trading day that was (1) immediately preceding the date of announcement, which we refer to as the 1-Day Prior Premium, (2) one week preceding the date of announcement, which we refer to as the 1-Week Prior Premium, and (3) four weeks preceding the date of announcement, which we refer to as the 4-Week Prior Premium. The following table presents the selected mixed consideration transactions used by Goldman Sachs for its analysis and the results of this analysis:

			Premium to:
						Consideration (% Stock)
Announcement Date	Target	Acquirer	1-Day	1-Week	4-Weeks
October 2001	RightCHOICE Managed Care, Inc.	WellPoint Health Networks Inc.	46.3%	46.2%	56.5%	70.0%
November 2001	Dal-Tile International Inc.	Mohawk Industries, Inc.	51.4%	46.6%	54.6%	57.0%
December 2001	Immunex Corporation	Amgen Inc.	19.2%	14.2%	11.0%	84.6%
March 2002	Elantec Semiconductor, Inc.	Intersil Corporation	34.9%	51.2%	43.7%	85.0%
July 2004	Ocular Sciences, Inc.	The Cooper Companies, Inc.	18.5%	14.9%	17.7%	50.1%
January 2005	Western Wireless Corporation	ALLTEL Corporation	7.5%	27.6%	39.6%	76.4%
April 2005	Premcor Inc.	Valero Energy Corporation	25.9%	33.4%	26.5%	50.0%
June 2005	Catellus Development Corporation	ProLogis	16.3%	17.5%	20.8%	65.0%
July 2005	Maytag Corporation	Whirlpool Corporation	83.1%	100.4%	49.1%	50.0%
July 2005	IVAX Corporation	Teva Pharmaceutical Industries Limited	14.5%	13.1%	23.8%	50.0%
November 2005	Inamed Corporation	Allergan, Inc.	26.9%	19.9%	19.3%	55.0%
September 2006	Veritas DGC Inc.	Compagnie Generale de Geophysique SA	20.6%	33.6%	31.3%	51.0%
January 2007	The Houston Exploration Company	Forest Oil Corporation	7.8%	1.3%	(5.1)%	50.0%
February 2007	TALX Corporation	Equifax, Inc.	10.8%	12.2%	30.3%	75.0%
June 2007	Solectron Corporation	Flextronics International Ltd.	19.8%	20.5%	17.0%	70.0%
December 2007	Grant PrideCo, Inc.	National Oilwell Varco, Inc.	22.2%	15.9%	28.2%	60.0%
March 2009	Schering-Plough Corporation	Merck & Co., Inc.	33.9%	43.4%	17.5%	55.5%
August 2009	BJ Services Company	Baker Hughes Incorporated	16.3%	16.0%	20.9%	85.0%
Mean			26.4%	29.3%	27.9%	63.3%
Median			20.2%	20.2%	25.1%	58.5%
Merger			34.4%	35.2%	40.9%	70.0%

        Analysis of Multiples at Implied Merger Consideration.    Goldman Sachs calculated and compared various financial multiples and ratios for Nalco based on the Nalco Forecasts and estimates from the Institutional Brokers Estimate System, which we refer to as IBES:

  •
  Ratios of the implied enterprise value, which we refer to as EV, of Nalco based on the implied merger consideration to Nalco's estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA; and

  •
  Ratios of the implied merger consideration to Nalco's estimated earnings per share, which we refer to as EPS.

        The following table presents the results of this analysis:

	IBES	Nalco Forecasts
EV/EBITDA
LTM(1)	12.2x	11.9x
2011E	11.2x	10.9x
2012E	10.1x	9.0x
2013E	9.2x	8.3x
IMC/EPS
2011E	23.8x	21.5x
2012E	18.9x	15.3x
2013E	16.2x	13.5x

(1)
Nalco Forecasts LTM EBITDA based on Nalco's preliminary results for the twelve months ended June 30, 2011. IBES LTM EBITDA based on publicly available financial results for the twelve months ended March 31, 2011. The Nalco Forecasts LTM EBITDA and the IBES LTM EBITDA are adjusted to exclude $55 million in EBITDA resulting from the sale of dispersants related to the Gulf of Mexico oil spill by the oil rig "Deepwater Horizon" as described in Nalco's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to certain transactions in the chemical industry. For each of the selected transactions, Goldman Sachs calculated and compared, based on publicly available information, the EV of the target company, based on the transaction value, as a multiple of the target company's last twelve months EBITDA, which we refer to as LTM EBITDA. While none of the selected transactions are directly comparable to the proposed merger, Goldman Sachs selected the transactions included based on its professional judgment that the companies that participated in the selected transactions are companies with results, market size, or product or service profile that, for the purposes of analysis, Goldman Sachs considered similar to certain of Nalco's results, market size, or product or service profile. Goldman Sachs did not exclude from its analysis any transactions that in Goldman Sachs' judgment satisfied such criteria. The following table presents the results of this analysis:

Announcement Date	Target	Acquirer	EV Multiples of LTM EBITDA
July 2008	Rohm and Haas Company	The Dow Chemical Company	12.6x
January 2006	Engelhard Corporation	BASF AG	12.5x
April 2011	Danisco A/S	E.I. du Pont de Nemours and Company	12.3x
July 1998	BetzDearborn Inc.	Hercules Incorporated	11.8x
June 1999	Nalco Chemical Company	Suez Lyonnaise des Eaux	11.5x
February 2010	Airgas, Inc.	Air Products and Chemicals, Inc.	10.9x
March 2006	The BOC Group plc	Linde AG	10.9x
June 2011	Diversey Holdings, Inc.	Sealed Air Corporation	9.7x
July 2008	Hercules Incorporated	Ashland Inc.	8.6x
February 2002	GE Betz, Inc. (formerly known as BetzDearborn, Inc.)	General Electric Company	8.3x
September 2003	Ondeo Nalco Company	Apollo Management, L.P., Goldman Sachs Capital Partners and the Blackstone Group	8.1x
September 2008	Ciba Holding AG	BASF SE	7.8x
High			12.6x
Low			7.8x
Median			10.9x
Mean			10.4x

        Illustrative Present Value of Future Stock Price Analyses—Nalco.    Goldman Sachs performed illustrative analyses of the present value of the potential future price per share of Nalco common stock for the calendar years 2011 through 2014 using EPS estimates based on the Nalco Forecasts for the calendar years 2012 through 2015, respectively. Goldman Sachs first multiplied the respective EPS estimates for calendar years 2012 through 2015 by Price/EPS multiples ranging from 14.5x to 16.5x. The range of Price/EPS multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical forward twelve months Price/EPS multiples for Nalco. Goldman Sachs then calculated the present values of the implied per share future values, including the present value of assumed future annual dividend payments of $0.14 per share, for Nalco common stock by discounting the implied per share future values to June 30, 2011, using a discount rate of 12.0%, reflecting an estimate of Nalco's cost of equity. In deriving a discount rate of 12.0% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Nalco, as well as certain financial metrics for the United States financial markets generally. The following table presents the results of this analysis:

Year	Implied Present Value
2011E	$35.00 - $40.00
2012E	35.00 - 40.00
2013E	36.00 - 41.00
2014E	37.00 - 41.00

        Goldman Sachs also performed illustrative analyses of the present value of the potential future price per share of Nalco common stock for the calendar years 2011 through 2014 using EBITDA estimates based on the Nalco Forecasts for the calendar years 2012 through 2015, respectively. Goldman Sachs first calculated illustrative enterprise values by multiplying the respective EBITDA estimates for the calendar years 2012 through 2015 by EV/EBITDA multiples ranging from 8.0x to 9.0x. The range of EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical forward twelve months EV/EBITDA multiples for Nalco. The forecasted net debt (total debt less cash) and minority interest based on the Nalco Forecasts, as indicated in the table below, then was subtracted from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the forecasted year-end diluted shares outstanding based on the Nalco Forecasts as indicated in the table below.

(in millions)	2011E	2012E	2013E	2014E
Net Debt	$2,507	$2,341	$2,110	$1,865
Minority Interest	$33	$35	$37	$40
Diluted Shares Outstanding	140	141	142	143

        Goldman Sachs then calculated the present values of the implied per share future values, including the present value of assumed future annual dividend payments of $0.14 per share, for Nalco common stock by discounting the implied per share future values to June 30, 2011, using a discount rate of 12.0%, reflecting an estimate of Nalco's cost of equity. In deriving a discount rate of 12.0% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Nalco, as well as certain financial metrics for the United States financial markets generally. The following table presents the results of this analysis:

Year	Implied Present Value
2011E	$32.00 - $38.00
2012E	34.00 - 40.00
2013E	35.00 - 41.00
2014E	37.00 - 43.00

        Goldman Sachs also performed a similar analysis to analyze the effect of changes relative to the Nalco Forecasts. The analysis used illustrative constant EBITDA margins of 17.0% (based on Nalco's historical average from 2007 through 2010), assumed future annual dividend payments of $0.14 per share, an assumed discount rate of 12.0%, an assumed Price/EPS multiple range of 14.5x to 16.5x, and an assumed EV/EBITDA multiple range of 8.0x to 9.0x. In deriving a discount rate of 12.0% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Nalco, as well as certain financial metrics for the United States financial markets generally. The range of Price/EPS multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical forward Price/EPS multiples for Nalco. The range of EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical forward EV/EBITDA multiples for Nalco. The following table presents the results of this analysis:

Year	Implied Present Value
EV/EBITDA Multiple
2011E	$31.00 - 37.00
2012E	31.00 - 37.00
2013E	33.00 - 38.00
2014E	34.00 - 39.00
Price/EPS Multiple
2011E	$33.00 - 37.00
2012E	33.00 - 37.00
2013E	33.00 - 37.00
2014E	33.00 - 37.00

        Illustrative Present Value of Future Stock Price Analyses—Ecolab.    Goldman Sachs performed illustrative analyses of the present value of the potential future price per share of Ecolab common stock for the calendar years 2011 through 2014 using EPS estimates based on the Ecolab Forecasts for the calendar years 2012 through 2015, respectively. Goldman Sachs first multiplied the respective EPS estimates for calendar years 2012 through 2015 by Price/EPS multiples ranging from 19.5x to 21.5x. The range of Price/EPS multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical forward twelve months Price/EPS multiples for Ecolab. Goldman Sachs then calculated the present values of the implied per share future values, including the present value of forecasted future dividend payments, for Ecolab common stock by discounting the implied per share future values to June 30, 2011, using a discount rate of 8.5%, reflecting an estimate of Ecolab's cost of equity. In deriving a discount rate of 8.5% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Ecolab, as well as certain financial metrics for the United States financial markets generally. The following table presents the results of this analysis:

Year	Implied Present Value
2011E	$55.00 - 61.00
2012E	60.00 - 66.00
2013E	64.00 - 71.00
2014E	68.00 - 75.00

        Goldman Sachs also performed illustrative analyses of the present value of the potential future price per share of Ecolab common stock for the calendar years 2011 through 2014 using EBITDA estimates based on the Ecolab Forecasts for the calendar years 2012 through 2015, respectively. Goldman Sachs first calculated illustrative enterprise values by multiplying the respective EBITDA estimates for the calendar years 2012 through 2015 by EV/EBITDA multiples ranging from 9.5x to 10.5x. The range of EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical forward twelve months EV/EBITDA multiples for Ecolab. The forecasted net debt (total debt less cash) and minority interest based on the Ecolab Forecasts, as indicated in the table below, then was subtracted from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the forecasted year-end diluted shares outstanding based on the Ecolab forecasts, as indicated in the table below.

(in millions)	2011E	2012E	2013E	2014E
Net Debt	$1,120	$1,666	$1,827	$1,865
Minority Interest	0	0	0	0
Diluted Shares Outstanding	235	233	228	223

        Goldman Sachs then calculated the present values of the implied per share future values, including the present value of the forecasted future dividend payments per share, for Ecolab common stock by discounting the implied per share future values to June 30, 2011, using a discount rate of 8.5%, reflecting an estimate of Ecolab's cost of equity. In deriving a discount rate of 8.5% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Ecolab, as well as certain financial metrics for the United States financial markets generally. The following table presents the results of this analysis:

Year	Implied Present Value
2011E	$52.00 - 58.00
2012E	53.00 - 60.00
2013E	57.00 - 63.00
2014E	60.00 - 67.00

        Illustrative Discounted Cash Flow Analysis of Nalco.    Goldman Sachs performed an illustrative discounted cash flow, or DCF, analysis based on the Nalco Forecasts to determine a range of implied per share equity values for Nalco. Goldman Sachs conducted a DCF analysis using projected unlevered free cash flows (calculated as after tax operating profit plus depreciation and amortization less changes in non-cash working capital, less capital expenditures) for Nalco for the years ending on December 31, 2011 through December 31, 2016. The cash flows were discounted to present value using discount rates ranging from 8.0% to 10.0%, reflecting estimates of Nalco's weighted average cost of capital, or WACC. In deriving discount rates ranging from 8.0% to 10.0% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Nalco, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated Nalco's illustrative terminal EV on December 31,

2016 by applying terminal multiples ranging from 8.0x to 10.0x to Nalco's estimated 2016 EBITDA and discounted this terminal EV to present value using discount rates ranging from 8.0% to 10.0%. The range of terminal EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical trailing twelve months EV/EBITDA multiples for Nalco. This analysis resulted in a range of illustrative per share value indications of $36 to $54 for Nalco's common stock.

        Goldman Sachs also performed a similar analysis to analyze the effect of changes relative to the Nalco Forecasts. The analysis used illustrative constant EBITDA margins of 17.0% (based on Nalco's historical average from 2007 through 2010), assumed discount rates ranging from 8.0% to 10.0%, and assumed terminal multiples ranging from 8.0x to 10.0x to Nalco's estimated 2016 EBITDA. In deriving discount rates ranging from 8.0% to 10.0% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Nalco, as well as certain financial metrics for the United States financial markets generally. The range of terminal EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical trailing EV/EBITDA multiples for Nalco. This analysis resulted in a range of illustrative per share value indications of $32 to $48 for Nalco's common stock.

        Illustrative Discounted Cash Flow Analysis of Ecolab.    Goldman Sachs performed an illustrative DCF analysis based on the Ecolab Forecasts to determine a range of implied per share equity values for Ecolab. Goldman Sachs conducted a DCF analysis using unlevered free cash flows (calculated as after tax operating profit plus depreciation and amortization less changes in non-cash working capital, less capital expenditures) for Ecolab for the years ending on December 31, 2011 through December 31, 2016. The cash flows were discounted to present value using discount rates ranging from 6.5% to 8.5%, reflecting estimates of Ecolab's WACC. In deriving discount rates ranging from 6.5% to 8.5% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for Ecolab, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated Ecolab's illustrative terminal EV on December 31, 2016 by applying terminal multiples ranging from 10.5x to 12.5x to Ecolab's estimated 2016 EBITDA and discounted this terminal EV to present value using discount rates ranging from 6.5% to 8.5%. The range of terminal EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical trailing EV/EBITDA multiples for Ecolab. This analysis resulted in a range of illustrative per share value indications of $66 to $85 for Ecolab's common stock.

        Implied Discounted Cash Flow Analysis of Pro Forma Combined Company.    Goldman Sachs performed an illustrative DCF analysis of the pro forma combined company based on the Forecasts and the Synergies to determine a range of implied values per share of Nalco common stock. To reflect the aggregate merger consideration mix in its per share implied value analysis, Goldman Sachs calculated the implied values per share using an implied exchange ratio equal to 0.4903 (the product determined by multiplying 0.7005 (the exchange ratio under the merger agreement) by 70%) and a cash component equal to $11.64 (the product determined by multiplying $38.80 (the cash portion of the merger consideration) by 30%). Goldman Sachs conducted a DCF analysis using projected unlevered free cash flows (calculated as after tax operating profit plus depreciation and amortization less changes in non-cash working capital, less capital expenditures) for the pro forma combined company for the years ending on December 31, 2011 through December 31, 2016. The cash flows were discounted to present value using discount rates ranging from 7.0% to 9.0%, reflecting estimates of the pro forma combined company's WACC. In deriving discount rates ranging from 7.0% to 9.0% for the purposes of this analysis, Goldman Sachs utilized the capital asset pricing model which takes into account certain financial metrics, including beta, for each of Nalco and Ecolab, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated the pro forma combined company's illustrative terminal EV on December 31, 2016 by applying terminal multiples ranging from 9.5x to 11.5x to the pro forma combined company's estimated 2016 EBITDA and discounted this terminal EV to present value using discount rates ranging from 7.0% to 9.0%. The range of terminal EV/EBITDA multiples was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical trailing EV/EBITDA multiples for each of Nalco and Ecolab. This analysis resulted in a range of implied values of $44 to $56 per share of Nalco common stock.

        Illustrative Pro Forma Value to Nalco Stockholders.    Goldman Sachs calculated the illustrative value to Nalco stockholders resulting from the pro forma combined company by applying a range of illustrative pro forma EV/2012 EBITDA multiples for the pro forma combined company from 8.9x (reflecting the blended multiple (based on the EV of Nalco and Ecolab as of July 19, 2011) of Ecolab's EV as a multiple of Ecolab's estimated 2012 EBITDA using the Ecolab Forecasts and Nalco's EV as a multiple of Nalco's estimated 2012 EBITDA using the Nalco Forecasts) to 9.8x (reflecting Ecolab's EV as a multiple of Ecolab's EBITDA for 2012 using the Ecolab Forecasts), to the projected 2012 EBITDA of the pro forma combined company, using the Forecasts and the Synergies.

        This analysis resulted in a range of illustrative values of $38.28 to $41.84 per share of Nalco common stock.

        Goldman Sachs also calculated the illustrative value to Nalco stockholders resulting from the pro forma combined company by applying a range of illustrative pro forma Price/2012 EPS multiples for the pro forma combined company from 16.3x (reflecting the blended multiple (based on the market capitalizations of Nalco and Ecolab as of July 19, 2011) of Ecolab's closing share price on July 19, 2011 as a multiple of Ecolab's estimated 2012 EPS using the Ecolab Forecasts and Nalco's closing share price on July 19, 2011 as a multiple of Nalco's estimated 2012 EPS using the Nalco Forecasts) to 18.8x (reflecting Ecolab's closing share price on July 19, 2011 as a multiple of Ecolab's estimated 2012 EPS using the Ecolab Forecasts), to the projected 2012 EPS of the pro forma combined company, using the Forecasts and the Synergies.

        This analysis resulted in a range of illustrative values of $39.06 to $43.31 per share of Nalco common stock.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Nalco, Ecolab and any of their respective affiliates or third parties or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Nalco in connection with, and have participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain investment banking services to Nalco and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunner in connection with the public offering of Nalco's 6.625% Senior Unsecured Notes due January 15, 2019 (aggregate principal amount $750 million) and 6.875% Senior Unsecured Notes due January 15, 2019 (aggregate principal amount €200 million) in December 2010 and as financial advisor to Nalco in connection with the sale of its Performance Product Group to the Lubrizol Corporation in January 2011. Since July 19, 2009, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to Nalco of approximately $11,500,000, excluding any revenues associated with the proposed merger. Since

July 19, 2009, Goldman Sachs has not been engaged by Ecolab or its affiliates to provide investment banking services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide investment banking services to Nalco, Ecolab and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

        The Nalco board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to a letter agreement, dated July 19, 2011, Nalco engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of that engagement letter, Nalco has agreed to pay Goldman Sachs a fee of $25,000,000, $2,500,000 of which was paid upon execution of the merger agreement and the balance of which is payable upon consummation of the proposed merger. In addition, Nalco has agreed to reimburse Goldman Sachs' expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Interests of Ecolab Directors and Executive Officers in the Merger

        In considering the recommendation of the Ecolab board of directors that Ecolab stockholders vote to approve the share issuance proposal, you should be aware that some of Ecolab's directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of Ecolab stockholders generally. The board of directors of Ecolab was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the approval of the share issuance proposal, the additional share authorization proposal and the Ecolab adjournment proposal.

        It is expected that all of the current directors of Ecolab will continue as members of the Ecolab board of directors following the merger. It is also expected that most of Ecolab's executive officers will remain executive officers of the combined company following completion of the merger.

        Ecolab's directors and executive officers will not receive any special compensation the payment of which is contingent upon completion of the merger. Certain of Ecolab's executive officers may receive compensation under Ecolab's executive compensation programs attributable to additional responsibilities in connection with the merger and subsequent integration process. Ecolab's director and executive compensation programs are described in further detail in Ecolab's Proxy Statement on Schedule 14A, filed with the SEC on March 18, 2011 and incorporated herein by reference.

Interests of Nalco Directors and Executive Officers in the Merger

        In considering the recommendation of the Nalco board of directors that Nalco stockholders vote to approve the merger proposal, you should be aware that certain of Nalco's directors and executive officers have financial interests in the merger that differ from, or are in addition to, the interests of Nalco's stockholders generally. Nalco's board of directors was aware of, and considered the interests of, Nalco's directors and executive officers in approving the merger agreement. We have also included in this section information with respect to Mr. Bradley Bell even though he is no longer employed by Nalco, because he was an executive officer prior to his separation from Nalco on December 31, 2010. For purposes of all of the agreements and plans described below, the consummation of the merger will constitute a "change of control" of Nalco.

        The merger agreement provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. In accordance with the merger agreement, current Nalco directors Paul J. Norris, Daniel S. Sanders and Mary M. VanDeWeghe are expected to join the Ecolab board of directors as of the effective time of the merger. The Ecolab board of directors is currently divided into three director classes. Commencing as of the effective time of the merger, it is expected that Mr. Norris will serve as a Class II director (term expiring in 2012),

Mr. Sanders will serve as a Class III director (term expiring in 2013) and Ms. VanDeWeghe will service as a Class I director (term expiring in 2013). Pursuant to Ecolab's restated certificate of incorporation, as of the 2013 annual meeting of Ecolab's stockholders, the Ecolab board of directors will no longer be classified and each director will be subject to annual election. Information regarding the Nalco directors who are expected to join the Ecolab board of directors is included in Nalco's proxy statement relating to its 2011 annual meeting of stockholders filed with the SEC on March 14, 2011. Until completion of the merger, the foregoing individuals will continue to serve as directors of Nalco and will not serve as directors of Ecolab.

        It is also expected that, upon completion of the merger, Erik Fyrwald, Nalco's chairman, president and chief executive officer, will become the president of Ecolab and will continue to oversee the former Nalco business operations. It is also expected that certain other members of Nalco's senior management will become members of the senior management of the combined company after the merger.

  Treatment of Equity Awards

        As of the date of this joint proxy statement/prospectus, certain of Nalco's directors hold Director RSUs and certain of Nalco's executive officers hold stock options, Time-Vesting RSUs and Performance-Vesting RSUs.

  Director RSUs

        Immediately prior to the effective time of the merger, each Director RSU will fully vest and, at the effective time of the merger, be converted into the right to receive either (i) 0.7005 shares of Ecolab common stock or (ii) $38.80, in cash, without interest, subject to the adjustment and reallocation provisions described under the section titled "The Merger Agreement—Merger Consideration," beginning on page 130.

        The table below, titled "Payments to Directors in Respect of Director RSUs," along with its footnote, shows the outstanding Director RSUs held by Nalco's non-employee directors and the payments each of them can expect to receive for their Director RSUs. Since all amounts payable to Nalco's directors are in respect of unvested Director RSUs, such amounts are not separately quantified in the same manner as is provided for Nalco's executive officers.

Payments to Directors in Respect of Director RSUs
Name	No. of Director RSUs	Resulting Consideration from Director RSUs ($)(1)
Carl M Casale	5,778	$209,626
Rodney F. Chase	5,778	209,626
Richard B. Marchese	5,778	209,626
Paul J. Norris	5,778	209,626
Douglas A. Pertz	5,778	209,626
Daniel S. Sanders	5,778	209,626
Mary M. VanDeWeghe	5,778	209,626

    (1)
    For consistency with the method of determining the value of consideration resulting from equity awards in connection with the merger as displayed in "Quantification of Payments and Benefits" below, the resulting consideration from Director RSUs used in the table above is based on the average closing price of Nalco shares over the first five trading days following public announcement of the merger, or $36.28. Accordingly, actual payments may be greater or less than those provided for above. Depending on when consummation of the merger occurs, certain Director RSUs shown in the table above may become vested in accordance with their terms without regard to the merger. The table above does not include any grants of Director RSUs which may occur following the date of this joint proxy statement/prospectus.

  Stock Options

        Each outstanding stock option, whether or not then vested, will cease, at the effective time of the merger, to represent a right to acquire shares of Nalco common stock and will be converted, at the effective time of the merger, without any action on the part of the holder, into an option to purchase the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock issuable upon the exercise of such Nalco stock option and the "stock award exchange ratio" rounded down to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were applicable under such Nalco stock option, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements described below. As described below, the vesting of stock options held by Nalco executive officers who are parties to Change of Control Agreements with Nalco will be accelerated in connection with the consummation of the merger. The exercise price of the converted stock options will be equal to the per share exercise price for the shares of Nalco common stock otherwise purchasable pursuant to the corresponding Nalco stock option divided by the stock award exchange ratio, rounded up to the nearest whole cent.

        The "stock award exchange ratio" means the quotient obtained by dividing (i) the closing price of shares of Nalco common stock on the NYSE for the last trading day prior to the closing of the merger, by (ii) the closing price of shares of Ecolab common stock on the NYSE for the last trading day prior to the closing of the merger.

        None of Nalco's directors holds any stock options in respect of shares of Nalco common stock.

        The table below, titled "Payments to Executive Officers in Respect of Vested Options," along with its footnote, shows the outstanding vested stock options held by Nalco's executive officers and the payments each of them can expect to receive for their vested stock options (taking into account any stock options that are expected to vest in accordance with their terms between the date of this joint proxy statement/prospectus and November 15, 2011). Compensation payable in respect of outstanding unvested options held by Nalco's executive officers is quantified in the tables contained in the section titled "—Quantification of Payments and Benefits" beginning on page 120.

Payments to Executive Officers in Respect of Vested Options
Name	No. of Shares Underlying Vested Stock Options	Resulting Consideration from Vested Stock Options ($)(1)
Executive Officers
J. Erik Fyrwald	345,127	$6,050,113
Kathryn A. Mikells	0	0
David E. Flitman	28,373	544,707
David Johnson	26,038	480,130
Eric G. Melin	152,902	3,362,323
Bradley J. Bell	0	0
Mary Kay Kaufmann	9,230	191,682
Dr. Manian Ramesh	19,643	367,531
Steve M. Taylor	43,576	765,557

    (1)
    For consistency with the method of determining the value of consideration resulting from equity awards in connection with the merger as displayed in "Quantification of Payments and Benefits" below, the value of vested stock options used in the table above is based on the average closing price of Nalco shares over the first five trading days following public announcement of the merger, or $36.28 and assumes that each executive officer exercises his or her options at such price. Accordingly, actual payments may be greater or less than those provided for above. Depending on when consummation of the merger occurs, certain stock options not currently shown in the table above may become vested in accordance with their terms without regard to the merger.

  Time-Vesting RSUs

        At the effective time of the merger, each Time-Vesting RSU which is outstanding immediately prior to the effective time of the merger (other than those Time-Vesting RSUs held by certain Nalco executive officers which will vest and be settled for shares of Nalco common stock as of the time immediately prior to the effective time of the merger pursuant to the Change of Control Agreements) will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Time-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements described below.

        None of Nalco's directors hold any Time-Vesting RSUs.

  Performance-Vesting RSUs

        At the effective time of the merger, each Performance-Vesting RSU which is outstanding immediately prior to the effective time of the merger will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Performance-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on substantially equivalent terms and conditions (including substantially equivalent performance goals and objectives) as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements described below. As described below, the vesting of Performance-Vesting RSUs held by Nalco executive officers who are parties to Change of Control Agreements with Nalco will be accelerated on a pro-rata basis in the event of certain terminations of such executive officer's employment in connection with the consummation of the merger and certain Performance-Vesting RSUs granted to Mr. Flitman will vest upon the consummation of the merger assuming "target" performance. Ecolab and Nalco will agree on any adjustments or other actions reasonably required to maintain the Performance-Vesting RSUs subject to substantially equivalent terms, conditions and performance goals and objectives.

        None of Nalco's directors hold any Performance-Vesting RSUs.

  Change of Control Agreements

        Nalco is party to Change of Control Agreements with each of its executive officers, other than Mr. Bell, who is no longer employed by Nalco, which we refer to as the Change of Control Agreements, which provide for the following benefits in connection with a change of control of Nalco:

  •
  acceleration of vesting of all unvested stock options and Time-Vesting RSUs granted under Nalco's 2004 Stock Incentive Plan in connection with the consummation of the change of control, so that such options become vested and exercisable as of the time immediately prior to the change of control and such Time-Vesting RSUs become vested and are settled for shares of Nalco common stock as of the time immediately prior to the change of control; and

  •
  acceleration of vesting of unvested Performance-Vesting RSUs granted under Nalco's 2004 Stock Incentive Plan, in the event of a termination of the applicable executive officer's employment either by Nalco without "cause" or by the executive officer for "good reason" (each term as defined in the Change of Control Agreements) within 90 days prior to, or two years following, a change of control, on a pro-rated basis to reflect the period of time between the grant of the applicable Performance-Vesting RSU and the change of control in relation to the entire vesting period of such award.

        For purposes of the Change of Control Agreements, "good reason" is generally defined to mean any of the following events: (i) a reduction in the executive officer's base salary or total aggregate compensation by more than 10%, or (ii) solely with respect to Mr. Fyrwald and Ms. Mikells, a material diminution in the executive officer's responsibilities, and in the case of either (i) or (ii), other than as a result of a change in expatriate status.

  Non-Plan Inducement Stock Options and Time-Vesting RSUs

        Nalco granted certain awards to Mr. Fyrwald outside of Nalco's 2004 Stock Incentive Plan in connection with his hiring in March 2008, which we refer to as the Inducement Awards, including:

  •
  150,000 non-qualified stock options that vested with respect to 50% of the options on March 6, 2011 and are scheduled to vest with respect to the remaining 50% of the options on March 6, 2012, which we refer to as the Grant A Inducement Options;

  •
  40,000 non-qualified stock options that vested with respect to 75% of the options in equal installments on December 31, 2008, 2009 and 2010, respectively, and are scheduled to vest with respect to the remaining 25% of the options on December 31, 2011, which we refer to as the Grant B Inducement Options; and

  •
  200,000 Time-Vesting RSUs that vested with respect to 50% of the Time-Vesting RSUs on March 6, 2011 and are scheduled to vest with respect to the remaining 50% of the Time-Vesting RSUs on March 6, 2012, which we refer to as the Inducement RSUs.

        The Inducement Awards are not covered by, and their vesting would not be accelerated pursuant to, Mr. Fyrwald's Change of Control Agreement. The Grant A Inducement Options will vest upon the consummation of the merger, pursuant to their terms. The Grant B Inducement Options will not vest upon the consummation of the merger or upon any termination of Mr. Fyrwald's employment. The Inducement RSUs will not vest upon the consummation of the merger, but will vest upon a termination of Mr. Fyrwald's employment either by Nalco without "cause" or by Mr. Fyrwald for "good reason" (each as defined in the Inducement RSU award agreement). All of the Inducement Awards, whether vested or unvested, will be converted into awards with respect to Ecolab common stock, as described above.

  Transition Performance-Vesting RSUs

        Nalco granted 56,180 Performance-Vesting RSUs to Mr. Flitman under Nalco's 2004 Stock Incentive Plan in connection with his hiring in August 2008, which we refer to as the Flitman Transition Performance-Vesting RSUs, that were scheduled to vest, subject to the satisfaction of performance conditions, following the completion of the three year performance period ending December 31, 2011. The Flitman Transition Performance-Vesting RSUs will, pursuant to their terms, vest upon the consummation of the merger assuming "target" performance.

        Nalco granted 13,966 Performance-Vesting RSUs to Mr. Melin under Nalco's 2004 Stock Incentive Plan in connection with his hiring in August 2008, which we refer to as the Melin Performance-Vesting RSUs, that were scheduled to vest, subject to the satisfaction of performance conditions, following the completion of the three year performance period ending December 31, 2011. In the event of a termination of Mr. Melin's employment by Nalco without "just cause" (as defined in the award agreement) at any time, the Melin Performance-Vesting RSUs will vest in full, pursuant to their terms. In the event that Mr. Melin terminates his employment for "good reason" (as defined in the Change of Control Agreements) within 90 days prior to, or two years following, a change of control, the Melin

Performance-Vesting RSUs will vest on a pro-rated basis to reflect the period of time between the grant of the applicable Performance-Vesting RSU and the change of control in relation to the entire vesting period of such award, pursuant to Mr. Melin's Change of Control Agreement.

  Exemption from Section 16(b) of the Exchange Act

        Prior to the effective time of the merger, each of Ecolab and Nalco will take all steps that may be required to cause any dispositions of Nalco equity securities (including derivative securities with respect to Nalco common stock) or acquisitions of Ecolab equity securities (including derivative securities with respect to Ecolab common stock) resulting from the transactions contemplated by the merger agreement by each director and executive officer of Nalco who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

  Severance Agreements

        Nalco is party to severance agreements with each of its executive officers, other than Mr. Bell who is no longer employed by Nalco, which we refer to as the Severance Agreements. These Severance Agreements provide for the following payments and benefits in the event an executive officer's employment is terminated by Nalco without "cause" or by the executive officer for "good reason" (each term as defined in the Severance Agreements):

  •
  a lump-sum cash severance payment equal to (i) two times the sum of the executive officer's base salary and target bonus in effect as of the termination date, in the case of Mr. Fyrwald, or (ii) 1.5 times the sum of the executive officer's base salary and target bonus in effect as of the termination date, in the case of each other executive officer, payable six months and one day following the date of termination of employment (subject to certain exceptions);

  •
  payment of a pro rata share (through the date of termination) of the executive officer's bonus for the year of termination, based on actual performance over the entire performance period, payable on or before March 15 of the year following termination of employment or, to the extent required by Section 409A of the Code, six months and one day following the date of termination of employment;

  •
  continuation of medical and dental benefits for a period of 18 months following termination of employment at the active employee rate; and

  •
  outplacement services of up to $25,000 during the 24-month period following termination of employment.

        In the event an executive officer's employment is terminated by Nalco for cause or by the executive officer other than for good reason, the executive officer is not entitled to any payments or benefits under the Severance Agreement.

        As a condition of receipt of the above payments and benefits, the executive officer must sign a general release in favor of Nalco which releases Nalco from all future claims, and the executive officer must continue to comply with the confidentiality and the two-year non-compete and non-solicit provisions in the agreement.

        For purposes of the Severance Agreements, "good reason" is generally defined to mean any of the following events: (i) a reduction in the executive officer's base salary or total aggregate compensation by more than 10%, or (ii) solely with respect to Mr. Fyrwald and Ms. Mikells, a material diminution in the executive officer's responsibilities, and in the case of either (i) or (ii), other than as a result of a change in expatriate status. Solely with respect to Ms. Mikells, "good reason" is also defined to mean a relocation of more than 50 miles from the Chicago metropolitan area, including the collar counties.

  Non-Qualified Deferred Compensation

        Nalco maintains the Management Benefit Protection Trust, which we refer to as the Rabbi Trust, pursuant to which Nalco funds certain non-qualified deferred compensation obligations for its employees, including certain of its executive officers. According to the terms of the Rabbi Trust, within five days following a change of control, the trustee must pay to all trust beneficiaries, in a lump sum, an amount equal to certain accrued and unpaid benefits (other than death benefits) as of the last day of the immediately preceding calendar year. Accrued and unpaid benefits under the Rabbi Trust as of December 31, 2010, the payment of which would be accelerated in connection with the consummation of the merger include amounts due to Messrs. Bell, Fyrwald, Flitman, Johnson, Melin and Taylor, Dr. Ramesh and Ms. Kauffman. Messrs. Bell, Fyrwald, Flitman, Johnson, Melin and Taylor, Dr. Ramesh and Ms. Kauffman are fully vested, irrespective of the merger, in all amounts that would be accelerated in connection with the merger.

  New Management Arrangements

        As of the date of this joint proxy statement/prospectus, neither Nalco nor Ecolab has entered into any employment agreements with Nalco's executive officers in connection with the merger, and Nalco has not amended or modified any existing Change of Control Agreements, Severance Agreements or other arrangements with management. Ecolab expects that, upon the completion of the merger, Mr. Fyrwald will become president of Ecolab and will continue to oversee the former Nalco business operations. Ecolab also expects that certain other members of Nalco's senior management will become members of the senior management of the combined company after the merger.

  Directors' and Officers' Indemnification and Insurance

        From and after the effective time of the merger and subject to certain limitations described in the merger agreement, the surviving entity will (i) indemnify and hold harmless, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of Nalco and its subsidiaries (in all of their capacities) (a) to the same extent such directors and officers are indemnified or exculpated or have the right to advancement of expenses as of the date of the merger agreement by Nalco pursuant to Nalco's organizational documents and indemnification contracts, if any, in existence on the date of the merger agreement with such directors and officers and (b) without limitation to clause (a), to the fullest extent permitted by law, (ii) honor the provisions regarding elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in Nalco's organizational documents immediately prior to the effective time of the merger and (iii) maintain for a period of six years after the effective time of the merger policies of directors' and officers' liability insurance and fiduciary liability insurance covering each person covered by Nalco's current directors' and officers' insurance policies as of the effective time of the merger, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current directors' and officers' insurance policies, with respect to claims arising from facts or events that occurred on or before the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement.

  Benefit Arrangements with the Combined Company

        The merger agreement requires Ecolab and its subsidiaries (including the combined company and its subsidiaries) to honor all benefit plans and compensation arrangements and agreements of Nalco (including the Change of Control Agreements and Severance Agreements with Nalco's executive officers) in accordance with their terms as in effect immediately before the effective time of the merger.

  Quantification of Payments and Benefits

        The following tables show the amounts of payments and benefits that each executive officer of Nalco would receive in connection with the merger, assuming the consummation of the merger occurred on November 15, 2011, and the employment of the executive officer was terminated by the combined company without cause or by the executive officer for good reason on such date.

        The first table below, titled "Potential Change of Control Payments to Named Executive Officers," along with its footnotes, shows the compensation payable to Nalco's chief executive officer, current and former chief financial officers and the three other most highly compensated executive officers, as determined for purposes of its most recent annual proxy statement, and is subject to an advisory vote of Nalco's stockholders, as described under the section titled "—Advisory Vote on Golden Parachutes" below.

        The second table below, titled "Potential Change of Control Payments to Other Executive Officers," along with its footnotes, shows the compensation payable to Nalco's other executive officers and is not subject to an advisory vote. Although the rules of the SEC do not require the second table, it has been included so that quantification of the potential change of control payments and benefits that could be received by all of Nalco's executive officers is presented in a uniform manner.

        Compensation payable in respect of outstanding unvested stock options, Time-Vesting RSUs and Performance-Vesting RSUs held by Nalco's executive officers is included in the first and second tables below, titled "Potential Change of Control Payments to Named Executive Officers" and "Potential Change of Control Payments to Other Executive Officers," respectively.

Potential Change of Control Payments to Named Executive Officers
Name	Cash ($)(1)	Equity ($)(2)	Pension/ Non-Qualified Deferred Compensation(3)	Perquisites/ Benefits($)(4)	Tax Reimbursements(5)	Other(6)	Total ($)
J. Erik Fyrwald	$4,630,274	$20,754,406	0	$18,045	0	$25,000	$25,427,725
Kathryn A. Mikells	2,007,653	3,205,066	0	18,144	0	25,000	5,255,863
David E. Flitman	1,623,837	4,908,847	0	18,144	0	25,000	6,575,828
David Johnson	1,522,829	3,605,777	0	11,486	0	25,000	5,165,092
Eric G. Melin	1,357,215	2,870,644	0	11,431	$444,098	116,316	4,799,704
Bradley J. Bell	0	0	0	0	0	0	0

(1)
As described above, the cash payments for the named executive officers, other than Mr. Bell, who is no longer employed by Nalco, consist of (a) a lump-sum severance payment equal to two times, in the case of Mr. Fyrwald, and 1.5 times, in the case of each other named executive officer, the sum of base salary and target bonus for the fiscal year of termination, payable six months and one day following termination of employment (subject to certain exceptions), and (b) payment of a pro rata share of the executive's bonus for the year of termination, reflecting actual performance for the entire performance period, payable on or before March 15 of the year following termination of employment, or to the extent necessary to comply with Section 409A, six months and one day following termination of employment, in each case subject to a release of claims against Nalco and compliance with certain restrictive covenants. Accordingly, these payments are "double-trigger" as they will only be payable in the event of a termination of employment by Nalco without cause or by the named executive officer for good reason following the consummation of the merger during the term of the Severance Agreements described above, which have an initial term through December 31, 2012, subject to automatic renewal for a subsequent period of two years unless terminated by either party. These payments are based on the compensation and benefit levels in effect on October 3, 2011; therefore, if compensation and benefit levels are increased after October 3, 2011, actual payments to a named executive officer may be greater than those provided for above. Mr. Johnson's cash benefits reflect a conversion of his salary in Swiss Franc to US dollars based on an assumed conversion of SFr. 1 to US $ 1.34885.

The amounts of the respective components are:

	Cash Severance ($)
Name	Salary Component ($)	Bonus Component ($)	Pro Rata Target Bonus ($)
J. Erik Fyrwald	$1,900,000	$1,900,000	$830,274
Kathryn A. Mikells	918,000	688,500	401,153
David E. Flitman	742,500	556,875	324,462
David Johnson	750,635	487,913	284,282
Eric G. Melin	669,000	434,850	253,365
Bradley J. Bell	0	0	0
(2)
As described above, the equity amounts include the accelerated vesting of unvested stock options, Time-Vesting RSUs and Performance-Vesting RSUs (including the Flitman Transition Performance-Vesting RSUs) which, in each case, is "single-trigger" in that it will occur immediately upon consummation of the merger, whether or not employment is terminated, and in the case of stock options and Time-Vesting RSUs, will result in such options becoming vested and immediately exercisable as of the time immediately prior to the change of control and will result in such RSUs becoming vested and being settled for shares of Nalco common stock immediately prior to the change of control. The following table shows the amounts in this column attributable to the three types of single-trigger awards:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Consideration from Unvested Stock Options ($)	No. of Shares Underlying Time-Vesting RSUs	Resulting Consideration from Time-Vesting RSUs ($)	No. of Shares Underlying Performance- Vesting RSUs	Resulting Consideration from Performance- Vesting RSUs ($)
J. Erik Fyrwald	341,834	$5,402,815	107,657	$3,905,796	0	0
Kathryn A. Mikells	100,516	677,547	64,734	2,348,550	0	0
David E. Flitman	44,751	698,988	20,096	729,083	56,180	$2,038,210
David Johnson	28,221	438,352	62,686	2,274,248	0	0
Eric G. Melin	37,483	611,416	16,303	591,473	0	0
Bradley J. Bell	0	0	0	0	0	0

Since the value of the merger consideration is not fixed, pursuant to applicable SEC rules Nalco has determined the value of unvested stock options, Time-Vesting RSUs and Performance-Vesting RSUs (including the Flitman Transition Performance-Vesting RSUs) based on the average closing price of Nalco shares over the first five trading days following public announcement of the merger, or $36.28 and has assumed that each named executive officer will exercise each of his or her options at such price, for purposes of this table. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this joint proxy statement/prospectus and November 15, 2011 notwithstanding the merger; however, depending on when consummation of the merger occurs, certain stock options, Time-Vesting RSUs and Performance-Vesting RSUs shown as unvested in the table may become vested in accordance with their terms without regard to the merger. The table above shows the amounts in the column attributable to the Performance-Vesting RSUs, assuming achievement of performance goals with respect to the Performance-Vesting RSUs at "target" performance, in accordance with their terms. The table above does not include any grants of awards which may occur following the date of this joint proxy statement/prospectus.

As described above, the equity amounts also include the accelerated vesting of both (i) a pro rata portion of unvested Performance-Vesting RSUs (including Mr. Melin's Transition Performance-Vesting RSUs) and (ii) Mr. Fyrwald's Inducement RSUs. These payments are "double-trigger" as they will only be payable in the event of a termination of employment by Nalco without cause or by the named executive officer for good reason within 90 days prior to, or two years following, the consummation of the merger with respect to Performance-Vesting RSUs (including Mr. Melin's Transition Performance-Vesting RSUs), and anytime following the consummation of the merger with respect to the Inducement RSUs. All payments with respect to the Performance-Vesting RSUs will be made following the end of the applicable performance period notwithstanding any prior termination of employment. The following table shows the amounts in the column attributable to the Performance-Vesting RSUs, assuming achievement of performance goals with respect to the Performance-Vesting RSUs at "target."

Name	No. of Shares Underlying Performance- Vesting RSUs	Resulting Consideration from Performance- Vesting RSUs ($)	No. of Shares Underlying Inducement RSUs	Resulting Consideration from Inducement RSUs ($)
J. Erik Fyrwald	215,485	$7,817,796	100,000	$3,628,000
Kathryn A. Mikells	4,933	178,969	0	0
David E. Flitman	39,762	1,442,565	0	0
David Johnson	24,619	893,177	0	0
Eric G. Melin	45,969	1,667,755	0	0
Bradley J. Bell	0	0	0	0

As described above, under applicable SEC rules, since the value of the merger consideration is not a fixed dollar amount, the value of Performance-Vesting RSUs and Inducement RSUs used in the table above is based on the average closing price of Nalco shares over the first five trading days following public announcement of the merger, or $36.28. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this joint proxy statement/prospectus and November 15, 2011 notwithstanding the merger; however, depending on when consummation of the merger occurs, certain Performance-Vesting RSUs and Inducement RSUs shown as unvested in the table may become vested in accordance with their terms without regard to the merger. The table above does not include any grants of Performance-Vesting RSUs which may occur following the date of this joint proxy statement/prospectus.

(3)
As described above, Nalco maintains the Rabbi Trust, pursuant to which Nalco funds certain non-qualified deferred compensation obligations for its employees, including certain of its executive officers. According to the terms of the Rabbi Trust, within five days following a change of control, the trustee must pay to all trust beneficiaries, in lump sum, an amount equal to certain accrued and unpaid benefits (other than death benefits) as of the last day of the immediately preceding calendar year. Amounts to be distributed include $244,643 to Mr. Fyrwald, $ 73,192 to Mr. Flitman, $72,091 to Mr. Johnson, $62,818 to Mr. Melin and $209,767 to Mr Bell. These amounts are not reflected in the tables above as they are fully-vested pursuant to their terms.

(4)
As described above, upon termination of employment either by Nalco without cause or by the executive officer for good reason, the executive officer is entitled to 18 months' continuation of medical and dental benefit coverage at the active employee rate. These benefits are "double-trigger" as they will only be payable in the event of a termination of employment following the consummation of the merger. The estimated value of this benefit is displayed above.

(5)
Nalco anticipates the obligation to make certain gross-up payments with respect to Mr. Melin to put him in the same position he would have been in if he was not subject to non-US taxation as an expatriate in Shanghai, China. The aggregate estimated value of these gross-up payments is $444,098, which is reflected in the table above. This estimate assumes that all potential change of control payments listed above (excluding the tax-equalization amount) would be eligible for a payment equal to 10.196% of the amount equalized.

(6)
As described above, upon termination of employment either by Nalco without cause or by the executive officer for good reason, the executive officer, other than Mr. Bell, is entitled to outplacement services for up to 24 months following termination of employment and up to $25,000. These benefits are "double-trigger" as they will only be payable in the event of a termination of employment following the consummation of the merger. The maximum value of this benefit is displayed above. In addition, in the event of an involuntary termination of Mr. Melin's employment, Mr. Melin is entitled to reimbursement for certain repatriation expenses in accordance with Nalco's Global Expatriate Assignment Policy. The aggregate estimated value of these repatriation reimbursements is $91,316, which is reflected in the table above.

Potential Change of Control Payments to Other Executive Officers
Name	Cash ($)(1)	Equity($) (2)	Pension/Non- Qualified Deferred Compensation (3)	Perquisites /Benefits ($)(4)	Other (5)	Total ($)
Mary Kay Kaufmann	$830,279	$1,098,948	0	$18,083	$25,000	$1,972,310
Dr. Manian Ramesh	875,958	1,507,137	0	11,822	25,000	2,419,917
Steve M. Taylor	1,476,216	3,977,244	0	15,600	25,000	5,494,060

(1)
As described above, the cash payments for the executive officers consist of (a) a lump-sum severance payment equal to 1.5 times the sum of base salary and target for the fiscal year of termination, payable six months and one day following termination of employment (subject to certain exceptions), and (b) payment of a pro rata share of the executive's bonus for the year of termination, reflecting actual performance for the entire performance period and payable on or before March 15 of the year following termination of employment, in each case subject to a release of claims against Nalco and compliance with certain restrictive covenants. Accordingly, these payments are "double-trigger" as they will only be payable in the event of a termination of employment by Nalco without cause or by the executive officer for good reason following the consummation of the merger during the term of the Severance Agreements described above, which have an initial term through December 31, 2012, subject to automatic renewal for a subsequent period of two years unless terminated by either party. These payments are based on the compensation and benefit levels in effect on October 3, 2011; therefore, if compensation and benefit levels are increased after October 3, 2011, actual payments to an executive officer may be greater than those provided for above.

The amounts of the respective components are:

	Cash Severance ($)
			Pro Rata Target Bonus ($)
	Salary Component ($)	Bonus Component ($)
Name
Mary Kay Kaufmann	$463,500	$231,750	$135,029
Dr. Manian Ramesh	489,000	244,500	142,458
Steve M. Taylor	675,000	506,250	294,966
(2)
As described above, the equity amounts include the accelerated vesting of unvested stock options and Time-Vesting RSUs which, in each case, is "single-trigger" in that it will occur immediately upon consummation of the merger, whether or not employment is terminated and will result in such options becoming vested and immediately exercisable as of the time immediately prior to the change of control and will result in such RSUs becoming vested and being settled for shares of Nalco common stock immediately prior to the change of control. The following table shows the amounts in this column attributable to the two types of awards:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Consideration from Unvested Stock Options ($)	No. of Shares Underlying Time-Vesting RSUs	Resulting Consideration from Time-Vesting RSUs ($)
Mary Kay Kaufmann	16,949	$264,653	7,785	$282,440
Dr. Manian Ramesh	21,814	365,187	10,184	369,476
Steve M. Taylor	37,574	568,049	65,252	2,367,343

As described above, under applicable SEC rules, since the value of the merger consideration is not a fixed dollar amount, the value of unvested stock options and Time-Vesting RSUs used in the table above is based on the average closing price of Nalco shares over the first five trading days following public announcement of the merger, or $36.28 and assumes that each executive officer will exercise each of his or her options at such price. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this joint proxy statement/prospectus and November 15, 2011, notwithstanding the merger; however, depending on when consummation of the merger occurs, certain stock options and Time-Vesting RSUs shown as unvested in the table may become vested in accordance with their terms without regard to the merger. The table above does not include any grants of awards which may occur following the date of this joint proxy statement/prospectus.

As described above, the equity amounts also include the accelerated vesting of unvested Performance-Vesting RSUs. These payments are "double-trigger" as they will only be payable in the event of a termination of employment by Nalco without cause or by the executive officer for good reason within 90 days prior to, or two years following, the consummation of the merger. All payments with respect to the Performance-Vesting RSUs will be made following the end of the applicable performance period notwithstanding any prior termination of employment. The following table shows the amounts in this column attributable to the Performance-Vesting RSUs, assuming achievement of performance goals with respect to the Performance-Vesting RSUs at "target:"

Name	No. of Shares Underlying Performance- Vesting RSUs	Resulting Consideration from Performance- Vesting RSUs ($)
Mary Kay Kaufmann	15,211	$551,855
Dr. Manian Ramesh	21,292	772,474
Steve M. Taylor	28,717	1,041,853

As described above, under applicable SEC rules, since the value of the merger consideration is not a fixed dollar amount, the value of Performance-Vesting RSUs used in the table above is based on the average closing price of Nalco shares over the first five trading days following public announcement of the merger, or $36.28. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this joint proxy statement/prospectus and November 15, 2011 notwithstanding the merger; however, depending on when consummation of the merger occurs, certain Performance-Vesting RSUs shown as unvested may become vested in accordance with their terms without regard to the merger. The table above does not include any grants of Performance-Vesting RSUs which may occur following the date of this joint proxy statement/prospectus.

(3)
As described above, Nalco maintains the Rabbi Trust, pursuant to which Nalco funds certain non-qualified deferred compensation obligations for its employees, including certain of its executive officers. According to the terms of the Rabbi Trust, within five days following a change of control, the trustee must pay to all trust beneficiaries, in a lump sum, an amount equal to certain accrued and unpaid benefits (other than death benefits) as of the last day of the immediately preceding calendar year. Amounts to be distributed under the Rabbi Trust include $561,268 to Ms. Kaufmann, $519,252 to Dr. Ramesh and $29,596 to Mr. Taylor. These amounts are not reflected in the tables above as they are fully vested pursuant to their terms.

(4)
As described above, upon termination of employment either by Nalco without cause or by the executive officer for good reason, the executive officer is entitled to 18 months' continuation of medical and dental benefit coverage at the active employee rate. These benefits are "double-trigger" as they will only be payable in the event of a termination of employment following the consummation of the merger. The estimated value of this benefit is displayed above.

(5)
As described above, upon termination of employment either by Nalco without cause or by the executive officer for good reason, the executive officer is entitled to outplacement services for up to 24 months following termination of employment and up to $25,000. These benefits are "double-trigger" as they will only be payable in the event of a termination of employment following the consummation of the merger. The maximum value of this benefit is displayed above.

  Advisory Vote on Golden Parachutes

        In accordance with Section 14A of the Exchange Act, Nalco is providing its stockholders with the opportunity to cast a non-binding advisory vote on the compensation that may be payable to its named executive officers in connection with the merger. As required by those rules, Nalco is asking its stockholders to vote on the adoption of the following resolution:

        "RESOLVED, that the compensation that may be paid or become payable to Nalco's named executive officers in connection with the merger, as disclosed in the table titled "Potential Change of Control Payments to Named Executive Officers" on page 120, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED."

        THE NALCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THIS PROPOSAL.

        The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on Nalco nor on the combined company. Accordingly, because Nalco is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the merger proposal is approved and regardless of the outcome of the advisory vote.

        Stockholders who hold shares representing a majority of the issued and outstanding shares of Nalco common stock entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Nalco special meeting. Abstentions and broker non-votes will be included in the calculation of the number of shares of Nalco commons stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

        The affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock present in person or represented by proxy at the Nalco special meeting and entitled to vote on the proposal is required to approve the advisory resolution on executive compensation payable in connection with the merger.

        If you fail to instruct your broker, bank or other nominee to vote or fail to vote, it will have no effect on the advisory resolution on executive compensation payable in connection with the merger, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the advisory resolution on executive compensation payable in connection with the merger.

Board of Directors and Management Following the Merger

        The merger agreement provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. In accordance with the merger agreement, current Nalco directors Paul J. Norris, Daniel S. Sanders and Mary M. VanDeWeghe are expected to join the Ecolab board of directors as of the effective time of the merger.

        Ecolab expects that, upon completion of the merger, Erik Fyrwald, Nalco's chairman, president and chief executive officer, will become the president of Ecolab and will continue to oversee the former Nalco business operations. Ecolab also expects that certain other members of Nalco's senior management will become members of the senior management of the combined company after the merger.

Regulatory Clearances Required for the Merger

        Ecolab and Nalco have each agreed to take actions in order to obtain the regulatory clearances required to consummate the merger.

        Regulatory clearance includes expiration or termination of the required waiting period under the HSR Act, following required notifications and review by the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice. On August 17, 2011, each of Ecolab and Nalco filed its notification under the HSR Act. On August 26, 2011, the Federal Trade Commission notified Ecolab and Nalco of the early termination of the waiting period under the HSR Act.

        Ecolab and Nalco each conduct business in Member States of the European Union, which we refer to as the EU. The merger has an EU dimension and falls within the scope of the EU Merger Regulation 139/2004, which we refer to as the EUMR. As a result, Ecolab and Nalco are required to make a merger notification to the European Commission. At the end of August 2011, Ecolab initiated contact with the European Commission and, on October 4, 2011, Ecolab submitted its formal notification to the European Commission. The European Commission review process determines whether the proposed merger is compatible with the European internal market. If, following a preliminary Phase I investigation of 25 working days (which may be extended in certain circumstances), the European Commission determines that the merger does not significantly impede effective competition in the internal market (or in a substantial part of it), it will be declared compatible with the internal market. Absent an in-depth Phase II investigation, the review period under the EUMR is expected to expire on November 10, 2011.

        Ecolab and Nalco have also submitted notifications with competition authorities in other jurisdictions, including Australia, Canada, China, Colombia, Mexico, Russia, South Korea and Turkey. We have received clearances without imposed conditions from Australia, Canada, Mexico, Russia, South Korea and Turkey and have responded to requests for additional information from regulatory authorities in certain other jurisdictions. While Ecolab and Nalco expect to obtain all required regulatory clearances, we cannot assure you that these regulatory clearances will be obtained, that all required clearances will be obtained prior to the special stockholder meetings or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

Dividend Policy

        Ecolab and Nalco have historically paid quarterly dividends to their respective stockholders. Ecolab and Nalco may continue to make their regular quarterly cash dividends consistent with past practices without the other party's consent. Ecolab and Nalco have agreed in the merger agreement to reasonably coordinate with each other regarding the declaration and payment of dividends with respect to the shares of Ecolab and Nalco common stock and the record dates and payment dates relating thereto such that (i) no holder of Ecolab common stock or Nalco common stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Ecolab common stock or Nalco common stock, including shares of Ecolab common stock issued in connection with the merger, and (ii) the quarterly payments of dividends to the holders of Ecolab's common stock will be made substantially in accordance with Ecolab's historical quarterly dividend payment schedule. Ecolab and Nalco expect to make additional public announcements from time to time prior to the completion of the merger with respect to the timing of the payment of dividends to their respective stockholders.

Listing of Ecolab Common Stock

        It is a condition to the completion of the merger that the shares of Ecolab common stock to be issued pursuant to the merger be authorized for listing on the NYSE, subject to official notice of issuance. Presently, Ecolab intends to issue treasury shares previously authorized for listing on the NYSE to Nalco stockholders. Accordingly, no further action may be required to authorize shares to be issued for listing on the NYSE. Following consummation of the merger, Ecolab common stock will remain listed on the NYSE.

De-Listing and Deregistration of Nalco Common Stock

        Upon completion of the merger, the Nalco common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Appraisal Rights

        Pursuant to Section 262, Nalco stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 may have the right to seek appraisal of the fair value of such shares as determined by the Delaware Court of Chancery if the merger is completed. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration.

        Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Nalco common stock that have not been surrendered for payment for which you would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Ecolab common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the fair value of those shares as determined by the Delaware Court of Chancery. Merger Subsidiary reserves the right to take the position that appraisal may only be sought with respect to shares described in the two preceding sentences of this paragraph, and may not be exercised with respect to any shares as to which stock was received.

        Whether or not a stockholder will be required to accept cash for their shares in the merger will not be known until after the vote on the merger. However, stockholders who wish to preserve any appraisal rights they may have must so advise Nalco prior to the vote on the merger. In addition to submitting a demand for appraisal, in order to preserve any appraisal rights you may have, you must not vote in favor of the merger agreement, must not surrender your shares for payment of the merger consideration, and must otherwise follow the procedures prescribed by Section 262. In view of the complexity of Section 262, Nalco stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. For a summary of the material provisions of Section 262 required to be followed by Nalco stockholders wishing to demand and perfect appraisal rights, please read the section titled "Appraisal Rights" beginning on page 183.

Litigation Related to the Merger

        Following the announcement of the merger, four purported stockholders of Nalco filed putative class action lawsuits against the members of Nalco's board of directors and Ecolab, among other defendants, in the Circuit Court of the Eighteenth Judicial Circuit, DuPage County, State of Illinois. On September 7, 2011, the court consolidated the four putative class action lawsuits into the action Mozenter v. Nalco Holding Co., et al., No. 2011MR001043, which we refer to as the consolidated action. On September 21, 2011, the plaintiffs in the consolidated action filed a consolidated amended complaint. The consolidated amended complaint alleges, among other things, that the planned merger transaction is the result of an unfair and inadequate process, that the consideration to be received by Nalco stockholders in the merger is inadequate, that this joint proxy statement/prospectus (as filed in preliminary form on August 31, 2011) contained misstatements and omissions and that the members of Nalco's board of directors breached their fiduciary duties to Nalco stockholders. The consolidated amended complaint additionally alleges that Nalco, Ecolab and Merger Subsidiary aided and abetted the Nalco board of directors in their alleged breach of fiduciary duties. The consolidated action seeks, among other things, injunctive relief enjoining Ecolab and Nalco from proceeding with the merger.

        On October 24, 2011, the parties to the consolidated action reached an agreement in principle regarding settlement of the consolidated action, which we refer to as the settlement. Under the settlement, the consolidated action will be dismissed with prejudice on the merits and all defendants will be released from any and all claims relating to, among other things, the merger and any related disclosures. The settlement is subject to customary conditions, including consummation of the merger, class certification for settlement purposes only and final approval by the court.

        In exchange for the releases provided in the settlement, Ecolab and Nalco have provided additional disclosure requested by plaintiffs in the consolidated action related to, among other things, the negotiations between Ecolab and Nalco that resulted in the execution of the merger agreement, the financial forecasts of Ecolab and Nalco, the opinions provided by Ecolab's and Nalco's respective financial advisors in connection with the merger and the fees paid to those advisors by Ecolab and Nalco over the past two years.

        The settlement will not affect any provision of the merger agreement or the form or amount of the consideration to be received by Nalco stockholders in the merger. The parties have agreed that the plaintiffs may apply to the court for an award of attorneys' fees and reimbursement of expenses, which, under certain circumstances, defendants have agreed not to oppose.

        The defendants in the consolidated action have denied and continue to deny any wrongdoing or liability with respect to the claims, events and transactions complained of in the foregoing litigation or that they have engaged in any wrongdoing, and the settlement includes an express disclaimer of any acknowledgement of wrongdoing or liability by the defendants. The defendants have entered into the settlement to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.

THE MERGER AGREEMENT

        This section of this joint proxy statement/prospectus describes the material provisions of the merger agreement, which is included as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. This summary may not contain all of the information about the merger agreement that is important to you. Ecolab and Nalco urge you to read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about Ecolab or Nalco. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by certain confidential disclosures made by the parties to each other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement, which disclosures are not reflected in the merger agreement itself. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the United States federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of Ecolab and Nalco file with the SEC and the other information in this joint proxy statement/prospectus. Please see the section titled "Where You Can Find More Information" beginning on page 195 of this joint proxy statement/prospectus.

 The Merger

        The merger agreement provides for the merger of Nalco with and into Merger Subsidiary upon the terms, and subject to the conditions, of the merger agreement. As the surviving entity, Merger Subsidiary will survive the merger and continue to exist as a wholly-owned subsidiary of Ecolab. Unless the parties otherwise agree, the effective time of the merger will occur no later than the second business day after all conditions to completion of the merger have been satisfied or waived. The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware (or at a later time, if agreed upon by the parties and specified in the certificate of merger filed with the Secretary of State of the State of Delaware). The closing of the merger will take place on the date when the effective time is to occur. Each of Ecolab and Nalco expects to complete the merger as promptly as practicable after Nalco stockholders approve the merger proposal and Ecolab stockholders approve the share issuance proposal, subject to the satisfaction or waiver of the other conditions to completion of the merger.

Directors and Officers

        The merger agreement provides that the directors of Merger Subsidiary immediately prior to the effective time of the merger will be the initial directors of the surviving entity after the merger and will hold their positions until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the surviving entity's certificate of incorporation and bylaws or as otherwise provided by applicable law or as otherwise provided by applicable law.

        Upon completion of the merger, the officers of Nalco immediately prior to the effective time of the merger will be the initial officers of the surviving entity after the merger and will hold their positions until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving entity's certificate of incorporation and bylaws or as otherwise provided by applicable law.

        The merger agreement further provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. The merger agreement further provides that Nalco will select three of its current directors for the positions on the Ecolab board of directors, with one director assigned to each of the three director classes under Ecolab's classified board of directors, subject to acceptance by Ecolab in accordance with its regular corporate governance procedures, which include a review of the qualifications and fit of the nominee, as well as potential conflicts of interest and similar considerations. Such directors will hold their positions until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the restated certificate of incorporation and bylaws of Ecolab or as otherwise provided by applicable law.

Merger Consideration

        In the merger, each share of Nalco common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by Ecolab, Nalco or any of their respective wholly-owned subsidiaries and shares in respect of which appraisal rights have been properly exercised and not withdrawn, will be converted into the right to receive, at the election of the stockholder, subject to certain proration and reallocation procedures described below, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive a cash payment in lieu of any fractional shares of Ecolab common stock they otherwise would have received in the merger equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the closing Ecolab stock price.

        Under the merger agreement, approximately 70% of the issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. In order to achieve this 70%/30% stock-cash mix of consideration, the merger agreement provides for pro-rata adjustments to and reallocation of the stock and cash elections made by Nalco stockholders, as well as the allocation of consideration to be paid with respect to Nalco shares owned by stockholders who fail to make an election. Accordingly, each Nalco stockholder may receive a combination of cash and shares of Ecolab common stock that is different from what that stockholder elected, depending on the elections made by other Nalco stockholders. Each Nalco stockholder who elects to receive Ecolab common stock for all of their shares in the merger may receive a portion of their consideration in cash, but will receive Ecolab common stock in exchange for at least 70% of their Nalco shares. Each Nalco stockholder who elects to receive cash for all of their shares in the merger may receive a portion of their consideration in Ecolab common stock, but will receive cash in exchange for at least 30% of their Nalco shares.

        Depending on the elections made by other Nalco stockholders, Nalco stockholders who elect to receive Ecolab common stock for all of their shares in the merger may receive a portion of their consideration in cash, and Nalco stockholders who elect to receive cash for all of their shares in the merger may receive a portion of their consideration in Ecolab common stock. Nalco stockholders who elect to receive a combination of Ecolab common stock and cash for their shares in the merger may receive Ecolab common stock and cash in a proportion different from that which they elected. The merger agreement also provides for the allocation of consideration to be paid with respect to shares owned by Nalco stockholders who fail to make an election. If the closing Ecolab stock price is less than $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive cash. If the closing Ecolab stock price is greater than $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive stock. If the closing Ecolab stock price is equal to $55.39, then any Nalco stockholder who has not made an election will receive Ecolab common stock or cash or a combination of both, as necessary to achieve the 70%/30% stock-cash mix as described above.

        Based on the estimated number of shares of Nalco common stock and Ecolab common stock outstanding on October 11, 2011, the record date for the special meetings, we estimate that Nalco stockholders will own approximately 22.7% of the outstanding shares of Ecolab common stock following the merger.

        On September 8, 2011, Ecolab announced that it had arranged new syndicated credit facilities totaling $3.5 billion. Ecolab expects to fund the cash component of the merger consideration and refinance Nalco's existing credit facility (collectively, approximately $2.8 billion) upon completion of the merger through commercial paper borrowings backed by its new syndicated credit facilities, or by borrowings under such facilities, and through the planned issuance prior to the completion of the merger of $500 million of private placement notes. Ecolab signed an agreement to issue and sell these private placement notes ($250 million 3.69% seven year notes and $250 million 4.32% twelve year notes) on October 27, 2011. The sale and funding of the notes is expected to be completed on November 21, 2011. Ecolab also expects to refinance a substantial portion of Nalco's other outstanding debt (currently estimated at approximately $1.7 billion) following completion of the merger. Ecolab currently expects to borrow the amounts required to refinance Nalco's other outstanding debt through commercial paper borrowings backed by its syndicated credit facilities, borrowings under such credit facilities, the issuance of publicly or privately held debt securities or a combination of the foregoing. The receipt of additional financing by Ecolab is not a condition to completion of the merger.

Stockholder Elections

        Approximately 15 business days prior to the Nalco special meeting, an election form and letter of transmittal will be mailed to each Nalco stockholder of record as of the most recent practicable date prior to the mailing date. The Nalco stockholder base will be monitored periodically from the mailing date until and including the effective time of the merger, and an election form and letter of transmittal will be mailed from time to time to each new Nalco stockholder of record. Each election form will permit that stockholder (or the beneficial owner through customary documentation and instructions) to specify the number of shares of Nalco common stock with respect to which such holder elects to receive stock consideration, the number of shares of Nalco common stock with respect to which such holder elects to receive cash consideration or that such holder makes no election with respect to such holder's shares of Nalco common stock. Nalco stockholders should return the form in the separate envelope provided.

        Election forms must be received by the exchange agent (as described below) no later than the election deadline, which is expected to be 5:00 p.m., New York City time, on the date that is five business days following the closing date of the merger, which we refer to as the election deadline. Ecolab and Nalco will publicly announce by press release the election deadline as soon as the expected closing date of the merger is determined, but you are encouraged to return your election form and letter of transmittal as promptly as practicable. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. Any shares of Nalco common stock with respect to which the exchange agent does not receive a properly completed election form prior to the election deadline will be deemed not to have made an election.

        Any election form may be revoked or changed by written notice to the exchange agent, which notice must be received by the exchange agent prior to the election deadline. In the event an election form is revoked, the shares of Nalco common stock represented by such election form will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the stockholder prior to the election deadline. Subject to the terms of the merger agreement and the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive.

Payment of the Merger Consideration and Exchange of Shares in the Merger

        Prior to the effective time of the merger, Ecolab will appoint an exchange agent reasonably acceptable to Nalco to handle the consideration elections made by Nalco stockholders and to make payment of the merger consideration as contemplated by the merger agreement. At or prior to the effective time of the merger, Ecolab will cause to be deposited in trust with the exchange agent the funds and shares sufficient to pay the merger consideration to Nalco stockholders.

        After the effective time of the merger, there will be no further registration of transfers of shares of Nalco common stock. From and after the effective time, each holder of a certificate representing shares of Nalco common stock outstanding immediately prior to the effective time will no longer have any rights with respect to such shares, except for the right to receive the merger consideration or as otherwise provided in the merger agreement or by applicable laws. Each share of Nalco common stock owned by Ecolab, Nalco or their respective direct or indirect wholly owned subsidiaries at the time of the merger will be canceled without any payment of merger consideration.

        Approximately 15 business days prior to the Nalco special meeting, an election form and letter of transmittal will be mailed to each Nalco stockholder of record as of the most recent practicable date prior to the mailing date. The Nalco stockholder base will be monitored periodically from the mailing date until and including the effective time of the merger, and an election form and letter of transmittal will be mailed from time to time to each new Nalco stockholder of record. Following the election deadline, the exchange agent will pay each stockholder their merger consideration as promptly as practicable after such stockholder has (i) surrendered their stock certificates to the exchange agent and (ii) provided to the exchange agent a signed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of any of the merger consideration, and the amount of any merger consideration paid to a stockholder may be reduced by the amount of any applicable withholding taxes. NALCO STOCKHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL AND SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

        Any Nalco stockholder who wishes to exercise appraisal rights should not submit a letter of transmittal or surrender their stock certificates to the exchange agent. Submitting a letter of transmittal or surrendering stock certificates may constitute a waiver of such stockholder's appraisal rights and may nullify any previously filed demands for appraisal. To exercise appraisal rights, a stockholder must follow the procedures prescribed Section 262. In view of the complexity of Section 262, Nalco stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. For a summary of the material provisions of Section 262 required to be followed by Nalco stockholders wishing to demand and perfect appraisal rights, please see the section titled "Appraisal Rights" beginning on page 183.

        If the exchange agent is to pay some or all of the merger consideration to a person other than the record holder, such record holder must have their certificates properly endorsed or otherwise in proper form for transfer and the transferee must pay any transfer or other taxes payable by reason of the transfer or establish to the exchange agent's satisfaction that the taxes have been paid or are not required to be paid.

        The transmittal instructions will tell stockholders what to do if they have lost their certificate, or if it has been stolen or destroyed. A stockholder will have to provide an affidavit to that fact and, if required by Ecolab, post a bond in such reasonable amount that Ecolab directs as indemnity against any claim that may be made against it in respect of the certificate, upon which the exchange agent will issue the merger consideration to be paid in respect of the shares represented by such lost, stolen or destroyed certificates.

        Ecolab stockholders need not take any action with respect to their stock certificates.

Treatment of Nalco Equity Compensation Awards

        Immediately prior to the effective time of the merger, each Director RSU will fully vest and, at the effective time of the merger, be converted into the right to receive either (a) 0.7005 shares of Ecolab common stock or (b) $38.80, in cash, without interest.

        Each Time-Vesting RSU held by certain officers of Nalco will fully vest and be settled for shares of Nalco common stock immediately prior to the effective time of the merger pursuant to change of control agreements.

        At the effective time of the merger, each outstanding Nalco stock option, whether or not then vested, will cease to represent a right to acquire shares of Nalco common stock and will be converted, without any action on the part of the holder, into an option to purchase the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock issuable upon the exercise of such Nalco stock option and the "stock award exchange ratio" rounded down to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were applicable under such Nalco stock option, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements described above. The exercise price of the converted stock options will be equal to the per share exercise price for the shares of Nalco common stock otherwise purchasable pursuant to the corresponding Nalco stock option divided by the stock award exchange ratio, rounded up to the nearest whole cent.

        At the effective time of the merger, each Time-Vesting RSU which is outstanding immediately prior to the effective time of the merger (other than, as described above, those Time-Vesting RSUs which will vest and be settled for shares of Nalco common stock as of the time immediately prior to the effective time of the merger pursuant to change of control agreements) will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Time-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on the same terms and conditions as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements.

        At the effective time of the merger, each Performance-Vesting RSU which is outstanding immediately prior to the effective time of the merger will cease to represent a right with respect to Nalco common stock and will be converted, without any action on the part of the holder, into a restricted stock unit award in respect of the number of shares of Ecolab common stock equal to the product of the number of shares of Nalco common stock subject to such Performance-Vesting RSU and the stock award exchange ratio rounded to the nearest number of whole shares of Ecolab common stock, and otherwise on substantially equivalent terms and conditions (including substantially equivalent performance goals and objectives) as were previously applicable prior to the effective time of the merger, except as otherwise provided pursuant to any applicable contract, including the Change of Control Agreements. Ecolab and Nalco will agree on any adjustments or other actions reasonably required to maintain the Performance-Vesting RSUs subject to substantially equivalent terms, conditions and performance goals and objectives.

        The "stock award exchange ratio" means the quotient obtained by dividing (a) the closing price of shares of Nalco common stock on the NYSE for the last trading day prior to the closing of the merger, by (b) the closing price of shares of Ecolab common stock on the NYSE for the last trading day prior to the closing of the merger.

Representations and Warranties

        The merger agreement contains representations and warranties made by Ecolab and Merger Subsidiary to Nalco and by Nalco to Ecolab and Merger Subsidiary. Certain of the representations and warranties in the merger agreement are subject to materiality and material adverse effect qualifications. This means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a consequence of matters that are not material or as a result of matters that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the party making the representations. In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which the executive officers of the party making the representation did not have actual knowledge, after reasonable inquiry.

        The merger agreement provides that a "material adverse effect" means, with respect to any person, a change, circumstance, condition, event, effect, development or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such person and its subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially impair or materially delay the ability of such person to consummate the merger, except that none of the following are deemed, either alone or in combination, to constitute, and none of the following are taken into account in determining whether there has been, a material adverse effect:

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  any change, circumstance, condition, event, effect, development or state of facts generally affecting economic, regulatory or political conditions;

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  any change, circumstance, condition, event, effect, development or state of facts generally affecting the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction;

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  any change, circumstance, condition, event, effect, development or state of facts generally affecting the industries in which such person and its subsidiaries operate;

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  any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

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  any change in applicable law or GAAP (or authoritative interpretation thereof);

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  the execution, delivery, announcement or pendency of the merger agreement, any party's compliance with the terms of the merger agreement or the anticipated consummation of the merger, including the impact thereof on the relationships, contractual or otherwise, of such person or any of its subsidiaries with employees, labor unions, customers, suppliers or business partners;

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  any change in the market price, credit rating or trading volume of the securities of such person (other than as a result of a change, circumstance, condition, event, effect, development or state of facts otherwise constituting a material adverse effect);

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  any failure by such person to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period (other than as a result of a change, circumstance or state of facts otherwise constituting a material adverse effect); or

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  any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster except, with respect to the first, second, third, fourth, fifth or ninth bullet point above, to the extent that any such change, circumstance, condition, event, effect, development or state of facts has a materially greater adverse effect or impact on such person and its subsidiaries, taken as a whole, as compared to other companies operating in the same industries and markets in which such person and its subsidiaries operate.

        In the merger agreement, Nalco, Ecolab and Merger Subsidiary each make representations and warranties to each other relating to, among other things:

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  corporate organization and existence;

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  subsidiaries;

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  corporate capital structure;

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  corporate power and authority to enter into, deliver and perform its obligations under, and enforceability of, the merger agreement, including each board of directors' approval of the merger agreement and such board of directors' recommendation to its stockholders to adopt the merger agreement, in the case of Nalco, and to approve the merger agreement and the issuance of shares of Ecolab's common stock as part of the merger consideration, in the case of Ecolab, and the necessary approvals required by each party's stockholders;

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  the absence of conflicts with, violations of, or defaults under organizational documents, contracts, permits or applicable law;

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  required regulatory filings and clearances, consents and approvals of governmental entities;

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  reports, financial statements and other documents required to be filed with the SEC;

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  absence of undisclosed liabilities;

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  accuracy of information supplied or to be supplied for inclusion in this joint proxy statement/prospectus;

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  the absence of certain changes since January 1, 2011;

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  absence of certain litigation;

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  compliance with applicable laws and permits;

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  tax matters;

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  condition of, and title to, owned and leased real property;

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  compliance with the Employee Retirement Income Securities Act of 1974, as amended, and other employee benefit matters;

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  employee and labor relations;

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  intellectual property matters;

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  material contracts;

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  environmental matters;

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  insurance coverage;

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  compliance with the Foreign Corrupt Practices Act of 1977, as amended, and other anticorruption and trade laws;

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  receipt of a fairness opinion from Goldman Sachs, in the case of Nalco, and BofA Merrill Lynch, in the case of Ecolab;

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  broker's fees payable in connection with the merger;

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  ownership of the other party's common stock;

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  applicability of state takeover statutes and compliance with similar restrictions in each party's organizational documents; and

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  lack of any other representations and warranties.

        In the merger agreement, Ecolab and Merger Subsidiary also make representations and warranties relating to the availability of the funds necessary to perform their obligations under the merger agreement. The receipt of financing by Ecolab, however, is not a condition to completion of the merger.

Conduct of Business Pending the Merger

        Ecolab and Nalco have agreed in the merger agreement that, until the effective time of the merger, except for certain agreed upon exceptions or as consented to in writing by the other party (such consent not to be unreasonably withheld or delayed), each party and each of its subsidiaries will:

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  conduct its business in a commercially reasonable manner consistent with industry and past practices; and

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  will use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all governmental authorities, customers, suppliers, business associates, strategic and joint venture partners and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry and past practices.

        Ecolab and Nalco have also agreed that, until the effective time of the merger, except for certain agreed upon exceptions, as required by applicable law or as consented to in writing by the other party (such consent not to be unreasonably withheld or delayed), each party will not, and will not permit any of its subsidiaries to (subject to certain exceptions):

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  amend or modify any of its or its subsidiaries' organizational documents;

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  subject to a provision in the merger agreement in which Ecolab and Nalco agree to coordinate their quarterly dividends, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its securities, other than dividends or distributions by wholly-owned subsidiaries to such party or regular quarterly cash dividends by such party consistent with past practices to holders of such party's common stock, which will not exceed $0.035 per share per calendar quarter in the case of Nalco and $0.175 per share per calendar quarter in the case of Ecolab (unless adjusted in the ordinary course of business consistent with past practices of Ecolab with respect to increases in its regular quarterly dividend payment);

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  split, combine or reclassify any of its securities or issue or propose or authorize the issuance of any other securities or equity rights in respect of, in lieu of, or in substitution for, its securities, other than issuances of such party's common stock in connection with the exercise of stock options or settlement of other stock-based awards that are outstanding on the date of the merger agreement;

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  repurchase, redeem or otherwise acquire any such party's or its subsidiaries' securities or equity rights, or any other equity interests or any rights, warrants or options to acquire any such securities, other than (i) the acquisition of shares of such party's common stock in connection with the surrender of shares of common stock by holders of stock options in order to pay the exercise price, (ii) the withholding of shares of such party's common stock to satisfy tax obligations with respect to awards granted pursuant to stock plans or pursuant to individual equity compensation award agreements, (iii) the acquisition of such party's equity rights in connection with the forfeiture of such equity rights or (iv) as required by any benefit plan of such party as in effect on the date of the merger agreement;

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  issue, sell, grant, pledge or otherwise encumber any securities, or equity rights, other than (i) in the case of Nalco (a) issuances of stock options, stock-based awards or other securities or equity rights in the ordinary course of business consistent with past practices to participants in the benefit plans or pursuant to individual award agreements with directors, officers, employees or agents of Nalco or its subsidiaries (which individual award agreements are outstanding as of the date of the merger agreement), (b) issuances of Nalco common stock in connection with the exercise of stock options or settlement of stock-based awards that are outstanding on the date of the merger agreement and (c) issuance of securities between or among Nalco and any of its wholly-owned subsidiaries and (ii) in the case of Ecolab (a) issuances of stock options, stock-based awards or other securities or equity rights in the ordinary course of business consistent with past practices to participants in the benefit plans or pursuant to individual award agreements with directors, officers, employees or agents of Ecolab or its subsidiaries, (b) issuances of Ecolab common stock in connection with the exercise of stock options or settlement of stock-based awards that are outstanding on the date of the merger agreement or that are issued in accordance with clause (a), (c) issuances of securities or equity rights in connection with any merger, consolidation or acquisition permitted in accordance with restrictions described in the next bullet and (iii) the issuance of securities between or among Ecolab and any of its wholly-owned subsidiaries;

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  merge or consolidate with any person or entity other than between such party and a wholly-owned subsidiary or acquire, directly or indirectly, all or substantially all of the assets or securities of any other person or entity, (i) in the case of Nalco, in each case, in an amount of $25,000,000 or more for any such individual transaction or in excess of $100,000,000 in the aggregate for all such transactions (in each case taking into account all indebtedness and accrued liabilities assumed in connection with any such transaction); provided that Nalco will consult with Ecolab with respect to any such transaction that is in an amount in excess of $10,000,000 and (ii) in the case of Ecolab, if such merger, consolidation or acquisition, together with all such mergers, consolidations and acquisitions subsequent to the date of the merger agreement, would be material to Ecolab and its subsidiaries, taken as a whole;

  •
  create, incur, guarantee or assume any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of the merger agreement, except (i) in the case of Nalco (a) indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $5,000,000 in the aggregate, (b) indebtedness incurred under facilities or lines of credit in existence on the date of the merger agreement, (c) indebtedness in replacement of existing indebtedness on customary commercial terms, but in all cases consistent in all material respects with the indebtedness being replaced and (d) guarantees by Nalco of indebtedness of wholly-owned subsidiaries or guarantees by subsidiaries of indebtedness of Nalco and (ii) in the case of Ecolab (a) indebtedness incurred under facilities or lines of credit in existence on the date of the merger agreement, (b) indebtedness incurred in connection with the consummation of the transactions contemplated by the merger agreement, including any indebtedness incurred for the purpose of repaying or refinancing indebtedness of Ecolab, Nalco or their respective subsidiaries, (c) indebtedness incurred in replacement of existing indebtedness (other the replacements of indebtedness contemplated by clause (b) above) on customary commercial terms, (d) indebtedness incurred in the ordinary course of business consistent with past practices in connection with any merger, consolidation or acquisition permitted in accordance with restriction in the immediately-preceding bullet, (e) other indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $350,000,000 in the aggregate and (f) guarantees by Ecolab of indebtedness of wholly-owned subsidiaries or guarantees by subsidiaries of indebtedness of Ecolab;

  •
  other than in the ordinary course of business consistent with past practices, (i) make, revoke or amend any material election relating to taxes (other than an election under Treasury Regulation Section 301.7701-3 for a non-U.S. subsidiary), (ii) settle or compromise any proceeding relating to taxes in an amount in excess of $500,000 per proceeding or $2,000,000 when such proceedings are aggregated, (iii) make a request for a written ruling of a taxing authority relating to taxes, other than any request for a determination concerning qualified status of any benefit plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding contract with a taxing authority relating to material taxes or (v) except as required by law, change any of its methods, policies or practices of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax returns for the taxable year ending December 31, 2009;

  •
  (i) take any action or cause any action to be taken (including any action otherwise permitted by the restrictions agreed-upon between the parties) that would prevent the merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken (including any failure otherwise permitted by the restrictions agreed-upon between the parties) that is necessary to cause the merger to constitute a tax-free reorganization under Section 368(a) and related provisions of the Code;

  •
  adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of such party or any material subsidiary; provided that any tax election otherwise permitted by the restrictions agreed-upon between the parties referenced in the immediately preceding bullet will not be prohibited by this provision; or

  •
  agree or commit to do any of the foregoing.

        Nalco has also agreed that, until the effective time of the merger, except for certain agreed upon exceptions, as required by applicable law or as consented to in writing by Ecolab (such consent not to be unreasonably withheld or delayed), Nalco will not, and will not permit any of its subsidiaries to (subject to certain exceptions):

  •
  make any loans, advances or capital contributions to, or investments in, any other person or entity other than (i) by Nalco or any wholly-owned subsidiary to or in Nalco or any wholly-owned subsidiary or (ii) pursuant to any contract or other legal obligation existing at the date of the merger agreement, as agreed upon between the parties;

  •
  make or commit to make any capital expenditure, except for (i) aggregate expenditures (calculated net of proceeds from normal course asset disposals) in an amount not in excess of (and for projects consistent with) the capital expenditure budget (plus a five percent variance) delivered to Ecolab prior to the date of the merger agreement and (ii) additional expenditures in an amount not to exceed $5,000,000 in the aggregate;

  •
  other than in the ordinary course of business consistent with past practices, as required by any benefit plan or as necessary to comply with applicable law, (i) amend or otherwise modify benefits under any benefit plan, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any benefit plan as currently in effect on the date of the merger agreement or (iii) terminate or establish any benefit plan;

  •
  except as required by any benefit plan, grant any material increase (determined with reference to the compensation paid to the individuals involved) in the compensation or benefits of directors, officers, employees or agents of Nalco or any subsidiary; provided that Nalco or any subsidiary may grant increases (i) in base salaries to non-executive employees, non-executive officers and agents in the ordinary course of business consistent with past practices or (ii) in compensation and benefits in the context of promotions based on job performance or workplace requirements, in the ordinary course of business consistent with past practices and provided that such increases are consistent with the past practices of increasing compensation and benefits to promoted employees in similar positions;

  •
  enter into or materially amend or modify any severance, consulting, retention or employment agreement, plan, program or contract, other than, (i) in the case of consulting agreements, in the ordinary course of business consistent with past practices or (ii) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practices; provided that (a) in the case of new hires, such agreements, plans, programs or contracts, or any amendments or modifications thereto, are consistent with the past practices of entering into such agreements, plans, programs or contracts, for newly hired employees in similar positions and (b) in the case of promotions, such amendments or modifications are consistent with the past practices of making such amendment or modifications for promoted employees in similar positions;

  •
  other than in the ordinary course of business consistent with past practices, enter into a collective bargaining agreement or similar labor contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of Nalco or any subsidiary;

  •
  (i) settle or compromise any proceeding involving claims for monetary damages, other than such settlements and compromises that (a) relate to taxes (which are the subject of the restrictions noted above), (b) are settlements or compromises of routine claims in ordinary course of business consistent with past practices (both in terms of the nature and amount of such claims) or (c) are settlements or compromises outside of the ordinary course of business consistent with past practice that do not require payments by Nalco or any subsidiary in excess of $500,000 per proceeding or $2,500,000 in the aggregate for all such proceedings or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief that, individually or in the aggregate, are material to Nalco and its subsidiaries, taken as a whole, or would reasonably be expected to impede or delay the consummation of the transactions contemplated by the merger agreement, including obtaining the approval of the merger proposal at the Nalco special meeting;

  •
  modify or amend in any material respect or terminate any specified Nalco contract (as agreed upon between the parties), enter into any successor contract to an expiring specified Nalco contract that changes the terms of the expiring specified Nalco contract in a way that is materially adverse to Nalco or any subsidiary or enter into any new contract that would have been a specified Nalco contract if it were entered into at or prior to the date of the merger agreement;

  •
  for non-Tax purposes, change any method of accounting or accounting principles or practices (or any system of internal accounting controls) by Nalco or any U.S. subsidiary, except for any such change required by a change in GAAP or by a governmental authority or applicable law; or

  •
  agree or commit to do any of the foregoing.

Efforts to Complete the Merger

        Subject to the terms and conditions set forth in the merger agreement, each of Ecolab and Nalco have agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law to consummate the merger and the other transactions contemplated by the merger agreement, including:

  •
  determining all necessary or, in the reasonable judgment of Ecolab and Nalco, advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the merger and the other transactions contemplated by the merger agreement (including from governmental authorities or third parties);

  •
  preparing and filing as promptly as practicable all documentation to effect such filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and

  •
  vigorously contesting and resisting any proceedings or having any order, whether temporary, preliminary or permanent, vacated, lifted, reserved or overturned that challenge the merger agreement, the merger or the other transactions contemplated by the merger agreement.

        Neither party nor any of its respective subsidiaries, however, is required under the merger agreement to agree to or take any action, which we refer to, in each case, as a burdensome condition, that would result in such party making proposals, executing, carrying out or terminating contracts (including consent decrees) or submitting to laws:

  •
  providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of assets or categories of assets of Ecolab, Nalco (or the surviving entity in the merger after the effective time of the merger) or their respective subsidiaries, or the disposition or holding separate of the capital stock of one or more of their respective subsidiaries, in any case which, in the aggregate, accounted for annual net sales for the most recently completed fiscal year exceeding $200,000,000; or

  •
  imposing or seeking to impose any material limitation on the ability of Ecolab, Nalco (or the surviving entity in the merger after the effective time of the merger) or any of their respective subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Ecolab, Nalco (or the surviving entity in the merger after the effective time) or their respective subsidiaries, in any case which, in the aggregate, affects or relates to business units of Ecolab, Nalco (or the surviving entity in the merger after the effective time) or their respective subsidiaries that accounted for annual net sales for the most recently completed fiscal year exceeding $200,000,000.

Indemnification

        From and after the effective time of the merger and subject to certain limitations described in the merger agreement, the surviving entity will (i) indemnify and hold harmless, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of Nalco and its subsidiaries (in all of their capacities) (a) to the same extent such directors and officers are indemnified or exculpated or have the right to advancement of expenses as of the date of the merger agreement by Nalco pursuant to Nalco's organizational documents and indemnification contracts, if any, in existence on the date of the merger agreement with such directors and officers and (b) without limitation to clause (a), to the fullest extent permitted by law, (ii) honor the provisions regarding elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in Nalco's organizational documents immediately prior to the effective time of the merger and (iii) maintain for a period of six years after the effective time of the merger policies of directors' and officers' liability insurance and fiduciary liability insurance covering each person covered by Nalco's current directors' and officers' insurance policies as of the effective time of the merger, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current directors' and officers' insurance policies, with respect to claims arising from facts or events that occurred on or before the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement.

Change of Recommendation and No Solicitations of Other Offers

        Each of Nalco and Ecolab has agreed that neither its respective board nor any of its committees will, except as described below:

  •
  withhold, withdraw or adversely modify, or propose publicly to withhold, withdraw or adversely modify, its recommendation to its respective stockholders to, in the case of Nalco, approve the merger proposal or, in the case of Ecolab, approve the share issuance proposal; or

  •
  approve or recommend, or publicly propose to approve or recommend, any acquisition proposal (as defined below).

        In addition, the merger agreement provides that neither Ecolab or Nalco nor any of their respective subsidiaries nor its or their respective representatives will, except as described below:

  •
  solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to an acquisition proposal;

  •
  participate or engage in any discussions or negotiations regarding, furnish to any person or entity any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any acquisition proposal or that requires such party to abandon, terminate or fail to consummate the merger; or

  •
  enter into any contract relating to or providing for an acquisition proposal.

        Each of Nalco and Ecolab may, however, in response to a bona fide written acquisition proposal that did not result from a breach of the non-solicitation provisions of the merger agreement, furnish information and data to the person or entity making such acquisition proposal and its representatives pursuant to and in accordance with a written confidentiality agreement and participate and engage in discussions or negotiations with such person or entity or its representatives regarding such acquisition proposal if, in each case, its board of directors has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal (as defined below) and that the failure to furnish such information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties to its stockholders under applicable law.

        In addition, each of Nalco's or Ecolab's board of directors may at any time (other than in connection with an acquisition proposal) withhold, withdraw or adversely modify, or propose publicly to withhold, withdraw or adversely modify, its recommendation to its respective stockholders if its board of directors has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable law.

        Nalco and Ecolab have also agreed to immediately cease any discussions or negotiations with any third parties that may have been ongoing on the date of the merger agreement with respect to an acquisition proposal, and to notify each other after the receipt of any acquisition proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any acquisition proposal, and to provide in such notification the identity of the person or entity making any such acquisition proposal or inquiry and the material terms and conditions of such acquisition proposal or inquiry, including a copy of any such written acquisition proposal and any amendments or modifications thereto.

        Nothing described above will prohibit Nalco or Ecolab from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any acquisition proposal or making any disclosure to its stockholders if its board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable law or its fiduciary duties to its stockholders.

        For purposes of this discussion, the term "acquisition proposal" means, with respect to each of Nalco or Ecolab, any proposal or offer from any person, entity or group for a direct or indirect:

  •
  merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving such party, pursuant to which such person, entity or group (or the stockholders of any such person or entity) would acquire, directly or indirectly, 15 percent or more of the aggregate voting power of such party or of the surviving entity in a merger involving such party or the resulting direct or indirect parent of such party or such surviving entity;

  •
  sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of 15 percent or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of such party and its subsidiaries, taken as a whole, in one or a series of related transactions; or

  •
  purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the beneficial ownership by any person, entity or group of securities representing 15 percent or more of the then-outstanding common stock of such party (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving such party);

in each case, not including the merger and the other transactions contemplated by the merger agreement.

        For purposes of this discussion, the term "superior proposal" means, with respect to each of Nalco and Ecolab, a bona fide binding written acquisition proposal made by any person or entity (other than the parties to the merger agreement) that has not been withdrawn and did not result from a breach of the non-solicitation provisions of the merger agreement and that, if consummated, would result in such person or entity (or in the case of a direct merger between such person or entity and such party, the stockholders of such person or entity):

  •
  acquiring, directly or indirectly, more than 50% of such party's common stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger); or

  •
  all or substantially all of the assets (which for this purpose may include shares of any subsidiary) of such party and its subsidiaries, taken as a whole;

and, in each case, that the party's board of directors determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, is (i) more favorable from a financial point of view to its stockholders than the transactions contemplated by the merger agreement, and (ii) reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such acquisition proposal, including the identity of the person or entity making such acquisition proposal.

Employee Benefits

        From and after the effective time of the merger, Ecolab will honor all benefit plans of Nalco and compensation arrangements and agreements in accordance with their terms as in effect immediately before the effective time of the merger. Except to the extent necessary to avoid the duplication of benefits, the merger agreement provides that the surviving corporation will recognize the prior service of each employee of Nalco who continues to be employed by the surviving corporation after the merger (i) for all purposes under the Nalco benefit plans maintained by Ecolab after the effective time of the merger (to the extent such plans cover the continuing employee), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of Ecolab other than the Nalco benefit plans in which the continuing employee participates after the effective time of the merger and (iii) for benefit accrual purposes under any such Ecolab employee plan or program that is a vacation or severance plan in which the continuing employee participates after the effective time of the merger.

        With respect to any welfare plan maintained by Ecolab in which continuing employees are eligible to participate after the effective time of the merger, the merger agreement requires Ecolab to use its reasonable best efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the corresponding welfare plans maintained by Nalco prior to the effective time of the merger and (ii) provide each continuing employee with credit for any co-payments and deductibles paid by such continuing employee prior to the effective time of the merger in satisfying any analogous deductible or out of pocket requirements to the extent applicable under any such plan.

        The merger agreement provides that the merger agreement is not intended by the parties to (i) constitute an amendment to any employee benefit plan, fund or program, (ii) obligate Ecolab to maintain any particular compensation or benefit plan, program, policy or arrangement or (iii) create any obligation of the parties with respect to any employee benefit plan of Ecolab. Nothing contained in the merger agreement, express or implied, is intended to confer upon any employee any benefits under any employee benefit plan, fund or program, including severance benefits or the right to employment or continued employment with Ecolab for any period by reason of the merger agreement.

Stockholder Litigation

        The merger agreement requires Nalco to promptly advise Ecolab orally and in writing of any litigation or proceeding brought by any stockholder of Nalco against Nalco or its directors or officers relating to the merger agreement or the transactions contemplated by the merger agreement and to keep Ecolab fully informed regarding any such litigation. Nalco is required under the merger agreement to give Ecolab the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, to give due consideration to Ecolab's advice with respect to such litigation and not to settle any such litigation without the prior written consent of Ecolab, such consent not to be unreasonably withheld or delayed.

        Ecolab is required under the merger agreement to promptly advise Nalco orally and in writing of any litigation or proceeding brought by any stockholder of Ecolab against Ecolab or its directors or officers relating to the merger agreement or the transactions contemplated by the merger agreement and will keep Nalco fully informed regarding any such litigation. The merger agreement provides that Ecolab will give Nalco the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Nalco's advice with respect to such litigation and will not settle any such litigation without the prior written consent of Nalco if such settlement would reasonably be expected to prevent or materially impair or materially delay the consummation of the merger.

        For information regarding certain pending litigation relating to the merger, please see the section titled "The Merger—Litigation Related to the Merger" beginning on page 127.

Conditions to Completion of the Merger

  Conditions to Each Party's Obligations

        Each party's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  (i) the stockholders of Nalco must have approved the merger proposal and (ii) the Ecolab stockholders must have approved the share issuance proposal;

  •
  the waiting period (and any extension thereof) applicable to the merger under the HSR Act and under any other applicable material competition laws must have been terminated or expired, and any investigation opened pursuant to the HSR Act or such other material competition law by means of a second request for additional information or otherwise must have been terminated or closed, and no proceeding must have been instituted by the U.S. Department of Justice, the FTC or any other material governmental authority under any applicable competition law challenging or seeking to enjoin the consummation of the transactions contemplated by the merger agreement or to impose any burdensome condition, which proceeding has not have been withdrawn, terminated or finally resolved;

  •
  other than the authorizations and filings provided for by the immediately-preceding closing condition, all material notices, reports, filings, consents, registrations, approvals, permits or authorizations, if any, required to be obtained from or of any governmental authority, in each case in connection with the consummation of the merger and the transactions contemplated by the merger agreement, must have been obtained, except for those, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to (i) result in a burdensome condition or (ii) provide a reasonable basis to conclude that Nalco, Ecolab or Merger Subsidiary or any of their affiliates or any of their respective officers or directors, as applicable, would be subject to the risk of criminal liability;

  •
  no laws must have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other governmental authority of competent jurisdiction, having the effect of making the merger illegal or otherwise prohibiting consummation of the merger, which we refer to as, in each case, a restraint;

  •
  the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus is a part) must have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement on Form S-4 must have been issued by the SEC and no proceedings for that purpose must have been initiated or threatened by the SEC; and

  •
  the shares of Ecolab common stock to be issued in the merger as part of the merger consideration and such other shares to be reserved for issuance in connection with the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

  Conditions to Ecolab's and Merger Subsidiary's Obligations

        The obligation of Ecolab and Merger Subsidiary to complete the merger is subject to the satisfaction or waiver of the following further conditions:

  •
  the representations and warranties of Nalco, other than representations related to corporate capital structure, corporate power and authority to enter into, deliver, and perform its obligations under, and enforceability of, the merger agreement and applicability of state takeover statutes, in each case made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect, must be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of the merger agreement), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on Nalco;

  •
  the representations and warranties of Nalco with respect to corporate capital structure, corporate power and authority to enter into, deliver, and perform its obligations under, and enforceability of, the merger agreement and applicability of state takeover statutes must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date;

  •
  Nalco must have performed or complied in all material respects with all covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date of the merger; and

  •
  there must not be pending any litigation by any material governmental authority (i) seeking to restrain or prohibit the consummation of the merger or seeking to obtain from Nalco, Ecolab, Merger Subsidiary or any other affiliate of Ecolab any damages that are material in relation to Nalco, (ii) seeking to impose material limitations on the ability of Ecolab or any affiliate of Ecolab to hold, or exercise full rights of ownership of, any shares of capital stock of the surviving entity in the merger, including the right to vote such shares on all matters properly presented to the stockholders of the surviving entity in the merger, (iii) seeking to prohibit Ecolab or any of its affiliates from effectively controlling in any material respect the business or operations of Nalco or any subsidiary or (iv) that has had or would reasonably be expected to have a material adverse effect on Nalco or on Ecolab; and

  •
  Ecolab must have received an opinion of Baker & McKenzie LLP to the effect that (i) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization.

  Conditions to Nalco's Obligations

        Nalco's obligation to complete the merger is subject to the satisfaction or waiver of the following further conditions:

  •
  the representations and warranties of Ecolab and Merger Subsidiary, other than representations related to corporate capital structure, corporate power and authority to enter into, deliver, and perform its obligations under, and enforceability of, the merger agreement and compliance with any provisions restricting business combinations in its organizational documents, in each case made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect, must be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such closing date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of the merger agreement), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on Ecolab;

  •
  the representations and warranties of Ecolab and Merger Subsidiary with respect to corporate capital structure, corporate power and authority to enter into, deliver, and perform its obligations under, and enforceability of, the merger agreement and compliance with any provisions restricting business combinations in its organizational documents must be true and correct in all material respects as of the date of the merger agreement and as of the closing date at the merger as though made on and as of such closing date;

  •
  Each of Ecolab and Merger Subsidiary must have performed or complied in all material respects with all covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date of the merger; and

  •
  Nalco must have received an opinion of Cravath, Swaine & Moore LLP to the effect that (i) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization.

Termination of the Merger Agreement

        The merger agreement may be terminated and the transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time of the merger, whether before or after receipt of the approval of merger proposal by Nalco stockholders and the approval of the share issuance proposal by the Ecolab stockholders:

  •
  by mutual written consent of Ecolab and Nalco;

  •
  by either Ecolab or Nalco if:

  •
  the merger is not consummated by March 1, 2012, which we refer to as the end date, whether the end date is before or after the date of the approval of the stockholders of Nalco and Ecolab described above, except that right to terminate the merger agreement will not be available to any party whose failure to perform in all material respects its obligations under the merger agreement is the primary cause of the failure of the merger to be consummated by the end date;

  •
  any restraint (as described above under the section titled "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 144) is in effect and has become final and non-appealable, except that the party seeking to terminate the merger agreement must have complied in all material respects with its obligations to use its reasonable best efforts to complete the merger (as described above under the section titled "The Merger Agreement—Efforts to Complete the Merger" beginning on page 139); or

  •
  Nalco's stockholders, at the Nalco special meeting or at any adjournment or postponement thereof, fail to approve the merger proposal; or

  •
  Ecolab's stockholders, at the Ecolab special meeting or at any adjournment or postponement thereof, fail to approve the share issuance proposal.

  •
  by Ecolab if:

  •
  Nalco has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure to perform (i) is incapable of being cured by Nalco prior to the end date and (ii) would result in a failure of the first two conditions described under the section titled "The Merger Agreement—Conditions to Completion of the Merger—Conditions to Ecolab's and Merger Subsidiary's Obligations" beginning on page 144, except that the right to terminate the merger agreement will not be available to Ecolab if Ecolab is in material breach of its representations, warranties, covenants or agreements contained in the merger agreement as of the time of such purported termination;

  •
  the board of directors of Nalco (i) withholds, withdraws or adversely modifies, or proposes publicly to withhold, withdraw or adversely modify, its recommendation that its stockholders approve the merger proposal or (ii) approves or recommends, or publicly proposes to approve or recommend, any competing acquisition proposal; or

    •
    the board of directors of Nalco fails to publicly reaffirm its recommendation that its stockholders approve the merger proposal within ten business days after receipt of a written request by Ecolab to provide such reaffirmation following a competing acquisition proposal with respect to Nalco that has been publicly announced or that has become publicly known, except that this right to terminate the merger agreement will not be available to Ecolab if the board of directors of Nalco has given notice that it is prepared to (i) withhold, withdraw or adversely modify or propose publicly to withhold, withdraw or adversely modify, its recommendation that its stockholders approve the merger proposal or (ii) approve or recommend, or publicly propose to approve or recommend, any acquisition proposal, in each case, in accordance with the terms of the merger agreement; or

    •
    Ecolab's board of directors effects a change in its recommendation that Ecolab's stockholders approve the share issuance proposal when permitted to do so in accordance with the terms of the merger agreement in order to permit Ecolab to enter into a definitive written agreement providing for a superior proposal concurrently with or immediately following the termination of the merger agreement, except that such termination of the merger agreement will not be effective unless and until Ecolab has paid a termination fee to Nalco, as described below.

  •
  by Nalco if:

  •
  Ecolab has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure to perform (i) is incapable of being cured by Ecolab prior to the end date and (ii) would result in a failure of the first two conditions described under the section "The Merger Agreement—Conditions to Completion of the Merger—Conditions to Nalco's Obligations" beginning on page 145, except that the right to terminate the merger agreement will not be available to Nalco if Nalco is in material breach of its representations, warranties, covenants or agreements contained in the merger agreement as of the time of such purported termination;

  •
  the board of directors of Ecolab (i) withholds, withdraws or adversely modifies, or proposes publicly to withhold, withdraw or adversely modify, its recommendation that its stockholders approve the share issuance proposal or (ii) approves or recommends, or publicly proposes to approve or recommend, any competing acquisition proposal;

  •
  the board of directors of Ecolab fails to publicly reaffirm its recommendation that its stockholders approve the share issuance proposal within ten business days after receipt of a written request by Nalco to provide such reaffirmation following an acquisition proposal with respect to Ecolab that has been publicly announced or that has become publicly known, except that this right to terminate the merger agreement will not be available to Nalco if the board of directors of Ecolab has given notice that it is prepared to (i) withhold, withdraw or adversely modify or propose publicly to withhold, withdraw or adversely modify, its recommendation that its stockholders approve the share issuance proposal or (ii) approve or recommend, or publicly propose to approve or recommend, any competing acquisition proposal, in each case, in accordance with the terms of the merger agreement; or

  •
  Nalco's board of directors effects a change in its recommendation that Nalco's stockholders approve the merger proposal when permitted to do so in accordance with the terms of the merger agreement in order to permit Nalco to enter into a definitive written agreement providing for a superior proposal concurrently with or immediately following the termination of the merger agreement, except that such termination of the merger agreement will not be effective unless and until Nalco has paid a termination fee to Ecolab, as described below.

Termination Fees and Expense Reimbursement Obligations

  Nalco Termination Fee

        The merger agreement requires Nalco to pay a termination fee of $135,000,000 to Ecolab if the merger agreement is terminated under the following circumstances:

  •
  if the merger agreement is terminated by Ecolab as a result of a change in recommendation of the Nalco board of directors that Nalco's stockholders approve the merger proposal or as a result of the failure of the Nalco board of directors to reaffirm its recommendation when required to do so in accordance with the merger agreement (as described above under the section titled "The Merger Agreement—Termination of the Merger Agreement" beginning on page 146), then Nalco is obligated to pay the termination fee to Ecolab by the second business day following the date of such termination;

  •
  if:

  •
  the merger agreement is terminated (i) by either Ecolab or Nalco on or after the end date without a vote of the stockholders of Nalco contemplated by the merger agreement at the Nalco special meeting having occurred or (ii) by either Ecolab or Nalco as a result of the failure of Nalco's stockholders to approve the merger proposal at the Nalco special meeting, and in any such case a competing acquisition proposal involving Nalco has been publicly announced or has otherwise become publicly known, or any person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such an acquisition proposal, at any time after the date of the merger agreement and prior to the time of the taking of the vote of the stockholders of Nalco at the Nalco special meeting, in the case of clause (i), or the date of termination, in the case of clause (ii); and

  •
  within 12 months after the date of such termination, Nalco enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such competing acquisition proposal;

    then Nalco will be obligated to pay the termination fee to Ecolab by the second business day following the date Nalco enters into such definitive agreement or consummates such transaction, except that for purposes of this provision, all references to 15 percent including in the definition of the term "acquisition proposal" in the merger agreement will be changed to 50 percent; or

  •
  if the merger agreement is terminated by Nalco in order to permit Nalco to enter into a definitive written agreement providing for a superior proposal (as described above under the section titled "The Merger Agreement—Termination of the Merger Agreement" beginning on page 146), then Nalco is obligated to pay the termination fee on the date, and as a condition to the effectiveness, of such termination.

  Ecolab Termination Fee

        The merger agreement requires Ecolab to pay a termination fee of $275,000,000 to Nalco if the merger agreement is terminated under the following circumstances:

  •
  if the merger agreement is terminated by Nalco as a result of a change in recommendation of the Ecolab board of directors that Ecolab's stockholders approve the share issuance proposal or as a result of the failure of the Ecolab board of directors to reaffirm its recommendation when required to do so in accordance with the merger agreement, then Ecolab is obligated to pay the termination fee to Nalco by the second business day following the date of such termination;

  •
  if:

  •
  the merger agreement is terminated (i) by either Ecolab or Nalco on or after the end date without a vote of the stockholders of Ecolab contemplated by the merger agreement at the Ecolab special meeting having occurred or (ii) by either Ecolab or Nalco as a result of the failure of Ecolab's stockholders to approve the share issuance proposal at the Ecolab special meeting, and in any such case a competing acquisition proposal involving Ecolab has been publicly announced or has otherwise become publicly known, or any person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such an acquisition proposal, at any time after the date of the merger agreement and prior to the time of the taking of the vote of the stockholders of Ecolab at the Ecolab special meeting, in the case of clause (i), or the date of termination, in the case of clause (ii); and

  •
  within 12 months after the date of such termination, Ecolab enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such competing acquisition proposal;

    then Ecolab will be obligated to pay the termination fee to Nalco by the second business day following the date Ecolab enters into such definitive agreement or consummates such transaction, except that for purposes of this provision, all references to 15 percent including in the definition of the term "acquisition proposal" in the merger agreement will be changed to 50 percent; or

  •
  if the merger agreement is terminated by Ecolab in order to permit Ecolab to enter into a definitive written agreement providing for a superior proposal, then Ecolab is obligated to pay the termination fee on the date, and as a condition to the effectiveness, of such termination.

  Nalco Expense Reimbursement

        If the merger agreement is terminated by either Ecolab or Nalco as a result of the failure of Nalco's stockholders to approve the merger proposal at the Nalco special meeting and the conditions described above under the subsection titled "—Nalco Termination Fee" regarding a publicly announced or otherwise communicated competing acquisition proposal, or intention to make a competing acquisition proposal, involving Nalco are not applicable, then Nalco is obligated under the merger agreement to reimburse Ecolab for up to $8,000,000 of its reasonably documented costs and expenses incurred in connection with the transactions contemplated by the merger agreement.

  Ecolab Expense Reimbursement

        If the merger agreement is terminated by either Ecolab or Nalco as a result of the failure of Ecolab's stockholders to approve the share issuance proposal at the Ecolab special meeting and the conditions described above under the subsection titled "—Ecolab Termination Fee" regarding a publicly announced or otherwise communicated competing acquisition proposal, or intention to make a competing acquisition proposal, involving Ecolab are not applicable, then Ecolab is obligated under the merger agreement to reimburse Nalco for up to $8,000,000 of its reasonably documented costs and expenses incurred in connection with the transactions contemplated by the merger agreement.

Non-Survival of Representations, Warranties and Agreements

        The merger agreement provides that none of the representations, warranties, covenants and agreements in the merger agreement or in any instrument delivered pursuant to the merger agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the effective time of the merger, except for those covenants and agreements contained in the merger agreement and such other instruments (including those provisions relating to indemnification of the directors and officers of Nalco) that by their terms apply or are to be performed in whole or in part after the effective time and the general provisions of the merger agreement.

No Third Party Beneficiaries

        The merger agreement is binding upon and will inure solely to the benefit of Ecolab, Merger Subsidiary and Nalco, and nothing in the merger agreement, express or implied, is intended to or will confer upon any person not a party to the merger agreement any rights, benefits or remedies of any nature whatsoever, other than (i) the provisions of the merger agreement providing for indemnification and other rights in favor of the directors and officers of Nalco, which is intended to be for the benefit of such indemnified persons and their heirs and assigns covered thereby and may be enforced by such indemnified persons and their heirs and assigns, and (ii) the provisions of the merger agreement relating to the payment of the merger consideration and Ecolab stock options and other stock-based awards upon conversion of outstanding Nalco stock options and stock-based awards in accordance with the merger agreement, which is intended to be for the benefit of holders of shares of Nalco common stock and Nalco stock options and other stock-based awards with respect to the right of such holders to receive, as applicable, the merger consideration and Ecolab stock options and other stock-based awards in accordance with the merger agreement.

Amendment, Extension and Waiver

        At any time prior to the effective time of the merger, the parties to the merger agreement, by action taken or authorized by their respective boards of directors, may to the extent legally permitted (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (iii) waive compliance with any of the agreements or conditions contained in the merger agreement. No extension or waiver may be made, however, which by law or in accordance with the rules of the NYSE requires further approval by the stockholders of Nalco or the stockholders of Ecolab without such further approval. Under Delaware law, after the merger agreement has been adopted by Nalco's stockholders, the merger consideration cannot be changed and the merger agreement cannot be altered in a manner adverse to Nalco's stockholders without re-submitting the revisions to Nalco's stockholders for their approval.

Governing Law and Venue; Waiver of Jury Trial

        The parties have agreed that the merger agreement will be governed by Delaware law. Each party has irrevocably submitted to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware with respect to all matters arising out of or relating to the merger agreement the interpretation and enforcement of the provisions of the merger agreement. Each party has further irrevocably and unconditionally waived any right such party may have to a trial by jury with respect to any litigation directly or indirectly arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement.

Specific Performance

        Ecolab, Merger Subsidiary and Nalco have acknowledged and agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy. Except as otherwise provided in the merger agreement with respect to the effects of termination, the merger agreement provides each of the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of the terms and provisions of the merger agreement in any Delaware federal or state court, without proof of actual damages (and each party has waived any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

        The following is a summary of the material U.S. federal income tax consequences of the merger and represents the opinions of Baker & McKenzie LLP, counsel to Ecolab, and Cravath, Swaine & Moore LLP, counsel to Nalco. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Except as specifically stated herein, this discussion is limited to U.S. holders (as defined below) who hold shares of Nalco common stock as capital assets within the meaning of Section 1221 of the Code (assets held for investment) for U.S. federal income tax purposes. This discussion does not address the tax consequences applicable to Nalco stockholders who are not U.S. holders, nor does it address all of the tax consequences that may be relevant to particular U.S. holders who are subject to special treatment under U.S. federal income tax laws, including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting, persons that hold Nalco common stock as part of a straddle, hedge, constructive sale or conversion transaction, and U.S. holders who acquired their shares of Nalco common stock through the exercise of an employee stock option or otherwise as compensation.

        If a partnership or other entity taxed as a partnership holds Nalco common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships holding Nalco common stock and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

        This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. This discussion also does not address the tax consequences of any transaction other than the merger.

        NALCO STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

        For purposes of this section, the term "U.S. holder" means a beneficial owner of Nalco common stock that for U.S. federal income tax purposes is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source or (iv) a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or that has validly elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Consequences of the Merger

        As a condition to the completion of the merger, each of Baker & McKenzie LLP and Cravath, Swaine & Moore LLP must have delivered an opinion, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and that each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transactions in a manner consistent with the opinions. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinions, each counsel will rely on representations of Ecolab, Merger Subsidiary, Nalco and their affiliates, to be delivered at the time of closing (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any such assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinions, any of which may be changed at any time with retroactive effect.

        An opinion of counsel represents such counsel's best legal judgment but is not binding on the IRS or on any court. Neither Ecolab nor Nalco intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

        Based on representations contained in representation letters of officers of Ecolab, Merger Subsidiary and Nalco, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the other matters set forth above, it is the opinion of Baker & McKenzie LLP and Cravath, Swaine & Moore LLP, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Ecolab, Merger Subsidiary and Nalco will be a party to such reorganization. Based upon the foregoing, the material U.S. federal income tax consequences of the merger will be as described below.

Tax Consequences of the Merger for Ecolab, Ecolab Stockholders and Nalco

        No gain or loss will be recognized by Ecolab, Ecolab's stockholders or Nalco.

Tax Consequences of the Merger for U.S. Holders of Nalco Common Stock

        The U.S. federal income tax consequences of the merger to a U.S. holder of Nalco common stock will depend on whether such U.S. holder receives cash, shares of Ecolab common stock or a combination of cash and stock in exchange for such U.S. holder's Nalco common stock. At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement will alter the mix of consideration such U.S. holder will receive. As a result, the tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and shares of Ecolab common stock that such U.S. holder will receive pursuant to the merger.

  Exchange of Nalco common stock solely for Ecolab common stock

        Except as discussed below, see "—Cash in Lieu of Fractional Shares of Ecolab Common Stock," a U.S. holder who exchanges all of its shares of Nalco common stock solely for shares of Ecolab common stock pursuant to the merger will not recognize gain or loss in connection with such exchange.

        A U.S. holder's aggregate tax basis in the Ecolab common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in "—Cash in Lieu of Fractional Shares of Ecolab Common Stock," will equal such U.S. holder's aggregate tax basis in the Nalco common stock surrendered by such U.S. holder in the merger. The holding period for the shares of Ecolab common stock received by such U.S. holder in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in "—Cash in Lieu of Fractional Shares of Ecolab Common Stock," will include the holding period for the shares of Nalco common stock exchanged therefor.

  Exchange of Nalco common stock solely for cash

        A U.S. holder who exchanges all of its shares of Nalco common stock solely for cash pursuant to the merger will recognize gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the Nalco common stock exchanged therefor. Any gain or loss will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if the U.S. holder held the shares of Nalco common stock for more than one year at the effective time of the merger. Currently, long-term capital gains of an individual are subject to a maximum U.S. federal income tax rate of 15% and short-term capital gains of an individual are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

        In addition, if the U.S. holder actually or constructively owns Ecolab stock immediately after the merger, the receipt of the cash may be treated as having the effect of the distribution of a dividend to the U.S. holder under the tests set forth in Section 302 of the Code. These tests are complex and dependent upon the specific factual circumstances particular to each U.S. holder. As such, it is not possible to provide an opinion as to whether these tests would apply. If these tests do apply to treat the receipt of the cash as having the effect of the distribution of a dividend, then this would mean that, notwithstanding the previous paragraph, the U.S. holder may not recognize gain or loss and up to the entire amount of the cash would be treated as ordinary dividend income. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

  Exchange of Nalco common stock for a combination of Ecolab common stock and cash

        Except as discussed below, see "—Cash in Lieu of Fractional Shares of Ecolab Common Stock," a U.S. holder who exchanges shares of Nalco common stock for a combination of Ecolab common stock and cash pursuant to the merger will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Ecolab common stock received in the merger, over such U.S. holder's adjusted tax basis in the shares of Nalco common stock surrendered by such U.S. holder in the merger and (ii) the amount of cash received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Ecolab common stock).

        For purposes of this calculation, the fair market value of Ecolab common stock is based on the trading price of that stock on the date of the merger, rather than on the ten-day average price used in calculating the number of shares of Ecolab common stock to be issued to the stockholder. In the case of any U.S. holder who acquired different blocks of Nalco common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares but a U.S. holder will be able to reduce its capital gains by capital losses in determining its income tax liability. Such U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Ecolab common stock received in the merger.

        In addition, Treasury regulations under Section 358 of the Code provide that where a stockholder surrenders shares of target stock in an exchange and receives cash and shares of acquiror stock, then, to the extent the terms of the exchange specify that shares of acquirer stock or cash are received in exchange for a particular share of target stock surrendered, the terms of the exchange shall control for the purpose of determining gain to the extent the terms of the exchange are economically reasonable. Therefore, a U.S. holder might be permitted to apply the formula in the second preceding paragraph separately to each share of Nalco common stock surrendered, and therefore to separately calculate the taxable gain on each such share, based on an allocation of the consideration received for such share. In addition, if the U.S. holder holds more than one block of stock (i.e., stock acquired on different dates or at different prices), the U.S. holder may designate, on the letter of transmittal (and as specifically authorized by the merger agreement), the order in which specific blocks of Nalco common stock are to be exchanged for cash, either pursuant to an election or as a result of proration. Such an allocation of cash on a share by share basis within a block, and/or designation of blocks on the letter of transmittal might result in less taxable gain to a U.S. holder even if the holder holds a single block of Nalco common stock with a uniform tax basis. However, the Treasury regulations governing this issue are unclear as to whether an allocation or designation described in this paragraph will be treated as satisfying the requirements of the Treasury regulations. Consequently, the law is unclear and there can therefore be no assurance that the IRS would not successfully challenge a U.S. holder that reports taxable gain on the basis of such an allocation or designation. If the IRS were to successfully challenge this position, the U.S. holder could owe additional tax on the basis that the U.S. holder should allocate the shares of Ecolab common stock and the cash that the U.S. holder receives on a pro rata basis to each share of Nalco common stock that the U.S. holder surrenders. U.S. holders therefore should consult with their tax advisors with respect to the advisability, including any benefits or risks, of making an express designation in their letter of transmittal.

        A U.S. holder's aggregate tax basis in the Ecolab common stock received by such U.S. holder in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in "—Cash in Lieu of Fractional Shares of Ecolab Common Stock," will equal such U.S. holder's aggregate tax basis in the Nalco common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. holder in the merger (other than with respect to cash received in lieu of fractional shares of Ecolab common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Ecolab common stock). The holding period for the shares of Ecolab common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in "—Cash in Lieu of Fractional Shares of Ecolab Common Stock," will include the holding period for the shares of Nalco common stock exchanged therefor.

        Any gain will be capital gain unless the U.S. holder actually or constructively owns Ecolab stock immediately after the merger. In that case, the receipt of the cash may be treated as having the effect of the distribution of a dividend to the U.S. holder under the tests set forth in Section 302 of the Code. These tests are complex and dependent upon the specific factual circumstances particular to each U.S. holder. As such, it is not possible to provide an opinion as to whether these tests would apply. If these tests do apply to treat the receipt of the cash as having the effect of the distribution of a dividend, then this would mean that all or a portion of the recognized gain would be treated as ordinary dividend income, rather than capital gain. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

        Any capital gain will be long-term capital gain if the U.S. holder held the shares of Nalco common stock for more than one year at the effective time of the merger. Currently, long-term capital gains of an individual are subject to a maximum U.S. federal income tax rate of 15% and short term capital gains of an individual are subject to a maximum U.S. federal income tax rate of 35%.

Cash in Lieu of Fractional Shares of Ecolab Common Stock

        A U.S. holder who receives cash instead of a fractional share of Ecolab common stock will be treated as having received the fractional share of Ecolab common stock pursuant to the merger and then as having exchanged the fractional share of Ecolab common stock for cash in a redemption by Ecolab. This deemed redemption will be treated as a sale or exchange and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Nalco common stock allocable to such fractional interest.

Such gain or loss will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for the Nalco common stock exchanged by such U.S. holder is greater than one year as of the effective time of the merger. Currently, long-term capital gains of an individual are subject to a maximum U.S. federal income tax rate of 15% and short term capital gains of an individual are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

        Notwithstanding the previous paragraph, if the receipt of the cash has the effect of the distribution of a dividend to the U.S. holder, as described above, all or portion of the cash would be treated as ordinary dividend income as described above.

Information Reporting and Backup Withholding

        Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the U.S. holder, unless the U.S. holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

        A U.S. holder who receives shares of Ecolab common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder who is required to file a U.S. tax return and who is a "significant holder" that receives Ecolab common stock in the merger will be required to file a statement with the significant holder's U.S. federal income tax return setting forth such significant holder's basis (determined immediately before the exchange) in the Nalco common stock surrendered and the fair market value (determined immediately before the exchange) of the Nalco common stock that is exchanged by such significant holder. A "significant holder" is a U.S. holder who receives shares of Ecolab common stock in the merger and who, immediately before the merger, owned at least 5% of the outstanding stock of Nalco (by vote or value) or securities of Nalco with a tax basis of $1 million or more.

ACCOUNTING TREATMENT

        Ecolab prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Ecolab being considered the acquirer of Nalco for accounting purposes. This means that Ecolab will allocate the purchase price to the fair value of Nalco's tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of Ecolab and Nalco, giving effect to the merger as if it had been consummated on June 30, 2011. The Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2011 and for the year ended December 31, 2010 combine the historical consolidated statements of income of Ecolab and historical consolidated statements of operations of Nalco, giving effect to the merger as if it had been consummated on January 1, 2010, the beginning of the earliest period presented. The historical consolidated financial statements of Nalco have been adjusted by condensing certain line items in order to conform with Ecolab's financial statement presentation.

        The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Ecolab considered the acquirer of Nalco. Accordingly, consideration given by Ecolab to complete the merger with Nalco will be allocated to assets and liabilities of Nalco based upon their estimated fair values as of the date of completion of the merger. As of the date of this joint proxy statement/prospectus, Ecolab has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Nalco assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Nalco's accounting policies to Ecolab's accounting policies. A final determination of the fair value of Nalco's assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Nalco that exist as of the date of completion of the merger and, therefore, cannot be made prior to the completion of the transaction. Additionally, the value of the consideration to be given by Ecolab to complete the merger will be determined based on the trading price of Ecolab's common stock at the time of the completion of the merger. Accordingly, the unaudited pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Statements presented below. Ecolab estimated the fair value of Nalco's assets and liabilities based on discussions with Nalco's management, preliminary valuation studies, due diligence and information presented in public filings. Until the merger is completed, both companies are limited in their ability to share information. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income. There can be no assurance that such finalization will not result in material changes.

        These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with (i) the unaudited interim consolidated financial statements of Ecolab and Nalco contained in their respective Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2011 and (ii) the audited consolidated financial statements of Ecolab and Nalco contained in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, all of which are incorporated by reference in this joint proxy statement/prospectus. The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Ecolab would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

        Ecolab expects to incur significant costs associated with integrating the operations of Ecolab and Nalco. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the merger. In addition, the

Unaudited Pro Forma Condensed Combined Financial Statements do not include one-time costs directly attributable to the transaction, employee retention costs or professional fees incurred by Nalco or Ecolab pursuant to provisions contained in the merger agreement, as those costs are not considered part of the purchase price.

Unaudited Pro Forma Condensed Combined
Statement of Income

For The Twelve Months Ended December 31, 2010

(in millions, except per share data)	Ecolab	Nalco	Pro Forma Adjustments		Pro Forma Combined
Net Sales	$6,089.7	$4,250.5	$—		$10,340.2
Operating Expenses
Cost of Sales	3,013.8	2,336.7	(9.3)	(a)	5,341.2
Selling, general and administrative expenses	2,261.6	1,328.6	163.1	(a)	3,753.3
Special gains and charges	7.5	7.5	—		15.0

Total operating expenses	5,282.9	3,672.8	153.8		9,109.5
Operating Income	806.8	577.7	(153.8)		1,230.7
Other expense, net	—	45.1	—		45.1
Interest expense, net	59.1	227.6	(70.5)	(c)	216.2

Income before income taxes	747.7	305.0	(83.3)		969.4
Provision for income taxes	216.6	103.3	(25.7)	(d)	294.2

Net income including noncontrolling interest	531.1	201.7	(57.6)		675.2
Less: Net income attributable to noncontrolling interest	0.8	5.5	—		6.3

Net income	$530.3	$196.2	$(57.6)		$668.9

Earnings attributable to Ecolab per common share
Basic	$2.27	$1.42			$2.22
Diluted	$2.23	$1.41			$2.17
Weighted-average common shares outstanding
Basic	233.4	138.3	(69.9)	(e)	301.8
Diluted	237.6	139.4	(68.3)	(e)	308.7

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined
Statement of Income

For The Six Months Ended June 30, 2011

(in millions, except per share data)	Ecolab	Nalco	Pro Forma Adjustments		Pro Forma Combined
Net Sales	$3,217.1	$2,237.0	$—		$5,454.1
Operating Expenses
Cost of Sales	1,631.2	1,310.6	(15.9)	(a)	2,925.9
Selling, general and administrative expenses	1,191.2	683.2	90.1	(a)	1,964.2
	—	—	(0.3)	(b)	—
Special gains and charges	44.7	(124.0)	—		(79.3)

Total operating expenses	2,867.1	1,869.8	73.9		4,810.8
Operating Income	350.0	367.2	(73.9)		643.3
Other expense, net	—	5.8	—		5.8
Interest expense, net	26.6	94.5	(12.9)	(c)	108.2

Income before income taxes	323.4	266.9	(61.0)		529.3
Provision for income taxes	103.4	87.2	(19.3)	(d)	171.3

Net income including noncontrolling interest	220.0	179.7	(41.7)		358.0
Less: Net income attributable to noncontrolling interest	0.5	3.9	—		4.4

Net income	$219.5	$175.8	$(41.7)		$353.6

Earnings attributable to Ecolab per common share
Basic	$0.95	$1.27			$1.18
Diluted	$0.93	$1.26			$1.16
Weighted-average common shares outstanding
Basic	231.8	138.8	(70.4)	(e)	300.2
Diluted	236.2	139.9	(68.8)	(e)	307.3

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined
Balance Sheet

As of June 30, 2011

(in millions)	Ecolab	Nalco	Pro Forma Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$163.2	$82.7	$46.1	(f)	$292.0
Accounts receivable, net	1,106.7	876.2	—		1,982.9
Inventories	495.5	429.2	165.5	(g)	1,090.2
Deferred income taxes	92.8	62.9	1.8	(o)	157.5
Prepaid and other current assets	136.0	166.2	—		302.2

Total Current Assets	1,994.2	1,617.2	213.4		3,824.8
Property, plant and equipment, net	1,212.7	764.3	235.2	(h)	2,212.2
Goodwill	1,503.3	1,842.2	2,361.7	(i)	5,707.2
Other intangible assets, net	429.8	1,007.8	2,792.2	(j)	4,229.8
Other assets	267.4	212.7	(39.0)	(k)	441.1

TOTAL ASSETS	$5,407.4	$5,444.2	$5,563.5		$16,415.1

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt	$403.5	$117.2	$339.5	(l)	$860.2
Accounts payable	400.5	396.1	(0.3)	(p)	796.3
Accrued expenses and other current liabilities	835.6	406.9	(133.6)	(m)	1,108.9

Total Current Liabilities	1,639.6	920.2	205.6		2,765.4
Long-term debt	703.3	2,665.5	158.9	(l)	5,073.3
	—	—	1,545.6	(l)	—
Other liabilities	722.1	878.5	0.3	(n)	2,686.6
	—	—	1,085.7	(o)	—

TOTAL LIABILITIES	3,065.0	4,464.2	2,996.1		10,525.3
EQUITY
Common stock	334.9	1.4	67.0	(p)	403.3
Additional paid-in capital	1,388.5	810.0	2,780.3	(p)	4,978.8
Retained earnings	3,417.5	120.5	(263.2)	(p)	3,274.8
Accumulated other comprehensive (loss) income	(159.5)	228.0	(228.0)	(p)	(159.5)
Treasury stock	(2,643.2)	(211.3)	211.3	(p)	(2,643.2)

TOTAL STOCKHOLDERS' EQUITY	2,338.2	948.6	2,567.4		5,854.2
Noncontrolling interest	4.2	31.4	—		35.6

TOTAL EQUITY	2,342.4	980.0	2,567.4		5,889.8

TOTAL LIABILITIES AND EQUITY	$5,407.4	$5,444.2	$5,563.5		$16,415.1

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Description of the Transaction

        Ecolab and Nalco have entered into an Agreement and Plan of Merger dated as of July 19, 2011, which we refer to as the merger agreement, pursuant to which Nalco will merge with and into a wholly-owned subsidiary of Ecolab. Upon completion of the merger, the separate existence of Nalco will cease and Ecolab will be the parent company of the Ecolab subsidiary surviving the merger and Nalco's subsidiaries.

        If the merger is completed, each share of Nalco common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by Ecolab, Nalco or any of their respective wholly-owned subsidiaries and shares in respect of which appraisal rights have been properly exercised and not withdrawn, will be converted into the right to receive, at the election of the stockholder, subject to certain proration and reallocation procedures described below, either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Nalco stockholders will not receive any fractional shares of Ecolab common stock in the merger. Instead, they will receive a cash payment in lieu of any fractional shares of Ecolab common stock they otherwise would have received in the merger equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the average volume weighted average price per share of Ecolab common stock for the period of 10 consecutive trading days ending on the last full trading day prior to the effective time of the merger, which we refer to as the closing Ecolab stock price.

        Under the merger agreement, approximately 70% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. In order to achieve this 70%/30% stock-cash mix of consideration, the merger agreement provides for pro-rata adjustments to and reallocation of the stock and cash elections made by Nalco stockholders, as well as the allocation of Nalco shares owned by stockholders who fail to make an election.

        Depending on the elections made by other Nalco stockholders, Nalco stockholders who elect to receive Ecolab common stock for all of their shares in the merger may receive a portion of their consideration in cash, and Nalco stockholders who elect to receive cash for all of their shares in the merger may receive a portion of their consideration in Ecolab common stock. Nalco stockholders who elect to receive a combination of Ecolab common stock and cash for their shares in the merger may receive Ecolab common stock and cash in a proportion different from that which they elected. The merger agreement also provides for the allocation of shares owned by Nalco stockholders who fail to make an election. If the closing Ecolab stock price is less than $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive cash. If the closing Ecolab stock price is greater than $55.39, then any Nalco stockholder who has not made an election will be deemed to have made an election to receive stock. If the closing Ecolab stock price is equal to $55.39, then any Nalco stockholder who has not made an election will receive Ecolab common stock or cash or a combination of both, as necessary to achieve the 70%/30% stock-cash mix as described above.

        Immediately prior to the completion of the merger, each restricted stock unit held by a non-employee director of Nalco will fully vest and be converted into the right to receive either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Each time-vesting restricted stock unit held by certain officers of Nalco will fully vest and be settled for shares of Nalco common stock immediately prior to the completion of the merger pursuant to their change of control agreements with Nalco.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 1. Description of the Transaction (Continued)

        Except for the restricted stock unit awards described in the preceding paragraph, Nalco stock options, restricted stock units and performance stock units granted under Nalco's equity compensation plans or pursuant to any individual equity compensation award agreement, whether vested or unvested, that are outstanding immediately prior to the completion of the merger will be automatically converted into an Ecolab stock option, restricted stock unit and performance stock unit, as applicable, on the same or substantially similar terms and conditions as were applicable to such Nalco stock option, restricted stock unit and performance stock unit immediately prior to the merger. Nalco stock options, restricted stock units and performance stock units will be converted to Ecolab stock options, restricted stock units or performance stock units based on a stock award exchange ratio calculated by dividing (i) the closing price of shares of Nalco common stock on the NYSE for the last trading day prior to the completion of the merger by (ii) the closing price of shares of Ecolab common stock on the NYSE for the last trading day prior to the completion of the merger.

        Based on the estimated number of shares of Nalco common stock and Ecolab common stock outstanding on August 29, 2011, we estimate that Nalco stockholders will own approximately 22.8% of the outstanding shares of Ecolab common stock following the merger.

Note 2. Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined statements of income for the year ended December 31, 2010 and the six-months ended June 30, 2011 give effect to the merger as if it had been completed on January 1, 2010. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 gives effect to the merger as if it had been completed on June 30, 2011.

        The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Ecolab and Nalco that are incorporated by reference into this joint proxy statement/prospectus. Certain financial statement line items included in Nalco's historical presentation have been condensed to conform to corresponding financial statement line items included in Ecolab's historical presentation. This includes the amortization of intangible assets which has been condensed into selling, general and administrative expenses, and restructuring expense, gain on divestitures, and impairment of goodwill which have been condensed into special gains and charges. The classification of these items have no impact on the historical operating income, net income, total assets, total liabilities or stockholders' equity reported by Ecolab or Nalco. Nalco sold its personal care products business and marine chemical business in January 2011 and February 2011, respectively. The marine chemicals and personal care products businesses contributed approximately $70 million and $25 million to net sales and income before income taxes, respectively, for the year ended December 31, 2010.

        Additionally, based on Ecolab's review of Nalco's summary of significant accounting policies disclosed in Nalco's financial statements and preliminary discussions with Nalco management, the nature and amount of any adjustments to the historical financial statements of Nalco to conform its accounting policies to those of Ecolab are not expected to be material. Upon completion of the merger, further review of Nalco's accounting policies and financial statements may result in revisions to Nalco's policies and classifications to conform to Ecolab.

        Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. Since the unaudited pro forma condensed combined financial statements have been

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Basis of Pro Forma Presentation (Continued)

prepared based upon preliminary estimates, the final amounts recorded as of the time the merger is completed may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

        The merger is reflected in the unaudited pro forma condensed combined financial statements as an acquisition of Nalco by Ecolab in accordance with Accounting Standards Codification Topic 805, "Business Combinations," using the acquisition method of accounting. Under these accounting standards, the total estimated purchase price is calculated as described in Note 3 to the unaudited pro forma condensed combined financial statements, and the assets acquired and the liabilities assumed have been measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Ecolab has applied the accounting guidance for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be revised at the time of the merger as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined at the time that the merger is completed, and the final amounts recorded for the merger may differ materially from the information presented.

        Estimated transaction costs, including estimated make-whole payments in connection with the repayment or redemption of certain Nalco debt obligations, have been excluded from the unaudited pro forma condensed combined statements of income as they reflect charges directly related to the merger which do not have an ongoing impact. However, the anticipated transaction costs are reflected in the unaudited pro forma condensed combined balance sheet as a decrease to both cash and to retained earnings.

        The unaudited pro forma condensed combined financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the unaudited pro forma condensed combined financial statements when the merger is completed.

Note 3. Estimate of Consideration Expected to be Transferred

        The following is a preliminary estimate of the merger consideration to be transferred to effect the merger:

($ in millions, except share data)	Common Stock (par value $1.00 per share)	Additional Paid-in Capital	Total
Issuance of Ecolab common stock to Nalco stockholders	$68.4	$3,516.4	$3,584.8
Replacement equity awards		73.9	73.9
Cash consideration			1,623.1

Total consideration			$5,281.8

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3. Estimate of Consideration Expected to be Transferred (Continued)

        Based on Ecolab's closing share price of $52.41 as of August 29, 2011, the merger consideration would be approximately $5,281.8 million, consisting of $1,623.1 million of cash, the issuance of 68.4 million shares of Ecolab common stock, and $73.9 million of replacement equity awards. The replacement equity awards represent the fair value of such awards attributable to service prior to June 30, 2011 using the current stock price to determine conversion and a Black Scholes valuation model to determine the fair value of stock options. If the merger is completed, Nalco stockholders may elect to receive either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest, per share of Nalco common stock, subject to certain proration and reallocation procedures described in Note 1, provided that approximately 70% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive Ecolab common stock and approximately 30% of issued and outstanding shares of Nalco common stock immediately prior to the effective time will be converted into the right to receive cash. Immediately prior to the completion of the merger, restricted stock units held by non-employee directors of Nalco will fully vest and be converted into the right to receive either 0.7005 shares of Ecolab common stock or $38.80 in cash, without interest. Pursuant to change of control agreements between Nalco and certain officers, time-vesting restricted stock units held by such officers will fully vest and be settled for shares of Nalco common stock immediately prior to the completion of the merger. Except for these restricted stock units held by non-employee directors and certain officers of Nalco, for purposes of the unaudited pro forma condensed combined financial statements, the Nalco stock options, restricted stock units and performance stock units granted under Nalco's equity compensation plans or pursuant to any individual equity compensation award agreement, whether vested or unvested, outstanding immediately prior to the completion of the merger will be automatically converted into an Ecolab stock option or other equity-based award on the same or substantially similar terms and conditions as were applicable to such Nalco stock option or other equity-based award immediately prior to the merger. Nalco stock options and other equity-based awards will be converted to Ecolab stock options and other equity-based awards based on a stock award exchange ratio calculated by dividing (i) the closing price of shares of Nalco common stock on the NYSE for the last trading day prior to the completion of the merger by (ii) the closing price of shares of Ecolab common stock on the NYSE for the last trading day prior to the completion of the merger.

        The estimated value of the merger consideration reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual value of the merger consideration that will be received by Nalco's stockholders when the merger is consummated. In accordance with GAAP, the fair value of equity securities issued as part of the merger consideration will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $52.41 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material. For example, an increase or decrease by 10% in the Ecolab common stock price on the closing date of the merger from the common stock price assumed in these unaudited pro forma condensed combined financial statements would increase or decrease the value of the merger consideration by approximately $358.5 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill and other intangibles.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3. Estimate of Consideration Expected to be Transferred (Continued)

        The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes unaudited pro forma adjustments to reflect the fair values of Nalco's assets and liabilities. The allocation of the preliminary purchase price is as follows (in millions):

Current assets	$1,784.5
Property, plant and equipment	999.5
Goodwill	4,203.9
Other intangibles	3,800.0
Other assets	144.9

Total assets	10,932.8
Current liabilities	(830.7)
Long-term debt	(2,824.4)
Other liabilities	(1,964.5)
Non-controlling interest	(31.4)

Total liabilities and equity	(5,651.0)

Estimated purchase price	$5,281.8

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

        The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income

        (a)    Depreciation and amortization.     The adjustment to depreciation and amortization expense recorded in cost of goods sold, or COGS, and selling, general and administrative, or SG&A, expenses is a result of the fair market value adjustments to assets acquired and the estimated remaining useful lives. The estimated fair value of depreciable property, plant and equipment, or PP&E, of approximately $821.5 million and of amortizable intangible assets of $2,600.0 million is expected to be amortized on a straight-line basis over estimated useful lives that will generally range from 6 to 26 years, subject to the completion of the purchase price allocation. The weighted-average useful life of depreciable property, plant and equipment is 13 years and of amortizable intangibles is 13 years. See Note 4(j) for the detail of the intangible assets acquired in the preliminary purchase price allocation.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

The purchase price allocation to tangible and intangible assets and the impact on depreciation and amortization is as follows (in millions):

						Pro forma depreciation and amortization expense
	Ecolab	Nalco	Pro forma adjustment	Pro forma combined	Useful lives	Fiscal year ended December 31, 2010	Six months ended June 30, 2011
Property, plant & equipment
Land	$35.8	$85.8	$0.2	$121.8	N/A	$—	$—
Buildings	144.5	170.7	90.8	406.0	26 years	20.5	24.3
Construction in process	56.7	91.6	0.4	148.7	N/A	—	—
Personal property	975.7	416.2	143.8	1,535.7	7 years	375.9	183.1

Total property, plant & equipment	$1,212.7	$764.3	$235.2	$2,212.2		$396.4	$207.4
Goodwill and other intangibles
Goodwill	$1,503.3	$1,842.2	$2,361.7	$5,707.2	N/A	$—	$—
Patents and developed technology	253.3	43.8	496.2	793.3	6-9 years	94.7	48.4
Customer relationships	99.3	129.2	1,750.8	1,979.3	15 years	146.9	76.9
Other trade names	77.2	834.8	(654.8)	257.2	8 years	29.2	15.1
Other indefinite life intangibles	—	—	1,200.0	1,200.0	N/A	—	—

Total goodwill and other intangibles	$1,933.1	$2,850.0	$5,153.9	$9,937.0		$270.8	$140.4

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

The calculation of pro forma adjusted depreciation and amortization is as follows (in millions):

	Fiscal year ended December 31, 2010	Six months ended June 30, 2011
Pro forma depreciation expense (PP&E)	$396.4	$207.4

Minus historical depreciation expense (PP&E)	(429.4)	(228.6)

Pro forma adjustment	$(33.0)	$(21.2)
Pro forma amortization expense (intangibles)	$270.8	$140.4

Minus historical amortization expense (intangibles)	(84.0)	(45.0)

Pro forma adjustment	$186.8	$95.4
Total pro forma depreciation and amortization adjustment	$153.8	$74.2

The depreciation and amortization expense adjustment is broken down between COGS and SG&A expenses as follows (in millions):

	Fiscal year ended December 31, 2010	Six months ended June 30, 2011
New COGS depreciation	$67.6	$33.8
Eliminate historic COGS depreciation	(76.9)	(49.7)

Total COGS depreciation adjustment	$(9.3)	$(15.9)

New SG&A depreciation	$22.5	$11.2
Eliminate historic SG&A depreciation	(46.2)	(16.5)

Adjustment to SG&A depreciation	(23.7)	(5.3)
New SG&A amortization	230.0	115.0
Eliminate historic SG&A amortization	(43.2)	(19.6)

Adjustment to SG&A amortization	186.8	95.4

Total SG&A depreciation & amortization adjustment	$163.1	$90.1

        In 2011, Nalco identified certain costs that it had previously classified as SG&A expenses that it believes are more appropriately classified in COGS. Included in the costs Nalco identified was depreciation expense on certain manufacturing assets that totaled $20.1 million in fiscal year 2010, and which is included in historical SG&A depreciation for fiscal year 2010. Depreciation expense on these manufacturing assets for the six months ended June 30, 2011 is included in historical COGS depreciation.

        (b)    Elimination of transaction fees.     Total Ecolab transaction fees related to the merger have been estimated to be $67.0 million, of which $0.3 million have been accrued within accounts payable as of June 30, 2011 and expensed through SG&A expenses within the consolidated statement of income for the six-months ended June 30, 2011. No transaction fees have been expensed within the consolidated statement of income for the twelve-months ended December 31, 2010. The portion of the fees that are

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

expensed have been removed within the unaudited pro forma adjustments to SG&A expenses as these fees relate directly to the transaction and do not have an ongoing impact. Total Nalco fees related to the merger have been estimated to be $38.0 million, of which none have been accrued or expensed as of June 30, 2011.

        (c)    Interest expense.     The net adjustment amount reflects a reduction in interest expense as a result of the refinancing of all existing Nalco debt and the incurrence by Ecolab of additional indebtedness in order to pay the cash portion of the merger consideration. See Note 4(l) for additional details on estimated long-term debt activity. Pro forma interest expense assumes total new debt of $4,595.0 million with a weighted average interest rate of 3.1% and includes amortization of $28.8 million of new deferred financing costs as well as the interest related to $150.0 million of securitized accounts receivable that are rolling over from Nalco. The weighted average interest rate was calculated based on anticipated debt issuances at the benchmark interest rates and credit spreads at the expected combined company credit rating as of August 29, 2011. Management considered the impact of a potential credit rating downgrade in determining the appropriate credit spreads and resulting weighted average interest rate. The unaudited pro forma interest expense incorporates estimates for debt bearing variable rates as well as the amortization of financing costs and securitization fees. A 1/8th of 1% change in the assumed variable interest rate related to the financing would change annual unaudited pro forma interest expense by approximately $5.7 million. Estimated interest expense is subject to fluctuation based on market rates until financing occurs. The estimated new debt and corresponding weighted average interest rate of 3.1% do not take into account the $1.0 billion share repurchase program announced by Ecolab on September 9, 2011 and expected to be completed by the end 2012, subject to the closing of the merger. The additional debt and related credit rating impact of the share repurchase program, as well as changes in interest rates and credit spreads, are expected to increase the probable weighted average interest rate by approximately 0.2%. Ecolab's ability to obtain debt financing will be subject to various factors, including market conditions, operating performance and Ecolab's ability to incur additional debt.

        The interest expense related to the new debt incurred as a result of the merger assumes balances, interest rates and spreads of the following (in millions):

	Amount	Rates		Credit spread (bps)
Commercial paper	$350.0	3 month LIBOR	0.32%	15
2 year floating rate notes	300.0	2 year LIBOR Swap	0.52%	80
3 year fixed/floating rate notes	500.0	3 year Treasury	0.36%	125
5 year notes	750.0	5 year Treasury	0.99%	135
7 year notes	500.0	7 year Treasury	1.54%	145
10 year notes	1,250.0	10 year Treasury	2.23%	150
30 year notes	945.0	30 year Treasury	3.60%	170

Total	$4,595.0

        (d)    Income tax expense.     Nalco's 2010 and second quarter 2011 global tax rates of 33.9% and 32.7%, respectively, have been applied to the unaudited pro forma adjustments related to operating expenses for 2010 and second quarter 2011. Nalco's 2010 and second quarter 2011 combined U.S.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

federal and state statutory tax rates of 37.5% have been applied to the unaudited pro forma adjustments related to interest expense for 2010 and second quarter 2011, respectively.

        (e)    Shares outstanding.     Reflects the elimination of Nalco's common stock and the issuance of approximately 68.4 million common shares of Ecolab common stock.

        The unaudited pro forma weighted average number of basic shares outstanding is calculated for each period presented by adding Ecolab's weighted average number of basic shares outstanding for that period and the number of Ecolab shares expected to be issued to Nalco stockholders as a result of the merger. The unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding Ecolab's weighted average number of diluted shares outstanding for that period and the number of Ecolab shares expected to be issued pursuant to the merger as well as 2.7 million shares related to the assumption by Ecolab of Nalco stock options and other equity-based compensation awards.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

        (f)    Cash.     The adjustment amount represents a net increase of cash on hand in the amount of $46.1 million. This includes an increase to cash related to new debt of $4,595.0 million and a decrease in cash related to payment of the cash merger consideration of $1,623.1 million, the repayment of existing Nalco debt at fair value of $2,709.9 million and certain estimated transaction related expenses, including $67.1 million of make-whole payments in connection with the repayment or redemption of certain Nalco debt obligations, $28.8 million of financing fees, $105.0 million of transaction fees and $15.0 million of other change in control payments.

        (g)    Inventories.     Represents the unaudited pro forma adjustment to reflect the preliminary fair value of Nalco's inventories balance at current market prices of approximately $594.7 million, subject to the completion of the purchase price allocation.

        (h)    Property, plant and equipment.     Represents the unaudited pro forma adjustment of Nalco's property, plant and equipment to its preliminarily estimated fair market value as of June 30, 2011 of $999.5 million, subject to the completion of the purchase price allocation.

        (i)    Goodwill.     Reflects the preliminary estimate of the excess of the purchase price paid over the fair value of Nalco's identifiable assets acquired and liabilities assumed and is not amortized. The estimated purchase price of the transaction, based on the closing price of Ecolab's common stock on August 29, 2011, and the excess purchase price over the fair value of the identifiable net assets acquired is calculated as follows (in millions):

Preliminary purchase price	$5,281.8
Less: fair value of net assets acquired	(1,077.9)

Total new goodwill	4,203.9
Less: Nalco existing goodwill	(1,842.2)

Pro forma goodwill adjustment	$2,361.7

        (j)    Other intangible assets.     Represents the unaudited pro forma adjustment to reflect the preliminary estimated fair value of Nalco's intangibles of approximately $3,800.0 million which is an increase of $2,792.2 million over Nalco's book value of intangibles prior to the merger. The intangibles

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

primarily consist of patents and developed technology of $540.0 million, customer relationships of $1,880.0 million and trade names aggregating to approximately $1,380.0 million, subject to the completion of the purchase price allocation. The Nalco trade name has been allocated approximately $1,200.0 million based on the preliminary purchase price allocation and is expected to be an indefinite-lived intangible.

        (k)    Other assets.     Represents the elimination of $67.8 million of deferred financing costs associated with existing Nalco debt being refinanced, and the inclusion of an estimated $28.8 million of financing costs expected to be incurred with respect to the new debt.

        (l)    Debt.     Represents the elimination of $2,709.9 million of outstanding Nalco debt, which includes a fair value adjustment of debt in the amount of $158.9 million, and the inclusion of an estimated $4,595.0 million of new debt used primarily to repay the Nalco debt and fund transaction-related costs, including the cash portion of the merger consideration, related transaction expenses, fees incurred related to the new bank financing and certain employee compensation payments required at closing. The Nalco debt is publicly traded, and therefore quoted prices for the debt are readily available. Given this, the fair value of the debt as of August 29, 2011 was used in the preparation of the unaudited pro forma condensed combined financial statements. The fair value of the debt to be retired at June 30, 2011 was $2,636.6 million. The fair value of the debt is likely to continue to fluctuate until the merger is completed. The debt adjustments were classified between short-term and long-term as follows (in millions):

	Nalco debt retired at fair value	New debt	Debt adjustment
Short-term debt	$(10.5)	$350.0	$339.5
Long-term debt	(2,699.4)	4,245.0	1,545.6

Total	$(2,709.9)	$4,595.0	$1,885.1

        Included within the debt balances for Nalco are $24.5 million of outstanding checks and $25.0 million related to accounts receivable securitization which are included within the short-term debt balance and $125.0 million related to accounts receivable securitization that are included within the long-term debt balance. These balances will not be eliminated as a result of the merger and will remain within their respective classifications.

        (m)    Income taxes payable.     Represents the adjustment to income taxes payable corresponding to fair value debt adjustments and deferred financing costs of $59.6 million and $25.4 million, respectively, transaction fees of $13.3 million, change in control and other equity-based awards payments of $10.1 million, and other transaction related items of $25.2 million. Adjustments to income taxes payable are based on Nalco's statutory U.S. federal and state tax rate of 37.5%.

        (n)    Other liability.     Represents the adjustment of $0.3 million to increase the Nalco pension and other post-retirement benefit liabilities to their funded status of $517.7 million as of the June 30, 2011 unaudited pro forma condensed combined balance sheet date utilizing the current fair value of plan assets and applicable discount rates.

        (o)    Deferred income taxes.     Deferred taxes arising from the estimated fair value adjustments for acquired inventory, property, plant, and equipment, patents and developed technology, customer relationships, and trade names and other intangibles, as well as the settlement of restricted stock units

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

that are converted to Nalco common stock prior to the merger, are primarily based on Nalco's estimated global tax rate of 34.0%.

        (p)    Stockholders' equity.     The unaudited pro forma condensed combined balance sheet reflects the elimination of Nalco's historical equity balances and the recognition of approximately 68.4 million Ecolab common stock issued ($68.4 million of common stock at $1.00 par value and $3,516.4 million of additional paid-in capital). Amounts in additional paid-in capital also include $73.9 million to reflect the portion of the purchase price related to the total estimated fair value of stock compensation awards outstanding as of June 30, 2011, excluding the value associated with employee service yet to be rendered.

        Additionally, retained earnings were further reduced by $142.7 million for estimated transaction costs, net of tax effects, including make-whole payments of $41.9 million, transaction fees of $91.4 million, which is net of previously accrued transaction fees of $0.3 million, and other change in control payments of $9.4 million. These estimated transaction costs have been excluded from the unaudited pro forma condensed combined income statement as they reflect charges directly related to the merger that do not have an ongoing impact. The gross amounts and related net tax effects are as follows (in millions):

	Make-whole payments	Transaction fees	Other change in control payments	Total
Gross expense	$(67.1)	$(104.7)	$(15.0)	$(186.8)
Tax effect	25.2	13.3	5.6	44.1

Net adjustment	$(41.9)	$(91.4)	$(9.4)	$(142.7)

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

        Ecolab common stock is traded on the NYSE under the symbol "ECL" and Nalco common stock is traded on the NYSE under the symbol "NLC." The following table sets forth, for the periods indicated, dividends declared and the high and low sales prices per share of Ecolab common stock and of Nalco common stock as reported by the NYSE Composite Transaction Tape. For current price information, Ecolab and Nalco stockholders are urged to consult publicly available sources.

	Ecolab Common Stock			Nalco Common Stock
Calendar Period	High	Low	Dividends Declared	High	Low	Dividends Declared
2009
First Quarter	$36.78	$29.27	$0.14	$13.21	$9.38	$0.035
Second Quarter	40.04	34.11	0.14	18.34	12.82	0.035
Third Quarter	47.88	36.89	0.14	21.05	15.22	0.035
Fourth Quarter	46.89	43.39	0.155	26.05	18.76	0.035
2010
First Quarter	47.40	40.66	0.155	26.63	21.49	0.035
Second Quarter	49.70	44.10	0.155	29.25	20.15	0.035
Third Quarter	51.23	44.66	0.155	25.87	20.38	0.035
Fourth Quarter	52.46	46.64	0.175	32.62	24.69	0.035
2011
First Quarter	51.08	46.80	0.175	32.46	24.30	0.035
Second Quarter	56.45	49.97	0.175	29.46	25.53	0.035
Third Quarter	57.19	43.81	0.175	37.34	27.77	0.035
Fourth Quarter (through October 27, 2011)	55.57	47.27	—	38.56	34.09	—

        The following table sets forth the high, low and closing prices per share of Ecolab common stock and of Nalco common stock as reported by the NYSE Composite Transaction Tape, and the price per share of Nalco common stock on an equivalent basis, as determined by reference to the value of the merger consideration to be received in respect of each share of Nalco common stock in the merger, in each case on July 19, 2011, the last full trading day prior to the public announcement of the merger, and on October 27, 2011, the latest practicable date before the date of this joint proxy statement/prospectus. The equivalent per share value of Nalco common stock reflects the value that Nalco stockholders would receive in exchange for their shares of Nalco common stock if the merger were completed on either date, assuming that such stockholder received, on either date, 0.4903 shares of Ecolab common stock and $11.64 of cash for each share of Nalco common stock held by such stockholder.

	Ecolab Common Stock			Nalco Common Stock
							Equivalent Price per Share of Nalco Common Stock(1)
	High	Low	Close	High	Low	Close
July 19, 2011	$55.46	$55.11	$55.39	$28.99	$28.59	$28.87	$38.80
October 27, 2011	$55.57	$53.97	$55.20	$38.56	$37.77	$38.36	$38.70

(1)
The equivalent price per share is calculated as the sum of (a) $11.64 (the product determined by multiplying $38.80 (the cash portion of the merger consideration) by 30%) and (b) the closing price per share of Ecolab common stock on July 19, 2011 or October 27, 2011, as applicable, multiplied by 0.4903 (the product determined by multiplying 0.7005 (the exchange ratio) by 70%).

        These prices will fluctuate prior to the special meeting and the closing of the merger, and stockholders are urged to obtain current market quotations prior to making any decision with respect to the merger.

COMPARATIVE RIGHTS OF ECOLAB AND NALCO STOCKHOLDERS

General

        Ecolab and Nalco are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders are each governed by the General Corporation Law of the State of Delaware, which we refer to as the DGCL. Before the completion of the merger, the rights of Nalco stockholders are also governed by the Nalco certificate of incorporation and the Nalco bylaws. Upon completion of the merger, each share of Nalco common stock issued and outstanding prior to the effective date of the merger will be converted into the right to receive the merger consideration, which may include shares of Ecolab common stock or cash, subject to certain adjustments. As a result, upon completion of the merger, the rights of Nalco stockholders who become Ecolab stockholders in the merger will be governed by the DGCL, the Ecolab restated certificate of incorporation and the Ecolab bylaws.

Certain Differences Between the Rights of Ecolab and Nalco Stockholders

        The following is a summary of material differences between the current rights of Ecolab stockholders and the current rights of Nalco stockholders. While Ecolab and Nalco believe that this summary covers the material differences between the two, this summary may not contain all the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Ecolab stockholders and Nalco stockholders, and it is qualified in its entirety by reference to the various documents of Ecolab and Nalco to which Ecolab and Nalco refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. Ecolab and Nalco urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Ecolab and Nalco refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of an Ecolab stockholder and the rights of a Nalco stockholder. Ecolab and Nalco have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request.

        For further information, please see the section titled "Where You Can Find More Information" beginning on page 195 of this joint proxy statement/prospectus.

	ECOLAB INC.	NALCO HOLDING COMPANY
Authorized Capital Stock	The authorized capital stock of Ecolab consists of 400,000,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, without par value.	The authorized capital stock of Nalco consists of 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

If the additional share authorization proposal is approved by Ecolab stockholders, Ecolab plans to amend its restated certificate of incorporation following completion of the merger to increase the number of authorized shares of Ecolab common stock from 400,000,000 shares to 800,000,000 shares.

As of the date of this joint proxy statement/prospectus, Nalco does not have outstanding any shares of preferred stock. Nalco does not have a stockholder rights plan.

	ECOLAB INC.	NALCO HOLDING COMPANY

The Series A Junior Participating Preferred Stock, without par value, which relates to Ecolab's stockholder rights plan, is the only series of preferred stock currently designated by the board of directors of Ecolab. Ecolab is authorized to issue 400,000 shares of the Series A Junior Participating Preferred Stock.

As of the date of this joint proxy statement/prospectus, Ecolab does not have outstanding any shares of preferred stock.
Preferred Stock

The rights and preferences of holders of Ecolab's common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Ecolab may designate and issue.

If issued, holders of the Series A Junior Participating Preferred Stock would have the right to:

•  Receive, when, as and if declared, quarterly dividends or other distributions equal in value to the greater of $10.00 or 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends declared or other distributions, other than a dividend payable in common stock, on the Ecolab common stock since the immediately preceding quarterly dividend payment date;

Under Nalco's certificate of incorporation, the board of directors is expressly authorized, by resolution, to provide for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

As of the date of this joint proxy statement/prospectus, Nalco has not designated or issued any series of preferred stock.

• Receive any unpaid dividends, which will accrue and be cumulative;
• Vote 1,000 votes per share, which may be voted together with the holders of Ecolab's common stock as one class, on all matters submitted to the stockholders of Ecolab;

	ECOLAB INC.	NALCO HOLDING COMPANY

•  During any time where dividends on the Series A Junior Participating Preferred Stock are in arrears for a period equal to six quarterly dividend periods, voting as a class, elect two members of the board of directors;

•  Prevent Ecolab, during any time where dividends on the Series A Junior Participating Preferred Stock are in arrears, from declaring or paying dividends or redeeming, repurchasing or otherwise acquiring shares junior to or ranking on parity with the Series A Junior Participating Preferred Stock; and

• Receive 1,000 times the aggregate amount of stock, cash, securities or other property into which shares of Ecolab's common stock are exchanged pursuant to a merger or other business combination.
Number of Directors

Ecolab's restated certificate of incorporation provides that the Ecolab board shall consist of a number of directors, with the number to be determined from time to time by the board of directors. Ecolab currently has 11 directors sitting upon a classified board of directors.

The merger agreement provides that at the effective time of the merger, three of the current Nalco directors will be added to the Ecolab board of directors. The merger agreement further provides that Nalco will select three of its current directors for the positions on the Ecolab board of directors, with one director assigned to each of the three director classes under Ecolab's classified board of directors, subject to acceptance by Ecolab in accordance with its regular corporate governance procedures, which include a review of the qualifications and fit of the nominee, as well as potential conflicts of interest and similar considerations.

Nalco's bylaws provide that the Nalco board will consist of not less than three nor more than 15 directors, with the exact number to be determined pursuant to a resolution by a majority of the board of directors and in accordance with the Nalco stockholders agreement dated November 16, 2004, as amended from time to time among Nalco, Nalco LLC and certain of its members, which we refer to as the Nalco stockholders agreement. Nalco currently has eight directors sitting upon a classified board of directors.

	ECOLAB INC.	NALCO HOLDING COMPANY
Election of Directors

Ecolab's directors are elected by the affirmative vote of holders representing a majority of the votes cast at a meeting in which a quorum is present; provided, however, that directors will be elected by a plurality of the votes cast at any meeting of stockholders for which the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the stockholder advance notice requirements for stockholder nominees.

Nalco's directors are elected by the affirmative vote of a plurality in voting power of the Nalco shares entitled to vote for the election of directors at a meeting in which a quorum is present.

Nalco's board of directors is classified into three classes. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Ecolab's board of directors is classified into three classes. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. At the 2011 annual meeting the directors whose terms expired were elected to hold office for a two-year term. At the 2012 and 2013 annual meetings the directors whose terms expire at each meeting will be elected to hold office for a one-year term. Pursuant to such procedures, effective as of the 2013 annual meeting of stockholders, the Ecolab board will no longer be classified.

	ECOLAB INC.	NALCO HOLDING COMPANY
Removal of Directors	Ecolab's restated certificate of incorporation and bylaws provide that any director may be removed at any time at a special meeting of Ecolab's stockholders called and held for such purpose by the affirmative vote of the holders of a majority of shares entitled to vote upon the election of directors, but, until the Ecolab board is no longer classified in 2013, only for cause. Once the board of directors is no longer classified, directors may be removed without cause or for cause.	Nalco's certificate of incorporation and bylaws provide that any director may be removed only for cause by the affirmative vote of at least 80% in voting power of all the shares of Nalco entitled to vote generally in the election of directors, voting as a single class.
Voting	Under Ecolab's bylaws, each holder of Ecolab common stock will be entitled to one vote for each share of stock standing in that holder's name on the books of Ecolab.	Under Nalco's certificate of incorporation, each holder of Nalco common stock will be entitled to one vote for each share of stock standing in that holder's name on the books of Nalco.
Quorum	Ecolab's bylaws provide that the holders of a majority of the shares of Ecolab stock issued and outstanding and entitled to vote at all meetings of the stockholders, present in person or represented by proxy, will constitute a quorum.	Nalco's bylaws provide that the holders of record of a majority of the shares of Nalco stock issued and outstanding, present in person or represented by proxy, will constitute a quorum.
Vacancies on the Board of Directors	Under Ecolab's restated certificate of incorporation, vacancies on the Ecolab board, including vacancies as a result of director removal or an enlargement of the Ecolab board, may be filled only by a majority of the directors then in office, although less than a quorum at any regular or special meeting of the Ecolab board.	Under Nalco's certificate of incorporation, vacancies on the Nalco board, including vacancies as a result of director removal or an enlargement of the Nalco board, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, at any regular or special meeting of the Nalco board, except to the extent otherwise provided by the Nalco stockholders agreement.

	ECOLAB INC.	NALCO HOLDING COMPANY
Stockholder Action by Written Consent

Under the DGCL and Ecolab's bylaws, any action which would otherwise be required or permitted to be taken at any annual or special meeting of the stockholders may instead be taken without a meeting by the written consent of the stockholders who would be entitled to vote on that action at a meeting having not less than the minimum number of vote necessary to authorize such action at a meeting.

Under Nalco's certificate of incorporation, any action by the stockholders must be taken at a meeting of the stockholders and no action may be taken by written consent.
Amendment to Certificate of Incorporation

Under Section 242 of the DGCL, an amendment to Ecolab's restated certificate of incorporation generally requires approval of a majority of the Ecolab board of directors and the vote of the holders of shares of Ecolab stock having a majority of the votes. However, under Ecolab's restated certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of Ecolab stock is required to amend the provisions in the Ecolab restated certificate of incorporation related to the stockholders rights plan triggered in the event of a change of control, business combination or transaction with any interested stockholder holding 10% or more of Ecolab's outstanding stock, provided that the 80% vote will not be required for any amendment unanimously recommended by the Ecolab board if all such directors would be eligible to service as "continuing directors" (as defined in Ecolab's restated certificate of incorporation).

Under Section 242 of the DGCL, an amendment to Nalco's certificate of incorporation generally requires approval of a majority of the Nalco board of directors and the vote of the holders of a majority of shares of Nalco common stock entitled to vote thereon. However, under Nalco's certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of Nalco stock entitled to vote in the election of directors is required to amend the provisions in the Nalco certificate of incorporation related to the amendment of Nalco's bylaws, Nalco's board of directors and voting rights of preferred stock, stockholder meetings, the limited liability of directors and amendment of the certificate of incorporation generally.

	ECOLAB INC.	NALCO HOLDING COMPANY
Amendment of Bylaws	Under Section 109 of the DGCL, the power to adopt, amend or repeal bylaws is in the stockholders entitled to vote. Section 109 also provides that a corporation may, in its certificate of incorporation, give that power to the directors as well. Under Ecolab's restated certificate of incorporation, Ecolab's board of directors is authorized to alter, amend or rescind the bylaws of Ecolab without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware.	Under Section 109 of the DGCL, the power to adopt, amend or repeal bylaws is in the stockholders entitled to vote. Section 109 also provides that a corporation may, in its certificate of incorporation, give that power to the directors as well. Under Nalco's certificate of incorporation, Nalco's board of directors is authorized to make, amend, alter and repeal the bylaws of Nalco without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware. Under Nalco's certificate of incorporation and bylaws, the affirmative vote of the holders of at least 80% in voting power of all outstanding shares of Nalco stock entitled to vote in the election of directors is required for the stockholders to amend the provisions in the Nalco bylaws related to special meetings of stockholders, stockholder notices, the composition election and tenure of the board of directors, resignation and removal of directors, vacancies and newly created directorships, and amendment of the Nalco bylaws.
Special Stockholder Meetings

Under Ecolab's bylaws, a special meeting of the Ecolab stockholders may be called by a majority of the Ecolab board, the chairman of the Ecolab board or at the written request of the holders of not less than 25% of all issued and outstanding shares of Ecolab entitled to vote at the meeting.

Under Nalco's bylaws, a special meeting of the Nalco stockholders may be called by the chairman of the Nalco board or the chief executive officer or secretary at the direction of the board of directors pursuant to a resolution approved by the board of directors.

Notice of Stockholder Meetings	Under Ecolab's bylaws, written notice of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting.

Under Nalco's bylaws, written notice of the time, date and place of each stockholder meeting, and in the case of a special meeting, the purpose for which the meeting is called, will be given not less than 10 nor more than 60 days before the date of the meeting.

	ECOLAB INC.	NALCO HOLDING COMPANY
Advance Stockholder Notice Requirements

For proposals and nominations to be timely, a stockholder's notice of such proposal or nomination must be delivered to the Ecolab secretary at Ecolab's principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the preceding year's annual stockholder meeting.

However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, for notice by the stockholder to be timely, it must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

To be in proper written form, the stockholder's notice must include, among other things, the following information with respect to the stockholder giving notice, any proposed nominee for director and any "stockholder associated person" (as defined in Ecolab's bylaws):

•  in the case of a nomination, information that would be required to be disclosed in filings made in connection with a proxy solicitation for the election of directors pursuant to Section 14 of the Exchange Act;

• to the extent known, (i) the names and other personal information of any other stockholder supporting the nominee for election or the stockholder business and (ii) a description of all arrangements or understandings between or among such parties pursuant to which the nomination is to be made or in connection with the proposal of stockholder business (including any material interest therein);

For proposals and nominations to be timely, a stockholder's notice of such proposal or nomination must be delivered to the Nalco secretary at Nalco's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual stockholder meeting. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

To be in proper written form, the stockholder's notice must include, among other things, the following information:

•  in the case of a nomination, information that would be required to be disclosed in filings made in connection with a proxy solicitation for the election of directors pursuant to Regulation 14A under the Exchange Act, regarding the person whom the stockholder proposes to nominate for election;

• in the case of a stockholder proposal or other business, a description of the business the stockholder proposes to bring before the meeting, the text of the proposal or business, the reasons for conducting the business at the relevant meeting and any material interest in such business the notifying stockholder, or the beneficial owner, if any, has.

	ECOLAB INC.	NALCO HOLDING COMPANY

•  personal information, including name, age, addresses, occupation and share ownership;

•  hedging activities and other similar arrangements with respect to Ecolab's common stock;

• a representation regarding the stockholder's intention to appear at the meeting to nominate the person in such notice or to bring the business in the notice before the meeting.
• certain information about the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, including, among other things, name, address, share ownership, representations regarding the stockholder's intention to deliver a proxy, entitlement to vote and intention to be present at the stockholder meeting.
Preemptive Rights	Ecolab's restated certificate of incorporation expressly states that no holder of common stock will have any preemptive rights to subscribe for any securities of Ecolab.	Nalco's certificate of incorporation does not grant any preemptive rights.
Dividends

Under the DGCL, holders of common stock will be entitled to receive dividends or other distributions when and as may be declared by Ecolab's board of directors out of assets or funds that are legally available for such purpose.

Holders of preferred stock will be entitled to receive quarterly dividends or other distributions equal in value to the greater of $10.00 or 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in common stock, declared on the Ecolab common stock since the immediately preceding quarterly dividend payment date.

Under Nalco's certificate of incorporation, subject to the preferential rights of the Nalco preferred stock (if any), holders of common stock will be entitled to receive dividends payable in cash, property or shares of capital stock when and as may be declared by Nalco's board of directors out of the assets that are legally available for such purpose.

	ECOLAB INC.	NALCO HOLDING COMPANY
Limitation of Liability of Directors	Under Ecolab's restated certificate of incorporation, no Ecolab director will have personal liability to Ecolab or its stockholders for monetary damages for breach of fiduciary duty; provided, however, that the liability of a director will not be limited for any breach of the director's duty of loyalty to Ecolab or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit.	Under Nalco's certificate of incorporation, no Nalco director will have personal liability to Nalco or its stockholders for monetary damages for breach of fiduciary duty; provided, however, that the liability of a director will not be limited for any breach of the director's duty of loyalty to Nalco or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit.
Indemnification of Officers and Directors

Ecolab's bylaws provide that Ecolab will indemnify and hold harmless to the fullest extent permitted by the DGCL any director or officer who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Ecolab, or, if at a time when he or she was a director or officer of Ecolab, is or was serving at the request of, or to represent the interests of, Ecolab or any of its affiliates or subsidiaries as a director, officer, partner, member or trustee.

Nalco's certificate of incorporation provides that Nalco will indemnify and hold harmless to the fullest extent permitted by the DGCL any director or officer who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Nalco, or, if at a time when he or she was a director or officer of Nalco, is or was serving at the request of, or to represent the interests of, Nalco as a director, officer, partner, member, trustee fiduciary, employee or agent of an affiliated entity if, as provided by Nalco's bylaws, such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Nalco, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however that Nalco will not be obligated to indemnify a director or officer against expenses

	ECOLAB INC.	NALCO HOLDING COMPANY
incurred in connection with an action, suit, proceeding or investigation to which such person is threatened to be made a party but does not become a party unless such expenses were incurred with the approval of the board of directors, a board committee, the chairman, vice chairman or chief executive officer of Nalco and Nalco will not be obligated to indemnify against any amount paid in settlement unless Nalco has consented to such settlement.
Additionally, Nalco enters into indemnification agreements with its directors and officers.
Certain Business Combination Restrictions

Section 203 of the DGCL restricts a Delaware corporation from engaging in certain transactions with a stockholder once that stockholder has acquired a significant holding in the corporation. A corporation may elect not to be governed by Section 203 of the DGCL, but Ecolab has not made such an election. Accordingly, Ecolab is governed by Section 203.

Section 203 of the DGCL restricts a Delaware corporation from engaging in certain transactions with a stockholder once that stockholder has acquired a significant holding in the corporation. A corporation may elect not to be governed by Section 203 of the DGCL, but Nalco has not made such an election. Accordingly, Nalco is governed by Section 203.

Under Ecolab's restated certificate of incorporation, any consolidation, merger, combination or other transaction in which the Ecolab common stock are exchanged for other stock or securities, cash and/or other property, the shares of the Series A Junior Participating Preferred Stock will be at the same time similarly exchanged for an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or property in which each share of common stock is exchanged.

APPRAISAL RIGHTS

        Pursuant to Section 262 of the General Corporation Law of the State of Delaware, which we refer to as Section 262, Nalco stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 may have the right to seek appraisal of the fair value of such shares as determined by the Delaware Court of Chancery if the merger is completed. The appraised value will not include any value arising from the accomplishment or expectation of the merger, but will include interest on such appraised value from the effective date of the merger until the date such appraised value is paid, calculated at 5% over the Federal Reserve discount rate (including any surcharge) during such period, unless the Delaware Court of Chancery determines otherwise for good cause shown. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration.

        Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Nalco common stock that have not been surrendered for payment for which you would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Ecolab common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the fair value of those shares as determined by the Delaware Court of Chancery. Merger Subsidiary reserves the right to take the position that appraisal may only be sought with respect to shares described in the two preceding sentences of this paragraph, and may not be exercised with respect to any shares as to which stock was received.

        SINCE THE FINAL ALLOCATION OF CASH AND STOCK MERGER CONSIDERATION WILL NOT BE DETERMINED UNTIL AFTER THE EFFECTIVE TIME OF THE MERGER WHETHER OR NOT A NALCO STOCKHOLDER WILL BE REQUIRED TO ACCEPT CASH FOR THEIR SHARES AND THUS BE ENTITLED TO APPRAISAL RIGHTS IN THE MERGER WILL NOT BE KNOWN UNTIL AFTER THE NALCO STOCKHOLDER VOTE IS TAKEN ON THE MERGER AGREEMENT AT THE NALCO SPECIAL MEETING. HOWEVER, ANY NALCO STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL PRIOR TO THE TIME THE NALCO STOCKHOLDER VOTE IS TAKEN ON THE MERGER AGREEMENT AT THE NALCO SPECIAL MEETING AS DESCRIBED BELOW.

        The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Nalco stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex D to this joint proxy statement/prospectus. Failure to comply strictly with the procedures set forth in Section 262 will result in the loss of appraisal rights.

        Under Section 262, Nalco is required to notify stockholders not less than 20 days before the Nalco special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

        THIS JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTES NALCO'S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE. SECTION 262 IS ATTACHED HERETO AS ANNEX D.

        If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex D to this joint proxy statement/prospectus and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost.

        If you elect to demand appraisal of your shares of Nalco common stock, you must satisfy each of the following conditions:

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  You must deliver to Nalco a written demand for appraisal of your shares before the vote is taken on the merger agreement at the Nalco special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger does not by itself constitute a demand for appraisal under Section 262.

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  You must not vote in favor of the merger. An executed proxy that is submitted but does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. A vote in favor of the merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

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  You must not submit a letter of transmittal or surrender your stock certificates to the exchange agent. Submitting a letter of transmittal or surrendering your stock certificates may constitute a waiver of your appraisal rights and may nullify any previously filed demands for appraisal.

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  You must be the record holder of such shares of Nalco common stock on the date written demand for appraisal is made and you must continuously hold your shares of Nalco common stock from the date you make your demand for appraisal rights through the effective date of the merger. A stockholder who is the record holder of shares of Nalco common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the merger, will lose any rights to appraisal in respect of such shares.

        If you fail to comply with any of these conditions and the merger is completed, you will lose your appraisal rights with respect to your shares of Nalco common stock. A demand for appraisal will be sufficient if it reasonably informs of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder's shares of Nalco common stock. Only a holder of record of shares of Nalco common stock, or a person duly authorized and explicitly purporting to act on that stockholder's behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder's name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of their shares of Nalco common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Nalco. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

        If the shares of Nalco common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Nalco common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Nalco common stock held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought. Where the number of shares of Nalco common stock is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares of Nalco common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

        All demands for appraisal should be made in writing and addressed to:

    Nalco Holding Company
    1601 West Diehl Road
    Naperville, Illinois 60563-1198
    Attention: Corporate Secretary

and must be executed by, or on behalf of, the record holder of the shares of Nalco common stock. The written demand must reasonably inform Nalco of the identity of the Nalco stockholder and state that the stockholder intends to demand appraisal of the shares of Nalco common stock held by the stockholder. If your shares of Nalco common stock are held through a bank, broker or other nominee and you wish to demand appraisal rights, you must act promptly to instruct the applicable bank, broker or other nominee to follow the steps required by Section 262.

        Within 10 days after the effective date of the merger, the entity surviving the merger must give written notice of the effective date of the merger to each Nalco stockholder who has properly asserted appraisal rights under Section 262 and who did not vote in favor of the merger.

        Within 120 days after the effective date of the merger, but not thereafter, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery demanding a determination of the value of the shares held by all stockholders entitled to appraisal rights. The entity surviving the merger has no obligation to file such a petition, and there is no present intention for it to do so. A person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition for appraisal with the Delaware Court of Chancery. If a petition is not filed within such 120-day period, all appraisal rights relating to shares of Nalco common stock will terminate. Accordingly, if you wish to exercise your appraisal rights, you should regard it as your obligation to take all steps necessary to perfect your appraisal rights in the manner prescribed in Section 262.

        At any time within 60 days after the effective date of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw the demand for appraisal made by the stockholder by delivering to the surviving entity a written withdrawal of the demand for appraisal. Nalco stockholders who withdraw their demand or otherwise fail to perfect or lose their appraisal rights will be entitled to receive in respect of their shares the merger consideration that was payable in respect of shares for which no election to receive cash or stock was made, without any interest thereon, as specified by the merger agreement. Any attempt to withdraw an appraisal demand more than 60 days after the effective date of the merger will require the written approval of the surviving entity. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If the surviving entity does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder's right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

        Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of Nalco common stock not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving entity or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, request such a statement from the surviving entity.

        If a dissenting stockholder duly files a petition for appraisal with the Delaware Court of Chancery and the petition is served on the surviving entity, then the surviving entity must file with the Delaware Register in Chancery within 20 days after being served such petition a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After the Delaware Register in Chancery gives notice of the time and place fixed for hearing of such petition as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with the requirements of Section 262 and who are entitled to appraisal rights.

        The Delaware Court of Chancery may require stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. After determination of the stockholders entitled to appraisal rights, an appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings, and the Delaware Court of Chancery will determine the fair value of the shares of Nalco common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Once the fair value is determined by the Delaware Court of Chancery, the surviving entity will pay all dissenting stockholders the appraised value of their shares, together with interest accrued thereon during the pendency of the proceeding, immediately, in the case of holders of uncertificated shares, or upon surrender by such holders of any certificates representing such shares.

        In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or could be ascertained as of the date of the merger that throw any light on future prospects of the target corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although Nalco believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Ecolab nor Nalco anticipate offering more than the applicable merger consideration to any stockholder of Nalco exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the "fair value" of a share of Nalco common stock is less than the applicable merger consideration. The Delaware courts have stated that the methods which are generally considered acceptable in the financial community and otherwise admissible in court may be considered in the appraisal proceedings. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder's exclusive remedy.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. Costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged to the parties as the Court deems equitable under the circumstances. Upon application of any dissenting stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

        If any stockholder who demands appraisal of shares of Nalco common stock under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's shares of Nalco common stock will be deemed to have been converted at the effective date of the merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the holder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective date of the merger. In addition, as indicated above, a stockholder may withdraw a demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement. Any attempt to withdraw an appraisal demand more than 60 days after the effective time of the merger will require written approval of the surviving entity.

        Any stockholder who has demanded appraisal rights will not, after the effective date of the merger, be entitled to vote the stockholder's shares for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective time of the merger).

        If you desire to exercise your appraisal rights, you must not vote for the adoption of the merger agreement and you must strictly comply with the procedures set forth in Section 262.

        The process of demanding and exercising appraisal rights requires strict compliance with technical prerequisites under Section 262. In view of the complexity of Section 262, Nalco stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights. To the extent there are any inconsistencies between the foregoing summary and Section 262, Section 262 will govern. Section 262 is attached hereto as Annex D.

PROPOSAL TO AUTHORIZE ADDITIONAL SHARES OF ECOLAB COMMON STOCK

Summary of the Proposal

        The Ecolab board of directors has unanimously determined that it is advisable and in the best interests of Ecolab and its stockholders for Ecolab's restated certificate of incorporation to be amended promptly following completion of the merger to increase the number of authorized shares of Ecolab common stock from 400,000,000 to 800,000,000 shares. Upon approval of this proposal by Ecolab's stockholders, Ecolab would be authorized to amend the first paragraph of Article III of its restated certificate of incorporation as set forth in Annex E to this joint proxy statement/prospectus. Except for the foregoing amendment, the other terms and provisions of Ecolab's restated certificate of incorporation would remain unchanged.

        As of October 11, 2011, the record date for the Ecolab special meeting, 400,000,000 shares of Ecolab common stock were authorized, of which approximately 232.1 million shares were issued and outstanding and approximately 29.4 million shares were reserved for issuance pursuant to Ecolab equity compensation plans and individual equity award agreements. Upon consummation of the merger, Ecolab expects to issue approximately 68.3 million shares of Ecolab common stock to the holders of Nalco common stock pursuant to the terms of the merger agreement, and will be required to reserve approximately 2.4 million additional shares of Ecolab common stock in connection with Nalco equity compensation plans and individual award agreements assumed by Ecolab in connection with the merger. Accordingly, although Ecolab has available a sufficient number of authorized shares to consummate the merger, Ecolab after the merger will have only approximately 67.7 million shares of common stock, including treasury shares, available for future issuance.

        If this proposal is approved by Ecolab's stockholders, following consummation of the merger 400,000,000 additional shares of Ecolab common stock will be available for future issuance or sale upon authorization by the Ecolab board of directors without further stockholder approval. Stockholder approval of particular future transactions may be required, however, under the rules or policies of the NYSE, upon which Ecolab's common stock is currently listed for trading, or any other exchange or market upon which shares of Ecolab common stock may be traded or quoted in the future.

Purpose and Effect of the Proposal

        Upon approval of this proposal by Ecolab's stockholders, following consummation of the merger 400,000,000 additional shares of Ecolab common stock would be authorized but unissued and unreserved. The Ecolab board of directors believes that it is in the best interests of Ecolab and its stockholders to have additional shares of common stock available following the merger for various general corporate purposes, including financing transactions, acquisitions, stock splits, stock dividends and equity compensation plans or agreements. The Ecolab board of directors believes that the additional authorized common stock would give Ecolab greater flexibility by allowing the company to issue shares of Ecolab common stock without the expense and delay of convening a stockholders meeting to authorize additional shares if and when the need arises.

        Ecolab currently has no plans for the issuance of additional shares of its common stock, other than future issuances pursuant to its equity compensation plans and agreements in the ordinary course of business. The Ecolab board of directors has determined, however, that securing stockholder approval for additional authorized shares of Ecolab common stock is appropriate in order to provide the company with the flexibility to consider possible actions that might require the future issuance of additional shares of common stock.

        If the Ecolab board of directors deems it to be in the best interest of Ecolab and its stockholders to issue additional shares of common stock in the future, the Ecolab board of directors does not expect to seek further authorization by vote of Ecolab's stockholders, unless stockholder approval is otherwise required by law or by the rules or policies of the NYSE or any other exchange or market upon which shares of Ecolab's common stock may be traded or quoted in the future.

        The issuance of the additional shares of Ecolab common stock may have a dilutive effect on Ecolab's earnings per share and, for stockholders that do not purchase additional shares to maintain their pro rata interest in Ecolab, on their percentage of voting power. In addition, the issuance of additional shares of Ecolab common stock authorized pursuant to this proposal could have the effect of deterring possible acquisition proposals with respect to Ecolab. For example, the issuance of the additional shares of Ecolab common stock could discourage a potential acquirer of Ecolab by increasing the number of shares of common stock necessary to gain control of Ecolab, permitting Ecolab, through the public or private issuance of shares of its common stock, to dilute the stock ownership of the potential acquirer, or permitting Ecolab to privately place shares of its common stock with purchasers who would side with the Ecolab board of directors in opposing a takeover bid. This proposed amendment to Ecolab's restated certificate of incorporation is not being recommended in response to any specific effort of which Ecolab's board of directors or management is aware to accumulate shares or obtain control of Ecolab or for a specific purpose other than general corporate purposes.

Effect of Proposal on Proposals Relating to the Merger

        Completion of the merger is not conditioned or dependant on approval of this proposal by Ecolab's stockholders. If Ecolab's stockholders fail to approve this proposal but the other conditions to the merger provided in the merger agreement are satisfied or waived, Ecolab intends to consummate the merger in accordance with the merger agreement.

        If Ecolab's stockholders approve this proposal, Ecolab does not intend to file an amendment to its restated certificate of incorporation giving effect to the increase in its authorized shares of common stock contemplated by this proposal until after consummation of the merger. Accordingly, if the share issuance proposal or the merger proposal are not approved by the stockholders of Ecolab and Nalco, or the merger is not completed for any other reason, Ecolab does not intend to implement this proposal, even if this proposal is approved by its stockholders at the Ecolab stockholders meeting.

        If this proposal is approved by Ecolab's stockholders and the merger is consummated, then Ecolab will have authority to file a certificate of amendment to its restated certificate of incorporation with the Secretary of State of the State of Delaware, which is expected to occur as soon as practicable following the consummation of merger. Ecolab's stockholders will not have appraisal rights with respect to the proposed amendment to Ecolab's restated certificate of incorporation and will not have preemptive rights in connection with any future issuance of shares of Ecolab common stock.

Required Vote

        Approval of this proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Ecolab common stock entitled to vote on the proposal. Failures to vote and votes to abstain will have the effect of a vote "AGAINST" the proposal.

Recommendation of the Ecolab Board of Directors

        The board of directors recommends a vote "FOR" approval of the amendment of Ecolab's restated certificate of incorporation to increase the number of authorized shares of Ecolab common stock.

NALCO NON-BINDING, ADVISORY PROPOSAL TO APPROVE CERTAIN COMPENSATION

Advisory Vote on Golden Parachutes

        In accordance with Section 14A of the Exchange Act, Nalco is providing its stockholders with the opportunity to cast a non-binding advisory vote on the compensation that may be payable to its named executive officers in connection with the merger. As required by those rules, Nalco is asking its stockholders to vote on the adoption of the following resolution:

        "RESOLVED, that the compensation that may be paid or become payable to Nalco's named executive officers in connection with the merger, as disclosed in the table titled "Potential Change of Control Payments to Named Executive Officers" on page 120, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED."

        THE NALCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THIS PROPOSAL.

        The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on Nalco or on the combined company. Accordingly, because Nalco is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the merger proposal is approved and regardless of the outcome of the advisory vote.

        Stockholders who hold shares representing a majority of the issued and outstanding shares of Nalco common stock entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Nalco special meeting. Abstentions and broker non-votes will be included in the calculation of the number of shares of Nalco commons stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

        The affirmative vote of holders of a majority of the issued and outstanding shares of Nalco common stock present in person or represented by proxy at the Nalco special meeting and entitled to vote on the proposal is required to approve the advisory resolution on executive compensation payable in connection with the merger.

        If you fail to instruct your broker, bank or other nominee to vote or fail to vote, it will have no effect on the advisory resolution on executive compensation payable in connection with the merger, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the advisory resolution on executive compensation payable in connection with the merger.

 LEGAL MATTERS

        The validity of the shares of Ecolab common stock to be issued pursuant to the merger will be passed upon by James J. Seifert, General Counsel and Secretary of Ecolab. The material U.S. federal income tax consequences relating to the merger will be passed upon for Ecolab by Baker & McKenzie LLP and for Nalco by Cravath, Swaine & Moore LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        With respect to the unaudited financial information of Ecolab Inc. for the three-month periods ended March 31, 2011 and 2010 and the three- and six-month periods ended June 30, 2011 and 2010, incorporated by reference in this joint proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 5, 2011 and August 4, 2011 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

EXPERTS

Ecolab

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Ecolab Inc. Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Nalco

        The consolidated financial statements of Nalco Holding Company and its subsidiaries as of December 31, 2010, and for the year ended December 31, 2010, and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2010 incorporated in this joint proxy statement/prospectus by reference to Nalco's Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements and schedules of Nalco Holding Company and its subsidiaries as of December 31, 2009 and for each of the two years in the period ended December 31, 2009 appearing in Nalco Holding Company's Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements and schedules are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 STOCKHOLDER PROPOSALS

Ecolab

        Ecolab will hold a regular annual meeting in 2012 regardless of whether the merger is completed.

        For inclusion in the proxy statement and form of proxy relating to the 2012 annual meeting, stockholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must be received by Ecolab's Corporate Secretary no later than November 21, 2011.

        Stockholder proposals not included in a proxy statement for an annual meeting as well as proposed stockholder nominations for the election of directors at an annual meeting must each comply with advance notice procedures set forth in Ecolab's bylaws in order to be properly brought before that annual meeting of stockholders. In general, written notice of a stockholder proposal or a director nomination must be received by the Corporate Secretary not less than 120 days nor more than 150 days prior to the anniversary date of the preceding annual meeting of stockholders. With regard to next year's Annual Meeting of Stockholders, expected to be held on May 3, 2012, the written notice must be received between December 7, 2011 and January 6, 2012 inclusive. The written notice must comply with the provisions of Ecolab's bylaws.

Nalco

        It is not expected that Nalco will hold an annual meeting of stockholders for 2012 unless the merger is not completed.

        In order to be considered for inclusion in the proxy statement and form of proxy for the 2012 annual meeting of stockholders, should one be held, stockholder proposals must be submitted in writing and received by Nalco's Corporate Secretary at Nalco's principal executive offices in Naperville, Illinois on or before November 19, 2011 in accordance with the requirements of 14a-8 of the Exchange Act.

        If the merger is not completed and Nalco holds an annual meeting in 2012, any stockholder who desires to bring business before the 2012 annual meeting of stockholders in a form other than a stockholder proposal in accordance with the preceding paragraph must submit the recommendation in writing to the Corporate Secretary, c/o Nalco Holding Company, 1601 West Diehl Road, Naperville, Illinois 60563-1198 with proper notice, as provided in Nalco's bylaws not less than 90 and no more than 120 days prior to the first anniversary of the previous year's annual meeting. For the 2012 annual meeting, Nalco's Corporate Secretary must receive this notice on or after December 31, 2011, and on or before January 30, 2012, unless the annual meeting in 2012 is more than 30 days before, or more than 70 days after, such anniversary date, then notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. You may contact Nalco's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

 OTHER MATTERS

Other Matters Presented at the Special Meetings

        As of the date of this joint proxy statement/prospectus, neither the Ecolab board of directors nor the Nalco board of directors knows of any matters that will be presented for consideration at either the Ecolab special meeting or the Nalco special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either the Ecolab special meeting or the Nalco special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets for the beneficial ownership as of August 26, 2011 by each person known to Ecolab, solely by reason of Ecolab's examination of Schedule 13D and Schedule 13G filings made with the SEC, to be the beneficial owner of more than 5% of the outstanding shares of Ecolab common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Ecolab common stock	William H. Gates III One Microsoft Way Redmond, Washington 98052	30,035,806	(1)	12.9	%(2)

(1)
This information is based on Amendment No. 2 to the Schedule 13D filed jointly with the SEC on August 26, 2011 by Cascade Investment, L.L.C., which we refer to as Cascade, William H. Gates III, whom we refer to as Mr. Gates, the Bill and Melinda Gates Foundation Trust, which we refer to as the Trust, and Melinda French Gates, whom we refer to as Mrs. Gates, and a Form 4 relating to Mr. Gates filed with the SEC on September 2, 2011. Mr. Gates reports that he has sole power to vote or direct the vote, and to dispose or to direct the disposition, of 25,669,281 shares of Ecolab common stock beneficially owned by Cascade, as the sole member of such entity. Additionally, the Schedule 13D reports that Mr. Gates and Mrs. Gates share the power to vote or direct the vote, and to dispose or to direct the disposition, of 4,366,425 shares of Ecolab common stock beneficially owned by the Trust, as co-trustees of such entity.

(2)
The percent of class provided here is based on 232,097,949 shares of Ecolab common stock outstanding as of September 30, 2011.

        The beneficial ownership of Ecolab common stock by each of the executive directors named in Ecolab's summary compensation table included in the proxy statement for its 2010 annual stockholders meeting and by all current directors and officers of Ecolab as a group is provided in Ecolab's Proxy Statement on Schedule 14A filed with the SEC on March 18, 2011 and is incorporated herein by reference. For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see "Where You Can Find More Information" beginning on page 195.

 WHERE YOU CAN FIND MORE INFORMATION

Ecolab Inc.

        Ecolab files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Ecolab files at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Ecolab's SEC filings are also available to the public at the SEC's website at www.sec.gov or at Ecolab's website at www.ecolab.com.

        The SEC allows Ecolab to incorporate by reference in this joint proxy statement/prospectus documents it files with the SEC. This means that Ecolab can disclose important information to you by referring you to those documents. The information filed by Ecolab and incorporated by reference is considered to be a part of this joint proxy statement/prospectus, and later information that Ecolab files with the SEC will update and supersede that information. Statements contained in this joint proxy statement/prospectus, or in any document incorporated in this joint proxy statement/prospectus by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC. Ecolab incorporates by reference the documents listed below and any documents filed by Ecolab pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K), after the date of this joint proxy statement/prospectus and before the date of the Ecolab special meeting:

Ecolab Filings:	Period/Filing Date:
Annual Report on Form 10-K	For the year ended December 31, 2010
Proxy Statement on Schedule 14A	Filed on March 18, 2011
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2011 and June 30, 2011
Current Reports on Form 8-K	Filed on February 17, 2011, May 6, 2011, July 20, 2011, July 27, 2011, August 24, 2011, August 30, 2011, September 6, 2011, September 8, 2011, October 25, 2011 and October 28, 2011.

        Ecolab also incorporates by reference the description of its common stock contained in its registration statement of Form 8-A, filed with the SEC on November 17, 1986, and any amendment or report filed with the SEC for the purpose of updating the description.

Nalco Holding Company

        Nalco files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Nalco files at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nalco's SEC filings are also available to the public at the SEC's website at www.sec.gov or at Nalco's website at www.nalco.com.

        The SEC allows Nalco to incorporate by reference in this joint proxy statement/prospectus documents it files with the SEC. This means that Nalco can disclose important information to you by referring you to those documents. The information filed by Nalco and incorporated by reference is considered to be a part of this joint proxy statement/prospectus, and later information that Nalco files with the SEC will update and supersede that information. Statements contained in this joint proxy statement/prospectus, or in any document incorporated in this joint proxy statement/prospectus by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC. Nalco incorporates by reference the documents listed below and any documents filed by Nalco pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K), after the date of this joint proxy statement/prospectus and before the date of the Nalco special meeting:

Nalco Filings	Period/Filing Date:
Annual Report on Form 10-K	For the year ended December 31, 2010
Proxy Statement on Schedule 14A	Filed on March 14, 2011
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2011 and June 30, 2011
Current Reports on Form 8-K	Filed on January 6, 2011, January 6, 2011, January 26, 2011, February 11, 2011, February 17, 2011, April 29, 2011, July 20, 2011, July 29, 2011 and August 30, 2011

        Nalco also incorporates by reference the description of its common stock contained in its registration statement of Form 8-A, filed with the SEC on November 2, 2004, and any amendment or report filed with the SEC for the purpose of updating the description.

        In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference in this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

        You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 28, 2011. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this joint proxy statement/prospectus to Ecolab stockholders or Nalco stockholders nor the issuance by Ecolab of shares of common stock pursuant to the merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

AMONG

ECOLAB INC.,

SUSTAINABILITY PARTNERS CORPORATION

AND

NALCO HOLDING COMPANY

DATED AS OF JULY 19, 2011

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER dated as of July 19, 2011 (this "Agreement") is made and entered into among Ecolab Inc., a Delaware corporation ("Ecolab"), Sustainability Partners Corporation, a Delaware corporation and a direct, wholly-owned Subsidiary of Ecolab ("Merger Sub"), and Nalco Holding Company, a Delaware corporation ("Nalco"). Ecolab, Merger Sub and Nalco are referred to in this Agreement individually as a "Party" and collectively as the "Parties."

RECITALS

        WHEREAS, the Boards of Directors of Ecolab, Merger Sub and Nalco have each determined that the transactions contemplated by this Agreement are consistent with, and will further, their respective business strategies and goals, and have deemed it advisable and in the best interests of their respective companies and stockholders that Ecolab and Nalco enter into a business combination;

        WHEREAS, in furtherance thereof, the Boards of Directors of Ecolab, Merger Sub and Nalco have approved and declared advisable this Agreement and the merger of Nalco with and into Merger Sub (the "Merger") in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and subject to the conditions set forth in this Agreement; and

        WHEREAS, it is intended that for U.S. federal income tax purposes the Merger will qualify as a reorganization under Section 368(a) of the Code, this Agreement will constitute a plan of reorganization, and Ecolab, Nalco and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

        NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINED TERMS

        Section 1.1    Certain Defined Terms.     As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

        "Affiliate" means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor or otherwise.

        "Available Cash Amount" means an amount of cash equal to 30% of the product of (a) $38.80 and (b) the number of issued and outstanding shares of Nalco Common Stock immediately prior to the Effective Time (other than Excluded Shares or Dissenting Shares).

        "Base Ecolab Stock Price" means $55.39.

        "Beneficial Owner" means, with respect to a Security, any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security, (b) the power to dispose of, or to direct the disposition of, such Security or (c) the ability to profit or share in any profit derived from a transaction in such Security. The term "Beneficial Ownership" will be construed accordingly.

        "Board of Directors" means the board of directors of a specified Person, or any committee thereof.

        "Burdensome Condition" means making proposals, executing, carrying out or terminating Contracts (including consent decrees) or submitting to Laws (a) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of assets or categories of assets of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or their respective

Subsidiaries, or the disposition or holding separate of the capital stock of one or more Ecolab Subsidiaries or Nalco Subsidiaries, in any case which, in the aggregate, accounted for annual net sales for the most recently completed fiscal year exceeding $200,000,000, or (b) imposing or seeking to impose any material limitation on the ability of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or any of their respective Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or their respective Subsidiaries, in any case which, in the aggregate, affects or relates to business units of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or their respective Subsidiaries that accounted for annual net sales for the most recently completed fiscal year exceeding $200,000,000.

        "Business Day" means any day, except Saturday or Sunday, on which commercial banks are not required or authorized to close in the City of New York.

        "Change" means a change, circumstance, condition, event, effect, development or state of facts.

        "Closing Ecolab Stock Price" means the average VWAP price per share, rounded to four decimals, of Ecolab Common Stock, for the period of 10 consecutive trading days ending on the last full trading day prior to the Effective Time.

        "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

        "Competition Law" means any Law, including the HSR Act, intended to prohibit, restrict or regulate actions having an anticompetitive effect or purpose, including competition, restraint of trade, anti-monopolization, merger control or antitrust Laws.

        "Constituent Documents" means with respect to any entity, its certificate or articles of incorporation, bylaws and any similar charter or other organizational documents of such entity.

        "Contract" means any contract, agreement, lease, sublease, license, sublicense, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding arrangement, in each case, whether written or oral and whether one or a series of related Contracts.

        "Ecolab Acquisition Proposal" means any proposal or offer from any Person or group for a direct or indirect (a) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Ecolab, pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 15 percent or more of the aggregate voting power of Ecolab or of the surviving entity in a merger involving Ecolab or the resulting direct or indirect parent of Ecolab or such surviving entity, (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of 15 percent or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Ecolab and the Ecolab Subsidiaries, taken as a whole, in one or a series of related transactions, or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the Beneficial Ownership by any Person or group of Securities representing 15 percent or more of the then-outstanding Ecolab Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving Ecolab); provided that the term "Ecolab Acquisition Proposal" will not include the Merger or the other transactions contemplated by this Agreement.

        "Ecolab Benefit Plan" means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, thirteenth month, termination indemnity, redundancy,

change in control, performance, retention, severance or termination pay, holiday pay, sick pay, workers' compensation, vacation pay, fringe benefit, educational assistance, housing assistance, relocation or expatriate, moving expense reimbursement, hospitalization or other medical, life, disability, welfare benefit or other insurance, supplemental unemployment benefits, profit-sharing, pension, superannuation or retirement plan, program or Contract, and each other employee benefit plan, program, or Contract (including employment Contracts), whether written or oral, currently maintained or contributed to or required to be contributed to by Ecolab, any Ecolab Subsidiary or any ERISA Affiliate, for the benefit of any current or former director, officer or employee of Ecolab or any Ecolab Subsidiary, other than (i) any Multiemployer Plan or (ii) any such plan, program or Contract that is required by applicable Law.

        "Ecolab Common Stock" means the Common Stock, par value $1.00 per share, of Ecolab (together with the Ecolab Rights attached thereto or associated therewith).

        "Ecolab Financial Statements" means the consolidated financial statements of Ecolab and the Ecolab Subsidiaries included in the Ecolab SEC Documents together, in the case of year-end statements, with reports thereon by PricewaterhouseCoopers LLP, the independent auditors of Ecolab, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders' equity and a consolidated statement of cash flows, and accompanying notes.

        "Ecolab Intellectual Property License Agreements" means Contracts granting or obtaining any right to use or practice any rights under any Intellectual Property to which Ecolab or any Ecolab Subsidiary is a party or otherwise bound.

        "Ecolab Leased Real Property" means all real property interests of Ecolab or any of the Ecolab Subsidiaries acquired pursuant to any Lease.

        "Ecolab Material Adverse Effect" means a Material Adverse Effect with respect to Ecolab.

        "Ecolab Owned Intellectual Property" means all U.S. and foreign Patents (including those granted to or applied for or owned by Ecolab or any Ecolab Subsidiary), registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, registered Copyrights and material unregistered Copyrights, and material Software which are owned by Ecolab or the Ecolab Subsidiaries.

        "Ecolab Owned Real Property" means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned by Ecolab or any Ecolab Subsidiary, including all easements, licenses, rights and appurtenances relating to the foregoing.

        "Ecolab Preferred Stock" means the Preferred Common Stock, without par value, of Ecolab.

        "Ecolab Rights" means the rights distributed to the holders of Ecolab Common Stock pursuant to the Ecolab Rights Agreement.

        "Ecolab Rights Agreement" means the Rights Agreement dated as of February 24, 2006, as amended, between Ecolab and Computershare Investor Services, LLC, as rights agent.

        "Ecolab Stock-Based Award" means any Equity Right consisting of, based on or relating to shares of Ecolab Common Stock granted under an Ecolab Stock Plan, other than Ecolab Stock Options.

        "Ecolab Stock Option" means any Equity Right that is an option to purchase Ecolab Common Stock granted under any Ecolab Stock Plan.

        "Ecolab U.S. Benefit Plan" means any Ecolab Benefit Plan that is not a Foreign Ecolab Benefit Plan.

        "Environmental Law" means any Law relating to the environment, natural resources, pollutants, contaminants or, to the extent relating to exposure to hazardous or toxic substances, public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the release or threatened release into the environment of toxic or hazardous substances or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping into the environment of pollutants, contaminants or chemicals, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) public health and safety or (h) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species.

        "Environmental Permit" means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

        "Equity Right" means, with respect to any Person, any security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, "phantom" awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

        "ERISA Affiliate" means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Ratio" means 0.7005.

        "Expenses" means all out-of-pocket expenses (including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party or its Affiliates) incurred by or on behalf of a Party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the Form S-4, and any amendments or supplements thereto, the solicitation of the Nalco Stockholder Approval and the Ecolab Stockholder Approval and all other matters related to the transactions contemplated by this Agreement.

        "FCPA" means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder.

        "Governmental Authority" means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) international or multinational organization formed by states, governments or other international organizations, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended, and the rules and regulations promulgated or (g) other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or taxing authority or power of any nature.

        "Hazardous Substance" means any substance, material, contaminant, pollutant or waste that is regulated under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Indebtedness" means, with respect to any Person, without duplication (a) all obligations of such Person and its Subsidiaries for borrowed money, or with respect to deposits or advances of any kind, (b) all obligations of such Person and its Subsidiaries evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (d) all obligations of such Person and its Subsidiaries under conditional sale or other title retention Contracts relating to any property purchased by such Person or any of its Subsidiaries, (e) all obligations of such Person and its Subsidiaries issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person and its Subsidiaries to creditors for inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (f) all lease obligations of such Person and its Subsidiaries capitalized on the books and records of such Person or any of its Subsidiaries, (g) all obligations of others secured by a Lien on property or assets owned or acquired by such Person or any of its Subsidiaries, whether or not the obligations secured thereby have been assumed, (h) all letters of credit or performance bonds issued for the account of such Person or any of its Subsidiaries (excluding (i) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (ii) standby letters of credit relating to workers' compensation insurance and surety bonds, (iii) surety bonds and customs bonds and (iv) clearing house guarantees) and (i) all guarantees and Contracts having the economic effect of a guarantee of such Person or any of its Subsidiaries of any Indebtedness of any other Person, other than clearing house guarantees. Notwithstanding the foregoing, "Indebtedness" will not include intercompany indebtedness, obligations or liabilities between either (a) Nalco or one of the wholly-owned Nalco Subsidiaries, on the one hand, and another wholly-owned Nalco Subsidiary, on the other hand, or (b) Ecolab or one of the wholly-owned Ecolab Subsidiaries, on the one hand, and another wholly-owned Ecolab Subsidiary, on the other hand.

        "Intellectual Property" means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part (collectively, "Patents"), (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights (collectively, "Copyrights"), (c) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing (collectively, "Trademarks"), (d) all computer software (including source and object code), firmware, development tools, proprietary languages, algorithms, files, records, technical drawings and related documentation, data and manuals (collectively, "Software"), (e) all mask works, mask work registrations and mask work applications and all other corresponding rights, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, (g) trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind (collectively, "Trade Secrets"), (h) all databases and data collections, (i) all other proprietary rights (including moral rights) and (j) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

        "IRS" means the U.S. Internal Revenue Service.

        "Known" or "knowledge" means, with respect to any Party, the actual knowledge, after reasonable inquiry, of such Party's executive officers.

        "Law" means any federal, state, local, municipal, foreign, international, multinational or other rule, regulation, statute, Order, ordinance, constitution, treaty, directive or code promulgated by any Governmental Authority, including any binding case law.

        "Lease" means any lease, sublease, license, occupancy agreement or similar Contract relating to real property.

        "Liens" means any mortgage, claim, pledge, hypothecation, assignment, deposit agreement, encumbrance, lien (statutory or other), servitude, easement, right of way, community or other material property interest, option, preference, priority, right of first offer or refusal or other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention Contract).

        "Litigation" means an action, suit, claim or litigation.

        "Material Adverse Effect" means with respect to any Person, a Change that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially impair or materially delay the ability of such Person to consummate the Merger; provided that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Change generally affecting economic, regulatory or political conditions, (ii) any Change generally affecting the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction, (iii) any Change generally affecting the industries in which such Person and its Subsidiaries operate, (iv) any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (v) any change in applicable Law or GAAP (or authoritative interpretation thereof), (vi) the execution, delivery, announcement or pendency of this Agreement, any Party's compliance with the terms of this Agreement or the anticipated consummation of the Merger, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or business partners, (vii) any change in the market price, credit rating or trading volume of the securities of such Person (other than as a result of a Change otherwise constituting a Material Adverse Effect as provided herein), (viii) any failure by such Person to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period (other than as a result of a Change otherwise constituting a Material Adverse Effect as provided herein) or (ix) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster, except, with respect to clauses (i), (ii), (iii), (iv), (v) and (ix) above, to the extent that any such Change has a materially greater adverse effect or impact on such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the same industries and markets in which such Person and its Subsidiaries operate.

        "Multiemployer Plan" means any plan or Contract that is a multiemployer plan within the meaning of Sections 3(37), 3(40) or 4001(a)(3) of ERISA.

        "Nalco Acquisition Proposal" means any proposal or offer from any Person or group for a direct or indirect (a) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Nalco, pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 15 percent or more of the aggregate voting power of Nalco or of the surviving entity in a merger involving Nalco or the resulting direct or indirect parent of Nalco or such surviving entity, (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of 15 percent or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Nalco and the Nalco Subsidiaries, taken as a whole, in one or a series of related transactions, or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the Beneficial Ownership by any Person or group of Securities representing 15 percent or more of the then-outstanding Nalco Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving Nalco); provided that the term "Nalco Acquisition Proposal" will not include the Merger or the other transactions contemplated by this Agreement.

        "Nalco Benefit Plan" means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, thirteenth month, termination indemnity, redundancy, change in control, performance, retention, severance or termination pay, holiday pay, sick pay, workers' compensation, vacation pay, fringe benefit, educational assistance, housing assistance, relocation or expatriate, moving expense reimbursement, hospitalization or other medical, life, disability, welfare benefit or other insurance, supplemental unemployment benefits, profit-sharing, pension, superannuation or retirement plan, program or Contract, and each other employee benefit plan, program, or Contract (including employment Contracts), whether written or oral, currently maintained or contributed to or required to be contributed to by Nalco, any Nalco Subsidiary or any ERISA Affiliate, for the benefit of any current or former director, officer or employee of Nalco or any Nalco Subsidiary, other than (i) any Multiemployer Plan or (ii) any such plan, program or Contract that is required by applicable Law.

        "Nalco Common Stock" means the Common Stock, par value $0.01 per share, of Nalco.

        "Nalco Financial Statements" means the consolidated financial statements of Nalco and the Nalco Subsidiaries included in the Nalco SEC Documents together, in the case of year-end statements, with reports thereon by Ernst & Young LLP or PricewaterhouseCoopers LLP, as the case may be, the independent auditors of Nalco for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders' equity and a consolidated statement of cash flows, and accompanying notes.

        "Nalco Intellectual Property License Agreements" means Contracts granting or obtaining any right to use or practice any rights under any Intellectual Property to which Nalco or any Nalco Subsidiary is a party or otherwise bound.

        "Nalco Leased Real Property" means all real property interests of Nalco or any of the Nalco Subsidiaries acquired pursuant to any Lease.

        "Nalco Material Adverse Effect" means a Material Adverse Effect with respect to Nalco.

        "Nalco Owned Intellectual Property" means all U.S. and foreign Patents (including those granted to or applied for or owned by Nalco or any Nalco Subsidiary), registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, registered Copyrights and material unregistered Copyrights, and material Software which are owned by Nalco or the Nalco Subsidiaries.

        "Nalco Owned Real Property" means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned by Nalco or any Nalco Subsidiary, including all easements, licenses, rights and appurtenances relating to the foregoing.

        "Nalco Preferred Stock" means the Preferred Stock, par value $0.01 per share, of Nalco.

        "Nalco RSU" means any Nalco Stock-Based Award that is (a) a restricted stock unit payable in shares of Nalco Common Stock or whose value is determined with reference to the value of shares of Nalco Common Stock and (b) held by a non-employee member of the Board of Directors of Nalco.

        "Nalco U.S. Benefit Plan" means any Nalco Benefit Plan that is not a Foreign Nalco Benefit Plan.

        "NYSE" means the New York Stock Exchange, Inc.

        "Order" means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

        "Permitted Liens" means (a) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in the Ecolab Financial Statements or Nalco Financial Statements, as applicable, (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Liens incurred in the ordinary course of business consistent with past practices, (c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and (d) easements, rights-of-way, restrictions and other similar encumbrances, which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the use or materially detract from the value of the property subject thereto.

        "Person" means an individual, corporation, limited liability company, general or limited partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in the Exchange Act).

        "Proceeding" means an action, suit, claim, litigation, proceeding, arbitration, investigation, audit, charge, complaint, review or controversy, whether judicial or administrative.

        "Release" means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal and migration, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the environment.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

        "Section 16 Officer" means any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Nalco, other than by reason of being a non-employee member of the Board of Directors of Nalco.

        "Securities" means, with respect to any Person, any class or series of common stock, preferred stock, membership interest and any other equity securities or capital stock of such Person, however described and whether voting or non-voting.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Stock Award Exchange Ratio" means (a) the closing price of shares of Nalco Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Ecolab and Nalco) for the last trading day prior to the Closing, divided by (b) the closing price of shares of Ecolab Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Ecolab and Nalco) for the last trading day prior to the Closing.

        "Subsidiary" means, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) more than 50 percent of the Securities or (b) Securities having by their terms ordinary voting power to elect more than 50 percent of the members of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

        "Superior Ecolab Proposal" means any bona fide binding written Ecolab Acquisition Proposal made by any Person (other than Nalco) that has not been withdrawn and did not result from a breach of the provisions of Section 7.6 and that, if consummated, would result in such Person (or in the case of a direct merger between such Person and Ecolab, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of Ecolab Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets (which for this purpose may include shares of any Ecolab Subsidiary) of Ecolab and the Ecolab Subsidiaries, taken as a whole, and that the Board of Directors of Ecolab determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, is (a) more favorable from a financial point of view to the stockholders of Ecolab than the transactions contemplated by this Agreement, taking into account any proposals by Nalco to amend the terms of this Agreement, and (b) reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such Ecolab Acquisition Proposal, including the identity of the Person making such Ecolab Acquisition Proposal.

        "Superior Nalco Proposal" means any bona fide binding written Nalco Acquisition Proposal made by any Person (other than Ecolab or Merger Sub) that has not been withdrawn and did not result from a breach of the provisions of Section 7.5 and that, if consummated, would result in such Person (or in the case of a direct merger between such Person and Nalco, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of Nalco Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets (which for this purpose may include shares of any Nalco Subsidiary) of Nalco and the Nalco Subsidiaries, taken as a whole, and that the Board of Directors of Nalco determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, is (a) more favorable from a financial point of view to the stockholders of Nalco than the transactions contemplated by this Agreement, taking into account any proposals by Ecolab to amend the terms of this Agreement, and (b) reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such Nalco Acquisition Proposal, including the identity of the Person making such Nalco Acquisition Proposal.

        "Tax" means (a) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee's income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute, (c) any liability for payment of any items described in this paragraph that are attributable to another Person as a result of any tax sharing, tax indemnity or tax allocation Contract or any other express or implied Contract to indemnify any other Person or by Law, by Contract or otherwise, whether or not disputed and (d) any liability for payment of amounts listed in (a), (b) or (c) when as a result of transferee liability, of being a member of an affiliated, consolidated, combined, or unitary group for any period, transferor liability, successor liability, or otherwise through operation of Law.

        "Tax Return" means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

        "Taxing Authority" means, with respect to any Tax, the Governmental Authority that imposes such Tax or is otherwise responsible for Tax Returns and the agency, if any, charged with the collection of such Tax for such Governmental Authority.

        "U.S." means the United States of America.

        "VWAP" per share of Ecolab Common Stock on any trading day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by Ecolab) page ECL_execution_VWAP (or the equivalent successor if such page is not available), in respect of the period from the open of trading on the relevant trading day until the close of trading on such trading day (or if such volume-weighted average price is unavailable, the market price of one share of Ecolab Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with Ecolab or Nalco) retained for this purpose by Ecolab).

        Section 1.2    Additional Defined Terms.     For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement.

Defined Term	Section
Agreement	Preamble
Available Nalco Stock Plan Shares	Section 2.10(e)
Cash Consideration	Section 2.7(a)(i)
Cash Election Shares	Section 2.7(a)(i)
Certificate	Section 2.7(f)
Certificate of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Confidentiality Agreement	Section 7.3(d)
Continuing Employee	Section 7.7(b)
Converted Stock-Based Award	Section 2.10(b)
Converted Stock Option	Section 2.10(a)
D & O Insurance	Section 7.9(a)
DGCL	Recitals
Dissenting Shares	Section 2.7(c)
GAAP	Section 4.7(b)
Ecolab	Preamble
Ecolab Change in Recommendation	Section 7.2(b)
Ecolab Contracts	Section 5.17(b)
Ecolab Disclosure Letter	Article V
Ecolab Financial Advisor	Section 5.22
Ecolab Permits	Section 5.11(a)
Ecolab Recommendation	Section 7.2(b)
Ecolab's Counsel	Section 7.19
Ecolab SEC Documents	Section 5.6(a)

Defined Term	Section
Ecolab Share Issuance	Section 5.4(b)
Ecolab Stockholder Approval	Section 5.4(d)
Ecolab Stockholders Meeting	Section 7.2(b)
Ecolab Stock Plans	Section 5.3(b)
Ecolab Subsidiaries	Section 5.2(a)
Ecolab Subsidiary	Section 5.2(a)
Ecolab Termination Fee	Section 9.3(b)
Effective Time	Section 2.3
Elected Cash Consideration	Section 2.8(a)
Election Deadline	Section 2.9(b)
Election Form	Section 2.9(a)
Election Form Record Date	Section 2.9(a)
Election Period	Section 2.9(b)
End Date	Section 9.1(b)(i)
Exchange Agent	Section 3.1(a)
Exchange Fund	Section 3.1(b)
Excluded Shares	Section 2.7(b)
Foreign Ecolab Benefit Plan	Section 5.14(g)
Foreign Nalco Benefit Plan	Section 4.15(g)
Form S-4	Section 4.9
FTC	Section 7.4(b)
Indemnified Persons	Section 7.9(a)
Joint Proxy Statement/Prospectus	Section 7.1(a)
Mailing Date	Section 2.9(a)
Maximum Annual Premium	Section 7.9(a)
Merger	Recitals
Merger Consideration	Section 2.7(a)
Merger Sub	Preamble
Nalco	Preamble
Nalco Change in Recommendation	Section 7.2(a)
Nalco Contracts	Section 4.18(b)
Nalco Disclosure Letter	Article IV
Nalco Financial Advisor	Section 4.22
Nalco Permits	Section 4.12(a)
Nalco Recommendation	Section 7.2(a)
Nalco's Counsel	Section 7.19
Nalco SEC Documents	Section 4.7(a)
Nalco Stock-Based Award	Section 2.10(b)
Nalco Stockholder Approval	Section 4.4(c)
Nalco Stockholders Meeting	Section 7.2(a)
Nalco Stock Option	Section 2.10(a)
Nalco Stock Plan	Section 2.10(a)
Nalco Subsidiaries	Section 4.2(a)
Nalco Subsidiary	Section 4.2(a)
Nalco Termination Fee	Section 9.3(a)
No Election Share	Section 2.7(a)(iii)
No Election Value	Section 2.8(b)(ii)
Parties	Preamble
Party	Preamble

Defined Term	Section
Representatives	Section 7.3(a)
Restraints	Section 8.1(d)
SEC	Article IV
Shortfall Number	Section 2.8(b)
Specified Nalco Contract	Section 6.1(q)
Stock Consideration	Section 2.7(a)(ii)
Stock Election Shares	Section 2.7(a)(iii)
Surviving Corporation	Section 2.1
Surviving Corporation Plans	Section 7.7(b)

        Section 1.3    Interpretation.     The language in this Agreement is to be construed in all cases according to its fair meaning. Ecolab and Nalco acknowledge and agree that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party or the Party in favor of which a clause has been drafted or in favor of the Party who has committed itself in a clause, is not to be employed in the interpretation of this Agreement. Whenever used herein, the words "include," "includes" and "including" mean "include, without limitation," "includes, without limitation" and "including, without limitation," respectively. The masculine, feminine or neuter gender and the singular or plural number are each deemed to include the other whenever the context so indicates. The use of "or" is not intended to be exclusive unless expressly indicated otherwise. The word "days" means calendar days unless otherwise specified. Time periods within or following which any payment is to be made or act is to be done will, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Exhibits, Schedules and the Parties' disclosure letters) and not to any particular provision of this Agreement, and all Article, Section, Exhibit and Schedule references are to this Agreement unless otherwise specified. Where this Agreement states that a Party "will" or "must" perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. When a sentence includes the words "would reasonably be expected to have" or "would not reasonably be expected to have" in reference to the occurrence or non-occurrence of a "Material Adverse Effect," the words "would reasonably be expected to have" will be read out of the definition of "Material Adverse Effect" for purposes of such sentence to avoid duplication.

ARTICLE II
THE MERGER AND CERTAIN RELATED MATTERS

        Section 2.1    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Nalco will be merged with and into Merger Sub and the separate existence of Nalco will cease. Merger Sub will continue as the surviving corporation in the Merger (as such, the "Surviving Corporation") as a wholly-owned Subsidiary of Ecolab and will continue to be governed by the laws of the State of Delaware. At the Effective Time, the effects of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of Nalco and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of Nalco and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

        Section 2.2    Closing.     The closing of the Merger (the "Closing") will take place at the offices of Baker & McKenzie, LLP, 130 East Randolph Drive, Chicago, Illinois 60601, at 9:00 a.m., Chicago time, on the date when the Effective Time is to occur (the "Closing Date").

        Section 2.3    Effective Time.     Subject to the provisions of this Agreement, on the Closing Date, Ecolab and Nalco will file a certificate of merger as contemplated by the DGCL (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State on the Closing Date, or at such other time as Ecolab and Nalco may agree and specify in the Certificate of Merger. Subject to the provisions of this Agreement, unless otherwise agreed by Ecolab and Nalco, Ecolab and Nalco will cause the Effective Time to occur not later than the second Business Day after all of the conditions set forth in Article VIII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). As used in this Agreement, the "Effective Time" means the time at which the Merger becomes effective.

        Section 2.4    Surviving Corporation Constituent Documents.     The certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

        Section 2.5    Surviving Corporation Directors and Officers.

          (a)   The directors of Merger Sub in office immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

          (b)   The officers of Nalco in office immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

        Section 2.6    Ecolab Board of Directors.     At the Effective Time, the number of directors comprising the whole Board of Directors of Ecolab will be increased by three and three directors of Nalco as of immediately prior to the Effective Time will be appointed to serve as directors of Ecolab. The new Ecolab directors will be selected by Nalco (with one director assigned to each of the three director classes) prior to the Effective Time, subject to acceptance by Ecolab in accordance with its regular corporate governance procedures. Such directors will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Ecolab or as otherwise as provided by applicable Law.

        Section 2.7    Effect on Capital Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Ecolab, Merger Sub, Nalco or the holders of any of the following securities:

          (a)   Each share of Nalco Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into and will thereafter represent the right to receive the following consideration, as adjusted pursuant to Section 2.8 (in the aggregate for all shares of Nalco Common Stock, the "Merger Consideration"):

              (i)  Each share of Nalco Common Stock with respect to which an election to receive cash has been made and not revoked or lost (each such share, together with any shares for which such an election is deemed to have been made under clause (iii) below, the "Cash Election Shares") will be converted into the right to receive $38.80 in cash, without interest (the "Cash Consideration").

             (ii)  Each share of Nalco Common Stock with respect to which an election to receive stock has been made and not revoked or lost (each such share, together with any shares for which such an election is deemed to have been made under clause (iii) below, the "Stock Election Shares") will be converted into the right to receive that portion of a share of Ecolab Common Stock equal to the Exchange Ratio; provided that if after applying this calculation to all Stock Election Shares held by a particular holder, that holder would become entitled to receive a fraction of a share of Ecolab Common Stock, in lieu of receiving such fractional share, the holder will have the right to receive a cash payment equal to the product of (A) such fraction and (B) the Closing Ecolab Stock Price (the "Stock Consideration").

            (iii)  With respect to each share of Nalco Common Stock for which no election to receive cash or stock has been made (A) in the event the Base Ecolab Stock Price is greater than the Closing Ecolab Stock Price, the holder thereof will be deemed to have made an election to receive cash and such shares will constitute "Cash Election Shares," (B) in the event the Base Ecolab Stock Price is less than the Closing Ecolab Stock Price, the holder thereof will be deemed to have made an election to receive stock and such shares will constitute "Stock Election Shares" and (C) in the event that the Base Ecolab Stock Price is equal to the Closing Ecolab Stock Price, such shares will be converted into the right to receive the Cash Consideration or Stock Consideration or a combination of both, as provided in Section 2.8 (each share described in clause (C), a "No Election Share").

          (b)   Each share of Nalco Common Stock owned by Ecolab or the Nalco or their respective direct or indirect wholly owned subsidiaries ("Excluded Shares"), in each case immediately prior to the Effective Time, will be canceled without any conversion thereof, and no Merger Consideration will be paid with respect thereto.

          (c)   Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Nalco Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Nalco Common Stock who have properly exercised appraisal rights with respect thereto (the "Dissenting Shares") in accordance with Section 262 of the DGCL, will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive in lieu of the Merger Consideration payment of the appraised value of such Dissenting Shares determined in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration payable in respect of shares for which no election to receive cash or stock has been made, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.7(c), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder's Dissenting Shares pursuant to Section 262 of the DGCL will cease. Nalco will give Ecolab (i) prompt notice of any written demands received by the Nalco for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by the Nalco relating to such holder's rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Nalco will not, except with the prior written consent of Ecolab, make any payment with respect to any demand for appraisal or offer to settle or settle any such demands, and Ecolab will not commit to make any such payment or enter into any such settlement prior to the Effective Time without the prior written consent of Nalco.

          (d)   Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as the common stock of the Surviving Corporation.

          (e)   If after the date hereof and prior to the Effective Time, (i) Nalco pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Nalco Common Stock (or undertakes any similar act) or (ii) Ecolab pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Ecolab Common Stock (or undertakes any similar act), then the Merger Consideration, the Stock Consideration, the Cash Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide to the holders of the Nalco Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the Merger Consideration, the Stock Consideration, the Cash Consideration, the Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this provision.

          (f)    From and after the Effective Time, the Nalco Common Stock converted into the Merger Consideration pursuant to this Section 2.7 will no longer remain outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate previously representing any such Nalco Common Stock or shares of Nalco Common Stock that are in non-certificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a "Certificate") will thereafter cease to have any rights with respect to such Nalco Common Stock except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 3.1(g) and (iii) any dividends or other distributions as provided in Section 3.1(e).

          (g)   This Agreement is intended to meet the requirements of Proposed Treasury Regulation Section 1.368-1(e)(2) in accordance and compliance with IRS Notice 2010-25, 2010-14 I.R.B. 527.

        Section 2.8    Proration.     Notwithstanding any provision of this Agreement to the contrary:

          (a)   If the product of the aggregate number of Cash Election Shares and the Cash Consideration (such product being the "Elected Cash Consideration") exceeds the Available Cash Amount, then:

              (i)  all Stock Election Shares and all No Election Shares will be converted into the right to receive the Stock Consideration; and

             (ii)  a portion of the Cash Election Shares of each holder of Nalco Common Stock (if any) will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (A) the number of such holder's Cash Election Shares by (B) a fraction, the numerator of which will be the Available Cash Amount and the denominator of which will be the Elected Cash Consideration, with the remaining portion of such holder's Cash Election Shares being converted into the right to receive the Stock Consideration.

          (b)   If the Elected Cash Consideration is less than the Available Cash Amount (such difference being the "Shortfall Number"), then:

              (i)  all Cash Election Shares will be converted into the right to receive the Cash Consideration; and

             (ii)  all Stock Election Shares and No Election Shares will be treated in the following manner: (A) if the Shortfall Number is less than or equal to the product of the aggregate number of No Election Shares and $38.80 (the "No Election Value"), then (1) all Stock Election Shares will be converted into the right to receive the Stock Consideration and (2) the No Election Shares of each holder of Nalco Common Stock (if any) will be converted into the right to receive the Cash Consideration in respect of that number of No Election Shares equal to the product obtained by multiplying (x) the number of No Election Shares of such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the No Election Value, with the remaining portion of such holder's No Election Shares (if any) being converted into the right to receive the Stock Consideration or (B) if the Shortfall Number exceeds the No Election Value, then (1) all No Election Shares will be converted into the right to receive the Cash Consideration and (2) a portion of the Stock Election Shares of each holder of Nalco Common Stock (if any) will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the No Election Value, and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $38.80, with the remaining portion of such holder's Stock Election Shares being converted into the right to receive the Stock Consideration.

          (c)   If the Elected Cash Consideration equals the Available Cash Amount, then:

              (i)  all Cash Election Shares will be converted into the right to receive the Cash Consideration; and

             (ii)  all Stock Election Shares and No Election Shares will be converted into the right to receive the Stock Consideration.

        Section 2.9    Elections.

          (a)   Within two Business Days after the Closing Date (the "Mailing Date"), an election form in such form as Ecolab will have specified prior to the Closing Date and which is reasonably acceptable to Nalco (the "Election Form") will be mailed to each holder of record of shares of Nalco Common Stock as of the Closing Date (the "Election Form Record Date").

          (b)   Each Election Form will permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such holder's Nalco Common Stock with respect to which such holder elects to receive the Stock Consideration, (ii) the number of shares of such holder's Nalco Common Stock with respect to which such holder elects to receive the Cash Consideration or (iii) that such holder makes no election with respect to such holder's Nalco Common Stock. In addition, if such holder holds multiple blocks of Nalco Common Stock, the Election Form will permit such holder to designate (i) the shares with respect to which each election is made, (ii) if the same election is made with respect to shares in more than one block, the order of priority of shares to which the election is to be effective in the event of proration, or (iii) if no election is made, the order of priority of shares to be exchanged for cash. Any Nalco Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the "Election Period") from the Mailing Date to 5:00 p.m., New York time, on the 20th Business Day after the Mailing Date or such other date as Ecolab and Nalco will, prior to the Closing, mutually agree (the "Election Deadline") will be deemed not to have made any election with respect to such holder's Nalco Common Stock. Ecolab will publicly announce the anticipated Election Deadline as soon as practicable.

          (c)   Any election made pursuant to this Section 2.9 will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of Nalco Common Stock represented by such Election Form will be deemed to be shares in respect of which no election has been made, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Ecolab or Nalco or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

        Section 2.10    Treatment of Nalco Equity-Based Awards.

          (a)   Each Equity Right that is an option to purchase shares of Nalco Common Stock (a "Nalco Stock Option") granted under the Amended and Restated 2004 Stock Incentive Plan or any other equity or equity-based compensation plan of Nalco (each, a "Nalco Stock Plan") or pursuant to any individual equity compensation award agreement, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will cease, at the Effective Time, to represent a right to acquire shares of Nalco Common Stock and will be converted at the Effective Time, without any action on the part of the holder of such Nalco Stock Option, into an option to purchase Ecolab Common Stock (a "Converted Stock Option"), on the same terms and conditions as were applicable under such Nalco Stock Option (but subject to and taking into account any required acceleration of vesting of such Nalco Stock Option pursuant to any applicable Contract in effect as of the date of this Agreement). The number of shares of Ecolab Common Stock subject to each such Converted Stock Option will be equal to the number of shares of Nalco Common Stock subject to the applicable Nalco Stock Option multiplied by the Stock Award Exchange Ratio, rounded down to the nearest whole share of Ecolab Common Stock, and such Converted Stock Option will have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price specified in the applicable Nalco Stock Option divided by the Stock Award Exchange Ratio; provided that in the case of any Nalco Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Ecolab Common Stock subject to such option and the terms and conditions of exercise of such option will be determined in a manner consistent with the requirements of Section 424(a) of the Code. Notwithstanding the foregoing, (i) in the case of any Nalco Stock Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Ecolab Common Stock subject to such Nalco Stock Option and the terms and conditions of exercise of such Nalco Stock Option will be determined in a manner consistent with the requirements of Section 409A of the Code and (ii) in the case of any other Nalco Stock Option, the conversion of such Nalco Stock Option will comply in all material respects with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

          (b)   At the Effective Time, each Equity Right consisting of, based on or relating to shares of Nalco Common Stock granted under a Nalco Stock Plan or pursuant to any individual equity compensation award agreement, other than Nalco Stock Options (each, a "Nalco Stock-Based Award"), whether contingent or accrued, which is outstanding immediately prior to the Effective Time will cease, at the Effective Time, to represent an Equity Right with respect to shares of Nalco Common Stock and will be converted without any action on the part of the holder of such Equity Right, at the Effective Time, into an Equity Right consisting of, based on or relating to shares of Ecolab Common Stock (each, a "Converted Stock-Based Award"), on the same terms and conditions as were applicable under the Nalco Stock-Based Awards (but subject to and taking into account any required acceleration of vesting of such Nalco Stock-Based Award pursuant to any applicable Contract in effect as of the date of this Agreement); provided that any Nalco Stock-Based Award that is also a Nalco RSU will, immediately prior to the Effective Time, (i) become fully vested without any action on the part of any holder thereof and (ii) be settled in shares of Nalco Common Stock which will be converted into the right to receive, at the election of each holder thereof, the Merger Consideration in accordance with this Article II. Notwithstanding anything to the contrary in this Agreement, any Merger Consideration payable to non-U.S. holders of Nalco RSUs pursuant to this Agreement shall be paid reasonably promptly following the earliest time necessary to comply with applicable Law, and may be paid in such manner and kind as determined by Ecolab to be necessary to comply with applicable Law. The number of shares of Ecolab Common Stock subject to each such Converted Stock-Based Award will be equal to the number of shares of Nalco Common Stock subject to the applicable Nalco Stock-Based Award multiplied by the Stock Award Exchange Ratio, rounded to the nearest whole share of Ecolab Common Stock. Any dividend equivalents credited to the account of the holder of each Nalco Stock-Based Award as of the Effective Time will remain credited to such holder's account (with respect to dividend equivalents denominated in shares of Nalco Common Stock) immediately following the Effective Time, subject to adjustment in accordance with the foregoing. Notwithstanding the foregoing, the conversion of Nalco Stock-Based Awards and the vesting and settlement of Nalco RSUs will (i) in the case of any Nalco Stock-Based Award or Nalco RSU that constitute nonqualified deferred compensation within the meaning of Code Section 409A immediately prior to the Effective Time, comply in all material respects with the applicable requirements of Code Section 409A and (ii) in the case of any other Nalco Stock-Based Award or Nalco RSU, comply in all material respects with the requirements of any applicable exemption from Code Section 409A in order to remain so exempt.

          (c)   With respect to any Nalco Stock Options or Nalco Stock-Based Awards that are subject to vesting or other provisions that are wholly or partially dependent on the achievement of performance goals or objectives, subject to any contractual obligations of Nalco and the Nalco Subsidiaries in effect as of the date of this Agreement, Ecolab and Nalco will agree prior to the Effective Time on any adjustments or other actions reasonably required to maintain such Nalco Stock Options or Nalco Stock-Based Awards following the Effective Time as Converted Stock Options or Converted Stock-Based Awards subject to substantially equivalent terms and conditions (including substantially equivalent performance goals and objectives). The Board of Directors of Nalco, or an appropriate committee thereof, will prior to the Effective Time take any actions required to give effect to the agreement of the Parties with respect to such Nalco Stock Options and Nalco Stock-Based Awards. Notwithstanding the foregoing, any adjustment or other action taken with respect to Nalco Stock Options or Nalco Stock-Based Awards that are subject to vesting or other provisions that are wholly or partially dependent on the achievement of performance goals or objectives will (i) in the case of any such Nalco Stock Option or Nalco Stock-Based Award that constitute nonqualified deferred compensation within the meaning of Code Section 409A immediately prior to the Effective Time, comply in all material respects with the applicable requirements of Code Section 409A and (ii) in the case of any other Nalco Stock Options or Nalco Stock-Based Awards, comply in all material respects with the requirements of any applicable exemption from Code Section 409A in order to remain so exempt.

          (d)   At the Effective Time, Ecolab will assume all the obligations of Nalco under the Nalco Stock Plans, each outstanding Converted Stock Option and Converted Stock-Based Award and any agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Ecolab will deliver to the holders of Converted Stock Options and Converted Stock-Based Awards any required notices setting forth such holders' rights pursuant to the relevant Nalco Stock Plans and award documents and stating that such Converted Stock Options and Converted Stock-Based Awards have been assumed by Ecolab and will continue in effect on the same terms and conditions, subject to the adjustments required by this Section 2.10 after giving effect to the Merger and the terms of the relevant Nalco Stock Plans or individual agreements pursuant to which such awards were granted.

          (e)   Following the Effective Time, Ecolab may in its discretion maintain the Nalco Stock Plans in accordance with NYSE rules, except that (i) all Equity Rights issued by Ecolab pursuant to the Nalco Stock Plans following the Effective Time will be Equity Rights in respect of Ecolab Common Stock, (ii) all references to Nalco (other than any references relating to a "change in control," "change of control" or term of similar import of Nalco) in each Nalco Stock Plan and in each Contract evidencing any award thereunder will be deemed to refer to Ecolab, unless Ecolab determines otherwise, and (iii) the number of shares of Ecolab Common Stock available for future issuance pursuant to each Nalco Stock Plan following the Effective Time (the "Available Nalco Stock Plan Shares") will be equal to the number of shares of Nalco Common Stock so available immediately prior to the Effective Time multiplied by the Stock Award Exchange Ratio, rounded to the nearest whole share of Ecolab Common Stock.

          (f)    Prior to the Effective Time, Nalco will take all necessary action for the adjustment of Nalco Stock Options and Nalco Stock-Based Awards under this Section 2.10. Prior to the Effective Time, Ecolab will reserve for future issuance a number of shares of Ecolab Common Stock at least equal to the number of shares of Ecolab Common Stock that will be subject to Converted Stock Options and Converted Stock-Based Awards as a result of the actions contemplated by this Section 2.10, plus the number of Available Nalco Stock Plan Shares in the event that Ecolab maintains the Nalco Stock Plans as contemplated by Section 2.10(e). As soon as practicable following the Effective Time, Ecolab will file a registration statement on Form S-8 (or other applicable form) with respect to the shares of Ecolab Common Stock subject to such Converted Stock Options and Converted Stock-Based Awards and will maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options and Converted Stock-Based Awards remain outstanding.

ARTICLE III
EXCHANGE OF SHARES

        Section 3.1    Surrender and Payment.

          (a)   Prior to the Effective Time, Ecolab will appoint an exchange agent reasonably acceptable to Nalco (the "Exchange Agent") for the purpose of exchanging Certificates for Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than two Business Days following the Effective Time, Ecolab will send, or will cause the Exchange Agent to send, to each holder of record of shares of Nalco Common Stock as of the Effective Time, whose shares of Nalco Common Stock were converted into the right to receive the Merger Consideration, a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as Nalco and Ecolab may reasonably agree, including instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration.

          (b)   At or prior to the Effective Time, Ecolab will cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of Nalco Common Stock, shares of Ecolab Common Stock and an amount of cash in U.S. dollars sufficient to be issued and paid pursuant to Section 2.7 and Section 2.8, payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article III. Following the Effective Time, Ecolab will make available to the Exchange Agent, when and as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 3.1(g). All cash and book-entry shares representing shares of Ecolab Common Stock deposited with the Exchange Agent are referred to in this Agreement as the "Exchange Fund." The Exchange Agent will, pursuant to irrevocable instructions, deliver the appropriate Merger Consideration out of the Exchange Fund. The Exchange Fund will not be used for any other purpose. The Exchange Agent will invest any cash included in the Exchange Fund as directed by Ecolab; provided that no such investment or losses thereon will affect the Merger Consideration payable to holders of shares of Nalco Common Stock entitled to receive such consideration or cash in lieu of fractional interests and Ecolab will promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of Nalco Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments will be the property of, and paid to, Ecolab.

          (c)   Each holder of shares of Nalco Common Stock that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of shares of Ecolab Common Stock representing, in the aggregate, the whole number of shares of Ecolab Common Stock, if any, that such holder has the right to receive and/or (ii) a check in the amount, if any, that such holder has the right to receive in cash, including cash payable in lieu of fractional shares and dividends and other distributions payable pursuant to Section 3.1(g), pursuant to Section 2.7, Section 2.8, Article II and this Article III. Following the Election Deadline, the Merger Consideration will be paid as promptly as practicable (by mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering holder of a Certificate) after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing. No interest will be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

          (d)   If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition to the registration thereof that the surrendered Certificate will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration will pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

          (e)   After the Effective Time, there will be no further registration of transfers of shares of Nalco Common Stock. From and after the Effective Time, the holders of Certificates representing shares of Nalco Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of Nalco Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Exchange Agent or Ecolab, they will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in Article II and this Article III. Notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Nalco on shares of Nalco Common Stock in accordance with the terms of this Agreement prior to the date hereof and which remain unpaid at the Effective Time.

          (f)    Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Nalco Common Stock one year after the Effective Time will be returned to Ecolab, upon demand, and any such holder who has not exchanged his or her shares of Nalco Common Stock for the Merger Consideration in accordance with this Article II prior to that time will thereafter look only to Ecolab for delivery of the Merger Consideration in respect of such holder's shares of Nalco Common Stock. Notwithstanding the foregoing, none of Ecolab, Merger Sub, the Surviving Corporation or the Nalco will be liable to any holder of shares of Nalco Common Stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by holders of shares of Nalco Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by applicable Laws, become the property of Ecolab free and clear of any claims or interest of any Person previously entitled thereto.

          (g)   No dividends or other distributions with respect to shares of Ecolab Common Stock issued in the Merger will be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 3.1. Following such surrender, subject to the effect of escheat, Tax or other applicable Laws, there will be paid, without interest, to the record holder of the shares of Ecolab Common Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Ecolab Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Ecolab Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions with respect to shares of Ecolab Common Stock, all shares of Ecolab Common Stock to be issued pursuant to the Merger will be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

        Section 3.2    Lost, Stolen or Destroyed Certificates.     If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Ecolab, the posting by such Person of a bond, in such reasonable and customary amount as Ecolab may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Nalco Common Stock represented by such Certificate as contemplated by Article II and this Article III.

        Section 3.3    Withholding Rights.     Ecolab, the Surviving Corporation and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Nalco Common Stock pursuant to the Merger such amounts as Ecolab, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority or Taxing Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of shares of Nalco Common Stock in respect of which such deduction and withholding was made.

        Section 3.4    Further Assurances.     After the Effective Time, the directors and officers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Nalco, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Nalco, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NALCO

        Except as otherwise disclosed or identified in the Nalco SEC Documents filed and publicly available on the internet website of the Securities and Exchange Commission (the "SEC") at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosure and disclosure of risks included in any "forward-looking statements" disclaimer or other statements included in such Nalco SEC Documents that are predictive or forward-looking in nature) or in the letter (the "Nalco Disclosure Letter") delivered to Ecolab by Nalco prior to the execution of this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article IV to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article IV to the extent, and only to the extent, that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or is applicable to such other sections), Nalco represents and warrants to Ecolab and Merger Sub as follows:

        Section 4.1    Organization.     Nalco is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Nalco has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect. Nalco has delivered to Ecolab correct and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

        Section 4.2    Subsidiaries.

          (a)   Each Subsidiary of Nalco (individually, a "Nalco Subsidiary" and collectively, the "Nalco Subsidiaries") is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to be so incorporated or organized, existing or in good standing or to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (b)   Nalco is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Nalco Subsidiary, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities. All of the Securities so owned by Nalco have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights. Except for the Securities of the Nalco

  Subsidiaries, Nalco does not own, directly or indirectly, any Securities or other ownership interests in any Person or any Indebtedness of any Person.

        Section 4.3    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Nalco consists of 500,000,000 shares of Nalco Common Stock and 100,000,000 shares of Nalco Preferred Stock.

          (b)   At the close of business on July 15, 2011, 138,775,614 shares of Nalco Common Stock were issued and outstanding, 6,610,006 shares of Nalco Common Stock were reserved for issuance pursuant to the Nalco Stock Plans or pursuant to individual equity compensation award agreements, and no shares of Nalco Preferred Stock were issued and outstanding. Except as set forth above, as of July 15, 2011, no other Securities of Nalco were issued, reserved for issuance or outstanding. All issued and outstanding shares of Nalco Common Stock have been, and all shares of Nalco Common Stock that may be issued pursuant to the exercise of outstanding Nalco Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights.

          (c)   Section 4.3(c) of the Nalco Disclosure Letter sets forth the number of shares of Nalco Common Stock authorized for issuance under each Nalco Stock Plan and, as of July 15, 2011, the aggregate number of shares of Nalco Common Stock subject to outstanding awards, whether or not vested, under each Nalco Stock Plan. Nalco has delivered to Ecolab the form of grant agreement related to each such award. No material changes have been made to such form in connection with any award.

          (d)   There are no preemptive or similar rights on the part of any holder of any class of Securities of Nalco or any Nalco Subsidiary. Neither Nalco nor any Nalco Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of Nalco or any Nalco Subsidiary on any matter submitted to such holders of Securities. As of the date of this Agreement and except as described above, there are no options, warrants, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which Nalco or any Nalco Subsidiary is a party or by which any of them is bound (i) obligating Nalco or any Nalco Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of Nalco or any Nalco Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of Nalco or any Nalco Subsidiary, (ii) obligating Nalco or any Nalco Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of Nalco or any Nalco Subsidiary. There are no outstanding contractual obligations of Nalco or any Nalco Subsidiary to repurchase, redeem or otherwise acquire any Securities of Nalco or any Nalco Subsidiary. There are no proxies, voting trusts or other Contracts or understandings to which Nalco or any Nalco Subsidiary is a party or is bound with respect to the voting of the Securities of Nalco or any Nalco Subsidiary or the registration of the Securities of Nalco or the Nalco Subsidiaries under any U.S. or foreign securities Law.

        Section 4.4    Authorization; Board Approval; Voting Requirements.

          (a)   Nalco has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Nalco Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement.

  The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Nalco are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for the Nalco Stockholder Approval and the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by Nalco and, assuming due authorization, execution and delivery by Ecolab and Merger Sub, is a legal, valid and binding obligation of Nalco, enforceable against Nalco in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally and by general principles of equity.

          (b)   The Board of Directors of Nalco, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that Nalco's stockholders adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

          (c)   The affirmative vote of holders of a majority of the outstanding shares of Nalco Common Stock at the Nalco Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the "Nalco Stockholder Approval") is the only vote of the holders of any class or series of Securities of Nalco necessary to adopt this Agreement.

        Section 4.5    Takeover Statute; No Restrictions on the Merger.

          (a)   No state "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute is applicable to the Merger or the other transactions contemplated by this Agreement.

          (b)   Assuming the accuracy of the representation in Section 5.24, Nalco has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

          (c)   Nalco has or caused to be taken all necessary action in order to make this Agreement and the transactions contemplated by this Agreement comply with, and this Agreement and the transactions contemplated by this Agreement do comply with, the requirements in the Constituent Documents of Nalco and the Nalco Subsidiaries concerning "business combination," "fair price," "voting requirement" or other related provisions.

        Section 4.6    Consents and Approvals; No Violations.

          (a)   The execution and delivery of this Agreement by Nalco does not and the consummation by Nalco of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Nalco or any material Nalco Subsidiary, (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 4.6(b) and that the Nalco Stockholder Approval is obtained), (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract, (iv) result in the creation or imposition of any Lien upon any properties or assets of Nalco or any Nalco Subsidiary or (v) cause the suspension or revocation of any Nalco Permit, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (b)   No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Nalco or any Nalco Subsidiary in connection with the execution or delivery of this Agreement by Nalco or the consummation by Nalco of the transactions contemplated by this Agreement, except for (i) compliance by Nalco with the HSR Act and any required filings or notifications under any other applicable Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or "blue sky" laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Merger Consideration, (vi) consent, approvals or filings under any state property transfer law (including the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann. §13:1K-6 et seq. and the Connecticut Transfer Act, C.G.S. §22a-134 et seq.) and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

        Section 4.7    SEC Reports; Nalco Financial Statements.

          (a)   Nalco has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2008 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the "Nalco SEC Documents"). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Nalco SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act and the Securities Act applicable to such Nalco SEC Documents and did not, and any Nalco SEC Documents filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Nalco Subsidiaries is required to make any filings with the SEC.

          (b)   The Nalco Financial Statements, which have been derived from the accounting books and records of Nalco and the Nalco Subsidiaries, complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods presented, except as otherwise noted therein. The consolidated balance sheets (including the related notes) included in the Nalco Financial Statements present fairly in all material respects the financial position of Nalco and the Nalco Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders' equity and consolidated statements of cash flows (in each case including the related notes) included in such Nalco Financial Statements present fairly in all material respects the results of operations, stockholders' equity and cash flows of Nalco and the Nalco Subsidiaries for the respective periods indicated.

          (c)   As of the date of this Agreement, Nalco has provided Ecolab with correct and complete unredacted copies of all documents filed as exhibits to the Nalco SEC Documents subject to a request to the staff of the SEC for confidential treatment. Nalco has not submitted any request for confidential treatment of documents filed as exhibits to the Nalco SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. Nalco has timely responded to all comment letters of the staff of the SEC relating to the Nalco SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Nalco SEC Documents is, to the knowledge of Nalco, the subject of ongoing SEC review.

          (d)   The audit committee of the Board of Directors of Nalco has established "whistleblower" procedures that meet the requirements of Exchange Act Rule 10A-3, and has made available to Ecolab correct and complete copies of such procedures. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, neither Nalco nor any Nalco Subsidiary has received any "complaints" (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters and, to Nalco's knowledge, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the U.S. Secretary of Labor and no employee has threatened to file any such complaint.

        Section 4.8    Absence of Undisclosed Liabilities.     Nalco and the Nalco Subsidiaries do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise and whether or not required to be disclosed or reflected on or reserved against in the consolidated balance sheet of Nalco and the Nalco Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had or would not reasonably be expected to have a Nalco Material Adverse Effect.

        Section 4.9    Form S-4; Joint Proxy Statement/Prospectus.     None of the information supplied or to be supplied by Nalco or any Nalco Subsidiary for inclusion or incorporation by reference in (a) the registration statement on Form S-4 (the "Form S-4") to be filed by Ecolab with the SEC in connection with the Ecolab Share Issuance will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will not, on the date mailed to the stockholders of Nalco and Ecolab and at the time of the Nalco Stockholders Meeting and the time of the Ecolab Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 4.10    Absence of Certain Changes.     Since January 1, 2011, Nalco and the Nalco Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice. Since January 1, 2011, there have not been any Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Nalco Material Adverse Effect.

        Section 4.11    Litigation.     There is no Proceeding (whether at Law or in equity) pending, affecting or, to the knowledge of Nalco, threatened against Nalco or any Nalco Subsidiary or any of their respective directors, officers, properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Nalco Material Adverse Effect. There is no Order outstanding against or, to the knowledge of Nalco, investigation by any Governmental Authority involving Nalco or any Nalco Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonable be expected to have a Nalco Material Adverse Effect.

        Section 4.12    Compliance with Laws.

          (a)   Each of Nalco and the Nalco Subsidiaries hold all material permits, licenses, variances, exemptions, Orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties (the "Nalco Permits"), except where failure to hold Nalco Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect. Each of Nalco and the Nalco Subsidiaries is in compliance with the terms of the Nalco Permits, except where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect. Neither Nalco nor the Nalco Subsidiaries has received at any time since January 1, 2008 any notice or other communication from any Governmental Authority or any other Person regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Nalco Permit, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (b)   Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, Nalco and each of the Nalco Subsidiaries are and, since January 1, 2008, have been, in compliance with all applicable Laws. Since January 1, 2008, neither Nalco nor any of the Nalco Subsidiaries has received any written notice or, to Nalco's knowledge, other communication from any Governmental Authority regarding any actual or possible noncompliance with any Law, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (c)   Each of the principal executive officer of Nalco and the principal financial officer of Nalco (or each former principal executive officer of Nalco and each former principal financial officer of Nalco, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Nalco SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, "principal executive officer" and "principal financial officer" will have the meanings given to such terms in the Sarbanes-Oxley Act.

          (d)   Nalco maintains a system of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that receipts and expenditures are made in accordance with management's authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Nalco's properties or assets.

          (e)   Nalco's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Nalco in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Nalco's principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Nalco required under the Exchange Act with respect to such reports.

          (f)    Since January 1, 2008, none of Nalco's outside auditors or the audit committee of the Board of Directors of Nalco has received any oral or written notification of (i) any "significant deficiencies" or "material weaknesses" in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect Nalco's ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Nalco's internal control over financial reporting. For purposes of this Agreement, the terms "significant deficiency" and "material weakness" will have the meanings assigned to them in the Statements of Auditing Standards No. 115, as in effect on the date of this Agreement. Nalco's outside auditors have confirmed to Nalco in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

          (g)   Since January 1, 2008, (i) neither Nalco nor any Nalco Subsidiary has received any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Nalco or any Nalco Subsidiary or any material concerns from employees of Nalco or any Nalco Subsidiary regarding questionable accounting or auditing matters with respect to Nalco or any Nalco Subsidiary relating to periods after January 1, 2008 and (ii) no attorney representing Nalco or any Nalco Subsidiary, whether or not employed by Nalco or any Nalco Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Nalco or any of its directors, officers, employees or agents to the Board of Directors of Nalco or any committee thereof or to the general counsel or chief executive officer of Nalco pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

          (h)   This Section 4.12 does not relate to Tax matters, employee benefits matters, Intellectual Property matters, Environmental laws and regulations, or FCPA and international trade sanction matters, which are the subjects of Sections 4.13, 4.15, 4.17, 4.19 and 4.21, respectively.

        Section 4.13    Taxes.

          (a)   Nalco and each Nalco Subsidiary have (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Governmental Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were correct and complete in all material respects, (ii) duly and timely paid in full (or Nalco has paid on the Nalco Subsidiaries' behalf) all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, whether or not such Taxes were asserted by the relevant Governmental Authority or Taxing Authority, (iv) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by Nalco and each Nalco Subsidiary through the date of this Agreement and (v) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to, or, where amounts have not been so withheld, established an adequate reserve under GAAP for the payment to, the respective proper Governmental Authorities or Taxing Authorities all material amounts required to be so withheld and paid over.

          (b)   Nalco and each Nalco Subsidiary will duly and timely file with the appropriate Government Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes in any jurisdiction for which Nalco is required by a Governmental Authority to file such Tax Returns, and such Tax Returns will be correct and complete in all material respects.

          (c)   There (i) is no deficiency, Proceeding or request for information now pending, outstanding or, to the knowledge of Nalco as of the date of this Agreement, threatened against or with respect to Nalco or any Nalco Subsidiary in respect of any material Taxes or material Tax Returns and (ii) are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between Nalco or any Nalco Subsidiary and any Governmental Authority or Taxing Authority.

          (d)   There are no material Tax sharing agreements, Tax indemnity agreements or other similar Contracts with respect to or involving Nalco or any Nalco Subsidiary (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority).

          (e)   None of Nalco or any Nalco Subsidiary has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign Law

  (other than a group the common parent of which is Nalco or any Nalco Subsidiary), or has any material liability for the Taxes of any Person (other than Nalco or the Nalco Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by Contract or otherwise.

          (f)    There are no material adjustments under Section 481 of the Code (or any similar provision of state, local or foreign Law) for income tax purposes applicable to or required to be made by Nalco or any Nalco Subsidiary after the date hereof as a result of changes in methods of accounting or other events occurring on or before the date hereof.

          (g)   None of Nalco or any Nalco Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business or (vi) otherwise as a result of a transaction or accounting method that accelerated an item of deduction outside of the ordinary course of business into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income outside of the ordinary course of business into periods beginning after the Closing Date.

          (h)   No material claim, other than claims defeated or withdrawn, has been made within the past five years by an authority in a jurisdiction where Nalco or any Nalco Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (i)    Nalco and each Nalco Subsidiary have made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

          (j)    Nalco and, to the extent required to file U.S. federal income Tax Returns, each Nalco Subsidiary has adequately disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

          (k)   None of the Indebtedness of Nalco or any Nalco Subsidiary constitutes (i) "corporate acquisition indebtedness" (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an "applicable high yield discount obligation" under Section 163(i) of the Code.

          (l)    All material Taxes that Nalco or any Nalco Subsidiary is required by Law to withhold or collect, including sales, use and value-added Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected. To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority.

          (m)  There are no material Liens or other encumbrances for Taxes upon any material property or assets of Nalco or any Nalco Subsidiary, except for Permitted Liens.

          (n)   Neither Nalco nor any Nalco Subsidiary has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

          (o)   Neither Nalco nor any Nalco Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

          (p)   None of Nalco or any Nalco Subsidiary has been a "controlled corporation" or a "distributing corporation" in any distribution (other than any distribution of an indirect Subsidiary of Nalco from one direct or indirect Subsidiary to another such Subsidiary or to Nalco that was not part of the same plan or series of transactions as the Merger, within the meaning of Section 355(e) of the Code) occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code (or any similar provision of state, local or foreign Law).

          (q)   Nalco is not, and has not been at any time within the last five years, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

          (r)   There is no power of attorney given by or binding upon Nalco or any Nalco Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

          (s)   None of Nalco or any Nalco Subsidiary has taken or failed to take any action, as of the date of this Agreement, or has knowledge of any facts or circumstances that would prevent the Merger from constituting a tax-free reorganization described in Section 368(a) and related provisions of the Code.

          (t)    As of the date of this Agreement, there are not any material pending or, to the knowledge of Nalco, threatened audit, examination, investigation or other Proceeding with respect to any Tax Return of Nalco or any Nalco Subsidiary.

        Section 4.14    Real Property.

          (a)   With respect to the Nalco Owned Real Property and Nalco Leased Real Property all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition, to support the operations of Nalco and the Nalco Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (b)   With respect to each parcel of Nalco Owned Real Property (i) Nalco or the applicable Nalco Subsidiary has good and marketable fee simple (or equivalent) title to such Nalco Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding written agreements or other Contracts to purchase, exchange, place a Lien against, lease or otherwise transfer such Nalco Owned Real Property and (iii) there are no pending or, to the knowledge of Nalco, threatened condemnation or other Proceedings relating to the Nalco Owned Real Property, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have a Nalco Material Adverse Effect.

          (c)   With respect to each Lease relating to a parcel of Nalco Leased Real Property (i) Nalco or the applicable Nalco Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens, other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of Nalco or the applicable Nalco Subsidiary that is lessee thereunder and (iii) Nalco or the applicable Nalco Subsidiary has complied with the terms of such Lease, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have a Nalco Material Adverse Effect.

        Section 4.15    Employee Benefit Plans and Related Matters; ERISA.

          (a)   With respect to each of the material Nalco Benefit Plans, Nalco has made available to Ecolab (to the extent requested by Ecolab prior to the date of this Agreement) correct and complete copies of each of the following documents: (i) such Nalco Benefit Plan (including all material amendments thereto), (ii) the annual report and actuarial report, if required under ERISA or the Code, for the most recent plan year ending prior to the date hereof, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Nalco Benefit Plan is funded through a trust or any third party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date thereof, (v) the most recent determination letter received from the IRS with respect to each Nalco Benefit Plan that is intended to be qualified under Section 401(a) of the Code and (vi) all material notices with respect to any Nalco Benefit Plan that were given by any Governmental Authority to Nalco, any Nalco Subsidiary or any ERISA Affiliate or any Nalco Benefit Plan in the last three plan years ending prior to the date of this Agreement or in the period ending on the date of this Agreement.

          (b)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by Nalco or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that presents a risk to Nalco or any ERISA Affiliate of incurring a liability under Title IV of ERISA, in each case, with respect to any Nalco U.S. Benefit Plan, (ii) no Nalco U.S. Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Nalco Benefit Plan ended prior to the date of this Agreement, (iii) with respect to each of the Nalco U.S. Benefit Plans that is subject to Title IV of ERISA, the present value of projected benefit obligations under such Nalco U.S. Benefit Plan, as determined by the Nalco U.S. Benefit Plan's actuary based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such actuary, did not, as of its latest valuation date, exceed the then-current value of the assets of such Nalco Benefit Plan allocable to such projected benefit obligations and (iv) any cessation of benefit accruals under a Nalco Benefit Plan was effected in accordance with any applicable requirements of ERISA and the Code, including (to the extent applicable) Section 204(h) of ERISA. Neither Nalco nor any ERISA Affiliate maintains or contributes to any Multiemployer Plan and, except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, neither Nalco nor any ERISA Affiliate has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA.

          (c)   Each Nalco U.S. Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the knowledge of Nalco as of the date of this Agreement, no event has occurred that could reasonably be expected to result in disqualification of such Nalco U.S. Benefit Plan.

          (d)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, each of the Nalco U.S. Benefit Plans has been operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

          (e)   Section 4.15(e) of the Nalco Disclosure Letter includes an accurate and complete list of all change in control, severance and similar agreements to which any Section 16 Officer of Nalco is a party as of the date hereof and information in reasonable detail regarding all Nalco Stock Options and Nalco Stock-Based Awards held by such Section 16 Officers as of the date hereof. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, officer, employee or agent of Nalco or any Nalco Subsidiary to any material severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former director, officer, employee or agent or (iii) result in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

          (f)    Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, no Nalco Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former directors, officers, employees or agents of Nalco or any Nalco Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any "employee pension plan" (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Nalco or a Nalco Subsidiary or (iv) benefits the full costs of which are borne by the current or former director, officer, employee or agent or his or her beneficiary.

          (g)   With respect to each material Nalco Benefit Plan established or maintained outside of the U.S. primarily for the benefit of employees of Nalco or any Nalco Subsidiary residing outside of the U.S. (a "Foreign Nalco Benefit Plan"), except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) all employer and employee contributions to each Foreign Nalco Benefit Plan required by Law or by the terms of such Foreign Nalco Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices, (ii) each Foreign Nalco Benefit Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions and (iii) each Foreign Nalco Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

          (h)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, there are no pending or, to the knowledge of Nalco, threatened claims by or on behalf of any of the Nalco Benefit Plans, by any employee or beneficiary covered under any Nalco Benefit Plan or otherwise involving any Nalco Benefit Plan.

          (i)    Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, each Nalco Benefit Plan and each employment, management, severance, consulting, relocation, repatriation, expatriation or similar agreement between Nalco or any Nalco Subsidiary and any employee, consultant or independent contractor that provides deferred compensation subject to Section 409A of the Code is in compliance with applicable guidance under Section 409A of the Code in form and operation.

        Section 4.16    Employees; Labor Matters.

          (a)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the knowledge of Nalco, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Nalco or any Nalco Subsidiary and (ii) as of the date of this Agreement, to the knowledge of Nalco, no petition has been filed, nor has any Proceeding been instituted by any employee of Nalco or any Nalco

  Subsidiary or group of employees of Nalco or any Nalco Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, to the knowledge of Nalco, there is no labor union, works council, employee committee or representative or other labor organization representing employees of Nalco or any Nalco Subsidiary which, pursuant to applicable Law or any applicable agreement, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement.

          (b)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the knowledge of Nalco, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of Nalco or any Nalco Subsidiary and (ii) arbitration or grievance against Nalco or any Nalco Subsidiary involving current or former employees of Nalco or any Nalco Subsidiary.

        Section 4.17    Intellectual Property.

          (a)   Except in respects that, individually or in the aggregate, have not had and would not be reasonably expected to have a Nalco Material Adverse Effect, Nalco and the Nalco Subsidiaries are the owners of (with valid right, title and interest in), free and clear of all Liens (except Permitted Liens), and have a valid right to use in their business as currently conducted, all items of Nalco Owned Intellectual Property. Nalco and the Nalco Subsidiaries have a valid right to use in their business as currently conducted all items of Intellectual Property that are the subject of any Nalco Intellectual Property License Agreement, subject to the terms of the applicable Nalco Intellectual Property License Agreement and except where the failure to have the right to use such Nalco Owned Intellectual Property, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect. Neither Nalco nor any of the Nalco Subsidiaries has forfeited or otherwise relinquished any Nalco Owned Intellectual Property, except where such forfeiture or relinquishment, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (b)   There are no pending or, to the knowledge of Nalco, threatened Proceedings before any court, agency, arbitral tribunal or registration authority in any jurisdiction alleging that the activities or conduct of the business of Nalco and the Nalco Subsidiaries infringe upon, misappropriate, violate or constitute the unauthorized use of the Intellectual Property rights of any third party or challenging Nalco's ownership, use, validity, enforceability or registrability of any Nalco Owned Intellectual Property, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (c)   To the knowledge of Nalco, the conduct of the business of Nalco and the Nalco Subsidiaries by Nalco as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, except where such infringement or misappropriation, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (d)   To the knowledge of Nalco, no third party is misappropriating, infringing, diluting or violating any Nalco Owned Intellectual Property or Intellectual Property used by Nalco and no Proceedings or other adversarial claims have been brought or threatened against any third party by Nalco, except for such misappropriation, infringement, dilution or violation or Proceeding or claim that, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

          (e)   Nalco and the Nalco Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets, including requiring employees and other parties having access thereto to execute written nondisclosure agreements. To the knowledge of Nalco, none of the material Trade Secrets of Nalco and the Nalco Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have a Nalco Material Adverse Effect. To the knowledge of Nalco, no third party to any nondisclosure agreement with Nalco or any Nalco Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have a Nalco Material Adverse Effect.

          (f)    Nalco and the Nalco Subsidiaries have been in compliance with all applicable federal, state, local and foreign Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of personal information and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not had and would not be reasonably expected to have a Nalco Material Adverse Effect.

        Section 4.18    Contracts.

          (a)   As of the date of this Agreement, except as filed as an exhibit to a Nalco SEC Document, and except for Nalco Benefit Plans, neither Nalco nor any Nalco Subsidiary is a party to or bound by:

              (i)  any Contracts relating to Indebtedness (other than Contracts among direct or indirect wholly-owned Nalco Subsidiaries) in excess of $5,000,000;

             (ii)  any joint venture, partnership, limited liability company or other similar Contracts relating to the formation, creation, operation, management, sharing of profit or losses or control of any partnership, strategic alliance or joint venture, in each case, material to Nalco and the Nalco Subsidiaries, taken as a whole;

            (iii)  any Contracts, including any option Contracts, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or real property that is material to Nalco and the Nalco Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

            (iv)  any Contracts (including any exclusivity Contracts) that limit or restrict or purport to limit or restrict either the type of business in which Nalco or any Nalco Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), "most favored nations" or similar rights, in each case that is material to Nalco and the Nalco Subsidiaries, taken as a whole; or

             (v)  any other Contracts that would be required to be filed as an exhibit to any Nalco SEC Document (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the Securities Act) that has not been filed as an exhibit to or incorporated by reference in the Nalco SEC Documents filed prior to the date of this Agreement.

          (b)   The Contracts listed or required to be listed in Section 4.18(a) of the Nalco Disclosure Letter are referred to herein as the "Nalco Contracts." Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) each Nalco Contract is a valid and binding Contract of Nalco or a Nalco Subsidiary, as the case may be, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally and by general principles of equity and (ii) none of Nalco, any Nalco Subsidiary or, to the knowledge of Nalco as of the date of this Agreement, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of any such Nalco Contract. Nalco has made available to Ecolab correct and complete copies of each such Nalco Contract (including all modifications and amendments thereto and waivers thereunder).

        Section 4.19    Environmental Laws and Regulations.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Nalco Material Adverse Effect:

          (a)   Nalco and the Nalco Subsidiaries are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits currently required for their respective business and operations.

          (b)   (i) Neither Nalco nor any of the Nalco Subsidiaries has received any written notice of violation, notification of liability, demand, request for information, citation, summons or order alleging any liability of Nalco or any Nalco Subsidiaries pursuant to any Environmental Law, (ii) no complaint has been filed, and no penalty or fine has been assessed, against Nalco or any Nalco Subsidiaries in writing by any Governmental Authority under any applicable Environmental Law that remains unresolved, (iii) no remedial or corrective action by Nalco or any Nalco Subsidiaries is being required or requested to be taken (or, to the knowledge of Nalco as of the date of this Agreement, is being threatened) in writing by any Governmental Authority or any other Person, and (iv) no Proceeding is pending or, to the knowledge of Nalco, threatened by any Person against Nalco or any Nalco Subsidiary relating to or arising under any Environmental Law.

          (c)   No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or, to the knowledge of Nalco, formerly owned, leased, operated or used by Nalco or any Nalco Subsidiary that, in each case, has resulted in or would reasonably be expected to result in any cost, liability or obligation of Nalco or any Nalco Subsidiary under applicable Environmental Law for any cleanup or other remedial action.

          (d)   Except in compliance with applicable Environmental Law, neither Nalco nor any Nalco Subsidiary is currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets currently owned, leased, operated or used by Nalco or any Nalco Subsidiary.

          (e)   There have been no Releases of Hazardous Substances that could reasonably be expected to result in any liability or obligation of Nalco or any Nalco Subsidiary under any Environmental Law for any cleanup or other remedial action relating to (i) the environmental conditions at, on or under any properties or assets currently or formerly owned, leased, operated or used by Nalco or any Nalco Subsidiary or (ii) the past or present use, management, handling, transport, treatment, generation, storage or disposal of Hazardous Substances by Nalco or any Nalco Subsidiary.

        Section 4.20    Insurance Coverage.     Nalco and the Nalco Subsidiaries maintain policies of insurance in such amounts and against such risks as Nalco believes to be customary in the industry in which Nalco and the Nalco Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Nalco Material Adverse Effect, all such insurance policies are in full force and neither Nalco nor any of the Nalco Subsidiaries is in breach or default under any such policy.

        Section 4.21    Foreign Corrupt Practices and International Trade Sanctions.

          (a)   None of Nalco and the Nalco Subsidiaries, nor any of their respective, directors, officers, employees, agents or other representatives (nor any Person acting on behalf of any of the foregoing) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to (i) any officer or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office or (v) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons, in each case, where the purpose of such offer, gift, payment or promise or authorization to make such payment was, is or would be prohibited under any applicable anti-bribery or anti-corruption Law of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time and applicable to Nalco, the Nalco Subsidiaries and their respective operations.

          (b)   None of Nalco and the Nalco Subsidiaries, nor any of their respective Affiliates, directors, officers, employees, agents or other representatives has taken any action which would cause them to be in violation in any material respect of the FCPA, or any other applicable Law of similar effect, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

          (c)   Neither Nalco nor any Nalco Subsidiaries nor, to the knowledge of Nalco, any representatives of Affiliates of Nalco or any Nalco Subsidiary has since January 1, 2008 violated or is in violation in any material respect of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

          (d)   Since January 1, 2008, all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of Nalco and the Nalco Subsidiaries have been effected in all material respects in accordance with all applicable anti-corruption, export control, trade sanctions, anti-terrorism and anti-boycott Laws. All products shipped by Nalco and the Nalco Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with such Laws.

          (e)   Since January 1, 2008, (i) none of Nalco or the Nalco Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under arising under or relating to the Laws and sanctions referenced in clauses (b) and (c) above and (ii) no Governmental Authority has initiated or, to Nalco's knowledge as of the date of this Agreement, threatened to initiate, a material Proceeding against Nalco or the Nalco Subsidiaries, or, to Nalco's knowledge as of the date of this Agreement, any of their respective Affiliates, directors, officers, employees, agents or other representatives asserting that Nalco or the Nalco Subsidiaries, or any of their respective Affiliates, is not in compliance with any export or import Laws or the FCPA or any other applicable Law of similar effect.

        Section 4.22    Opinion of Financial Advisor.     Nalco has received the written opinion of Goldman, Sachs & Co. (the "Nalco Financial Advisor"), dated as of July 19, 2011 that, as of such date and subject to the limitations and assumptions set forth therein, the Stock Consideration and the Cash Consideration to be paid to the holders of Nalco Common Stock, taken in the aggregate, pursuant to this Agreement is fair, from a financial point of view, to such holders.

        Section 4.23    Brokers.     No Person other than the Nalco Financial Advisor is entitled to any brokerage, financial advisory, finder's or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of Nalco or any Nalco Subsidiary. Nalco has delivered to Ecolab a correct and complete copy of each Contract between Nalco or any Nalco Subsidiary and the Nalco Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.

        Section 4.24    Ownership of Ecolab Common Stock.     Neither Nalco nor any Nalco Subsidiary owns any shares of Ecolab Common Stock.

        Section 4.25    No Other Representations or Warranties.     Except for the representations and warranties contained in this Article IV, Ecolab acknowledges that none of Nalco, the Nalco Subsidiaries or any other Person on behalf of Nalco makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ECOLAB AND MERGER SUB

        Except as otherwise disclosed or identified in the Ecolab SEC Documents filed and publicly available on the internet website of the SEC at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosure and disclosure of risks included in any "forward-looking statements" disclaimer or other statements included in such Ecolab SEC Documents that are predictive or forward-looking in nature) or in the letter (the "Ecolab Disclosure Letter") delivered to Nalco by Ecolab prior to the execution of this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article V to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article V to the extent, and only to the extent, that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or is applicable to such other sections), Ecolab and Merger Sub jointly and severally represent and warrant to Nalco as follows:

        Section 5.1    Organization.     Ecolab is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Ecolab has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect. Ecolab has delivered to Nalco correct and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

        Section 5.2    Subsidiaries.

          (a)   Each Subsidiary of Ecolab (individually, a "Ecolab Subsidiary" and collectively, the "Ecolab Subsidiaries") is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to be so incorporated or organized, existing or in good standing or to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (b)   Ecolab is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Ecolab Subsidiary, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities. All of the Securities so owned by Ecolab have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights. Except for the Securities of the Ecolab Subsidiaries, Ecolab does not own, directly or indirectly, any Securities or other ownership interests in any Person or any Indebtedness of any Person.

          (c)   Merger Sub has been formed by Ecolab solely for purposes of the transactions contemplated by this Agreement. Merger Sub has not conducted any business or activities other than in connection with this Agreement.

        Section 5.3    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Ecolab consists of 400,000,000 shares of Ecolab Common Stock and 15,000,000 shares of Ecolab Preferred Stock.

          (b)   At the close of business on June 30, 2011, 231,872,670 shares of Ecolab Common Stock were issued and outstanding, 30,628,326 shares of Ecolab Common Stock were reserved for issuance pursuant to equity or equity-based compensation plans of Ecolab (the "Ecolab Stock Plans"), no shares of Ecolab Preferred Stock were issued and outstanding and 400,000 shares of Ecolab Preferred Stock were reserved for issuance pursuant to the Ecolab Rights Agreement. Except as set forth above, as of June 30, 2011, no other Securities of Ecolab were issued, reserved for issuance or outstanding. All issued and outstanding shares of Ecolab Common Stock have been, and all shares of Ecolab Common Stock that may be issued pursuant to the exercise of outstanding Ecolab Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights.

          (c)   Section 5.3(c) of the Ecolab Disclosure Letter sets forth the number of shares of Ecolab Common Stock authorized for issuance under each Ecolab Stock Plan and, as of June 30, 2011, the aggregate number of shares of Ecolab Common Stock subject to outstanding awards, whether or not vested, under each Ecolab Stock Plan. Ecolab has delivered to Nalco the form of grant agreement related to each such award. No material changes have been made to such form in connection with any award.

          (d)   There are no preemptive or similar rights on the part of any holder of any class of Securities of Ecolab or any Ecolab Subsidiary. Neither Ecolab nor any Ecolab Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of Ecolab or any Ecolab Subsidiary on any matter submitted to such holders of Securities. As of the date of this Agreement and except as described above, there are no options, warrants, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which Ecolab or any Ecolab Subsidiary is a party or by which any of them is bound (i) obligating Ecolab or any Ecolab Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of Ecolab or any Ecolab Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of Ecolab or any Ecolab Subsidiary, (ii) obligating Ecolab or any Ecolab Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of Ecolab or any Ecolab Subsidiary. There are no outstanding contractual obligations of Ecolab or any Ecolab Subsidiary to repurchase, redeem or otherwise acquire any Securities of Ecolab or any Ecolab Subsidiary. There are no proxies, voting trusts or other Contracts or understandings to which Ecolab or any Ecolab Subsidiary is a party or is bound with respect to the voting of the Securities of Ecolab or any Ecolab Subsidiary or the registration of the Securities of Ecolab or the Ecolab Subsidiaries under any U.S. or foreign securities Law.

        Section 5.4    Authorization; Board Approval; Voting Requirements.

          (a)   Each of Ecolab and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Ecolab Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Ecolab or Merger Sub are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for the Ecolab Stockholder Approval and the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by each of Ecolab and Merger Sub and, assuming due authorization, execution and delivery by Nalco, is a legal, valid and binding obligation of each of Ecolab and Merger Sub, enforceable against each of Ecolab and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally and by general principles of equity.

          (b)   The Board of Directors of Ecolab, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable, (iii) approving the issuance of shares of Ecolab Common Stock as part of the Merger Consideration upon the consummation of the Merger in accordance with this Agreement (the "Ecolab Share Issuance") and (iv) recommending that Ecolab's stockholders approve the Ecolab Share Issuance. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

          (c)   The Board of Directors of Merger Sub, acting by unanimous written consent in lieu of special meeting, has duly and unanimously adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that Ecolab as Merger Sub's sole stockholder adopt this Agreement. Ecolab, as the sole stockholder of Merger Sub, acting by written consent in lieu of special meeting, will, promptly following the execution and delivery of this Agreement by the Parties, duly adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

          (d)   The affirmative vote of a majority of the votes cast by the holders of Ecolab Common Stock at the Ecolab Stockholders Meeting, or any adjournment or postponement thereof, to approve the Ecolab Share Issuance, subject to the requirement under the listing rules of the NYSE that the holders of a majority of the outstanding shares of Ecolab Common Stock cast for, against or abstaining votes at the Ecolab Stockholders Meeting or any adjournment or postponement thereof (the "Ecolab Stockholder Approval"), are the only votes of the holders of any class or series of Securities of Ecolab necessary to approve the Ecolab Share Issuance.

        Section 5.5    Consents and Approvals; No Violations.

          (a)   The execution and delivery of this Agreement by Ecolab and Merger Sub does not and the consummation by Ecolab and Merger Sub of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Ecolab or any material Ecolab Subsidiary, (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 5.5(b) and that the Ecolab Stockholder Approval is obtained), (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract, (iv) result in the creation or imposition of any Lien upon any properties or assets of Ecolab or any Ecolab Subsidiary or (v) cause the suspension or revocation of any Ecolab Permit, except, in the case of clauses (i), (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (b)   No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental

  Authority is required to be made or obtained by Ecolab or any Ecolab Subsidiary in connection with the execution or delivery of this Agreement by Ecolab and Merger Sub or the consummation by Ecolab and Merger Sub of the transactions contemplated by this Agreement, except for (i) compliance by Ecolab with the HSR Act and any required filings or notifications under any other applicable Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or "blue sky" laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Merger Consideration, (vi) consent, approvals or filings under any state property transfer law (including the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann. §13:1K-6 et seq. and the Connecticut Transfer Act, C.G.S. §22a-134 et seq.) and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

        Section 5.6    SEC Reports; Ecolab Financial Statements.

          (a)   Ecolab has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2008 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the "Ecolab SEC Documents"). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Ecolab SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act and the Securities Act applicable to such Ecolab SEC Documents and did not, and any Ecolab SEC Documents filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Ecolab Subsidiaries is required to make any filings with the SEC.

          (b)   The Ecolab Financial Statements, which have been derived from the accounting books and records of Ecolab and the Ecolab Subsidiaries, complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods presented, except as otherwise noted therein. The consolidated balance sheets (including the related notes) included in the Ecolab Financial Statements present fairly in all material respects the financial position of Ecolab and the Ecolab Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders' equity and consolidated statements of cash flows (in each case including the related notes) included in such Ecolab Financial Statements present fairly in all material respects the results of operations, stockholders' equity and cash flows of Ecolab and the Ecolab Subsidiaries for the respective periods indicated.

          (c)   As of the date of this Agreement, Ecolab has provided Nalco with correct and complete unredacted copies of all documents filed as exhibits to the Ecolab SEC Documents subject to a request to the staff of the SEC for confidential treatment. Ecolab has not submitted any request for confidential treatment of documents filed as exhibits to the Ecolab SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. Ecolab has timely responded to all comment letters of the staff of the SEC relating to the Ecolab SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Ecolab SEC Documents is, to the knowledge of Ecolab, the subject of ongoing SEC review.

          (d)   The audit committee of the Board of Directors of Ecolab has established "whistleblower" procedures that meet the requirements of Exchange Act Rule 10A-3, and has made available to Nalco correct and complete copies of such procedures. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, neither Ecolab nor any Ecolab Subsidiary has received any "complaints" (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters and, to Ecolab's knowledge, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the U.S. Secretary of Labor and no employee has threatened to file any such complaint.

        Section 5.7    Absence of Undisclosed Liabilities.     Ecolab and the Ecolab Subsidiaries do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise and whether or not required to be disclosed or reflected on or reserved against in the consolidated balance sheet of Ecolab and the Ecolab Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had or would not reasonably be expected to have an Ecolab Material Adverse Effect.

        Section 5.8    Form S-4; Joint Proxy Statement/Prospectus.     None of the information supplied or to be supplied by Ecolab or any Ecolab Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 to be filed by Ecolab with the SEC in connection with the Ecolab Share Issuance will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will not, on the date mailed to the stockholders of Nalco and Ecolab and at the time of the Nalco Stockholders Meeting and the time of the Ecolab Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.9    Absence of Certain Changes.     Since January 1, 2011, Ecolab and the Ecolab Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice. Since January 1, 2011, there have not been any Changes that, individually or in the aggregate, have had or would reasonably be expected to have an Ecolab Material Adverse Effect.

        Section 5.10    Litigation.     There is no Proceeding (whether at Law or in equity) pending, affecting or, to the knowledge of Ecolab, threatened against Ecolab or any Ecolab Subsidiary or any of their respective directors, officers, properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have an Ecolab Material Adverse Effect. There is no Order outstanding against or, to the knowledge of Ecolab, investigation by any Governmental Authority involving Ecolab or any Ecolab Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonable be expected to have an Ecolab Material Adverse Effect.

        Section 5.11    Compliance with Laws.

          (a)   Each of Ecolab and the Ecolab Subsidiaries hold all material permits, licenses, variances, exemptions, Orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties (the

  "Ecolab Permits"), except where failure to hold Ecolab Permits, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect. Each of Ecolab and the Ecolab Subsidiaries is in compliance with the terms of the Ecolab Permits, except where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect. Neither Ecolab nor the Ecolab Subsidiaries has received at any time since January 1, 2008 any notice or other communication from any Governmental Authority or any other Person regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Ecolab Permit, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (b)   Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, Ecolab and each of the Ecolab Subsidiaries are and, since January 1, 2008, have been, in compliance with all applicable Laws. Since January 1, 2008, neither Ecolab nor any of the Ecolab Subsidiaries has received any written notice or, to Ecolab's knowledge, other communication from any Governmental Authority regarding any actual or possible noncompliance with any Law, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (c)   Each of the principal executive officer of Ecolab and the principal financial officer of Ecolab (or each former principal executive officer of Ecolab and each former principal financial officer of Ecolab, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Nalco SEC Documents, and the statements contained in such certifications are true and accurate.

          (d)   Ecolab maintains a system of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that receipts and expenditures are made in accordance with management's authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Ecolab's properties or assets.

          (e)   Ecolab's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Ecolab in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Ecolab's principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Ecolab required under the Exchange Act with respect to such reports.

          (f)    Since January 1, 2008, none of Ecolab's outside auditors or the audit committee of the Board of Directors of Ecolab has received any oral or written notification of (i) any "significant deficiencies" or "material weaknesses" in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect Ecolab's ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Nalco's internal control over financial reporting. Ecolab's outside auditors have confirmed to Ecolab in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

          (g)   Since January 1, 2008, (i) neither Ecolab nor any Ecolab Subsidiary has received any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Ecolab or any Ecolab Subsidiary or any material concerns from employees of Ecolab or any Ecolab Subsidiary regarding questionable accounting or auditing matters with respect to Ecolab or any Ecolab Subsidiary relating to periods after January 1, 2008 and (ii) no attorney representing Ecolab or any Ecolab Subsidiary, whether or not employed by Ecolab or any Ecolab Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Nalco or any of its directors, officers, employees or agents to the Board of Directors of Ecolab or any committee thereof or to the general counsel or chief executive officer of Nalco pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

          (h)   This Section 5.11 does not relate to Tax matters, employee benefits matters, Intellectual Property matters, Environmental laws and regulations, or FCPA and international trade sanction matters, which are the subjects of Sections 5.12, 5.14, 5.16, 5.18 and 5.20, respectively.

        Section 5.12    Taxes.

          (a)   Ecolab and each Ecolab Subsidiary have (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Governmental Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were correct and complete in all material respects, (ii) duly and timely paid in full (or Ecolab has paid on the Ecolab Subsidiaries' behalf) all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, whether or not such Taxes were asserted by the relevant Governmental Authority or Taxing Authority, (iv) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by Ecolab and each Ecolab Subsidiary through the date of this Agreement and (v) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to, or, where amounts have not been so withheld, established an adequate reserve under GAAP for the payment to, the respective proper Governmental Authorities or Taxing Authorities all material amounts required to be so withheld and paid over.

          (b)   Ecolab and each Ecolab Subsidiary will duly and timely file with the appropriate Government Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes in any jurisdiction for which Ecolab is required by a Governmental Authority to file such Tax Returns, and such Tax Returns will be correct and complete in all material respects.

          (c)   There (i) is no deficiency, Proceeding or request for information now pending, outstanding or, to the knowledge of Ecolab as of the date of this Agreement, threatened against or with respect to Ecolab or any Ecolab Subsidiary in respect of any material Taxes or material Tax Returns and (ii) are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between Ecolab or any Ecolab Subsidiary and any Governmental Authority or Taxing Authority.

          (d)   There are no material Tax sharing agreements, Tax indemnity agreements or other similar Contracts with respect to or involving Ecolab or any Ecolab Subsidiary (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority).

          (e)   None of Ecolab or any Ecolab Subsidiary has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign Law

  (other than a group the common parent of which is Ecolab or any Ecolab Subsidiary), or has any material liability for the Taxes of any Person (other than Ecolab or the Ecolab Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by Contract or otherwise.

          (f)    There are no material adjustments under Section 481 of the Code (or any similar provision of state, local or foreign Law) for income tax purposes applicable to or required to be made by Ecolab or any Ecolab Subsidiary after the date hereof as a result of changes in methods of accounting or other events occurring on or before the date hereof.

          (g)   None of Ecolab or any Ecolab Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business or (vi) otherwise as a result of a transaction or accounting method that accelerated an item of deduction outside of the ordinary course of business into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income outside of the ordinary course of business into periods beginning after the Closing Date.

          (h)   No material claim, other than claims defeated or withdrawn, has been made within the past five years by an authority in a jurisdiction where Ecolab or any Ecolab Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (i)    Ecolab and each Ecolab Subsidiary have made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

          (j)    None of the Indebtedness of Ecolab or any Ecolab Subsidiary constitutes (i) "corporate acquisition indebtedness" (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an "applicable high yield discount obligation" under Section 163(i) of the Code.

          (k)   Ecolab and, to the extent required to file U.S. federal income Tax Returns, each Ecolab Subsidiary has adequately disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

          (l)    All material Taxes that Ecolab or any Ecolab Subsidiary is required by Law to withhold or collect, including sales, use and value-added Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected. To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority.

          (m)  There are no material Liens or other encumbrances for Taxes upon any material property or assets of Ecolab or any Ecolab Subsidiary, except for Permitted Liens.

          (n)   Neither Ecolab nor any Ecolab Subsidiary has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

          (o)   Neither Ecolab nor any Ecolab Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

          (p)   None of Ecolab or any Ecolab Subsidiary has been a "controlled corporation" or a "distributing corporation" in any distribution (other than any distribution of an indirect Subsidiary of Ecolab from one direct or indirect Subsidiary to another such Subsidiary or to Ecolab that was not part of the same plan or series of transactions as the Merger, within the meaning of Section 355(e) of the Code) occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code (or any similar provision of state, local or foreign Law).

          (q)   Ecolab is not, and has not been at any time within the last five years, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

          (r)   There is no power of attorney given by or binding upon Ecolab or any Ecolab Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

          (s)   None of Ecolab or any Ecolab Subsidiary has taken or failed to take any action, as of the date of this Agreement, or has knowledge of any facts or circumstances that would prevent the Merger from constituting a tax-free reorganization described in Section 368(a) and related provisions of the Code.

          (t)    As of the date of this Agreement, there are not any material pending or, to the knowledge of Ecolab, threatened audit, examination, investigation or other Proceeding with respect to any Tax Return of Ecolab or any Ecolab Subsidiary.

        Section 5.13    Real Property.

          (a)   With respect to the Ecolab Owned Real Property and Ecolab Leased Real Property (i) all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition, to support the operations of Ecolab and the Ecolab Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (b)   With respect to each parcel of Ecolab Owned Real Property (i) Ecolab or the applicable Ecolab Subsidiary has good and marketable fee simple (or equivalent) title to such Ecolab Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding written agreements or other Contracts to purchase, exchange, place a Lien against, lease or otherwise transfer such Ecolab Owned Real Property and (iii) there are no pending or, to the knowledge of Ecolab, threatened condemnation or other Proceedings relating to the Ecolab Owned Real Property, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have an Ecolab Material Adverse Effect.

          (c)   With respect to each Lease relating to a parcel of Ecolab Leased Real Property (i) Ecolab or the applicable Ecolab Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens, other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of Ecolab or the applicable Ecolab Subsidiary that is lessee thereunder and (iii) Ecolab or the applicable Ecolab Subsidiary has complied with the terms of such Lease, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have an Ecolab Material Adverse Effect.

        Section 5.14    Employee Benefit Plans and Related Matters; ERISA.

          (a)   With respect to each of the material Ecolab Benefit Plans, Ecolab has made available to Nalco (to the extent requested by Nalco prior to the date of this Agreement) correct and complete copies of each of the following documents: (i) such Ecolab Benefit Plan (including all material amendments thereto), (ii) the annual report and actuarial report, if required under ERISA or the Code, for the most recent plan year ending prior to the date hereof, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Ecolab Benefit Plan is funded through a trust or any third party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date thereof, (v) the most recent determination letter received from the IRS with respect to each Ecolab Benefit Plan that is intended to be qualified under Section 401(a) of the Code and (vi) all material notices with respect to any Ecolab Benefit Plan that were given by any Governmental Authority to Ecolab, any Ecolab Subsidiary or any ERISA Affiliate or any Ecolab Benefit Plan in the last three plan years ending prior to the date of this Agreement or in the period ending on the date of this Agreement.

          (b)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by Ecolab or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that presents a risk to Ecolab or any ERISA Affiliate of incurring a liability under Title IV of ERISA, in each case, with respect to any Ecolab U.S. Benefit Plan, (ii) no Ecolab U.S. Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Ecolab Benefit Plan ended prior to the date of this Agreement, (iii) with respect to each of the Ecolab U.S. Benefit Plans that is subject to Title IV of ERISA, the present value of projected benefit obligations under such Ecolab U.S. Benefit Plan, as determined by the Ecolab U.S. Benefit Plan's actuary based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such actuary, did not, as of its latest valuation date, exceed the then-current value of the assets of such Ecolab Benefit Plan allocable to such projected benefit obligations and (iv) any cessation of benefit accruals under an Ecolab Benefit Plan was effected in accordance with any applicable requirements of ERISA and the Code, including (to the extent applicable) Section 204(h) of ERISA. Neither Ecolab nor any ERISA Affiliate maintains or contributes to any Multiemployer Plan and, except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, neither Ecolab nor any ERISA Affiliate has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA.

          (c)   Each Ecolab U.S. Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the knowledge of Ecolab as of the date of this Agreement, no event has occurred that could reasonably be expected to result in disqualification of such Ecolab U.S. Benefit Plan.

          (d)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, each of the Ecolab U.S. Benefit Plans has been operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

          (e)   The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, officer, employee or agent of Ecolab or any Ecolab Subsidiary to any material severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of any compensation due to any such current or former director, officer, employee or agent or (iii) result in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

          (f)    Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, no Ecolab Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former directors, officers, employees or agents of Ecolab or any Ecolab Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any "employee pension plan" (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Ecolab or an Ecolab Subsidiary or (iv) benefits the full costs of which are borne by the current or former director, officer, employee or agent or his or her beneficiary.

          (g)   With respect to each material Ecolab Benefit Plan established or maintained outside of the U.S. primarily for the benefit of employees of Ecolab or any Ecolab Subsidiary residing outside of the U.S. (a "Foreign Ecolab Benefit Plan"), except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) all employer and employee contributions to each Foreign Ecolab Benefit Plan required by Law or by the terms of such Foreign Ecolab Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices, (ii) each Foreign Ecolab Benefit Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions and (iii) each Foreign Ecolab Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

          (h)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, there are no pending or, to the knowledge of Ecolab, threatened claims by or on behalf of any of the Ecolab Benefit Plans, by any employee or beneficiary covered under any Ecolab Benefit Plan or otherwise involving any Ecolab Benefit Plan.

          (i)    Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, each Ecolab Benefit Plan and each employment, management, severance, consulting, relocation, repatriation, expatriation or similar agreement between Ecolab or any Ecolab Subsidiary and any employee, consultant or independent contractor that provides deferred compensation subject to Section 409A of the Code is in compliance with applicable guidance under Section 409A of the Code in form and operation.

        Section 5.15    Employees; Labor Matters.

          (a)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the knowledge of Ecolab, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Ecolab or any Ecolab Subsidiary and (ii) as of the date of this Agreement, to the knowledge of Ecolab, no petition has been filed, nor has any Proceeding been instituted by any employee of Ecolab or any Ecolab Subsidiary or group of employees of Ecolab or any Ecolab Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.

          (b)   Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the knowledge of Ecolab, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of Ecolab or any Ecolab Subsidiary and (ii) arbitration or grievance against Ecolab or any Ecolab Subsidiary involving current or former employees of Ecolab or any Ecolab Subsidiary. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, to the knowledge of Ecolab, there is no labor union, works council, employee committee or representative or other labor organization representing employees of Ecolab or any Ecolab Subsidiary which, pursuant to applicable Law or any applicable agreement, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement.

        Section 5.16    Intellectual Property.

          (a)   Except in respects that, individually or in the aggregate, have not had and would not be reasonably expected to have an Ecolab Material Adverse Effect, Ecolab and the Ecolab Subsidiaries are the owners of (with valid right, title and interest in), free and clear of all Liens (except Permitted Liens), and have a valid right to use in their business as currently conducted all items of Ecolab Owned Intellectual Property. Ecolab and the Ecolab Subsidiaries have a valid right to use in their business as currently conducted all items of Intellectual Property that are the subject of any Ecolab Intellectual Property License Agreement and subject to the terms of the applicable Ecolab Intellectual Property License Agreement, except where the failure to have the right to use such Ecolab Owned Intellectual Property, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect. Neither Ecolab nor any of the Ecolab Subsidiaries has forfeited or otherwise relinquished any Ecolab Owned Intellectual Property, except where such forfeiture or relinquishment, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (b)   There are no pending, or to the knowledge of Ecolab, threatened Proceedings before any court, agency, arbitral tribunal or registration authority in any jurisdiction alleging that the activities or conduct of the business of Ecolab and the Ecolab Subsidiaries infringe upon, misappropriate, violate or constitute the unauthorized use of the Intellectual Property rights of any third party or challenging Ecolab's ownership, use, validity, enforceability or registrability of any Ecolab Owned Intellectual Property, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (c)   To the knowledge of Ecolab, the conduct of the business of Ecolab and the Ecolab Subsidiaries by Ecolab as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, except where such infringement or misappropriation, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (d)   To the knowledge of Ecolab, no third party is misappropriating, infringing, diluting or violating any Ecolab Owned Intellectual Property or Intellectual Property used by Ecolab and no Proceedings or other adversarial claims have been brought or threatened against any third party by Ecolab, except for such misappropriation, infringement, dilution or violation or Proceeding or claim that, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

          (e)   Ecolab and the Ecolab Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets, including requiring employees and other parties having access thereto to execute written nondisclosure agreements. To the knowledge of Ecolab, none of the material Trade Secrets of Nalco and the Ecolab Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have an Ecolab Material Adverse Effect. To the knowledge of Ecolab, no third party to any nondisclosure agreement with Ecolab or any Ecolab Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have an Ecolab Material Adverse Effect.

          (f)    Ecolab and the Ecolab Subsidiaries have been in compliance with all applicable federal, state, local and foreign Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of personal information and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not had and would not be reasonably expected to have an Ecolab Material Adverse Effect.

        Section 5.17    Contracts.

          (a)   As of the date of this Agreement, except as filed as an exhibit to an Ecolab SEC Document, and except for Ecolab Benefit Plans, neither Ecolab nor any Ecolab Subsidiary is a party to or bound by:

              (i)  any Contracts relating to Indebtedness (other than Contracts among direct or indirect wholly-owned Ecolab Subsidiaries) in excess of $10,000,000;

             (ii)  any joint venture, partnership, limited liability company or other similar Contracts relating to the formation, creation, operation, management, sharing of profit or losses or control of any partnership, strategic alliance or joint venture, in each case, material to Ecolab and the Ecolab Subsidiaries, taken as a whole;

            (iii)  any Contracts, including any option Contracts, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or real property that is material to Ecolab and the Ecolab Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

            (iv)  any Contracts (including any exclusivity Contracts) that limit or restrict or purport to limit or restrict either the type of business in which Ecolab or any Ecolab Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), "most favored nations" or similar rights, in each case that is material to Ecolab and the Ecolab Subsidiaries, taken as a whole; or

             (v)  any other Contracts that would be required to be filed as an exhibit to any Ecolab SEC Document (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the Securities Act) that has not been filed as an exhibit to or incorporated by reference in the Ecolab SEC Documents filed prior to the date of this Agreement.

          (b)   The Contracts listed or required to be listed in Section 5.17(a) of the Ecolab Disclosure Letter are referred to herein as the "Ecolab Contracts." Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) each Ecolab Contract is a valid and binding Contract of Ecolab or an Ecolab

  Subsidiary, as the case may be, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally and by general principles of equity, (ii) none of Ecolab, any Ecolab Subsidiary or, to the knowledge of Ecolab as of the date of this Agreement, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of any such Ecolab Contract. Ecolab has made available to Nalco correct and complete copies of each such Ecolab Contract (including all modifications and amendments thereto and waivers thereunder).

        Section 5.18    Environmental Laws and Regulations.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ecolab Material Adverse Effect:

          (a)   Ecolab and the Ecolab Subsidiaries are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits currently required for their respective business and operations.

          (b)   (i) Neither Ecolab nor any of the Ecolab Subsidiaries has received any written notice of violation, notification of liability, demand, request for information, citation, summons or order alleging any liability of Ecolab or any Ecolab Subsidiaries pursuant to any Environmental Law, (ii) no complaint has been filed, and no penalty or fine has been assessed, against Ecolab or any Ecolab Subsidiaries in writing by any Governmental Authority under any applicable Environmental Law that remains unresolved, (iii) no remedial or corrective action by Ecolab or any Ecolab Subsidiaries is being required or requested to be taken (or, to the knowledge of Ecolab as of the date of this Agreement, is being threatened) in writing by any Governmental Authority or any other Person, and (iv) no Proceeding is pending or, to the knowledge of Ecolab, threatened by any Person against Ecolab or any Ecolab Subsidiary relating to or arising under any Environmental Law.

          (c)   No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or, to the knowledge of Ecolab, formerly owned, leased, operated or used by Ecolab or any Ecolab Subsidiary that, in each case, has resulted or would reasonably be expected to result in any cost, liability or obligation of Ecolab or any Ecolab Subsidiary under applicable Environmental Law for any cleanup or other remedial action.

          (d)   Except in compliance with applicable Environmental Law, neither Ecolab nor any Ecolab Subsidiary is currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets currently owned, leased, operated or used by Ecolab or any Ecolab Subsidiary.

          (e)   There have been no Releases of Hazardous Substances that could reasonably be expected to result in any liability or obligation of Ecolab or any Ecolab Subsidiary under any Environmental Law for any cleanup or other remedial action relating to (i) the environmental conditions at, on or under any properties or assets currently or formerly owned, leased, operated or used by Ecolab or any Ecolab Subsidiary or (ii) the past or present use, management, handling, transport, treatment, generation, storage or disposal of Hazardous Substances by Ecolab or any Ecolab Subsidiary.

        Section 5.19    Insurance Coverage.     Ecolab and the Ecolab Subsidiaries maintain policies of insurance in such amounts and against such risks as Ecolab believes to be customary in the industry in which Ecolab and the Ecolab Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ecolab Material Adverse Effect, all such insurance policies are in full force and neither Ecolab nor any of the Ecolab Subsidiaries is in breach or default under any such policy.

        Section 5.20    Foreign Corrupt Practices and International Trade Sanctions.

          (a)   None of Ecolab and the Ecolab Subsidiaries, nor any of their respective, directors, officers, employees, agents or other representatives (nor any Person acting on behalf of any of the foregoing) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to (i) any officer or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office or (v) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons, in each case, where the purpose of such offer, gift, payment or promise or authorization to make such payment was, is or would be prohibited under any applicable anti-bribery or anti-corruption Law of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time and applicable to Ecolab, the Ecolab Subsidiaries and their respective operations.

          (b)   None of Ecolab and the Ecolab Subsidiaries, nor any of their respective Affiliates, directors, officers, employees, agents or other representatives has taken any action which would cause them to be in violation in any material respect of the FCPA, or any other applicable Law of similar effect, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

          (c)   Neither the Ecolab nor any Ecolab Subsidiaries nor, to the knowledge of Ecolab, any representatives of Affiliates of Ecolab or any Ecolab Subsidiary has since January 1, 2008 violated or is in violation in any material respect of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

          (d)   Since January 1, 2008, all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of Ecolab and the Ecolab Subsidiaries have been effected in all material respects in accordance with all applicable anti-corruption, export control, trade sanctions, anti-terrorism and anti-boycott Laws. All products shipped by Ecolab and the Ecolab Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with such Laws.

          (e)   Since January 1, 2008, (i) none of Ecolab or the Ecolab Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under arising under or relating to the Laws and sanctions referenced in clauses (b) and (c) above and (ii) no Governmental Authority has initiated or, to Ecolab's knowledge as of the date of this Agreement, threatened to initiate, a material Proceeding against Ecolab or the Ecolab Subsidiaries, or, to Ecolab's knowledge as of the date of this Agreement, any of their respective Affiliates, directors, officers, employees, agents or other representatives asserting that Ecolab or the Ecolab Subsidiaries, or any of their respective Affiliates, is not in compliance with any export or import Laws or the FCPA or any other applicable Law of similar effect.

        Section 5.21    Financing.     Ecolab and Merger Sub will have available at the Closing sufficient funds to make the deposit into the Exchange Fund required pursuant to Section 3.1(b).

        Section 5.22    Opinion of Financial Advisor.     Ecolab has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Ecolab Financial Advisor") dated as of July 19, 2011 to the effect that, as of the date of such opinion and subject to the qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to Ecolab.

        Section 5.23    Brokers.     No Person other than the Ecolab Financial Advisor is entitled to any brokerage, financial advisory, finder's or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of Ecolab or any Ecolab Subsidiary. Ecolab has delivered to Nalco a correct and complete copy of each Contract between Ecolab or any Ecolab Subsidiary and the Ecolab Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.

        Section 5.24    Ownership of Nalco Common Stock.     None of Ecolab, Merger Sub or any Ecolab Subsidiary owns any shares of Nalco Common Stock.

        Section 5.25    No Restrictions on the Merger.     Assuming the accuracy of the representation in Section 4.24, Ecolab has taken or caused to be taken all necessary action in order to make this Agreement and the transactions contemplated by this Agreement comply with, and this Agreement and the transactions contemplated by this Agreement do comply with, the requirements in the Constituent Documents of Ecolab and the Ecolab Subsidiaries concerning "business combination," "fair price," "voting requirement" or other related provisions.

        Section 5.26    No Other Representations or Warranties.     Except for the representations and warranties contained in this Article V, Nalco acknowledges that none of Ecolab, the Ecolab Subsidiaries or any other Person on behalf of Ecolab makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

        Section 6.1    Covenants of Nalco.     From the date of this Agreement until the Effective Time, unless Ecolab otherwise consents in writing (which will not be unreasonably withheld or delayed) or except as set forth in Section 6.1 of the Nalco Disclosure Letter or as otherwise expressly provided for in this Agreement, Nalco will, and will cause each of the Nalco Subsidiaries to, conduct its business in a commercially reasonable manner consistent with industry and past practices, and will use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all Governmental Authorities, customers, suppliers, business associates, strategic and joint venture partners and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry and past practices. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 6.1 of the Nalco Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date of this Agreement until the Effective Time, without the prior written consent of Ecolab (which will not be unreasonably withheld or delayed), Nalco will not, and will not permit any Nalco Subsidiary to:

          (a)   amend or modify any of the Constituent Documents of Nalco or any Nalco Subsidiary;

          (b)   subject to Section 7.20, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Nalco Subsidiaries to Nalco or regular quarterly cash dividends by Nalco consistent with past practices to holders of Nalco Common Stock, which will not exceed $0.035 per share per calendar quarter;

          (c)   split, combine or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its Securities, other than issuances of Nalco Common Stock in connection with the exercise of Nalco Stock Options or settlement of Nalco Stock-Based Awards that are outstanding on the date of this Agreement;

          (d)   repurchase, redeem or otherwise acquire any Securities or Equity Rights of Nalco or any Nalco Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by Nalco of shares of Nalco Common Stock in connection with the surrender of shares of Nalco Common Stock by holders of Nalco Stock Options in order to pay the exercise price thereof, (ii) the withholding of shares of Nalco Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Nalco Stock Plans or pursuant to individual equity compensation award agreements, (iii) the acquisition by Nalco of Equity Rights of Nalco in connection with the forfeiture of such Equity Rights or (iv) as required by any Nalco Benefit Plan as in effect on the date of this Agreement;

          (e)   issue, sell, grant, pledge or otherwise encumber any Securities, or Equity Rights, other than (i) issuances of Nalco Stock Options, Nalco Stock-Based Awards or other Nalco Securities or Equity Rights in the ordinary course of business consistent with past practices to participants in the Nalco Benefit Plans or pursuant to individual award agreements with directors, officers, employees or agents of Nalco or the Nalco Subsidiaries (which individual award agreements are outstanding as of the date of this Agreement), (ii) issuances of Nalco Common Stock in connection with the exercise of Nalco Stock Options or settlement of Nalco Stock-Based Awards that are outstanding on the date of this Agreement and (iii) issuance of Securities between or among Nalco and any wholly-owned Nalco Subsidiaries;

          (f)    merge or consolidate with any Person (other than Nalco or a wholly-owned Nalco Subsidiary) or acquire, directly or indirectly, all or substantially all of the assets or Securities of any other Person (other than Nalco or a Nalco Subsidiary), in each case, in an amount of $25,000,000 or more for any such individual transaction or in excess of $100,000,000 in the aggregate for all such transactions (in each case taking into account all Indebtedness and accrued liabilities assumed in connection with any such transaction); provided that Nalco shall consult with Ecolab with respect to any such transaction that is in an amount in excess of $10,000,000;

          (g)   make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Nalco or any wholly-owned Nalco Subsidiary to or in Nalco or any wholly-owned Nalco Subsidiary or (ii) pursuant to any Contract or other legal obligation existing at the date of this Agreement set forth on Section 6.1(g) of the Nalco Disclosure Letter;

          (h)   create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except (i) Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $5,000,000 in the aggregate, (ii) Indebtedness incurred under facilities or lines of credit in existence on the date of this Agreement, (iii) Indebtedness in replacement of existing Indebtedness on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced and (iv) guarantees by Nalco of Indebtedness of wholly-owned Nalco Subsidiaries or guarantees by Nalco Subsidiaries of Indebtedness of Nalco;

          (i)    make or commit to make any capital expenditure, except for (i) aggregate expenditures (calculated net of proceeds from normal course asset disposals) in an amount not in excess of (and for projects consistent with) the capital expenditure budget (plus a five percent variance) delivered to Ecolab prior to the date of this Agreement (the amount of the capital expenditure budget being set forth in Section 6.1(i) of the Nalco Disclosure Letter), and (ii) additional expenditures in an amount not to exceed $5,000,000 in the aggregate;

          (j)    other than in the ordinary course of business consistent with past practices, as required by any Nalco Benefit Plan or as necessary to comply with applicable Law, (i) amend or otherwise modify benefits under any Nalco Benefit Plan, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Nalco Benefit Plan as currently in effect on the date of this Agreement or (iii) terminate or establish any Nalco Benefit Plan;

          (k)   except as required by any Nalco Benefit Plan, grant any material increase (determined with reference to the compensation paid to the individuals involved) in the compensation or benefits of directors, officers, employees or agents of Nalco or any Nalco Subsidiary; provided that Nalco or any Nalco Subsidiary may grant increases (i) in base salaries to non-executive employees, non-executive officers and agents in the ordinary course of business consistent with past practices or (ii) in compensation and benefits in the context of promotions based on job performance or workplace requirements, in the ordinary course of business consistent with past practices and provided that such increases are consistent with the past practices of increasing compensation and benefits to promoted employees in similar positions;

          (l)    enter into or materially amend or modify any severance, consulting, retention or employment agreement, plan, program or Contract, other than, (i) in the case of consulting agreements, in the ordinary course of business consistent with past practices, or (ii) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practices; provided that (A) in the case of new hires, such agreements, plans, programs or Contracts, or any amendments or modifications thereto, are consistent with the past practices of entering into such agreements, plans, programs or Contracts, for newly hired employees in similar positions and (b) in the case of promotions, such amendments or modifications are consistent with the past practices of making such amendment or modifications for promoted employees in similar positions;

          (m)  other than in the ordinary course of business consistent with past practices, enter into a collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of Nalco or any Nalco Subsidiary;

          (n)   (i) settle or compromise any Proceeding involving claims for monetary damages, other than such settlements and compromises that (A) relate to Taxes (which are the subject of Section 6.1(o)), (B) are settlements or compromises of routine claims in ordinary course of business consistent with past practices (both in terms of the nature and amount of such claims) or (C) are settlements or compromises outside of the ordinary course of business consistent with past practice that do not require payments by Nalco or the Nalco Subsidiaries in excess of $500,000 per Proceeding or $2,500,000 in the aggregate for all such Proceedings or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief that, individually or in the aggregate, are material to Nalco and the Nalco Subsidiaries, taken as a whole, or would reasonably be expected to impede or delay the consummation of the transactions contemplated by this Agreement, including obtaining the Nalco Stockholder Approval;

          (o)   other than in the ordinary course of business consistent with past practices, (i) make, revoke or amend any material election relating to Taxes (other than an election under Treasury Regulation Section 301.7701-3 for a non-U.S. Nalco Subsidiary), (ii) settle or compromise any Proceeding relating to Taxes in an amount in excess of $500,000 per Proceeding or $2,000,000 when such Proceedings are aggregated, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Nalco Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding Contract with a Taxing Authority relating to material Taxes or (v) except as required by Law, change any of its methods, policies or practices of reporting income or deductions for U.S. federal income Tax purposes from those employed in the preparation of its U.S. federal income Tax returns for the taxable year ending December 31, 2009;

          (p)   (i) take any action or cause any action to be taken (including any action otherwise permitted by this Section 6.1) that would prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken (including any failure otherwise permitted by this Section 6.1) that is necessary to cause the Merger to constitute a tax-free reorganization under Section 368(a) and related provisions of the Code;

          (q)   modify or amend in any material respect or terminate any Specified Nalco Contract, enter into any successor Contract to an expiring Specified Nalco Contract that changes the terms of the expiring Specified Nalco Contract in a way that is materially adverse to Nalco or any Nalco Subsidiary or enter into any new Contract that would have been a Specified Nalco Contract if it were entered into at or prior to the date of this Agreement. "Specified Nalco Contract" means a Nalco Contract of the type described in clauses (a)(ii) and (a)(iv) of Section 4.18(a);

          (r)   for non-Tax purposes, change any method of accounting or accounting principles or practices (or any system of internal accounting controls) by Nalco or any U.S. Nalco Subsidiary, except for any such change required by a change in GAAP or by a Governmental Authority or applicable Law;

          (s)   adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of Nalco or any material Nalco Subsidiary; provided that any Tax election otherwise permitted by Section 6.1(o) will not be prohibited by this Section 6.1(s); or

          (t)    agree or commit to do any of the foregoing.

        Section 6.2    Covenants of Ecolab.     From the date of this Agreement until the Effective Time, unless Nalco otherwise consents in writing (which will not be unreasonably withheld or delayed) or except as set forth in Section 6.2 of the Ecolab Disclosure Letter or as otherwise expressly provided for in this Agreement, Ecolab will, and will cause each of the Ecolab Subsidiaries to, conduct its business in a commercially reasonable manner consistent with industry and past practices, and will use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all Governmental Authorities, customers, suppliers, business associates, strategic and joint venture partners and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry and past practices. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 6.2 of the Ecolab Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date of this Agreement until the Effective Time, without the prior written consent of Nalco (which will not be unreasonably withheld or delayed), Ecolab will not, and will not permit any Ecolab Subsidiary to:

          (a)   amend or modify any of the Constituent Documents of Ecolab;

          (b)   declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Ecolab Subsidiaries to Ecolab or regular quarterly cash dividends by Ecolab consistent with past practices to holders of Ecolab Common Stock, which will not exceed $0.175 per share per calendar quarter (unless adjusted in the ordinary course of business consistent with past practices of Ecolab with respect to increases in its regular quarterly dividend payment);

          (c)   split, combine or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its outstanding Securities, other than issuances of Ecolab Common Stock in connection with the exercise of Ecolab Stock Options or settlement of Ecolab Stock-Based Awards that are outstanding on the date of this Agreement;

          (d)   repurchase, redeem or otherwise acquire any Securities or Equity Rights of Ecolab or any Ecolab Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by Ecolab of shares of Ecolab Common Stock in connection with the surrender of shares of Ecolab Common Stock by holders of Ecolab Stock Options in order to pay the exercise price thereof, (ii) the withholding of shares of Ecolab Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Ecolab Stock Plans or pursuant to individual equity compensation award agreements, (iii) the acquisition by Ecolab of Equity Rights of Ecolab in connection with the forfeiture of such Equity Rights or (iv) as required by any Ecolab Benefit Plan as in effect on the date of this Agreement;

          (e)   issue, sell, grant, pledge or otherwise encumber any Securities, or Equity Rights, other than (i) issuances of Ecolab Stock Options, Ecolab Stock-Based Awards or other Ecolab Securities or Equity Rights in the ordinary course of business consistent with past practices to participants in the Ecolab Benefit Plans or pursuant to individual award agreements with directors, officers, employees or agents of Ecolab or the Ecolab Subsidiaries, (ii) issuances of Ecolab Common Stock in connection with the exercise of Ecolab Stock Options or settlement of Ecolab Stock-Based Awards that are outstanding on the date of this Agreement or that are issued in accordance with clause (i), (iii) issuances of Securities or Equity Rights in connection with any merger, consolidation or acquisition permitted in accordance with Section 6.2(f) and (iv) the issuance of Securities between or among Ecolab and any wholly-owned Ecolab Subsidiaries;

          (f)    merge or consolidate with any Person (other than Ecolab or a wholly-owned Ecolab Subsidiary) or acquire, directly or indirectly, all or substantially all of the assets or Securities of any other Person (other than Ecolab or an Ecolab Subsidiary) if such merger, consolidation or acquisition, together with all such mergers, consolidations and acquisitions subsequent to the date of this Agreement, would be material to Ecolab and the Ecolab Subsidiaries, taken as a whole;

          (g)   create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except (i) Indebtedness incurred under facilities or lines of credit in existence on the date of this Agreement, (ii) Indebtedness incurred in connection with the consummation of the transactions contemplated by this Agreement, including any Indebtedness incurred for the purpose of repaying or refinancing Indebtedness of Ecolab, Nalco or their respective Subsidiaries, (iii) Indebtedness incurred in replacement of existing Indebtedness (other the replacements of Indebtedness contemplated by clause (ii) above) on customary commercial terms, (v) Indebtedness incurred in the ordinary course of business consistent with past practices in connection with any merger, consolidation or acquisition permitted in accordance with Section 6.2(f), (vi) other Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $350,000,000 in the aggregate, and (vii) guarantees by Ecolab of Indebtedness of wholly-owned Ecolab Subsidiaries or guarantees by Ecolab Subsidiaries of Indebtedness of Ecolab;

          (h)   other than in the ordinary course of business consistent with past practices, (i) make, revoke or amend any material election relating to Taxes (other than an election under Treasury Regulation Section 301.7701-3 for a non-U.S. Ecolab Subsidiary), (ii) settle or compromise any Proceeding relating to Taxes in an amount in excess of $500,000 per Proceeding or $2,000,000 when such Proceedings are aggregated, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Ecolab Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding Contract with a Taxing Authority relating to material Taxes or (v) except as required by Law, change any of its methods, policies or practices of reporting income or deductions for U.S. federal income Tax purposes from those employed in the preparation of its U.S. federal income Tax returns for the taxable year ending December 31, 2009;

          (i)    (i) take any action or cause any action to be taken (including any action otherwise permitted by this Section 6.2) that would prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken (including any failure otherwise permitted by this Section 6.2) that is necessary to cause the Merger to constitute a tax-free reorganization under Section 368(a) and related provisions of the Code;

          (j)    adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of Ecolab or any material Ecolab Subsidiary; provided that any Tax election otherwise permitted by Section 6.2(h) will not be prohibited by this Section 6.2(j); or

          (k)   agree or commit to do any of the foregoing.

ARTICLE VII
ADDITIONAL AGREEMENTS

        Section 7.1    Preparation and Mailing of Joint Proxy Statement/Prospectus.

          (a)   As promptly as practicable following the date of this Agreement, Ecolab and Nalco will prepare and file with the SEC mutually acceptable proxy materials that will constitute the proxy statement/prospectus relating to the matters to be submitted to the stockholders of Ecolab at the Ecolab Stockholders Meeting and to the stockholders of Nalco at the Nalco Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") and Ecolab will prepare and file the Form S-4. The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act.

          (b)   Each of Ecolab and Nalco will use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after the date of this Agreement and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated by this Agreement.

          (c)   Each of Ecolab and Nalco will, as promptly as practicable after receipt thereof, provide the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Joint Proxy Statement/Prospectus received from the SEC. Ecolab (i) will provide Nalco with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 and any communications (including any responses to any comments of the SEC) prior to filing such with the SEC, (ii) will include in such document or communications all comments reasonably proposed by Nalco, (iii) will not file such document or communication with the SEC prior to receiving the approval of Nalco (which will not be unreasonably withheld or delayed) and (iv) will promptly provide Nalco with a copy of all such filings and communications made with the SEC.

          (d)   Each of Ecolab and Nalco will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders at the earliest practicable time after the Form S-4 is declared effective under the Securities Act. Ecolab and Nalco will take all actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the Merger and each of Ecolab and Nalco will furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Ecolab Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4, and each of Ecolab and Nalco will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

          (e)   If at any time prior to the Effective Time (i) any Change occurs with respect to the Parties or any of their respective Affiliates, directors or officers, which should, in the reasonable discretion of Ecolab or Nalco, be set forth in an amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus or (ii) any information relating to the Parties, or any of their respective Affiliates, directors or officers, should be discovered by any of the Parties which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Parties will file as promptly as practicable with the SEC a mutually acceptable amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus and, as required by Law, disseminate the information contained in such amendment or supplement to the stockholders of Ecolab and Nalco.

        Section 7.2    Stockholders Meetings; Recommendations.

          (a)   Nalco will duly take all lawful action to call, give notice of, convene and hold a meeting of the stockholders of Nalco (the "Nalco Stockholders Meeting") on a date as promptly as practicable after the Form S-4 is declared effective for the purpose of obtaining the Nalco Stockholder Approval and will, subject to Section 7.5, take all lawful action to solicit and obtain the Nalco Stockholder Approval. Subject to Section 7.5, the Board of Directors of Nalco will recommend adoption of this Agreement by the stockholders of Nalco to the effect as set forth in Section 4.4(b) (the "Nalco Recommendation"), and, subject to Section 7.5, the Board of Directors of Nalco will not (i) withhold, withdraw or adversely modify, or propose publicly to withhold, withdraw or adversely modify, the Nalco Recommendation or (ii) approve or recommend, or publicly propose to approve or recommend, any Nalco Acquisition Proposal (any of the actions described in clauses (i) or (ii), a "Nalco Change in Recommendation"). The notice for the Nalco Stockholders Meeting will also contain a proposal, which will be separate from the proposal relating to the Nalco Stockholder Approval, with respect to any non-binding advisory vote of Nalco's stockholders required pursuant to Rule 14a-21(c) under the Exchange Act. The approval of such proposal by the stockholders of Nalco will not be a condition to the obligations of the Parties to effect the Merger in accordance with Article VIII, and the failure of the stockholders of Nalco to approve such proposal at the Nalco Stockholders Meeting, or any adjournment or postponement thereof, will not affect any of the rights or obligations of the Parties in connection with this Agreement.

          (b)   Ecolab will duly take all lawful action to call, give notice of, convene and hold a meeting of the stockholders of Ecolab (the "Ecolab Stockholders Meeting") on a date as promptly as practicable after the Form S-4 is declared effective for the purpose of obtaining the Ecolab Stockholder Approval and will take all lawful action, subject to Section 7.6, to solicit and obtain the Ecolab Stockholder Approval. Subject to Section 7.6, the Board of Directors of Ecolab will recommend approval of the Ecolab Share Issuance by the stockholders of Ecolab to the effect as set forth in Section 5.4(b) (the "Ecolab Recommendation"), and, subject to Section 7.6, the Board of Directors of Ecolab will not (i) withhold, withdraw or adversely modify, or propose publicly to withhold, withdraw or adversely modify, the Ecolab Recommendation or (ii) approve or recommend, or publicly propose to approve or recommend, any Ecolab Acquisition Proposal (any of the actions described in clauses (i) or (ii), an "Ecolab Change in Recommendation").

          (c)   The Parties will use their reasonable best efforts to cause the Nalco Stockholders Meeting and the Ecolab Stockholders Meeting to be held on the same date.

        Section 7.3    Access to Information; Confidentiality.

          (a)   Upon reasonable notice and, in the case of Nalco, for such purposes as may reasonably be related to the consummation of the transactions contemplated by this Agreement, each of Ecolab and Nalco will, and will cause each of its respective Subsidiaries to, afford to the directors, officers, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives (collectively, "Representatives") of such other Party reasonable access during normal business hours to Ecolab's and Nalco's respective properties, books, records, Contracts, commitments and personnel and will furnish, and will cause to be furnished, as promptly as practicable to such other Party (i) a copy of each material report, schedule and other document filed, furnished, published, announced or received by it during such period pursuant to the requirements of federal or state securities Laws or a Governmental Authority and (ii) all other information with respect to Ecolab or Nalco and their respective Subsidiaries, as applicable, as such other Party may reasonably request.

          (b)   Notwithstanding Section 7.3(a), each of Ecolab and Nalco will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of such other Party (i) would violate applicable Law, (ii) would waive the protection of an attorney-client privilege or other legal privilege (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, community of interest or similar agreements or arrangements with respect to the preservation of such privileges) or (iii) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such other Party has used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. Without limiting the foregoing, in the event that either Party does not provide access or information in reliance on the immediately preceding sentence, it will provide notice to the other Party that it is withholding such access or information and will use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. Each of Ecolab and Nalco will keep such other Party reasonably informed from time to time as to status and developments regarding any Proceeding with respect to Taxes and provide to such other Party, when available and prior to filing, drafts of any income Tax Returns relating to Ecolab or Nalco or any of their respective Subsidiaries, as applicable.

          (c)   Without limiting the generality of the foregoing and subject to applicable Law, the Parties will reasonably cooperate with each other from and after the date of this Agreement with respect to post-Closing integration matters.

          (d)   All information furnished pursuant to this Section 7.3 or otherwise pursuant to this Agreement will be subject to the confidentiality agreement dated as of June 9, 2011 between Nalco and Ecolab (the "Confidentiality Agreement"). No investigation pursuant to this Section 7.3 will affect the representations, warranties or conditions to the obligations of the Parties contained in this Agreement.

        Section 7.4    Consents and Approvals.

          (a)   Subject to the terms and conditions of this Agreement, each of Ecolab and Nalco will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement, including (i) determining all necessary or, in the reasonable judgment of Ecolab and Nalco, advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement (including from Governmental Authorities or third parties), (ii) preparing and filing as promptly as practicable all documentation to effect such filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (iii) vigorously contesting and resisting any Proceedings or having any Order, whether temporary, preliminary or permanent, vacated, lifted, reserved or overturned that challenge this Agreement, the Merger or the other transactions contemplated by this Agreement.

          (b)   In furtherance and not in limitation of the foregoing, each of Ecolab and Nalco will (i) make or cause to be made the filings required of such Party (or, in the reasonable judgment of Ecolab and Nalco, filings that are advisable to be made by such Party) under the HSR Act and any other applicable Competition Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (ii) comply at the earliest practicable date with any request for additional information, documents or other materials (including a "second request" under the HSR Act) received by such Party from the U.S. Federal Trade Commission ("FTC"), the Antitrust Division of the U.S. Department of Justice or any other Governmental Authority under any applicable Competition Laws with respect to such filings or such transactions, (iii) act in good faith and reasonably cooperate with the other Party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any of the HSR Act or any other applicable Competition Laws with respect to any such filing or any such transaction and (iv) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed.

          (c)   To the extent not prohibited by applicable Law, each of Ecolab and Nalco will use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each of Ecolab and Nalco will give the other Party reasonable prior notice of any communication with, and any proposed understanding, undertaking or Contract with, any Governmental Authority regarding any such filings or any such transaction. Each of Ecolab and Nalco will not independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving such other Party prior notice of the meeting or conversation and, unless prohibited by such any Governmental Authority, the opportunity to attend or participate. The Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other applicable Competition Laws. Ecolab and Nalco will jointly control the coordination of any filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other applicable Competition Laws, including the timing of the initial filing, which will be made as promptly as practicable after the date of this Agreement.

          (d)   Subject to the foregoing provisions of this Section 7.4, each of Ecolab and Nalco will use its reasonable best efforts (including by taking actions and entering into agreements of the type set forth in the definition of "Burdensome Condition" which are not excluded by the limitations set forth in the provisos thereto) to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws. In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or violative of any Competition Law, each of Ecolab and Nalco will (by negotiation, litigation or otherwise) cooperate and use its reasonable best efforts to vigorously contest and resist any such Proceeding and have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.4 will limit the right of a Party to terminate this Agreement in accordance with Section 9.1, so long as such Party has until that time complied in all material respects with its obligations under this Section 7.4. Each of Ecolab and Nalco will use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and all other applicable Competition Laws with respect to the transactions contemplated by this Agreement as promptly as possible after the date of this Agreement.

          (e)   Notwithstanding anything to the contrary in Section 7.4(d) or anything else in this Agreement, nothing in this Agreement will be deemed to require Ecolab or Nalco or any of their respective Subsidiaries to agree to or take any action that would result in any Burdensome Condition.

        Section 7.5    No Solicitation by Nalco.

          (a)   Nalco will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Ecolab and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Nalco Acquisition Proposal and will request the prompt return of any confidential information previously furnished to such Persons in connection therewith and (ii) promptly inform its and its Subsidiaries' respective Representatives of the restrictions set forth in this Section 7.5. Any breach or violation of the restrictions set forth in this Section 7.5 by any Representative of Nalco or any Nalco Subsidiary will be deemed to be a breach or violation of this Section 7.5 by Nalco.

          (b)   Except as otherwise expressly permitted in accordance with Section 7.5(c) or Section 7.5(d), neither Nalco or any Nalco Subsidiary, nor any of its or their respective Representatives, will directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to a Nalco Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Nalco Acquisition Proposal or that requires Nalco to abandon, terminate or fail to consummate the Merger or (iii) enter into any Contract relating to or providing for a Nalco Acquisition Proposal.

          (c)   Notwithstanding Section 7.5(b) or anything else to the contrary contained in this Agreement, at any time prior to the receipt of the Nalco Stockholder Approval, Nalco may, in response to a bona fide written Nalco Acquisition Proposal that did not result from a breach of this Section 7.5, furnish information and data to the Person making such Nalco Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain "standstill" provisions), and participate and engage in discussions or negotiations with such Person or its Representatives regarding such Nalco Acquisition Proposal; provided, in each case, that the Board of Directors of Nalco has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Nalco Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Nalco Proposal and that the failure to furnish such information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties to the stockholders of Nalco under applicable Law. No confidentiality agreement entered into pursuant to this Section 7.5(c) may contain any provision that would prevent Nalco from complying with its obligation to provide any disclosure to Ecolab required pursuant to Section 7.5(g). All information provided by Nalco or any Nalco Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 7.5(c) that has not been previously provided to Ecolab must be provided by Nalco to Ecolab prior to or concurrently with the time it is provided to such Person.

          (d)   Notwithstanding Section 7.5(b) or Section 7.2 or anything else to the contrary contained in this Agreement, but subject to Section 7.5(e), at any time prior to the Nalco Stockholder Approval, the Board of Directors of Nalco may effect a Nalco Change in Recommendation; provided that the Board of Directors of Nalco has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Nalco under applicable Law.

          (e)   Notwithstanding Section 7.5(d), the Board of Directors of Nalco may not effect a Nalco Change in Recommendation unless (i) the Board of Directors of Nalco has first provided written notice to Ecolab that it is prepared to effect a Nalco Change in Recommendation, which notice will, in the case of a Superior Nalco Proposal, attach the most current version of any written agreement relating to the transaction that constitutes such Superior Nalco Proposal and, in any other case, attach information specifying in reasonable detail the reasons for such action and (ii) Ecolab does not make, within three Business Days after the receipt of such notice in the case of a notice relating to a Superior Nalco Proposal or within five Business Days in any other case, a proposal that the Board of Directors of Nalco determines in good faith (taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Ecolab as provided in this Section 7.5(e)), after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, obviates the need for a Nalco Change in Recommendation. Nalco agrees that, during the applicable period prior to its effecting a Nalco Change in Recommendation, Nalco and its Representatives will negotiate in good faith with Ecolab and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Ecolab. If, following the execution by the Parties of an amendment to this Agreement providing for revisions to the terms of the transactions contemplated by this Agreement that obviate the need for a Nalco Change in Recommendation in connection with a Superior Nalco Proposal, such Superior Nalco Proposal is revised (on one or more occasions), or Nalco receives a Superior Nalco Proposal from another Person, then the provisions of this Section 7.5(e) will be applicable with respect to each Nalco Change in Recommendation relating to any such amended or additional Superior Nalco Proposal.

          (f)    Notwithstanding any Nalco Change in Recommendation, the Board of Directors of Nalco will continue to comply with its obligations under Section 7.2(a) and will submit this Agreement to the stockholders of Nalco for the purpose of obtaining the Nalco Stockholder Approval unless this Agreement has been terminated prior to the date of the Nalco Stockholders Meeting, or any adjournment or postponement thereof, in accordance with Article IX.

          (g)   As promptly as practicable after the receipt by Nalco of any Nalco Acquisition Proposal, whether orally or in writing, or any inquiry with respect to, or that could reasonably be expected to lead to, any Nalco Acquisition Proposal, and in any case within 24 hours after the receipt thereof by an executive officer of Nalco, Nalco will provide oral and written notice to Ecolab of such Nalco Acquisition Proposal or inquiry, the identity of the Person making any such Nalco Acquisition Proposal or inquiry and the material terms and conditions of such Nalco Acquisition Proposal or inquiry, including a copy of any such written Nalco Acquisition Proposal and any amendments or modifications thereto. Nalco (or its outside counsel) will, in person or by telephone, keep Ecolab (or its outside counsel) reasonably informed on a prompt basis with respect to any change to price or other material terms of such Nalco Acquisition Proposal. Nalco will, promptly upon receipt or delivery thereof, provide Ecolab (or its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto, which may be redacted to the extent necessary to protect confidential information of the Person making such Nalco Acquisition Proposal) relating to such Nalco Acquisition Proposal exchanged between Nalco or any of its Representatives, on the one hand, and the Person making such Nalco Acquisition Proposal or any of its Representatives, on the other hand.

          (h)   Notwithstanding anything contained in this Agreement to the contrary, nothing contained in Section 7.5 or Section 7.2 will prohibit Nalco from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Nalco Acquisition Proposal or making any disclosure to the stockholders of Nalco if the Board of Directors of Nalco determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law or its fiduciary duties to the stockholders of Nalco; provided that the Board of Directors of Nalco will not, except as expressly permitted by Section 7.5(d), effect a Nalco Change in Recommendation.

        Section 7.6    No Solicitation by Ecolab.

          (a)   Ecolab will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Nalco and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Ecolab Acquisition Proposal and will request the prompt return of any confidential information previously furnished to such Persons in connection therewith and (ii) promptly inform its and its Subsidiaries' respective Representatives of the restrictions set forth in this Section 7.6. Any breach or violation of the restrictions set forth in this Section 7.6 by any Representative of Ecolab or any Ecolab Subsidiary will be deemed to be a breach or violation of this Section 7.6 by Ecolab.

          (b)   Except as otherwise expressly permitted in accordance with Section 7.6(c) or Section 7.6(d), neither Ecolab or any Ecolab Subsidiary, nor any of its or their respective Representatives, will directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to an Ecolab Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Ecolab Acquisition Proposal or that requires Ecolab to abandon, terminate or fail to consummate the Merger or (iii) enter into any Contract relating to or providing for an Ecolab Acquisition Proposal.

          (c)   Notwithstanding Section 7.6(b) or anything else to the contrary contained in this Agreement, at any time prior to the receipt of the Ecolab Stockholder Approval, Ecolab may, in response to a bona fide written Ecolab Acquisition Proposal that did not result from a breach of this Section 7.6, furnish information and data to the Person making such Ecolab Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain "standstill" provisions), and participate and engage in discussions or negotiations with such Person or its Representatives regarding such Ecolab Acquisition Proposal; provided, in each case, that the Board of Directors of Ecolab has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Ecolab Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Ecolab Proposal and that the failure to furnish such information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties to the stockholders of Ecolab under applicable Law. No confidentiality agreement entered into pursuant to this Section 7.6(c) may contain any provision that would prevent Ecolab from complying with its obligation to provide any disclosure to Nalco required pursuant to Section 7.6(g). All information provided by Ecolab or any Ecolab Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 7.6(c) that has not been previously provided to Nalco must be provided by Ecolab to Nalco prior to or concurrently with the time it is provided to such Person.

          (d)   Notwithstanding Section 7.6(b) or Section 7.2 or anything to the contrary contained in this Agreement, but subject to Section 7.6(e), at any time prior to the Ecolab Stockholder Approval, the Board of Directors of Ecolab may, effect an Ecolab Change in Recommendation; provided that the Board of Directors of Ecolab has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Ecolab under applicable Law.

          (e)   Notwithstanding Section 7.6(d), the Board of Directors of Ecolab may not effect an Ecolab Change in Recommendation unless (i) the Board of Directors has first provided written notice to Ecolab that it is prepared to effect an Ecolab Change in Recommendation, which notice will, in the case of a Superior Ecolab Proposal, attach the most current version of any written agreement relating to the transaction that constitutes such Superior Ecolab Proposal and, in any other case, attach information specifying the reasons for such action and (ii) Nalco does not make, within three Business Days after the receipt of such notice in the case of a notice relating to a Superior Ecolab Proposal or within five Business Days in any other case, a proposal that the Board of Directors of Ecolab determines in good faith (taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Ecolab as provided in this Section 7.6(e)), after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, obviates the need for an Ecolab Change in Recommendation. Ecolab agrees that, during the applicable period prior to its effecting an Ecolab Change in Recommendation, Ecolab and its Representatives will negotiate in good faith with Nalco and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Nalco. If, following the execution by the Parties of an amendment to this Agreement providing for revisions to the terms of the transactions contemplated by this Agreement that obviate the need for an Ecolab Change in Recommendation in connection with a Superior Ecolab Proposal, such Superior Ecolab Proposal is revised (on one or more occasions), or Ecolab receives a Superior Ecolab Proposal from another Person, then the provisions of this Section 7.6(e) will be applicable with respect to each Ecolab Change in Recommendation relating to any such amended or additional Superior Ecolab Proposal.

          (f)    Notwithstanding any Ecolab Change in Recommendation, the Board of Directors of Ecolab will continue to comply with its obligations under Section 7.2(b) and will submit this Agreement to the stockholders of Ecolab for the purpose of obtaining the Ecolab Stockholder Approval unless this Agreement has been terminated prior to the date of the Ecolab Stockholders Meeting, or any adjournment or postponement thereof, in accordance with Article IX.

          (g)   As promptly as practicable after the receipt by Ecolab of any Ecolab Acquisition Proposal, whether orally or in writing, or any inquiry with respect to, or that could reasonably be expected to lead to, any Ecolab Acquisition Proposal, and in any case within 24 hours after the receipt thereof by an executive officer of Nalco, Ecolab will provide oral and written notice to Nalco of such Ecolab Acquisition Proposal or inquiry, the identity of the Person making any such Ecolab Acquisition Proposal or inquiry and the material terms and conditions of such Ecolab Acquisition Proposal or inquiry, including a copy of any such written Ecolab Acquisition Proposal and any amendments or modifications thereto. Ecolab (or its outside counsel) will, in person or by telephone, keep Nalco (or its outside counsel) reasonably informed on a prompt basis with respect to any change to price or other material terms of such Ecolab Acquisition Proposal. Ecolab will, promptly upon receipt or delivery thereof, provide Nalco (or its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto, which may be redacted to the extent necessary to protect confidential information of the Person making such Nalco Acquisition Proposal) relating to such Ecolab Acquisition Proposal exchanged between Ecolab or any of its Representatives, on the one hand, and the Person making such Ecolab Acquisition Proposal or any of its Representatives, on the other hand.

          (h)   Notwithstanding anything contained in this Section 7.6 or Section 7.2 will prohibit Ecolab from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Ecolab Acquisition Proposal or making any disclosure to the stockholders of Ecolab if the Board of Directors of Ecolab determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law or its fiduciary duties to the stockholders of Ecolab; provided that the Board of Directors of Ecolab will not, except as expressly permitted by Section 7.6(d), effect an Ecolab Change in Recommendation.

        Section 7.7    Employee Matters.

          (a)   From and after the Effective Time, Ecolab and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall honor all Nalco Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time.

          (b)   Except to the extent necessary to avoid the duplication of benefits, the Surviving Corporation will recognize the service of each employee of Nalco and any Nalco Subsidiary who remains in the employment of the Surviving Corporation and its Subsidiaries (each, a "Continuing Employee") with Nalco or its Affiliates before the Effective Time as if such service had been performed with Ecolab or its Affiliates (i) for all purposes under the Nalco Benefit Plans maintained by the Surviving Corporation or its Affiliates after the Effective Time (to the extent such plans, programs or Contracts cover the Continuing Employee), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of the Surviving Corporation or its Affiliates other than the Nalco Benefit Plans (the "Surviving Corporation Plans") in which the Continuing Employee participates after the Effective Time and (iii) for benefit accrual purposes under any Surviving Corporation Plan that is a vacation or severance plan in which the Continuing Employee participates after the Effective Time.

          (c)   With respect to any welfare plan maintained by the Surviving Corporation or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, the Surviving Corporation and its Affiliates will use their reasonable best efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the corresponding welfare plans maintained by Nalco or its Affiliates prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co payments and deductibles paid by such Continuing Employee prior to the Effective Time in satisfying any analogous deductible or out of pocket requirements to the extent applicable under any such plan.

          (d)   This Agreement is not intended by the Parties to (i) constitute an amendment to any employee benefit plan, fund or program, (ii) obligate Ecolab, the Surviving Corporation or any of their Affiliates to maintain any particular compensation or benefit plan, program, policy or arrangement or (iii) create any obligation of the Parties with respect to any employee benefit plan of Ecolab, the Surviving Corporation or any of their Affiliates. Nothing contained in this

  Agreement, express or implied, is intended to confer upon any employee any benefits under any employee benefit plan, fund or program, including severance benefits or the right to employment or continued employment with Ecolab, the Surviving Corporation or any of their Affiliates for any period by reason of this Agreement.

          (e)   Reasonably promptly after the date hereof, Nalco will deliver to Ecolab a worksheet or memorandum demonstrating the extent (if any) to which payments or benefits to be paid or provided to Section 16 Officers in connection with the Merger (under this Agreement or any other Contract, plan or arrangement with Nalco or otherwise) could constitute "excess parachute payments" within the meaning of Section 280G of the Code.

        Section 7.8    Fees and Expenses.     Subject to Section 9.3, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring such Expenses.

        Section 7.9    Directors' and Officers' Indemnification and Insurance.

          (a)   From and after the Effective Time, the Surviving Corporation will (i) indemnify and hold harmless, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of Nalco and the Nalco Subsidiaries (in all of their capacities) (the "Indemnified Persons") (A) to the same extent such Indemnified Persons are indemnified or exculpated or have the right to advancement of expenses as of the date of this Agreement by Nalco pursuant to Nalco's Constituent Documents and indemnification Contracts, if any, in existence on the date of this Agreement with the Indemnified Persons and (B) without limitation to clause (A), to the fullest extent permitted by Law, (ii) honor the provisions regarding elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in Nalco's Constituent Documents immediately prior to the Effective Time and (iii) maintain for a period of six years after the Effective Time policies of directors' and officers' liability insurance and fiduciary liability insurance ("D & O Insurance") covering each person covered by Nalco's current D & O Insurance as of the Effective Time, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current D & O Insurance, with respect to claims arising from facts or events that occurred on or before the Effective Time, including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event will the Surviving Corporation be required to expend for any one coverage year more than 250 percent of the current annual premium expended by Nalco and the Nalco Subsidiaries to maintain or procure such D & O Insurance immediately prior to the Effective Time (such amount, the "Maximum Annual Premium"). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In lieu of the foregoing insurance coverage, Ecolab may direct Nalco or the Surviving Corporation to purchase "tail" insurance coverage, at a cost no greater than the six times the Maximum Annual Premium, that provides coverage not less favorable than the coverage described above.

          (b)   The rights of each Indemnified Person hereunder will be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Constituent Documents of Nalco or any of the Nalco Subsidiaries or the Surviving Corporation, any other indemnification Contract, the DGCL or otherwise.

          (c)   The provisions of this Section 7.9 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons and his or her heirs. In the event that the Surviving Corporation or any of its respective successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume and comply with the obligations set forth in this Section 7.9.

          (d)   The obligations of the Surviving Corporation under this Section 7.9 will not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person, it being expressly agreed that the Indemnified Persons will be third party beneficiaries of this Section 7.9. Ecolab will honor, guaranty and stand as a surety for, and will cause the Surviving Corporation and its Subsidiaries and successors to honor and comply with, in accordance with their respective terms, each of the covenants contained in this Section 7.9 without limit as to time. Ecolab will pay all reasonable expenses that may be incurred by an Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.9.

        Section 7.10    Public Announcements.     Ecolab and Nalco will develop a joint communications plan and, unless a Party has received an Ecolab Acquisition Proposal or a Nalco Acquisition Proposal, each Party will (a) ensure that all press releases and other public statements or communications with respect to the transactions contemplated by this Agreement are consistent with such joint communications plan and (b) unless otherwise required by applicable Law or by obligations pursuant to the rules of the NYSE or any other applicable securities exchange, consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement or communication with respect to this Agreement or the transactions contemplated by this Agreement. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus in accordance with the provisions of Section 7.1, neither Ecolab nor Nalco will issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party's business, financial condition or results of operations without the consent of the other Party, which consent will not be unreasonably withheld or delayed.

        Section 7.11    Notice of Certain Events.     Each of Ecolab and Nalco will promptly notify the other after receiving or becoming aware of (a) any notice or other communication from any Person alleging that the consent of that Person is or may be required in connection with the transactions contemplated by this Agreement, (b) the occurrence, or non-occurrence, of any event which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (c) any Proceeding commenced or, to its knowledge, threatened against, relating to or otherwise involving Ecolab or any of the Ecolab Subsidiaries or Nalco or any of the Nalco Subsidiaries, as the case may be, that relates to the consummation of the transactions contemplated by this Agreement and (d) any failure of Ecolab or Nalco, as the case may be, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that (i) the delivery of any notice pursuant to this Section 7.11 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice and (ii) the failure of a Party to disclose or notify the other Party of the occurrence, or non-occurrence, of an event described in clause (b) of this Section 7.11 will not constitute a breach or noncompliance of a covenant of such Party for purposes of determining the satisfaction of the conditions set forth in Section 8.2(b) or Section 8.3(b).

        Section 7.12    Listing of Shares of Ecolab Common Stock.     Ecolab will use its reasonable best efforts to cause the shares of Ecolab Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

        Section 7.13    Section 16 of the Exchange Act.     Prior to the Effective Time, each of Ecolab and Nalco will take all such steps as may be required to cause any dispositions of Nalco equity securities (including derivative securities with respect to Nalco Common Stock) or acquisitions of Ecolab equity securities (including derivative securities with respect to Ecolab Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 7.14    State Takeover Laws.     If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation is or becomes applicable to the transactions contemplated by this Agreement, Nalco and its Board of Directors will use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

        Section 7.15    Stockholder Litigation.     Nalco will promptly advise Ecolab orally and in writing of any Proceeding brought by any stockholder of Nalco against Nalco or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Ecolab fully informed regarding any such litigation. Nalco will give Ecolab the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Ecolab's advice with respect to such litigation and will not settle any such litigation without the prior written consent of Ecolab, such consent not to be unreasonably withheld or delayed. Ecolab will promptly advise Nalco orally and in writing of any Proceeding brought by any stockholder of Ecolab against Ecolab or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Ecolab fully informed regarding any such litigation. Ecolab will give Nalco the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Nalco's advice with respect to such litigation and will not settle any such litigation without the prior written consent of Nalco if such settlement would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger.

        Section 7.16    Control of Operations.     Without limiting any Party's rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give either Party, directly or indirectly, the right to control, direct or influence the other Party's operations prior to the Effective Time, (b) prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

        Section 7.17    Certain Transfer Taxes.     Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by Nalco or any the Nalco Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, will be borne by the Surviving Corporation and expressly will not be a liability of stockholders of Ecolab or Nalco.

        Section 7.18    Reorganization Treatment.     The Parties intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and each will not, and will not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code. Provided that the opinion conditions contained in Section 8.2(d) and Section 8.3(c) have been satisfied, Ecolab will file the opinions described in Section 8.2(d) and Section 8.3(c) with the SEC by a post-effective amendment to the Form S-4 promptly following the Closing.

        Section 7.19    Tax Representation Letters.     Ecolab will use its reasonable best efforts to deliver to Baker & McKenzie LLP, counsel to Ecolab ("Ecolab's Counsel"), and Cravath, Swaine & Moore LLP,

counsel to Nalco ("Nalco's Counsel"), a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 will have been declared effective by the SEC) and signed by an officer of Ecolab and Merger Sub, containing representations of Ecolab and Merger Sub, and Nalco will use its reasonable best efforts to deliver to Ecolab's Counsel and Nalco's Counsel a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 will have been declared effective by the SEC) and signed by an officer of Nalco, containing representations of Nalco, in each case as reasonably necessary or appropriate to enable Ecolab's Counsel to render the opinion described in Section 8.2(d) and Nalco's Counsel to render the opinion described in Section 8.3(c).

        Section 7.20    Dividends.     From the date of this Agreement until the Effective Time, Ecolab and Nalco will reasonably coordinate with each other regarding the declaration and payment of dividends with respect to the shares of Ecolab Common Stock and Nalco Common Stock and the record dates and payment dates relating thereto such that (a) no holder of Ecolab Common Stock or Nalco Common Stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Ecolab Common Stock or Nalco Common Stock, including Ecolab Common Stock issued in connection with the Merger, and (b) the quarterly payments of dividends to the holders of Ecolab Common Stock will be made substantially in accordance with Ecolab's historical quarterly dividend payment schedule.

ARTICLE VIII
CONDITIONS PRECEDENT

        Section 8.1    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)   Nalco must have obtained the Nalco Stockholder Approval and Ecolab must have obtained the Ecolab Stockholder Approval;

          (b)   the waiting period (and any extension thereof) applicable to the Merger under the HSR Act and under any other applicable material Competition Laws must have been terminated or expired, and any investigation opened pursuant to the HSR Act or such other material Competition Law by means of a second request for additional information or otherwise must have been terminated or closed, and no Proceeding must have been instituted by the U.S. Department of Justice, the FTC or any other material Governmental Authority under any applicable Competition Law challenging or seeking to enjoin the consummation of the transactions contemplated by this Agreement or to impose any Burdensome Condition, which Proceeding has not have been withdrawn, terminated or finally resolved;

          (c)   other than the authorizations and filings provided for by Section 8.1(b), all material notices, reports, filings, consents, registrations, approvals, permits or authorizations, if any, required to be obtained from or of any Governmental Authority, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, will have been obtained, except for those, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to (A) result in a Burdensome Condition or (B) provide a reasonable basis to conclude that Nalco, Ecolab or Merger Sub or any of their Affiliates or any of their respective officers or directors, as applicable, would be subject to the risk of criminal liability;

          (d)   no Laws must have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other Governmental Authority of competent jurisdiction, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (collectively, "Restraints");

          (e)   the Form S-4 must have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Form S-4 must have been issued by the SEC and no Proceedings for that purpose must have been initiated or threatened by the SEC; and

          (f)    the shares of Ecolab Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger must have been approved for listing on the NYSE, subject to official notice of issuance.

        Section 8.2    Conditions to Obligations of Ecolab and Merger Sub.     The obligations of Ecolab and Merger Sub to effect the Merger are subject to the satisfaction, or waiver by Ecolab, on or prior to the Closing Date of the following additional conditions:

          (a)   each of the representations and warranties of Nalco set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to "materiality" or "Material Adverse Effect," must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, have a Material Adverse Effect on Nalco; provided that notwithstanding the foregoing, each of the representations and warranties of Nalco set forth in Section 4.3, Section 4.4 and Section 4.5 must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. Ecolab must have received a certificate of the chief executive officer or the chief financial officer of Nalco to such effect;

          (b)   Nalco must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Ecolab must have received a certificate of the chief executive officer or the chief financial officer of Nalco to such effect;

          (c)   there must not be pending any Litigation by any material Governmental Authority (i) seeking to restrain or prohibit the consummation of the Merger or seeking to obtain from Nalco, Ecolab, Merger Sub or any other Affiliate of Ecolab any damages that are material in relation to Nalco, (ii) seeking to impose material limitations on the ability of Ecolab or any Affiliate of Ecolab to hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the shareholders of the Surviving Corporation, (iii) seeking to prohibit Ecolab or any of its Affiliates from effectively controlling in any material respect the business or operations of Nalco or any Nalco Subsidiary or (iv) that has had or would reasonably be expected to have a Material Adverse Effect on Nalco or on Ecolab; and

          (d)   Ecolab must have received an opinion of Ecolab's Counsel, in form and substance reasonably satisfactory to Ecolab, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Ecolab, Merger Sub and Nalco will be a party to such reorganization. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Ecolab, Nalco and others.

        Section 8.3    Conditions to Obligations of Nalco.     The obligations of Nalco to effect the Merger are subject to the satisfaction of, or waiver by Nalco, on or prior to the Closing Date of the following additional conditions:

          (a)   Each of the representations and warranties of Ecolab set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to "materiality" or "Material Adverse Effect," must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, have a Material Adverse Effect on Ecolab; provided that notwithstanding the foregoing, each of the representations and warranties of Ecolab and Merger Sub set forth in Section 5.3, Section 5.4 and Section 5.25 must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. Nalco must have received a certificate of the chief executive officer or the chief financial officer of Ecolab to such effect;

          (b)   Each of Ecolab and Merger Sub must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date and Nalco must have received a certificate of the chief executive officer or the chief financial officer of Ecolab to such effect; and

          (c)   Nalco must have received an opinion of Nalco's Counsel, in form and substance reasonably satisfactory to Nalco, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Nalco, Ecolab and Merger Sub will be a party to such reorganization. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Nalco, Ecolab and others.

        Section 8.4    Frustration of Closing Conditions.     Neither Nalco nor Ecolab may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party's intentional breach of any material provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.4.

ARTICLE IX
TERMINATION AND AMENDMENT

        Section 9.1    Termination.     This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Nalco Stockholder Approval or the Ecolab Stockholder Approval:

          (a)   by mutual written consent of Ecolab and Nalco;

          (b)   by either Ecolab or Nalco, if:

              (i)  the Merger has not been consummated by March 1, 2012 (the "End Date"), whether the End Date is before or after the date of the Nalco Stockholder Approval and the Ecolab Stockholder Approval; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) will not be available to any Party whose failure to perform in all material respects its obligations under this Agreement is the primary cause of the failure of the Merger to be consummated by the End Date;

             (ii)  any Restraint having any of the effects set forth in Section 8.1(d) is in effect and has become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) must have complied in all material respects with its obligations under Section 7.4;

            (iii)  the Nalco Stockholder Approval is not obtained at the Nalco Stockholders Meeting or any adjournment or postponement thereof; or

            (iv)  the Ecolab Stockholder Approval is not obtained at the Ecolab Stockholders Meeting or any adjournment or postponement thereof;

          (c)   by Ecolab, if:

              (i)  Nalco has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Nalco prior to the End Date and (B) would result in a failure of any condition set forth in Section 8.2(a) or Section 8.2(b); provided that the right to terminate this Agreement pursuant to this Section 9.1(c)(i) will not be available to Ecolab if Ecolab is in material breach of its representations, warranties, covenants or agreements contained in this Agreement as of the time of such purported termination;

             (ii)  the Board of Directors of Nalco has effected a Nalco Change in Recommendation;

            (iii)  the Board of Directors of Nalco fails to publicly reaffirm the Nalco Recommendation within ten Business Days after receipt of a written request by Ecolab to provide such reaffirmation following a Nalco Acquisition Proposal that has been publicly announced or that has become publicly known; provided that the right to terminate this Agreement pursuant to this Section 9.1(c)(iii) will not be available to Ecolab if the Board of Directors of Nalco has given notice that it is prepared to effect a Nalco Change in Recommendation in accordance with Section 7.5(e); or

            (iv)  Ecolab effects an Ecolab Change in Recommendation when permitted to do so pursuant to Section 7.6(e) in order to permit Ecolab to enter into a definitive written agreement providing for a Superior Ecolab Proposal concurrently with or immediately following the termination of this Agreement; provided that the termination of this Agreement pursuant to this Section 9.1(c)(iv) will not be effective unless and until Ecolab has paid the Ecolab Termination Fee to Ecolab in accordance with Section 9.3(b);

          (d)   by Nalco, if:

              (i)  Ecolab or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Ecolab or Merger Sub prior to the End Date and (B) would result in a failure of any condition set forth in Section 8.3(a) or Section 8.3(b); provided that the right to terminate this Agreement pursuant to this Section 9.1(d)(i) will not be available to Nalco if Nalco is in material breach of its representations, warranties, covenants or agreements contained in this Agreement as of the time of such purported termination;

             (ii)  the Board of Directors of Ecolab has effected an Ecolab Change in Recommendation;

            (iii)  the Board of Directors of Ecolab fails to publicly reaffirm the Ecolab Recommendation within ten Business Days after receipt of a written request by Nalco to provide such reaffirmation following an Ecolab Acquisition Proposal that has been publicly announced or that has become publicly known; provided that the right to terminate this Agreement pursuant to this Section 9.1(d)(iii) will not be available to Nalco if the Board of Directors of Ecolab has given notice that it is prepared to effect an Ecolab Change in Recommendation in accordance with Section 7.6(e); or

            (iv)  Nalco effects a Nalco Change in Recommendation when permitted to do so pursuant to Section 7.5(e) in order to permit Nalco to enter into a definitive written agreement providing for a Superior Nalco Proposal concurrently with or immediately following the termination of this Agreement; provided that the termination of this Agreement pursuant to this Section 9.1(d)(iv) will not be effective unless and until Nalco has paid the Nalco Termination Fee to Ecolab in accordance with Section 9.3(a).

        Section 9.2    Effect of Termination.     In the event of any termination of this Agreement as provided in Section 9.1, the obligations of the Parties under this Agreement will terminate and there will be no liability on the part of any Party with respect thereto, except for the confidentiality provisions of Section 7.3 and the provisions of this Section 9.2, Section 9.3 (which, subject to the proviso of this sentence, will constitute the sole and exclusive remedy of the Party receiving payment thereunder) and Article X, each of which will remain in full force and effect; provided that no Party will be relieved or released from any liability or damages arising from an intentional breach of any provision of this Agreement or fraud, and the aggrieved Party will be entitled to all rights and remedies available at law or in equity, including (a) in the case of a breach by Ecolab or Merger Sub, liability to Nalco for damages, determined taking into account all relevant factors, including, without duplication, the loss of the benefit of the Merger to Ecolab and the lost stockholder premium and any benefit to Ecolab or its stockholders arising from such breach, and (b) in the case of a breach by Nalco, liability to Ecolab for damages determined taking into account all relevant factors, including the loss of the benefit of the Merger to Ecolab and any benefit to Nalco or its stockholders arising from such breach. The foregoing sentence is not intended to create any right of the stockholders of Nalco or Ecolab to bring any action against the other Party pursuant to this Agreement. The Parties acknowledge and agree that the payment of the Nalco Termination Fee or the Ecolab Termination Fee, as applicable, pursuant to Section 9.3 will not preclude such non-breaching Party in the case of an intentional breach of this Agreement or fraud by such breaching Party from seeking additional damages from such breaching Party on account of such intentional breach or fraud.

        Section 9.3    Termination Fee and Expense Reimbursement.

          (a)   Nalco will pay to Ecolab, by wire transfer of immediately available funds, the sum of $135,000,000 (the "Nalco Termination Fee") if this Agreement is terminated under the following circumstances:

              (i)  if this Agreement is terminated pursuant to Section 9.1(c)(ii) or (iii), then Nalco will pay the Nalco Termination Fee by the second Business Day following the date of such termination;

             (ii)  if (A) this Agreement is terminated (1) pursuant to Section 9.1(b)(i) without a vote of the stockholders of Nalco contemplated by this Agreement at the Nalco Stockholders Meeting having occurred or (2) pursuant to Section 9.1(b)(iii), and in any such case a Nalco Acquisition Proposal has been publicly announced or has otherwise become publicly known, or any Person has publicly announced or communicated a bona fide intention, whether or not conditional, to make a Nalco Acquisition Proposal, at any time after the date of this Agreement and prior to the time of the taking of the vote of the stockholders of Nalco at the Nalco Stockholders Meeting, in the case of clause (2), or the date of termination, in the case of clause (1), and (B) within 12 months after the date of such termination, Nalco enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such Nalco Acquisition Proposal, then Nalco will pay the Nalco Termination Fee by the second Business Day following the date Nalco enters into such definitive agreement or consummates such transaction; provided that, for purposes of this Section 9.3(a)(ii), all references to 15 percent including in the definition of the term "Nalco Acquisition Proposal" will be changed to 50 percent; or

            (iii)  if this Agreement is terminated pursuant to Section 9.1(d)(iv), then Nalco will pay the Nalco Termination Fee on the date, and as a condition to the effectiveness, of such termination.

          (b)   Ecolab will pay to Nalco, by wire transfer of immediately available funds, the sum of $275,000,000 (the "Ecolab Termination Fee") if this Agreement is terminated under the following circumstances:

              (i)  if this Agreement is terminated pursuant to Section 9.1(d)(ii) or (iii), then Ecolab will pay the Ecolab Termination Fee by the second Business Day following the date of such termination; or

             (ii)  if (A) this Agreement is terminated (1) pursuant to Section 9.1(b)(i) without a vote of the stockholders of Ecolab contemplated by this Agreement at the Ecolab Stockholders Meeting having occurred or (2) pursuant to Section 9.1(b)(iv), and in any such case an Ecolab Acquisition Proposal has been publicly announced or has otherwise become publicly known, or any Person has publicly announced or communicated a bona fide intention, whether or not conditional, to make an Ecolab Acquisition Proposal, at any time after the date of this Agreement and prior to the time of the taking of the vote of the stockholders of Ecolab at the Ecolab Stockholders Meeting, in the case of clause (2), or the date of termination, in the case of clause (1), and (B) within 12 months after the date of such termination, Ecolab enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such Ecolab Acquisition Proposal, then Ecolab will pay the Ecolab Termination Fee by the second Business Day following the date Ecolab enters into such definitive agreement or consummates such transaction; provided that, for purposes of this Section 9.3(b)(ii), all references to 15 percent including in the definition of the term "Ecolab Acquisition Proposal" will be changed to 50 percent; or

            (iii)  if this Agreement is terminated pursuant to Section 9.1(c)(iv), then Ecolab will pay the Ecolab Termination Fee on the date, and as a condition to the effectiveness, of such termination.

          (c)   If this Agreement is terminated pursuant to Section 9.1(b)(iii) and the conditions set forth in Section 9.3(a)(ii)(A) regarding a publicly announced or otherwise communicated Nalco Acquisition Proposal, or intention to make a Nalco Acquisition Proposal, are not applicable, then Nalco will reimburse Ecolab for up to $8,000,000 of its reasonably documented Expenses incurred in connection with the transactions contemplated by this Agreement. Such Expenses will be reimbursed by wire transfer of immediately available funds within two Business Days after delivery by Ecolab to Nalco of a written statement setting forth the amount thereof and attaching the applicable documentation.

          (d)   If this Agreement is terminated pursuant to Section 9.1(b)(iv) and the conditions set forth in Section 9.3(b)(ii)(A) regarding a publicly announced or otherwise communicated Ecolab Acquisition Proposal, or intention to make an Ecolab Acquisition Proposal, are not applicable, then Ecolab will reimburse Nalco for up to $8,000,000 of its reasonably documented Expenses incurred in connection with the transactions contemplated by this Agreement. Such Expenses will be reimbursed by wire transfer of immediately available funds within two Business Days after delivery by Nalco to Ecolab of a written statement setting forth the amount thereof and attaching the applicable documentation.

          (e)   Each of Ecolab and Nalco acknowledges and agrees that the agreements contained in this Section 9.3 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, such other Party would not enter into this Agreement. Accordingly, if Ecolab or Nalco fails promptly to pay any amounts due under this Section 9.3 and, in order to obtain such payment, such other Party commences any Proceeding that results in a judgment against such nonpaying Party for such amounts, such nonpaying Party will pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York in effect on the date such payment was due, together with the costs and expenses of such Party that commenced such Proceeding (including reasonable legal fees and expenses) in connection with such Proceedings.

ARTICLE X
GENERAL PROVISIONS

        Section 10.1    Non-Survival of Representations, Warranties and Agreements.     None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments (including Section 7.9) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

        Section 10.2    Notices.     All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Ecolab or Merger Sub, to:
Ecolab Inc. 370 Wabasha Street North Saint Paul, Minnesota 55102
Facsimile:	(651) 293-2471
Attention:	James J. Seifert Vice President, General Counsel and Secretary
with a copy (which will not constitute notice) to:
Baker & McKenzie LLP 130 East Randolph Drive Chicago, Illinois 60601
Facsimile:	(312) 861-2899
Attention:	Dieter A. Schmitz Craig A. Roeder

If to Nalco, to:
Nalco Holding Company 1601 West Diehl Road Naperville, Illinois 60563-1198
Facsimile:	(630) 305-2840
Attention:	Office of General Counsel
with a copy (which will not constitute notice) to:
Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019
Facsimile:	(212) 474-3700
Attention:	Scott A. Barshay George F. Schoen

        Section 10.3    Counterparts; Effectiveness.     This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument. This Agreement will become effective when each Party has received counterparts signed and delivered (by facsimile or otherwise) by the other Parties.

        Section 10.4    Entire Agreement; Third Party Beneficiaries.     This Agreement (including the Exhibits, Schedules and the Parties' disclosure letters) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to their subject matter. This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever, other than (a) Section 7.9, which is intended to be for the benefit of the Indemnified Persons and their heirs and assigns covered thereby and may be enforced by such Indemnified Persons and their heirs and assigns and (b) Article II, which is intended to be for the benefit of holders of shares of Nalco Common Stock, Nalco Stock Options and Nalco Stock-Based Awards with respect to the right of such holders to receive, as applicable, the Merger Consideration, Converted Stock Options or Converted Stock-Based Awards.

        Section 10.5    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

        Section 10.6    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

        Section 10.7    Amendment.     This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Nalco or the stockholders of Ecolab, but after such approval, no amendment will be made which by Law or in accordance with the rules of the NYSE requires further approval by such stockholders without such further approval. Notwithstanding the preceding sentence, no amendment will be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

        Section 10.8    Extension; Waiver.     At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally permitted (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver will be made which by Law or in accordance with the rules of the NYSE requires further approval by the stockholders of Nalco or the stockholders of Ecolab without such further approval. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.

        Section 10.9    Governing Law and Venue: Waiver of Jury Trial.

          (a)   THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW. The Parties irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware with respect to all matters arising out of or relating to this Agreement the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties agree that all claims with respect to such action or proceeding will be heard and determined exclusively in such a Delaware state or federal court. The Parties consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Law will be valid and sufficient service.

          (b)   EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 10.9(b).

        Section 10.10    Enforcement.     The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Except as provided in Section 9.2, it is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10.9, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

[Signature page follows.]

        IN WITNESS WHEREOF, Ecolab Inc., Sustainability Partners Corporation and Nalco Holding Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

ECOLAB INC.
By:	/s/ DOUGLAS M. BAKER, JR.
Name:	Douglas M. Baker, Jr.
Title:	Chairman of the Board, President and Chief Executive Officer
SUSTAINABILITY PARTNERS CORPORATION
By:	/s/ DOUGLAS M. BAKER, JR.
Name:	Douglas M. Baker, Jr.
Title:	Chairman of the Board, President and Chief Executive Officer
NALCO HOLDING COMPANY
By:	/s/ J. ERIK FYRWALD
Name:	J. Erik Fyrwald
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

Annex B

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

July 19, 2011

The Board of Directors
Ecolab Inc.
Ecolab Center
370 N. Wabasha Street
St. Paul, Minnesota 55102

Members of the Board of Directors:

We understand that Ecolab Inc. ("Ecolab") proposes to enter into an Agreement and Plan of Merger, dated as of July 19, 2011 (the "Agreement"), among Ecolab, Sustainability Partners Corporation, a wholly owned subsidiary of Ecolab ("Merger Sub"), and Nalco Holding Company ("Nalco"), pursuant to which, among other things, Nalco will merge with and into Merger Sub (the "Transaction") and each outstanding share of common stock, par value $0.01 per share, of Nalco ("Nalco Common Stock") will be converted into the right to receive at the option of the holder thereof, and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), either (i) $38.80 in cash, without interest (the "Cash Consideration") or (ii) that portion of a share of common stock, par value $1.00 per share, of Ecolab ("Ecolab Common Stock") that is equal to the Exchange Ratio (as defined in the Agreement) (the "Stock Consideration" and, together with the Cash Consideration, the "Consideration"); provided, however, that the amount of Cash Consideration shall equal 30% of the product of (a) $38.80 and (b) the number of issued and outstanding shares of Nalco Common Stock immediately prior to the effective time of the Transaction (other than shares owned by Ecolab, Nalco or their respective subsidiaries and other than shares held by holders who have properly exercised appraisal rights with respect thereto). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Ecolab of the Consideration to be paid by Ecolab in the Transaction.

In connection with this opinion, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to Nalco and Ecolab;

  (ii)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Nalco furnished to or discussed with us by the management of Nalco, including certain financial forecasts relating to Nalco prepared by the management of Nalco (such forecasts, the "Nalco Forecasts");

  (iii)
  reviewed (1) certain financial forecasts relating to Nalco prepared by the management of Ecolab as of June 16, 2011 (the "June 16 Model"), (2) certain financial forecasts relating to Nalco prepared by the management of Ecolab as of July 1, 2011 (the "July 1 Model") and

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036

The Board of Directors
Ecolab Inc.

  (3) certain financial forecasts relating to Nalco prepared by the management of Ecolab as of July 19, 2011 (the "July 19 Model") and discussed with the management of Ecolab its assessments as to the relative likelihood of achieving the future financial results reflected in the Nalco Forecasts, the June 16 Model, the July 1 Model and the July 19 Model;

  (iv)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Ecolab furnished to or discussed with us by the management of Ecolab, including certain financial forecasts relating to Ecolab prepared by the management of Ecolab (such forecasts, the "Ecolab Forecasts");

  (v)
  reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the "Synergies/Cost Savings") anticipated by the management of Ecolab to result from the Transaction;

  (vi)
  discussed the past and current business, operations, financial condition and prospects of Nalco with members of senior managements of Nalco and Ecolab, and discussed the past and current business, operations, financial condition and prospects of Ecolab with members of senior management of Ecolab;

  (vii)
  discussed with the management of Ecolab its assessments as to the products, product candidates and technology of Nalco, including the validity of, risks associated with, and the integration by Ecolab of, such products, product candidates and technology;

  (viii)
  reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Ecolab, including the potential effect on Ecolab's estimated earnings per share;

  (ix)
  reviewed the trading histories for Nalco Common Stock and Ecolab Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

  (x)
  compared certain financial and stock market information of Nalco and Ecolab with similar information of other companies we deemed relevant;

  (xi)
  compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (xii)
  reviewed the relative financial contributions of Nalco and Ecolab to the future financial performance of the combined company on a pro forma basis;

  (xiii)
  reviewed the Agreement; and

  (xiv)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Ecolab and Nalco that they are not aware of any facts or circumstances that would

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036

The Board of Directors
Ecolab Inc.

make such information or data inaccurate or misleading in any material respect. With respect to the Nalco Forecasts, we have been advised by Nalco, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nalco as to the future financial performance of Nalco. With respect to the June 16 Model and the July 1 Model, we have been advised by Ecolab, and have assumed, that they have been reasonably prepared on bases reflecting the best then-available estimates and good faith judgments of the management of Ecolab as to the future financial performance of Nalco. With respect to the July 19 Model, the Ecolab Forecasts and the Synergies/Cost Savings, we have assumed, at the direction of Ecolab, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Ecolab as to the future financial performance of Nalco and Ecolab and the other matters covered thereby and, based on the assessments of the management of Ecolab as to the relative likelihood of achieving the future financial results reflected in the Nalco Forecasts, the June 16 Model, the July 1 Model and the July 19 Model, we have relied, at the direction of Ecolab, on the July 19 Model for purposes of our opinion. We have relied, at the direction of Ecolab, on the assessments of the management of Ecolab as to Ecolab's ability to achieve the Synergies/Cost Savings and have been advised by Ecolab, and have assumed, that the Synergies/Cost Savings will be realized in the amounts and at the times projected. We have relied, at the direction of Ecolab, on the assessments of the management of Ecolab as to the products, product candidates and technology of Nalco, including the validity of, risks associated with, and the integration by Ecolab of, such products, product candidates and technology. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Nalco or Ecolab, nor have we made any physical inspection of the properties or assets of Nalco or Ecolab. We have not evaluated the solvency or fair value of Nalco or Ecolab under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Ecolab, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Nalco, Ecolab or the contemplated benefits of the Transaction. We also have assumed at the direction of Ecolab that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to Ecolab of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036

The Board of Directors
Ecolab Inc.

be available to Ecolab or in which Ecolab might engage or as to the underlying business decision of Ecolab to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of Ecolab Common Stock actually will be when issued or the prices at which Ecolab Common Stock or Nalco Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Ecolab in connection with the Transaction and will receive a fee for our services, a portion of which is payable in connection with, and upon the rendering of, this opinion and a significant portion of which is contingent upon consummation of the Transaction. We and certain of our affiliates also may be participating in the financing for the Transaction, including potentially acting as lead arranger in connection with a new revolving credit facility and as underwriter for new bonds and/or any related hedging activity, for which services we and our affiliates would receive compensation. In addition, Ecolab has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Ecolab, Nalco and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Ecolab and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as book-running manager for various debt offerings and having provided or providing certain derivatives and foreign exchange trading services to Ecolab.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Nalco and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as book-running manager and arranger for various debt offerings and lender under certain letters of credit and credit facilities and (ii) provided or providing certain cash, treasury management, derivatives and foreign exchange trading products and services to Nalco.

It is understood that this letter is for the benefit and use of the Board of Directors of Ecolab (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Ecolab.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036

The Board of Directors
Ecolab Inc.

are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Ecolab, Nalco or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by Ecolab is fair, from a financial point of view, to Ecolab.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH
        INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036

ANNEX C

PERSONAL AND CONFIDENTIAL

July 19, 2011

Board of Directors
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563-1198

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Nalco Holding Company (the "Company") of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of July 19, 2011 (the "Agreement"), by and among Ecolab, Inc. ("Ecolab"), Sustainability Partners Corporation, a wholly owned subsidiary of Ecolab ("Merger Sub"), and the Company. Pursuant to the Agreement, the Company will be merged with and into Merger Sub and holders of outstanding Shares (other than Excluded Shares and Dissenting Shares (each as defined in the Agreement)) may elect to receive in respect of each such Share either (i) 0.7005 shares of common stock, par value $1.00 per share (the "Ecolab Common Stock"), of Ecolab (the "Stock Consideration") or (ii) $38.80 in cash (the "Cash Consideration" and Stock Consideration, taken in the aggregate, the "Aggregate Consideration"), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we express no opinion.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Ecolab and any of their respective affiliates or third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner in connection with the public offering of the Company's 6.625% Senior Unsecured Notes due January 15, 2019 (aggregate principal amount $750 million) and 6.875% Senior Unsecured Notes due January 15, 2019 (aggregate principal amount €200 million) in December 2010 and financial advisor to the Company in connection with the sale of its Performance Product Group to the Lubrizol Corporation in January 2011. We may also in the future provide investment banking services to the Company, Ecolab and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Ecolab for the five years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on

Board of Directors
Nalco Holding Company
July 19, 2011

Form 10-Q of the Company and Ecolab; certain other communications from the Company and Ecolab to their respective stockholders; certain publicly available research analyst reports for the Company and Ecolab; and certain internal financial analyses and forecasts for the Company prepared by its management and for Ecolab prepared by its management, in each case, as approved for our use by the Company (the "Forecasts"), including certain cost savings and operating synergies projected by the management of Ecolab to result from the Transaction, as approved for our use by the Company (the "Synergies"). We have also held discussions with members of the senior managements of the Company and Ecolab regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies; reviewed the reported price and trading activity for the Shares and the shares of Ecolab Common Stock; compared certain financial and stock market information for the Company and Ecolab with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the chemical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Ecolab or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Ecolab on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Shares of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in

Board of Directors
Nalco Holding Company
July 19, 2011

connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Ecolab Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Ecolab or the ability of the Company or Ecolab to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

ANNEX D

DELAWARE GENERAL CORPORATION LAW
SECTION 262 APPRAISAL RIGHTS

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX E

        The following shows the proposed amendment to the first paragraph of Article III of the restated certificate of incorporation of Ecolab in accordance with the additional share authorization proposal described in this joint proxy statement/prospectus.

"ARTICLE III

        The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is ~~four hundred fifteen million (415,000,000)~~ eight hundred fifteen million (815,000,000) consisting of ~~four hundred million (400,000,000)~~ eight hundred million (800,000,000) shares of Common Stock of the par value of One Dollar ($1.00) per share and fifteen million (15,000,000) shares of Preferred Stock without par value. The number of authorized shares of any class of capital stock may be increased or decreased by the affirmative vote of the holders of a majority of capital stock of the Corporation entitled to vote."

E-1